As filed with the Securities and Exchange Commission on October 10, 2012

Registration No. 333-183254

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Zoetis Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	46-0696167
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification No.)	(I.R.S. Employer Identification No.)

c/o Pfizer Inc.

235 East 42nd Street

New York, New York 10017

(212) 733-2323

(Address, Including Zip Code, of Registrant’s Principal Executive Offices)

Juan Ramón Alaix

Chief Executive Officer

Zoetis Inc.

c/o Pfizer Inc.

235 East 42nd Street

New York, New York 10017

(212) 733-2323

(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stacy J. Kanter, Esq. Dwight S. Yoo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 (212) 701-5800 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. The debt exchange parties may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 10, 2012

Prospectus

             Shares

Zoetis Inc.

Class A common stock

This is the initial public offering of Class A common stock of Zoetis Inc. All of our shares of common stock are currently held by Pfizer Inc.

In connection with this offering, Pfizer will exchange shares of our Class A common stock for indebtedness of Pfizer held by affiliates of certain of the underwriters, which we refer to as the “debt exchange parties.” The debt exchange parties will then sell these shares pursuant to this offering. As a result, the debt exchange parties, and not Pfizer or Zoetis, will receive the net proceeds from the sale of the shares in this offering. Prior to this offering, there has been no public market for our Class A common stock. We intend to apply for listing of our Class A common stock on the                      under the symbol “            .” The estimated initial public offering price is between $         and $         per share of Class A common stock.

In connection with this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. The holders of Class A common stock and Class B common stock will each be entitled to one vote per share for all matters submitted to a vote of stockholders other than with respect to the election of directors. With respect to the election of directors, the holders of Class B common stock will be entitled to ten votes per share, and the holders of Class A common stock will be entitled to one vote per share. Each share of Class B common stock held by Pfizer or one of its subsidiaries will be convertible into one share of Class A common stock at any time but will not be convertible if held by any other holder.

Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 14.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the debt exchange parties, before expenses	$	$

The debt exchange parties have granted the underwriters an option for a period of 30 days to purchase from them up to              additional shares of Class A common stock. The debt exchange parties, and not Pfizer or Zoetis, will receive the net proceeds from any shares of Class A common stock sold pursuant to this option to purchase additional shares.

Delivery of the shares of Class A common stock will be made on or about                     , 2012 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	BofA Merrill Lynch	Morgan Stanley

                    , 2012

Zoetis Inc., Pfizer Inc., the debt exchange parties and the underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of Zoetis Inc. None of Zoetis Inc., Pfizer Inc., the debt exchange parties or the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale thereof is not permitted. Zoetis Inc., Pfizer Inc., the debt exchange parties and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus is accurate only as of the date of this prospectus.

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Unless the context requires otherwise: (a) references to “Zoetis,” our “company,” “we,” “us” or “our” refer to Zoetis Inc., a Delaware corporation, and its subsidiaries after giving effect to the transactions described under “The Separation and Distribution transactions—The Separation;” and (b) references to “Pfizer” refer to Pfizer Inc., a Delaware corporation, and its subsidiaries other than Zoetis and Zoetis’s subsidiaries. Accordingly, unless the context requires otherwise, statements relating to our history in this prospectus describe the history of Pfizer’s animal health business unit.

Currency amounts in this prospectus are stated in United States dollars, unless otherwise indicated.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from Vetnosis Limited, or Vetnosis, a research and consulting firm specializing in global animal health and veterinary medicine, and management estimates. Vetnosis is a leading provider of research products, commercial information and analysis of the global animal health sector. The information from Vetnosis contained in this prospectus was not prepared by Vetnosis on our behalf. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Cautionary statement concerning forward-looking statements.”

The name and mark, Pfizer, and other trademarks, trade names and service marks of Pfizer appearing in this prospectus are the property of Pfizer. Prior to the completion of this offering, Zoetis and other trademarks, trade names and service marks of Zoetis appearing in this prospectus are the property of Pfizer, and after the completion of this offering, Zoetis and other trademarks, trade names and service marks of Zoetis appearing in this prospectus will be the property of Zoetis. This prospectus also contains additional trade names, trademarks and service marks belonging to Pfizer and to other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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Summary

This summary highlights information included elsewhere in this prospectus and does not contain all of the information you should consider in making an investment decision. You should read this entire prospectus carefully, including the sections entitled “Risk factors,” “Cautionary statement concerning forward-looking statements,” “Selected historical combined financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and the notes thereto before making an investment decision regarding our Class A common stock.

Our company

Zoetis is a global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines, with a focus on both livestock and companion animals. For more than 60 years, as a business unit of Pfizer, we have been committed to enhancing the health of animals and bringing solutions to our customers who raise and care for them. Measured by our revenues of $4.2 billion for the year ended December 31, 2011, we are the largest animal health medicines and vaccines business, with our products sold in more than 120 countries and across eight core species and five major product categories.

With our sales organization of approximately 3,400 employees, we directly market our portfolio of more than 300 product lines to livestock producers and veterinarians located in approximately 70 countries across North America, Europe, Africa, Asia, Australia and Latin America, and are a market leader in nearly all of the major regions in which we operate. Through our efforts to establish an early and direct presence in many emerging markets, such as Brazil, China and India, emerging markets contributed 27% of our revenues for the year ended December 31, 2011, which we believe makes us the largest animal health medicines and vaccines business as measured by revenues across emerging markets as a whole. In markets where we do not have a direct commercial presence, we generally contract with distributors that provide logistics and sales and marketing support for our products.

We believe our investments in the industry’s largest sales organization, which includes an extensive network of technical and veterinary operations specialists, our high-quality manufacturing and reliability of supply, and our long track record of developing products that meet customer needs, lead to enduring and valued relationships with our customers. From 2004 to 2011, we obtained approximately one-fourth of all animal health medicine approvals granted by the U.S. Food and Drug Administration, or FDA, and approximately one-fifth of all animal health vaccine approvals granted by the U.S. Department of Agriculture, or USDA. The majority of our research and development, or R&D, programs focus on brand lifecycle development, which is defined as R&D programs that leverage existing animal health products by adding new species or claims, achieving approvals in new markets or creating new combinations and reformulations.

We believe our ability to successfully position our diverse portfolio of products with high brand recognition in attractive markets and execute our operating plan has contributed to our financial performance over the last several years. For the six months ended July 1, 2012, our revenues were $2.1 billion, reflecting growth of 4% compared to the six months ended July 3, 2011. For the years ended December 31, 2011 and 2010, our revenues were $4.2 billion and $3.6 billion, reflecting growth of 18% and 30% compared to the prior year periods.

As a result of recent significant acquisitions as well as the related government-mandated divestitures occurring in the revenue numbers in our statement of operations, during the years ended December 31, 2011, 2010 and 2009 and the six months ended July 1, 2012 and July 3, 2011, the growth trend on our existing portfolio from year to year is not readily apparent. We believe that it is not only important to understand overall revenue growth, but also existing portfolio growth year over year. As such, we utilize “base revenue growth.” Base revenue growth is defined as revenue growth excluding the impact of foreign exchange, less the incremental revenue of recent significant acquisitions and similarly excluding the impact of government-mandated divestitures. Our base revenue growth was 5% in the six months ended July 1, 2012, 7% in 2011 and 7% in 2010 compared to the prior year periods. For a more complete description of base revenue growth, see “Management’s discussion and analysis of financial condition and results of operations—Analysis of the combined statements of operations.”

For the six months ended July 1, 2012, our Adjusted net income (a non-GAAP financial measure) was $328 million, reflecting growth of 40% compared to the six months ended July 3, 2011. In 2011 and 2010, our Adjusted net income was $503 million and $275 million, reflecting growth of 83% and 46% compared to the prior year periods. For the six months ended July 1, 2012, our net income attributable to Zoetis was $284 million, reflecting growth of 100% compared to the six months ended July 3, 2011. In 2011 and 2010, our net income attributable to Zoetis was $245 million and $110 million, reflecting growth of 123% and 210% compared to the prior year periods. For a reconciliation of Adjusted net income to net income attributable to Zoetis, see “Management’s discussion and analysis of financial condition and results of operations—Adjusted net income.”

Our leadership in animal health medicines and vaccines extends across both livestock and companion animals. The primary livestock species are cattle (both beef and dairy), swine, poultry, sheep and fish, and the primary companion animal species are dogs, cats and horses. Our livestock products primarily prevent or treat conditions in livestock, enabling the cost-effective production of safe, high-quality animal protein, whereas our companion animal products improve the quality of and extend the life of pets and increase convenience and compliance for pet owners. Livestock and companion animal products represented approximately 66% and 34% of our revenues, respectively, for the year ended December 31, 2011.

Our more than 300 product lines include vaccines, parasiticides, anti-infectives, medicinal feed additives and other pharmaceutical products. Our product portfolio is enhanced by complementary businesses, including diagnostics, genetics, devices and services such as dairy data management, e-learning and professional consulting.

Animal health industry

The animal health industry, which focuses on both livestock and companion animals, is a growing industry that impacts billions of people worldwide. Broadly defined, as measured by revenues, the approximately $100 billion animal health industry includes all products and services, other than livestock feed and pet food, that promote livestock productivity and health and companion animal health, such as medicines and vaccines, diagnostics, medical devices, pet supplies, nutritional supplements, veterinary services and other related services.

Within this broad market, medicines and vaccines, our core area of operation, represented a global market of $22 billion, as measured by 2011 revenues, grew at a compound annual growth rate, or CAGR, of 6% between 2006 and 2011 and, excluding the impact of foreign exchange, is projected to grow at a CAGR of 6% per year between 2011 and 2016, according to Vetnosis, a research and consulting firm specializing in global animal health and veterinary medicine.

The livestock medicines and vaccines sector represented $13.1 billion of sales in 2011, or 60% of the total animal health medicines and vaccines market. This sector grew at a CAGR of 7% between 2006 and 2011 and, excluding the impact of foreign exchange, is projected to grow at a CAGR of 6% per year between 2011 and 2016, according to Vetnosis.

Growth in the livestock medicines and vaccines sector is driven by human population growth and increasing standards of living, consequently increasing demand for improved nutrition, particularly animal protein, increasing natural resource constraints driving a need for enhanced productivity, and increased focus on food safety. Livestock health and production are essential to meeting the growing demand for animal protein of a global population that is increasing in size and standard of living, particularly in many emerging markets. As part of the global ecosystem, livestock health is critical to assuring a safe, sustainable global food supply and reducing the outbreak of infectious disease in both humans and animals.

The cost to livestock producers of animal health medicines and vaccines is small relative to other livestock production costs, including feed, and these products help protect producers’ investments by treating and preventing diseases in herds and flocks before they become widespread, thus improving economic outcomes for producers. As a result, demand for animal health medicines and vaccines has typically been more stable than demand for other production inputs.

The companion animal medicines and vaccines sector represented $8.9 billion of sales in 2011, or 40% of the total animal health medicines and vaccines market. This sector grew at a CAGR of 6% between 2006 and 2011 and, excluding the impact of foreign exchange, is projected to grow at a CAGR of 5% per year between 2011 and 2016, according to Vetnosis.

Growth in the companion animal medicines and vaccines sector is driven by economic development and related increases in disposable income, increasing pet ownership, companion animals living longer, increasing medical treatment of companion animals and advances in animal health medicines and vaccines. Industry sources indicate that companion animals improve the physical and emotional well-being of pet owners. Pet ownership and spending per pet are increasing globally, and industry sources report that pet owners indicate a preference for reducing spending on other aspects of their lifestyle, including entertainment, clothing and household goods, before reducing spending on petcare.

Animal health distinctions from human health

The business of developing and marketing animal health medicines and vaccines shares a number of characteristics with the business of developing and marketing medicines and vaccines for human health. These similarities include complex and regulated product manufacturing, products that must be proven efficacious and safe in clinical trials to be approved by regulators, a reliance on new product development through R&D and products that are marketed based on labeled claims regarding impacts on health. However, there are also significant differences between the animal health medicines and vaccines and human health businesses, including:

•

R&D is faster, less expensive and more predictable and sustainable. R&D for animal health generally requires fewer clinical studies, involves fewer subjects and is conducted directly in the target species. As a result, decisions on the potential efficacy and safety of products often can be made more quickly, and the likelihood of success often can be established earlier in development than in human health R&D. While the development of new chemical and biological entities through new product R&D continues to play an important role, the majority of animal health R&D investment is focused on brand lifecycle development. These factors generally yield faster, less expensive and more predictable R&D processes and more sustainable R&D pipelines as compared to human health.

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More diverse product portfolios. In general, animal health medicines and vaccines businesses are less reliant on a small number of top selling key products than human health businesses. Animal health products are developed for multiple species and sold across different regions, which may have environmental, cultural, epidemiological and other differences that contribute to distinct product requirements. As a result, animal health products often have a smaller market size, and the performance of any single product typically has less impact on an animal health medicines and vaccines business as compared to a human health business.

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Partnership relationships with customers. While some industry participants rely on distributors to market and sell their products, particularly in certain emerging markets, the animal health industry typically uses a combination of sales representatives to inform customers about the attributes of animal health products and technical and veterinary operations specialists to provide advice regarding local, regional and global trends in animal health. As a result of these relationships, sales and consulting visits are typically longer and more meaningful, and sales representatives have better access to customer decision makers, as compared to human health.

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Primarily self-pay. Livestock producers and pet owners generally pay for animal healthcare out-of-pocket. Purchasers make decisions without the influence of insurance companies or government payors that are often involved in product and pricing decisions in human healthcare. Livestock producers are able to see measurable economic outcomes related to the use of animal health medicines and vaccines, as compared to human health in which outcomes can be less certain and more difficult to demonstrate. Companion animal veterinarians continue to be key decision-makers and dispensers of medicines and vaccines for companion animals. The sale of animal health products directly to pet owners is a meaningful contributor to veterinary practice economics. We believe that these dynamics result in less pricing pressure than in human health.

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Strong brand loyalty and less generic competition. Generic competition in the animal health industry is less than in human health. The reasons for this include the smaller average market size of each product opportunity, the importance of direct distribution and education to veterinarians and livestock producers and the primarily self-pay nature of the business. In addition, companion animal health products are often directly prescribed and dispensed by veterinarians. The importance of quality and safety concerns to pet owners, veterinarians and livestock producers also contributes to animal health brand loyalty, which we believe often continues after the loss of patent-based and regulatory exclusivity.

Our segments

Due to meaningful differences in customer needs across different regions, we organize and operate our business in four regions. Within each of these regional segments, we offer a diversified product portfolio for both livestock and companion animal customers in order to capitalize on local and regional trends and customer needs. Our business segments are:

•

United States. Revenues of $846 million and $1,659 million represented 40% and 39% of total revenues for the six months ended July 1, 2012 and the year ended December 31, 2011, respectively. We experienced base revenue growth of 7% in 2011 and 13% in 2010 and 8% for the six months ended July 1, 2012 in this segment.

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Europe/Africa/Middle East. Revenues of $558 million and $1,144 million represented 26% and 27% of total revenues for the six months ended July 1, 2012 and the year ended December 31, 2011, respectively. Key developed markets in this segment include the United Kingdom, Germany and France. Key emerging markets in this segment include Russia, Turkey and South Africa. We experienced base revenue growth of 3% in 2011 and (1)% in 2010 and 1% for the six months ended July 1, 2012 in this segment.

•

Canada/Latin America. Revenues of $384 million and $788 million represented 18% and 19% of total revenues for the six months ended July 1, 2012 and the year ended December 31, 2011, respectively. The developed market in this segment is Canada. Key emerging markets in this segment include Brazil and Mexico. We experienced base revenue growth of 9% in 2011 and 5% in 2010 and 4% for the six months ended July 1, 2012 in this segment.

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Asia/Pacific. Revenues of $353 million and $642 million represented 16% and 15% of total revenues for the six months ended July 1, 2012 and the year ended December 31, 2011, respectively. Key developed markets in this segment include Australia, Japan, New Zealand and South Korea. Key emerging markets in this segment include India and China. We experienced base revenue growth of 12% in 2011 and 15% in 2010 and 7% for the six months ended July 1, 2012 in this segment.

Our competitive strengths

We believe that the following strengths create sustainable competitive advantages that will enable us to continue our growth as a leader in the animal health medicines and vaccines industry:

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Global leader with scale and scope. According to Vetnosis, as measured by revenues in 2011, we are the market leader in all of the major regions in which we operate, with the exception of Western Europe, where we hold the number two position. We believe we have an industry-leading global footprint, with products sold in more than 120 countries. Following this offering, we expect that we will be the largest standalone company exclusively focused on animal health medicines and vaccines.

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Established direct presence in emerging markets. We have an established direct presence in many important emerging markets, and we are a leader in many of the emerging markets in which we operate. We believe this direct presence has enabled us to become the largest animal health medicines and vaccines business as measured by revenues across emerging markets as a whole. Emerging markets contributed approximately 27% of our revenues for the year ended December 31, 2011.

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Diversified product portfolio. We market products across eight core species and five major product categories, and our portfolio contains more than 300 product lines. The depth of our product portfolio enables us to address the varying needs of different customers. Generally, because we have lower product sales concentration than many of our competitors, the performance of any single product has less impact on our business as compared to other, less-diversified animal health medicines and vaccines businesses. In 2011, our top selling product line, the ceftiofur line, contributed less than 8% of our revenues, and our top ten best selling product lines contributed less than 38% of our revenues.

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Leader in direct sales and marketing with strong customer relationships. Our commercial model emphasizes direct selling, and we believe we are less reliant on distributors than our competitors. We believe our sales organization, consisting of approximately 3,400 employees, is the largest in our industry, with direct operations in approximately 70 countries. Our sales organization is supported by our technical and veterinary operations specialists, who advise our customers with in-depth technical and medical expertise and disease education. Our direct relationships and our direct global presence create a high level of local and regional specialization, which allows us to rapidly capitalize on market-specific situations and provides a global platform for R&D and business expansion. We believe we achieve both stronger customer relationships and better economic returns on our products by emphasizing these direct relationships.

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Leader in product development—new product R&D and brand lifecycle development. We believe that we are a leader in animal health R&D. We have a track record of developing products that meet the needs of our customers. From 2004 to 2011, we obtained approximately one-fourth of all animal health medicine approvals granted by the FDA and approximately one-fifth of all animal health vaccine approvals granted by the USDA. While new chemical and biological entities play an important role in our growth, the majority of our R&D investment is in brand lifecycle development, which is defined as R&D programs that leverage existing animal health products by adding new species or claims, achieving approvals in new markets or creating new combinations and reformulations.

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High-quality products delivered reliably by our world-class manufacturing operations. We believe that our customers value high-quality manufacturing and reliability of supply. We utilize a diversified network of 26 proprietary manufacturing sites located in 10 countries and numerous third-party contract manufacturing organizations, which we refer to as CMOs, to maximize operational efficiencies and to introduce products quickly and efficiently. Our manufacturing sites experienced approximately 170 regulatory inspections globally between 2007 and 2011, with no findings that required material remediation or other penalties. We believe this reflects the strong quality controls and quality assurance programs in place at our manufacturing sites.

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Dedicated employees and experienced management team. We believe that we have more professionally educated animal health experts on our team than any of our competitors. Our research team has an average tenure of more than ten years, and our sales organization employees have, on average, been with us for more than five years. Several members of our executive team lead and have led important and influential animal health industry organizations.

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Track record of strong top-line revenue growth and significant cash flow generation. We have generated revenue growth at a CAGR of 24% over the three years ended December 31, 2011. Our revenue growth, driven by a diverse product portfolio, has generated significant cash flow. We have generated base revenue growth of 7% and 7% for the years ended December 31, 2011 and December 31, 2010, respectively.

Our growth strategies

We are committed to enhancing the health of animals and bringing solutions to our customers who raise and care for them. We intend to continue to grow our business by pursuing the following core strategies:

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Leverage our direct local presence and strong customer relationships. We believe our direct selling commercial model and the brand loyalty enjoyed by our existing products provide us with operational efficiencies and access to an array of new growth opportunities, including a platform to encourage the adoption of more sophisticated animal health products. We believe our close contact with customers provides us with an in-depth understanding of their businesses, which allows us to develop products that address unmet customer needs.

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Further penetrate emerging markets. We believe we are well-positioned in many emerging markets, based on our diverse product portfolio and our regional and local focus, and that we have further opportunities to expand in emerging markets by reaching new customers, by introducing more of our products and by supporting the adoption of more sophisticated medicines and vaccines. Furthermore, we believe that consolidation of livestock producers in certain emerging markets will drive adoption of our products. We intend to continue to efficiently develop and market new products that respond to the needs of these customers and provide them with strong customer service and technical support.

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Pursue new product development and value-added brand lifecycle development to extend our product portfolio. We intend to continue to develop and grow our product portfolio by developing new chemical and biological entities through new product R&D as well as by expanding our product lines by adding new species or claims, achieving approvals in new countries and creating new combinations and reformulations. Our R&D efforts enable us to deliver innovative products to address unmet needs and evolve our product lines so they remain relevant for our customers. We leverage our strong direct presence in many regions, which we believe allows us to cost-effectively develop and introduce new products, including brand lifecycle development products.

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Remain the partner of choice for access to new products and technologies. We intend to continue to expand our extensive network of research partnerships around the globe in order to gain access to new technologies, pharmaceutical targets and vaccine antigens. Through participation in over 100 research alliances with leading universities and research institutes, we support cutting-edge research and secure the right to develop and commercialize new products and technologies. We also intend to continue to grow our business through smaller scale acquisitions, asset purchases, in-licensing transactions, supply and distribution agreements and other strategic partnerships. Subject to certain restrictions pursuant to the R&D collaboration and license agreement, following this offering, we expect to have access to Pfizer’s proprietary compound library and database to develop new products. We also intend to explore opportunities to enter into collaboration agreements and external alliances with other parties, including parties that may have chosen not to collaborate with us while we were a business unit of Pfizer. As a result, we will continue to offer and develop products that add value for veterinary professionals, livestock producers and pet owners.

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Continue to provide high-quality products and improve manufacturing production margins. We believe that we are a leader in manufacturing quality and in supply reliability. Our manufacturing and supply chain provide us with a global platform for continued expansion, including in emerging markets, and we believe that we will continue to increase our production efficiencies and expand production margins as our business grows. Our operational efficiency initiatives have delivered consistent gross margin improvements for our legacy products, and as we have integrated acquisitions we have also applied these operational efficiency initiatives to improve production margins.

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Expand into complementary businesses to become a more complete, trusted partner in providing solutions. We intend to continue to expand our presence in complementary businesses, including diagnostics, genetics, devices and services. We also intend to expand our complementary services, including dairy data management, e-learning and professional consulting, to help our customers improve their practice management capabilities and production efficiencies. We believe that these expanded offerings, supported by our technical expertise, will drive an outcomes-based approach to animal healthcare that has the potential to generate incremental revenues, as well as increase customer loyalty and sales of our products.

The Separation

Prior to the completion of this offering, we will be a wholly-owned subsidiary of Pfizer, and all of our outstanding shares of common stock will be owned by Pfizer.

In connection with this offering, we and Pfizer will enter into agreements that provide for certain transactions that will transfer the assets and liabilities of Pfizer’s animal health business to us and result in the separation of our business from Pfizer. Prior to the completion of this offering, through a series of steps, Pfizer will transfer (including by license or other arrangement) substantially all of its animal health business to us. We refer to these separation transactions, collectively, as the “Separation.” See “The Separation and Distribution transactions—The Separation.”

The underwriting and the debt-for-equity exchange

In connection with this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights.

Instead of selling shares of our Class A common stock directly to the underwriters for cash, Pfizer will first exchange the shares of our Class A common stock to be sold in this offering with affiliates of certain of the underwriters, referred to herein as the debt exchange parties, for outstanding indebtedness of Pfizer held by the debt exchange parties. The debt exchange parties will then sell the shares to the underwriters for cash. This debt-for-equity exchange will occur on the settlement date of this offering immediately prior to the settlement of the debt exchange parties’ sale of the shares to the underwriters. If the underwriters exercise their option to purchase additional shares of Class A common stock from the debt exchange parties, Pfizer will convert shares of Class B common stock into shares of Class A common stock and exchange such shares of Class A common stock with the debt exchange parties. The debt exchange parties will then sell such shares of Class A common stock to the underwriters for cash. This debt-for-equity exchange will occur on the settlement date of such option exercise immediately prior to the settlement of the debt exchange parties’ sale of such shares to the underwriters. We refer to these exchanges collectively as the “debt-for-equity exchange.”

We expect that the indebtedness of Pfizer held by the debt exchange parties will have an aggregate principal amount of at least $        . The amount of indebtedness of Pfizer held by the debt exchange parties is expected to be sufficient to acquire all of the shares of our Class A common stock to be sold in this offering, inclusive of the shares that may be sold pursuant to the underwriters’ option to purchase additional shares. Upon completion of the debt-for-equity exchange, the Pfizer indebtedness exchanged in such debt-for-equity exchange will be retired. We do not guarantee or have any other obligations in respect of the Pfizer indebtedness. See “Underwriting—The debt-for-equity exchange.”

Immediately following the completion of this offering, Pfizer will own 100% of our outstanding Class B common stock and no shares of our Class A common stock, giving Pfizer     % of the economic interest and the combined voting power in shares of our outstanding common stock other than with respect to the election of directors and     % of the combined voting power of our outstanding common stock with respect to the election of directors (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). We refer to the Class A common stock and Class B common stock collectively as our common stock.

The Distribution

Pfizer has informed us that, following this offering, it may make a tax-free distribution to its stockholders of all or a portion of its remaining equity interest in us, which may include a distribution effected as a dividend to all Pfizer stockholders or a distribution in exchange for Pfizer shares or other securities (or another similar transaction). We refer to any such potential distribution as the “Distribution.”

Pfizer has received a private letter ruling from the Internal Revenue Service, or the IRS, substantially to the effect that, among other things, the Distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, or the Code. Pfizer has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the Distribution, by any specified date or at all. If pursued, the Distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the continuing application of Pfizer’s private letter ruling from the IRS and the receipt of an opinion of counsel to the effect that such Distribution would be tax-free to Pfizer and its stockholders. The conditions to the Distribution may not be satisfied, Pfizer may decide not to consummate the Distribution even if the conditions are satisfied or Pfizer may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied.

Risk factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk factors” following this prospectus summary. These risks include, but are not limited to:

•	emerging restrictions and bans on the use of antibacterials used in food-producing animals;

•	perceived adverse effects on human health linked to the consumption of food derived from animals that utilize our products;

•	increased regulation relating to the raising, processing or consumption of food-producing animals;

•	an outbreak of infectious disease carried by animals;

•	adverse global economic conditions;

•	failure of our R&D, acquisition and licensing efforts to generate new products;

•

failure to achieve the expected benefits of the Separation or the Distribution, which include improved strategic and operational efficiency, the adoption of a capital structure and investment and dividend policies that are best suited to our standalone company, the use of our equity to facilitate future acquisitions and improved alignment of employee incentives with our performance and growth objectives;

•	operation as a standalone public company without many of the resources previously available to us as a business unit of Pfizer;

•

control of a majority of the voting power of our common stock by Pfizer and, as a result, Pfizer’s ability to determine the outcome of our future corporate actions, including the election of our directors; and

•	actual or potential conflicts of interest as a result of the fact that several of our directors will simultaneously serve as employees of Pfizer.

Conflicts of interest

The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA, because certain of the underwriters will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(ii) by virtue of their affiliation with the debt exchange parties, since all of the net proceeds of this offering will be received by the debt exchange parties. Rule 5121 requires that a “qualified independent underwriter” as defined in Rule 5121 must participate in the preparation of the prospectus and perform its usual standard of diligence with respect to the registration statement and this prospectus. Accordingly,              is assuming the responsibilities of acting as the qualified independent underwriter in the offering. See “Underwriting—Conflicts of interest.”

Corporate information

We were incorporated in Delaware in July 2012. The location of our principal executive offices will be determined prior to the consummation of this offering. Our website is currently located at www.pfizerah.com. Prior to the consummation of this offering, our website will be located at www.zoetis.com. Information on, or accessible through, our website is not part of this prospectus.

The offering

Class A common stock offered in this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Common stock to be held by Pfizer immediately after this offering	No shares of Class A common stock (no shares if the underwriters exercise their option to purchase additional shares in full)

shares of Class B common stock ( shares if the underwriters exercise their option to purchase additional shares in full)

Common stock to be outstanding immediately after this offering	shares of Class A common stock ( shares if the underwriters exercise their option to purchase additional shares in full)

shares of Class B common stock ( shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option	The underwriters have an option to purchase up to additional shares of Class A common stock from the debt exchange parties as described in “Underwriting.”

Use of proceeds	We will not receive any proceeds from the sale of our Class A common stock in this offering. All of the net proceeds from this offering will be received by the debt exchange parties. On the settlement date of this offering immediately prior to the settlement of the debt exchange parties’ sale of the shares to the underwriters, the debt exchange parties will acquire the Class A common stock being sold in this offering from Pfizer in exchange for outstanding Pfizer indebtedness held by the debt exchange parties. See “Use of proceeds.”

Voting rights	In connection with this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. The holders of Class A common stock and Class B common stock will each be entitled to one vote per share for all matters submitted to a vote of stockholders other than with respect to the election of directors. With respect to the election of directors, the holders of Class B common stock will be entitled to ten votes per share, and the holders of Class A common stock will be entitled to one vote per share. Each share of Class B common stock held by Pfizer or one of its subsidiaries will be convertible into one share of Class A common stock at any time but will not be convertible if held by any other holder.

Selling stockholder	In connection with this offering, Pfizer, as a selling stockholder for purposes of the U.S. securities laws, will exchange all of the shares of our Class A common stock being sold in this offering for indebtedness of Pfizer held by the debt exchange parties. The debt exchange parties will then sell these shares pursuant to this offering.

Conflicts of interest	Certain of the underwriters may be deemed to have a “conflict of interest” under Rule 5121 of the Conduct Rules of FINRA. See “Underwriting—Conflicts of interest.”

Stock exchange symbol	We intend to apply for listing of our Class A common stock on the under the symbol “ .”

Unless the context requires otherwise, references to the number and percentage of shares of common stock to be outstanding immediately after this offering are based on                  shares of Class A common stock and                  shares of Class B common stock outstanding as of                     , 2012 and:

•	assume the underwriters’ option to purchase additional shares will not be exercised; and

•	exclude shares of our Class A common stock issuable under our equity incentive plans.

Unless otherwise indicated, the information presented in this prospectus:

•	gives effect to the transactions described under “The Separation and Distribution transactions—The Separation;” and

•	assumes an initial public offering price of $ per share of our Class A common stock, the midpoint of the price range set forth on the cover of this prospectus.

Summary historical combined financial data

The summary historical combined statement of operations data for the years ended December 31, 2011, 2010 and 2009 presented below have been derived from our audited combined financial statements included elsewhere in this prospectus. The summary historical combined statement of operations data for the six months ended July 1, 2012 and July 3, 2011 and the summary historical combined balance sheet data at July 1, 2012 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed combined financial statements for the interim periods included in this prospectus include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and the operating results for these periods. The operating results for the six months ended July 1, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.

Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, among others, as well as certain manufacturing and supply costs incurred by manufacturing sites that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional cost allocation methods depending on the nature of the services and/or costs.

The financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation.

Our combined financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. You should read the summary historical combined financial data set forth below in conjunction with the sections entitled “Management’s discussion and analysis of financial condition and results of operations” and “Selected historical combined financial data” and our combined financial statements and notes thereto included elsewhere in this prospectus.

Statement of operations data:

	Six Months Ended		Year Ended December 31,(a)
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	2011	2010	2009
Revenues	$2,141	$2,057	$4,233	$3,582	$2,760

Costs and expenses(b)	1,669	1,784	3,685	3,202	2,568
Restructuring charges and certain acquisition—related costs	49	57	154	202	340

Income/(loss) before provision/(benefit) for taxes on income	423	216	394	178	(148)
Provision/(benefit) for taxes on income/(loss)	138	73	146	67	(47)

Net income/(loss) before allocation to noncontrolling interests	285	143	248	111	(101)
Less: Net income/(loss) attributable to noncontrolling interests	1	1	3	1	(1)

Net income/(loss) attributable to Zoetis	$ 284	$142	$245	$110	$(100)

Balance sheet data:

(MILLIONS OF DOLLARS)	At July 1, 2012
Working capital	$1,736
Property, plant and equipment, less accumulated depreciation	1,199
Total assets	5,800
Allocated long-term debt(c)	573
Total liabilities	1,869
Total Zoetis equity	3,915

Certain amounts may reflect rounding adjustments.

(a)	Starting in 2011, includes the King Animal Health business, or KAH, acquired as part of Pfizer’s acquisition of King Pharmaceuticals, Inc., commencing on the acquisition date of January 31, 2011. Starting in 2009, includes Fort Dodge Animal Health, or FDAH, operations, acquired as part of Pfizer’s acquisition of Wyeth, commencing on the acquisition date of October 15, 2009.
(b)	Excludes restructuring charges and certain acquisition-related costs.
(c)	Starting in 2009, represents an allocation of Pfizer debt that was issued to partially finance the acquisition of Wyeth (including FDAH) in 2009. The debt has been allocated on a pro-rata basis using the deemed acquisition cost of FDAH as a percentage of the total acquisition cost of Wyeth.

Other data:

	Six Months Ended		Year Ended December 31,
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	2011	2010	2009
Adjusted net income(a)	$328	$235	$503	$275	$189

Certain amounts may reflect rounding adjustments.

(a)	Adjusted net income (a non-GAAP financial measure) is defined as reported net income attributable to Zoetis excluding purchase accounting adjustments, acquisition-related costs and certain significant items. Management uses Adjusted net income, among other factors, to set performance goals and to measure the performance of the overall company, as described in “Management’s discussion and analysis of financial condition and results of operations—Adjusted net income.” We believe that investors’ understanding of our performance is enhanced by disclosing this performance measure. Reconciliations of U.S. GAAP reported net income attributable to Zoetis to non-GAAP Adjusted net income for the six months ended July 1, 2012 and July 3, 2011, as well as reconciliations of the years ended December 31, 2011, 2010 and 2009, are provided in “Management’s discussion and analysis of financial condition and results of operations—Adjusted net income.” The Adjusted net income measure is not, and should not be viewed as, a substitute for U.S. GAAP reported net income attributable to Zoetis.

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the following risks, together with all the other information in this prospectus, including our combined financial statements and notes thereto, before you invest in our Class A common stock. If any of the following risks actually materializes, our operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose part or all of your investment.

Risks related to our business and industry

Restrictions and bans on the use of antibacterials used in food-producing animals may become more prevalent.

The issue of the potential transfer of increased antibacterials resistance in bacteria from food-producing animals to human pathogens, and the causality of that transfer, are the subject of global scientific and regulatory discussion. Antibacterials refer to small molecules that can be used to treat or prevent bacterial infections and are a sub-categorization of the products that make up our anti-infectives and medicinal feed additives portfolios. In some countries, this issue has led to government restrictions and bans on the use of specific antibacterials in some food-producing animals, regardless of the route of administration (in feed or injectable). These restrictions are more prevalent in countries where animal protein is plentiful and governments are willing to take action even when there is scientific uncertainty. For example, in April 2012, the FDA announced guidance calling for the voluntary elimination over a period of time of the use of medically important antibacterials in animal feed for growth promotion in food production animals (medically important antibacterials include classes that are prescribed in animal and human health). The guidance provides for continued use of antibacterials in food-producing animals for treatment, control and prevention of disease under the supervision of a veterinarian. The FDA indicated that they took this action to help preserve the efficacy of medically important antibacterials to treat infections in humans. Our revenues attributable to antibacterials for livestock were approximately $557 million for the six months ended July 1, 2012 and approximately $1.2 billion for the year ended December 31, 2011. We cannot predict whether antibacterials resistance concerns will result in additional restrictions or bans, expanded regulations or public pressure to discontinue or reduce use of antibacterials in food-producing animals, which could materially adversely affect our operating results and financial condition.

Perceived adverse effects on human health linked to the consumption of food derived from animals that utilize our products could cause a decline in the sales of such products.

Our livestock business depends heavily on a healthy and growing livestock industry. If the public perceives a risk to human health from the consumption of the food-producing animals that utilize our products, there may be a decline in the production of such food products and, in turn, demand for our products. For example, livestock producers may experience decreased demand for their products or reputational harm as a result of evolving consumer views of animal rights, nutrition and health-related or other concerns. Any reputational harm to the livestock industry may also extend to companies in related industries, including our company. Adverse consumer views related to the use of one or more of our products in livestock also may result in a decrease in the use of such products and could have a material adverse effect on our operating results and financial condition.

Increased regulation relating to the raising, processing or consumption of food-producing animals could reduce demand for our livestock products.

Companies in the livestock industries are subject to extensive and increasingly stringent regulations. If livestock producers are adversely affected by new regulations or changes to existing regulations, they may reduce herd sizes or become less profitable and, as a result, they may reduce their use of our products, which may materially adversely affect our operating results and financial condition. Furthermore, adverse regulations related, directly or indirectly, to the use of one or more of our products may injure livestock producers’ market position. More stringent regulation of the livestock industry or our products could have a material adverse effect on our operating results and financial condition.

An outbreak of infectious disease carried by animals could negatively affect the sale and production of our products.

Sales of our livestock products could be materially adversely affected by the outbreak of disease carried by animals, such as avian influenza, foot-and-mouth disease or bovine spongiform encephalopathy (otherwise known as BSE or mad cow disease), which could lead to the widespread death or precautionary destruction of animals as well as the reduced consumption and demand for animal protein. In addition, outbreaks of disease carried by animals may reduce regional or global sales of particular animal-derived food products or result in reduced exports of such products, either due to heightened export restrictions or import prohibitions, which may reduce demand for our products due to reduced herd or flock sizes. For example, in April 2012, the USDA announced that it had identified a case of BSE in California. This announcement caused certain countries to implement additional inspections of, or suspend the importation of, United States beef. While the restrictions that were implemented as a result of this case of BSE have not significantly affected demand for our products, the discovery of additional cases of BSE may result in additional restrictions related to, or reduced demand for, animal protein, which may have a material adverse effect on our operating results and financial condition. Also, the outbreak of any highly contagious disease near our main production sites could require us to immediately halt production of our products at such sites or force us to incur substantial expenses in procuring raw materials or products elsewhere.

Consolidation of our customers could negatively affect the pricing of our products.

Veterinarians and livestock producers are our primary customers. In recent years, there has been a trend towards the concentration of veterinarians in large clinics and hospitals. In addition, livestock producers, particularly swine and poultry producers, have seen recent consolidation in their industries. If these trends towards consolidation continue, these customers could attempt to improve their profitability by leveraging their buying power to obtain favorable pricing. The resulting decrease in our prices could have a material adverse effect on our operating results and financial condition.

Our business may be negatively affected by weather conditions and the availability of natural resources.

The animal health industry and demand for many of our animal health products in a particular region are affected by weather conditions, as usage of our products follows varying weather patterns and weather-related pressures from pests, such as ticks. As a result, we may experience regional and seasonal fluctuations in our results of operations.

In addition, livestock producers depend on the availability of natural resources, including large supplies of fresh water. Their animals’ health and their ability to operate could be adversely affected if they experience a shortage of fresh water due to human population growth or floods, droughts or other weather conditions. In the event of adverse weather conditions or a shortage of fresh water, livestock producers may purchase less of our products.

For example, the current drought impacting the United States is considered the worst in many years, impacting both the supply of corn and the availability of grazing pasture. The decrease in harvested corn may raise the price of corn, impacting the profitability of livestock producers of cattle, pork and poultry, in turn contributing to reductions in herd or flock size that may result in reduced spending on animal health products. Reduced availability of grazing pasture may force cattle producers to cull their herds or advance them into feedlots earlier. Moving cattle earlier to feedlots could result in a short term increase in the use of our products, but, over the longer term, fewer heads of cattle would result in reduced demand for our products. A prolonged drought could have a material adverse effect on our operating results and financial condition.

Our business is subject to risk based on global economic conditions.

The global financial markets recently have undergone and may continue to experience significant volatility and disruption. The timing and sustainability of an economic recovery is uncertain and additional macroeconomic, business and financial disruptions could have a material adverse effect on our operating results, financial condition and liquidity. Certain of our customers and suppliers have been affected directly by the economic downturn and continue to face credit issues and could experience cash flow problems that have given rise to and could continue to give rise to payment delays, increased credit risk, bankruptcies and other financial hardships that could decrease the demand for our products or hinder our ability to collect amounts due from customers. If one or more of our large customers, including distributors, discontinue their relationship with us as a result of economic conditions or otherwise, our operating results and financial condition may be materially adversely affected. In addition, economic concerns may cause some pet owners to forgo or defer visits to veterinary practices or could reduce their willingness to treat pet health conditions or even to continue to own a pet.

Our business is subject to risk based on customer exposure to rising costs and reduced customer income.

Feed, fuel and transportation and other key costs for livestock producers may increase or animal protein prices or sales may decrease. Either of these trends could cause deterioration in the financial condition of our livestock product customers, potentially inhibiting their ability to purchase our products or pay us for products delivered. Our livestock product customers may offset rising costs by reducing spending on our products, including by switching to lower-cost alternatives to our products. In addition, concerns about the financial resources of pet owners also could cause veterinarians to alter their treatment recommendations in favor of lower-cost alternatives to our products. These shifts could result in a decrease of sales of our companion animal products, especially in developed countries where there is a higher rate of pet ownership.

Changes in distribution channels for companion animal products could negatively impact our market share, margins and distribution of our products.

In most markets, companion animal owners typically purchase their animal health products directly from veterinarians. Companion animal owners increasingly could purchase animal health products from sources other than veterinarians, such as Internet-based retailers, “big-box” retail stores or other over-the-counter distribution channels. This trend has been demonstrated by the significant shift away from the veterinarian distribution channel in the sale of flea and tick products in recent years. Companion animal owners also could decrease their reliance on, and visits to, veterinarians as they rely more on Internet-based animal health information. Because we market our companion animal prescription products through the veterinarian distribution channel, any decrease in visits to veterinarians by companion animal owners could reduce our market share for such products and materially adversely affect our operating results and financial condition. In addition, companion animal owners may substitute human health products for animal health products if human health products are deemed to be lower-cost alternatives.

Legislation has also been proposed in the United States, and may be proposed in the United States or abroad in the future, that could impact the distribution channels for our companion animal products. For example, such legislation may require veterinarians to provide pet owners with written prescriptions and disclosure that the pet owner may fill prescriptions through a third party, which may further reduce the number of pet owners who purchase their animal health products directly from veterinarians. Such requirements may lead to increased use of generic alternatives to our products or the increased substitution of our products with other animal health products or human health products if such other products are deemed to be lower-cost alternatives. Many states already have regulations requiring veterinarians to provide prescriptions to pet owners upon request and the American Veterinary Medical Association has long-standing policies in place to encourage this practice.

Over time, these and other competitive conditions may increase our reliance on Internet-based retailers, “big-box” retail stores or other over-the-counter distribution channels to sell our companion animal products. We may be unable to sustain our current margins and we may not be adequately prepared or able to distribute our products if an increased portion of our sales is through these channels. Any of these events could materially adversely affect our operating results and financial condition.

The animal health industry is highly competitive.

The animal health industry is highly competitive. We believe many of our competitors are conducting R&D activities in areas served by our products and in areas in which we are developing products. Our competitors include the animal health businesses of large pharmaceutical companies and specialty animal health businesses. These competitors may have access to greater financial, marketing, technical and other resources. As a result, they may be able to devote more resources to developing, manufacturing, marketing and selling their products, initiating or withstanding substantial price competition or more readily taking advantage of acquisitions or other opportunities. In addition to competition from established market participants, new entrants to the animal health medicines and vaccines industry could substantially reduce our market share or render our products obsolete.

To the extent that any of our competitors are more successful with respect to any key competitive factor or we are forced to reduce, or are unable to raise, the price of any of our products in order to remain competitive, our operating results and financial condition could be materially adversely affected. Competitive pressure could arise from, among other things, safety and efficacy concerns, limited demand growth or a significant number of additional competitive products being introduced into a particular market, price reductions by competitors, the ability of competitors to capitalize on their economies of scale, the ability of competitors to produce or otherwise procure animal health products at lower costs than us and the ability of competitors to access more or newer technology than us.

Generic products may be viewed as more cost-effective than our products.

We face competition from products produced by other companies, including generic alternatives to our products. We depend on patents to provide us with exclusive marketing rights for some of our products. Our patent protection for these products extends for varying periods in accordance with the dates of filing or grant and the legal life of patents in countries in which patents are granted. The protection afforded, which varies from country to country, is limited by the applicable terms of our patents and the availability of legal remedies in the applicable country. As a result, we may face competition from lower-priced generic alternatives to many of our products. Generic competitors are becoming more aggressive in terms of pricing, and generic products are an increasing percentage of overall animal health sales in certain regions. In addition, private label products may compete with our products. If animal health customers increase their use of new or existing generic or private label products, our operating results and financial condition could be materially adversely affected. We estimate that approximately 80% of our revenues in 2011 were derived from products that are either unpatented (i.e., never patented or off-patent) or covered by our patents that, while providing a competitive advantage, do not provide market exclusivity. Over the next several years, several of our products’ patents will expire.

We may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances or divest businesses.

We may pursue acquisitions, technology licensing arrangements, strategic alliances or divestitures of some of our businesses as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, we may be subject to regulatory constraints or limitations or other unforeseen factors that prevent us from realizing the expected benefits. Even if we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may be unable to integrate acquisitions successfully into our existing business, and we may be unable to achieve expected gross margin improvements or efficiencies. We also could incur or assume significant debt and unknown or contingent liabilities. Our reported results of operations could be negatively affected by acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. We may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, licenses or other alliances, including claims from terminated employees, customers or third parties, and we may be liable for future or existing litigation and claims related to the acquired business, disposition, license or other alliance because either we are not indemnified for such claims or the indemnification is insufficient. These effects could cause us to incur significant expenses and could materially adversely affect our operating results and financial condition.

We may not successfully implement our business strategies or achieve expected gross margin improvements.

We are and may continue to pursue strategic initiatives that management considers critical to our long-term success, including, but not limited to, increasing sales in emerging markets, base revenue growth through new product development and value added brand lifecycle development; improving operational efficiency through manufacturing efficiency improvement and other programs; using cash flow from operations to service or reduce debt; and expanding our complementary products and services. In addition to base revenue growth, we also have historically grown our business through Pfizer’s acquisitions of large pharmaceutical companies that had animal health businesses, including the Fort Dodge Animal Health business of Wyeth and the Alpharma Animal Health business of King Pharmaceuticals, Inc. However, following the Separation, we will no longer be able to benefit from Pfizer’s acquisition activity. We also have acquired or partnered with a number of smaller animal health businesses, and we intend to continue to do so in the future. There are significant risks involved with the execution of these initiatives, including significant business, economic and competitive uncertainties, many of which are outside of our control. Accordingly, we cannot predict whether we will succeed in implementing these strategic initiatives. It could take several years to realize the anticipated benefits from these initiatives, if any benefits are achieved at all. We may be unable to achieve expected gross margin improvements on our products and technologies, including those acquired and those developed internally. Additionally, our business strategy may change from time to time, which could delay our ability to implement initiatives that we believe are important to our business.

Our business could be affected adversely by labor disputes, strikes or work stoppages.

Some of our employees are members of unions, works councils, trade associations or are otherwise subject to collective bargaining agreements in certain jurisdictions, including the United States. As a result, we are subject to the risk of labor disputes, strikes, work stoppages and other labor-relations matters. We may be unable to negotiate new collective bargaining agreements on similar or more favorable terms and may experience work stoppages or other labor problems in the future at our sites. These risks may be increased by the Separation because we will no longer be able to benefit from Pfizer’s prior relationships and negotiations relating to such agreements. We could experience a disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our operating results and financial condition, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation or shortages and reduced revenues and net income. In addition, labor problems at our suppliers or CMOs could have a material adverse effect on our operating results and financial condition.

Loss of our executive officers could disrupt our operations.

We depend on the efforts of our executive officers. Our executive officers are not currently, and are not expected to be, subject to non-compete provisions. In addition, we have not entered into employment agreements with our executive officers. Any unplanned turnover or our failure to develop an adequate succession plan for one or more of our executive officer positions could deplete our institutional knowledge base and erode our competitive advantage. The loss or limited availability of the services of one or more of our executive officers, or our inability to recruit and retain qualified executive officers in the future, could, at least temporarily, have a material adverse effect on our operating results and financial condition.

We may be required to write down goodwill or identifiable intangible assets.

Under U.S. GAAP, if we determine goodwill or identifiable intangible assets are impaired, we will be required to write down these assets and record a non-cash impairment charge. As of July 1, 2012, we had goodwill of $980 million and identifiable intangible assets, less accumulated amortization, of $888 million. Identifiable intangible assets consist primarily of developed technology rights, brands, trademarks, license agreements, patents and in-process R&D.

Determining whether an impairment exists and the amount of the potential impairment involves quantitative data and qualitative criteria that are based on estimates and assumptions requiring significant management judgment. Future events or new information may change management’s valuation of an intangible asset in a short amount of time. The timing and amount of impairment charges recorded in our combined statements of income and write-downs recorded in our combined balance sheets could vary if management’s conclusions change. Any impairment of goodwill or identifiable intangible assets could have a material adverse effect on our operating results and financial position.

Risks related to research and development

Our R&D, acquisition and licensing efforts may fail to generate new products and brand lifecycle developments.

Our future success depends on both our existing product portfolio and our pipeline of new products, including new products that we may develop through joint ventures and products that we are able to obtain through license or acquisition. We commit substantial effort, funds and other resources to R&D, both through our own dedicated resources and through collaborations with third parties.

We may be unable to determine with accuracy when or whether any of our products now under development will be approved or launched, or we may be unable to develop, license or otherwise acquire product candidates or products. In addition, we cannot predict whether any products, once launched, will be commercially successful or will achieve sales and revenues that are consistent with our expectations. The animal health industry is subject to regional and local trends and regulations and, as a result, products that are successful in some of our markets may not achieve similar success when introduced into new markets. Furthermore, the timing and cost of our R&D may increase, and our R&D may become less predictable. For example, changes in regulations applicable to our industry may make it more time-consuming and/or costly to research, test and develop products.

Products in the animal health industry are sometimes derived from molecules and compounds discovered or developed as part of human health research. In addition to the R&D collaboration and license agreement with Pfizer, we expect to enter into other collaboration or licensing arrangements with third parties to provide us with access to compounds and other technology for purposes of our business. Such agreements are typically complex and require time to negotiate and implement. If we enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms or at all. In addition, any collaboration that we enter into may not be successful, and the success may depend on the efforts and actions of our collaborators, which we may not be able to control. If we are unable to access human health-generated molecules and compounds to conduct research and development on cost-effective terms, our ability to develop new products could be limited.

Advances in veterinary medical practices and animal health technologies could negatively affect the market for our products.

The market for our products could be impacted negatively by the introduction and/or broad market acceptance of newly-developed or alternative products that address the diseases and conditions for which we sell products, including “green” or “holistic” health products or specially bred disease-resistant animals. In addition, technological breakthroughs by others may obviate our technology and reduce or eliminate the market for our products. Introduction or acceptance of such products or technologies could materially adversely affect our operating results and financial condition.

Our R&D relies on evaluations in animals, which may become subject to bans or additional regulations.

As an animal health medicines and vaccines business, the evaluation of our existing and new products in animals is required to register our products. Animal testing in certain industries has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to ban animal testing or encourage the adoption of additional regulations applicable to animal testing. To the extent that the activities of such organizations and individuals are successful, our R&D, and by extension our operating results and financial condition, could be materially adversely affected. In addition, negative publicity about us or our industry could harm our reputation.

Risks related to manufacturing

Manufacturing problems and capacity imbalances may cause product launch delays, inventory shortages, recalls or unanticipated costs.

In order to sell our products, we must be able to produce and ship sufficient quantities. We have a global manufacturing network consisting of 26 manufacturing sites located in 10 countries. In addition, 14 Pfizer sites located in 13 countries will manufacture certain of our products for us. We also employ a network of approximately 200 CMOs. Many of our products involve complex manufacturing processes and are sole-sourced from certain manufacturing sites.

Minor deviations in our manufacturing processes, such as temperature excursions or improper package sealing, could result in delays, inventory shortages, unanticipated costs, product recalls, product liability and/or regulatory action. In addition, a number of factors could cause production interruptions, including:

•	the failure of us or any of our vendors or suppliers to comply with applicable regulations and quality assurance guidelines;

•	construction delays;

•	equipment malfunctions;

•	shortages of materials;

•	labor problems;

•	natural disasters;

•	power outages;

•	terrorist activities;

•

changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in types of products produced, shipping distributions or physical limitations; and

•	the outbreak of any highly contagious diseases near our production sites.

These interruptions could result in launch delays, inventory shortages, recalls, unanticipated costs or issues with our agreements under which we supply third parties, which may adversely affect our operating results. For example, our manufacturing site in Medolla, Italy was damaged in an earthquake in May 2012, which resulted in production interruptions at that site.

Our manufacturing network may be unable to meet the demand for our products or we may have excess capacity if demand for our products changes. The unpredictability of a product’s regulatory or commercial success or failure, the lead time necessary to construct highly technical and complex manufacturing sites, and shifting customer demand (including as a result of market conditions or entry of branded or generic competition) increase the potential for capacity imbalances. In addition, construction of sites is expensive, and our ability to recover costs will depend on the market acceptance and success of the products produced at the new sites, which is uncertain.

We rely on third parties to provide us with materials and services and are subject to increased labor and material costs.

The materials used to manufacture our products may be subject to availability constraints and price volatility caused by changes in demand, weather conditions, supply conditions, government regulations, economic climate and other factors. In addition, labor costs may be subject to volatility caused by the supply of labor, governmental regulations, economic climate and other factors. Increases in the demand for, availability or the price of, materials used to manufacture our products and increases in labor costs could increase the costs to manufacture our products. We may not be able to pass all or a material portion of any higher material or labor costs on to our customers, which could materially adversely affect our operating results and financial condition.

In addition, certain third-party suppliers are the sole source of certain materials necessary for production of our products. We may be unable to meet demand for certain of our products if any of our third-party suppliers cease or interrupt operations or otherwise fail to meet their obligations to us.

Risks related to legal matters and regulation

We may incur substantial costs and receive adverse outcomes in litigation and other legal matters.

Our operating results, financial condition and liquidity could be materially adversely affected by unfavorable results in pending or future litigation matters. These matters include, among other things, allegations of violation of United States and foreign competition law, labor laws, consumer protection laws, and environmental laws and regulations, as well as claims or litigations relating to product liability, intellectual property, securities, breach of contract and tort. In addition, changes in the interpretations of laws and regulations to which we are subject, or in legal standards in one or more of the jurisdictions in which we operate, could increase our exposure to liability. For example, in the United States, attempts have been made to allow damages for emotional distress and pain and suffering in connection with the loss of, or injury to, a companion animal. If such attempts were successful, our exposure with respect to product liability claims could increase materially.

Litigation matters, regardless of their merits or their ultimate outcomes, are costly, divert management’s attention and may materially adversely affect our reputation and demand for our products. We cannot predict with certainty the eventual outcome of pending or future litigation matters. An adverse outcome of litigation or legal matters could result in our being responsible for significant damages. Any of these negative effects resulting from litigation matters could materially adversely affect our operating results and financial condition.

The misuse or off-label use of our products may harm our reputation or result in financial or other damages.

Our products have been approved for use under specific circumstances for the treatment of certain diseases and conditions in specific species. There may be increased risk of product liability if veterinarians, livestock producers, pet owners or others attempt to use our products off-label, including the use of our products in species (including humans) for which they have not been approved. For example, Ketamine, the active pharmaceutical ingredient in our Ketaset product, is a commonly abused hallucinogen. Furthermore, the use of our products for indications other than those indications for which our products have been approved may not be effective, which could harm our reputation and lead to an increased risk of litigation. If we are deemed by a governmental or regulatory agency to have engaged in the promotion of any of our products for off-label use, such agency could request that we modify our training or promotional materials and practices and we could be subject to significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry. Any of these events could materially adversely affect our operating results and financial condition.

Animal health products are subject to unanticipated safety or efficacy concerns, which may harm our reputation.

Unanticipated safety or efficacy concerns can arise with respect to animal health products, whether or not scientifically or clinically supported, leading to product recalls, withdrawals or suspended or declining sales, as well as product liability, and other claims. For example, as a result of safety concerns related to our product,

PregSure BVD, in 2010, we voluntarily suspended sales of the product and withdrew the marketing authorization in the EU and, in 2011, we also suspended sales and withdrew the marketing authorization for the product in New Zealand.

In addition, we depend on positive perceptions of the safety and quality of our products, and animal health products generally, by our customers, veterinarians and end-users, and such concerns may harm our reputation. These concerns and the related harm to our reputation could materially adversely affect our operating results and financial condition, regardless of whether such reports are accurate.

Our business is subject to substantial regulation.

We will not be able to market new products unless and until we have obtained all required regulatory approvals in each jurisdiction where we propose to market those products. Even after a product reaches market, it may be subject to re-review and may lose its approvals. In connection with the Separation, we will likely change the location of the manufacture of certain of our products and, because of these changes, may be required to obtain new regulatory approvals. Our failure to obtain approvals, delays in the approval process, or our failure to maintain approvals in any jurisdiction, may prevent us from selling products in that jurisdiction until approval or reapproval is obtained, if ever.

In addition, we cannot predict the nature of future laws or regulations, nor can we determine the effect that additional laws or regulations or changes in existing laws or regulations could have on our business when and if promulgated, or the impact of changes in the interpretation of these laws and regulations, or of disparate federal, state, local and foreign regulatory schemes. Changes to such laws or regulations may include, among other things, changes to taxation requirements, such as tax-rate changes and changes affecting the taxation by the United States of income earned outside the United States.

Changes in applicable federal, state, local and foreign laws and regulations could have a material adverse effect on our operating results and financial condition. For example, regulatory agencies have recently increased their focus on the potential for vaccines to induce immunity anomalies. Absent a clear understanding of these anomalies, regulatory scrutiny of vaccines may become stricter. Additional scrutiny or regulation of our vaccine products could materially adversely affect our operating results and financial condition.

We are subject to complex environmental, health and safety laws and regulations.

We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. These laws and regulations govern matters such as the emission and discharge of hazardous materials into the ground, air or water; the generation, use, storage, handling, treatment, packaging, transportation, exposure to, and disposal of hazardous and biological materials, including recordkeeping, reporting and registration requirements; and the health and safety of our employees. Due to our operations, these laws and regulations also require us to obtain, and comply with, permits, registrations or other authorizations issued by governmental authorities. These authorities can modify or revoke our permits, registrations or other authorizations and can enforce compliance through fines and injunctions.

Given the nature of our business, we have incurred, are currently incurring and may in the future incur liabilities under the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, or under other federal, state, local and foreign environmental cleanup laws, with respect to our current or former sites, adjacent or nearby third-party sites, or offsite disposal locations. See “Business—Environmental, health and safety.” The costs associated with future cleanup activities that we may be required to conduct or finance could be material. Additionally, we may become liable to third parties for damages, including personal injury and property damage, resulting from the disposal or release of hazardous materials into the environment. Such liability could materially adversely affect our operating results and financial condition. Furthermore, regulatory agencies are showing increasing concern over the impact of animal health products and livestock operations on the environment. This increased regulatory scrutiny may necessitate that additional time and resources be spent to address these concerns in both new and existing products.

Our failure to comply with the environmental, health and safety laws and regulations to which we are subject, including any permits issued thereunder, may result in environmental remediation costs, loss of permits, fines, penalties or other adverse governmental or private actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial measures. We could also be held liable for any and all consequences arising out of human exposure to hazardous materials or environmental damage. Environmental laws and regulations are complex, change frequently, have tended to become more stringent and stringently enforced over time and may be subject to new interpretation. We cannot assure you that our costs of complying with current and future environmental, health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous materials will not materially adversely affect our business, results of operations or financial condition.

Risks related to our international operations

A significant portion of our operations are conducted in foreign jurisdictions and are subject to the economic, political, legal and business environments of the countries in which we do business.

Our international operations could be limited or disrupted by any of the following:

•	volatility in the international financial markets;

•	compliance with governmental controls;

•	difficulties enforcing contractual and intellectual property rights;

•	compliance with a wide variety of laws and regulations, such as the Foreign Corrupt Practices Act and similar non-U.S. laws and regulations;

•	compliance with foreign labor laws;

•	burdens to comply with multiple and potentially conflicting foreign laws and regulations, including those relating to environmental, health and safety requirements;

•	changes in laws, regulations, government controls or enforcement practices with respect to our business and the businesses of our customers;

•	political and social instability, including crime, civil disturbance, terrorist activities and armed conflicts;

•	trade restrictions and restrictions on direct investments by foreign entities, including restrictions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury;

•	changes in tax laws and tariffs;

•	costs and difficulties in staffing, managing and monitoring international operations; and

•	longer payment cycles and increased exposure to counterparty risk.

The multinational nature of our business subjects us to potential risks that various taxing authorities may challenge the pricing of our cross-border arrangements and subject us to additional tax, adversely impacting our effective tax rate and our tax liability.

In addition, international transactions may involve increased financial and legal risks due to differing legal systems and customs. Compliance with these requirements may prohibit the import or export of certain products and technologies or may require us to obtain a license before importing or exporting certain products or technology. A failure to comply with any of these laws, regulations or requirements could result in civil or criminal legal proceedings, monetary or non-monetary penalties, or both, disruptions to our business, limitations on our ability to import and export products and services, and damage to our reputation. In addition, variations in the pricing of our products between jurisdictions may result in the unauthorized importation of our products between jurisdictions. While the impact of these factors is difficult to predict, any of them could materially adversely affect our operating results and financial condition. Changes in any of these laws, regulations or requirements, or the political environment in a particular country, may affect our ability to engage in business transactions in certain markets, including investment, procurement and repatriation of earnings.

Foreign exchange rate fluctuations and potential currency controls affect our results of operations, as reported in our financial statements.

We conduct operations in many areas of the world, involving transactions denominated in a variety of currencies. In 2011, we generated approximately 61% of our revenues in currencies other than the U.S. dollar, principally the euro, Australian dollar and Brazilian real. We are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, because our financial statements are reported in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations.

We also face risks arising from currency devaluations and the imposition of cash repatriation restrictions and exchange controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation. Cash repatriation restrictions and exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing restrictions or controls. While we currently have no need, and do not intend, to repatriate or convert cash held in countries that have significant restrictions or controls in place, should we need to do so to fund our operations, we may be unable to repatriate or convert such cash, or unable to do so without incurring substantial costs. We currently have substantial operations in countries that have cash repatriation restrictions or exchange controls in place, including China and Venezuela, and, if we were to need to repatriate or convert such cash, these controls and restrictions may have a material adverse effect on our operating results and financial condition.

We may not be able to realize the expected benefits of our investments in emerging markets.

We have been taking steps to increase our presence in emerging markets, including by expanding our manufacturing presence, sales organization and product offerings in these markets. Failure to continue to maintain and expand our business in emerging markets could also materially adversely affect our operating results and financial condition.

Some countries within emerging markets may be especially vulnerable to periods of local, regional or global economic, political or social instability or crisis. For example, our sales in certain emerging markets have suffered from extended periods of disruption due to natural disasters. Furthermore, we have also experienced lower than expected sales in certain emerging markets due to local, regional and global restrictions on banking and commercial activities in those countries. In addition, certain emerging markets have currencies that fluctuate substantially, which may impact our financial performance. For example, in the past, our revenues in certain emerging markets in Latin America have been adversely impacted by currency fluctuations and devaluations. For all these and other reasons, sales within emerging markets carry significant risks.

Risks related to intellectual property

The actual or purported intellectual property rights of third parties may negatively affect our business.

A third party may sue us or otherwise make a claim, alleging infringement or other violation of the third-party’s patents, trademarks, trade dress, copyrights, trade secrets, domain names or other intellectual property rights. If we do not prevail in this type of litigation, we may be required to:

•	pay monetary damages;

•	obtain a license in order to continue manufacturing or marketing the affected products, which may not be available on commercially reasonable terms, or at all; or

•	stop activities, including any commercial activities, relating to the affected products, which could include a recall of the affected products and/or a cessation of sales in the future.

The costs of defending an intellectual property claim could be substantial and could materially adversely affect our operating results and financial condition, even if we successfully defend such claims.

The intellectual property positions of animal health medicines and vaccines businesses frequently involve complex legal and factual questions, and an issued patent does not guarantee us the right to practice the patented technology or develop, manufacture or commercialize the patented product. We cannot be certain that a competitor or other third party does not have or will not obtain rights to intellectual property that may prevent us from manufacturing, developing or marketing certain of our products, regardless of whether we believe such intellectual property rights are valid and enforceable or we believe we would be otherwise able to develop a more commercially successful product, which may harm our operating results and financial condition.

If our intellectual property rights are challenged or circumvented, competitors may be able to take advantage of our research and development efforts.

Our long-term success largely depends on our ability to market technologically competitive products. We rely and expect to continue to rely on a combination of intellectual property, including patent, trademark, trade dress, copyright, trade secret and domain name protection laws, as well as confidentiality and license agreements with our employees and others, to protect our intellectual property and proprietary rights. If we fail to obtain and maintain adequate intellectual property protection, we may not be able to prevent third parties from using our proprietary technologies or from marketing products that are very similar or identical to ours. Our currently pending or future patent applications may not result in issued patents, or be approved on a timely basis, or at all. Similarly, any term extensions that we seek may not be approved on a timely basis, if at all. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage, including exclusivity in a particular product area. The scope of our patent claims also may vary between countries, as individual countries have their own patent laws. For example, some countries only permit the issuance of patents covering a novel chemical compound itself, and its first use, and thus further methods of use for the same compound, may not be patentable. We may be subject to challenges by third parties regarding our intellectual property, including claims regarding validity, enforceability, scope and effective term. The validity, enforceability, scope and effective term of patents can be highly uncertain and often involve complex legal and factual questions and proceedings. Our ability to enforce our patents also depends on the laws of individual countries and each country’s practice with respect to enforcement of intellectual property rights. In addition, if we are unable to maintain our existing license agreements or other agreements pursuant to which third parties grant us rights to intellectual property, including because such agreements terminate, our operating results and financial condition could be materially adversely affected.

In addition, patent law reform in the United States and other countries may also weaken our ability to enforce our patent rights, or make such enforcement financially unattractive. For instance, in September 2011, the United States enacted the America Invents Act, which will permit enhanced third-party actions for challenging patents and implement a first-to-invent system, and, in April 2012, Australia enacted the Intellectual Property Laws Amendment (Raising the Bar) Act, which provides higher standards for obtaining patents. These reforms could result in increased costs to protect our intellectual property or limit our ability to patent our products in these jurisdictions.

Additionally, certain foreign governments have indicated that compulsory licenses to patents may be granted in the case of national emergencies, which could diminish or eliminate sales and profits from those regions and materially adversely affect our operating results and financial condition.

Likewise, in the United States and other countries, we currently hold issued trademark registrations and have trademark applications pending, any of which may be the subject of a governmental or third party objection, which could prevent the maintenance or issuance of the same and thus create the potential need to rebrand or relabel a product. As our products mature, our reliance on our trademarks to differentiate us from our competitors increases and as a result, if we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute or otherwise violate our trademark rights, our business could be materially adversely affected.

Many of our vaccine products and other products are based on or incorporate proprietary information, including proprietary master seeds and proprietary or patented adjuvant formulations. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees, consultants, other advisors and other third parties to execute proprietary information and confidentiality agreements upon the commencement of their employment, engagement or other relationship. Despite these efforts and precautions, we may be unable to prevent a third party from copying or otherwise obtaining and using our trade secrets or our other intellectual property without authorization and legal remedies may not adequately compensate us for the damages caused by such unauthorized use. Further, others may independently and lawfully develop substantially similar or identical products that circumvent our intellectual property by means of alternative designs or processes or otherwise.

The misappropriation and infringement of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, may occur even when we take steps to prevent it. We are currently, and expect to be in the future, party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming, and if resolved adversely, could have a significant impact on our business and financial condition. In the future, we may not be able to enforce intellectual property that relates to our products for various reasons, including licensor restrictions and other restrictions imposed by third parties, and that the costs of doing so may outweigh the value of doing so, and this could have a material adverse impact on our business and financial condition.

Risks related to information technology

We may be unable to successfully manage our online ordering sites.

In many markets around the world, such as the United States and Brazil, we provide online ordering sites to customers, often through third-party service providers. The operation of our online business depends on our ability to maintain the efficient and uninterrupted operation of our online order-taking and fulfillment operations. Risks associated with our online business include: disruptions in telephone service or power outages; failures of the computer systems that operate our website, including inadequate system capacity, computer viruses, human error, changes in programming, security breaches, system upgrades or migration of these services to new systems; reliance on third parties for computer hardware and software as well as delivery of merchandise to our customers; rapid technology changes; credit card fraud; natural disasters or adverse weather conditions; power and network outages; changes in applicable federal and state regulations; liability for online content; and consumer privacy concerns. Problems in any one or more of these areas could have a material adverse effect on our operating results and financial condition and could damage our reputation.

We depend on sophisticated information technology and infrastructure.

We rely on various information systems to manage our operations, and we increasingly depend on third parties and applications on virtualized, or “cloud,” infrastructure to operate and support our information technology systems. These third parties include large established vendors as well as many small, privately owned companies. Failure by these providers to adequately service our operations or a change in control or insolvency of these providers could have an adverse effect on our business, which in turn may materially adversely affect our operating results and financial condition.

Prior to the completion of this offering and in connection with the Separation, we will substantially change a number of our business processes, including changes in our financial reporting and supply chain processes. In order to support the new business processes under the terms of our transitional services arrangements with Pfizer, we will make significant configuration and data changes within some of our information technology systems. If our information technology and processes are not sufficient to support our business and financial reporting functions, or if we fail to properly implement our new business processes, our financial reporting may be delayed or inaccurate and our operations may be adversely affected and, as a result, our operating results and financial condition may be materially adversely affected.

In addition, over the next few years, we expect to begin implementing a new enterprise resource planning system to better integrate our manufacturing, financial, commercial and business operations. Transitioning to new systems, integrating new systems into current systems or any disruptions or malfunctions (including from circumstances beyond our control) affecting our information systems could cause critical information upon which we rely to be delayed, unreliable, corrupted, insufficient or inaccessible. Any of these potential issues, individually or in aggregation, could have a material adverse effect on our operating results and financial condition.

Even if we are able to implement these systems successfully, all technology systems, despite implementation of security measures, are vulnerable to disability, failures or unauthorized access. If our information technology systems were to fail or be breached, this could materially adversely affect our ability to perform critical business functions and sensitive and confidential data could be compromised.

We may be unable to adequately protect our customers’ privacy or we may fail to comply with privacy laws.

The protection of customer, employee and company data is critical and the regulatory environment surrounding information security, storage, use, processing, disclosure and privacy is demanding, with the frequent imposition of new and changing requirements. In addition, our customers expect that we will adequately protect their personal information. Any actual or perceived significant breakdown, intrusion, interruption, cyber-attack or corruption of customer, employee or company data or our failure to comply with federal, state, local and foreign privacy laws could damage our reputation and result in lost sales, fines and lawsuits. Despite our considerable efforts and technology to secure our computer network, security could be compromised, confidential information could be misappropriated or system disruptions could occur. Our systems and procedures meet the payment card industry, or PCI, data security standards, which require periodic audits by independent third parties to assess compliance. Failure to comply with the security requirements or rectify a security issue may result in fines and the imposition of restrictions on our ability to accept payment by credit or debit cards. In addition, PCI is controlled by a limited number of vendors that have the ability to impose changes in PCI’s fee structure and operational requirements on us without negotiation. Such changes in fees and operational requirements may result in our failure to comply with PCI security standards, as well as significant unanticipated expenses. Such failures could materially adversely affect our operating results and financial condition.

Risks related to our indebtedness

We expect to have substantial indebtedness.

Following this offering, we will have a significant amount of indebtedness, which could materially adversely affect our operating results, financial condition and liquidity. As of July 1, 2012, after giving pro forma effect to the Transactions, our total debt would have been approximately $            . See “Unaudited pro forma condensed combined financial statements.”

Subject to the limits contained in the instruments governing our indebtedness, we may incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, business development or other general corporate requirements, including dividends;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings are and may in the future be at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the animal health industry;

•	placing us at a competitive disadvantage to other, less leveraged competitors;

•	impacting our effective tax rate; and

•	increasing our cost of borrowing.

In addition, the instruments governing our indebtedness may contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with such covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

In addition, following the Separation, we will conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness will depend on the generation of cash flow by our subsidiaries, including our international subsidiaries, and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our operating results, financial condition and liquidity and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.

Risks related to our relationship with Pfizer

The Separation and Distribution, if any, may not be successful and we may not achieve some or all of the expected benefits of the Separation and Distribution.

We may not be successful in implementing the Separation and Distribution. In addition, we may not be able to achieve the full strategic and financial benefits expected to result from the Separation and Distribution, or such benefits may be delayed or not occur at all. These benefits include the following:

•

improving strategic and operational flexibility, increasing management focus and streamlining decision-making by providing the flexibility to implement our strategic plan and to respond more effectively to different customer needs and the changing economic environment;

•	allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, without competing for capital with Pfizer’s other businesses;

•	creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock; and

•

facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of our business.

We may not achieve the anticipated benefits of the Separation and Distribution for a variety of reasons. In addition, the Separation and Distribution could adversely affect our operating results and financial condition.

Pfizer controls the direction of our business, and the concentrated ownership of our common stock and certain governance arrangements will prevent you and other stockholders from influencing significant decisions.

Immediately following the completion of this offering, Pfizer will own 100% of our outstanding Class B common stock and no shares of our Class A common stock, giving Pfizer     % of the economic interest and the combined voting power in shares of our outstanding common stock other than with respect to the election of directors and     % of the combined voting power of our outstanding common stock with respect to the election of directors (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). As long as Pfizer beneficially controls a majority of the voting power of our outstanding common stock with respect to a particular matter, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. Even if Pfizer were to control less than a majority of the voting power of our outstanding common stock, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our common stock. Pfizer may distribute all or a portion of its remaining equity interest in us to its stockholders by means of the Distribution following this offering. If Pfizer does not complete the Distribution, it could remain our controlling stockholder for an extended period of time or indefinitely.

Pfizer’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote while Pfizer controls the majority of the voting power of our outstanding common stock. As a result, Pfizer will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	our financing and dividend policy;

•	compensation and benefit programs and other human resources policy decisions;

•	changes to or determinations under the agreements relating to the Separation;

•	changes to any other agreements that may adversely affect us;

•	the payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

Because Pfizer’s interests may differ from ours or from those of our other stockholders, actions that Pfizer takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders.

The Distribution may not occur.

Pfizer has no obligation to complete the Distribution. Whether Pfizer proceeds with the Distribution, in whole or in part, is subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the continuing application of Pfizer’s private letter ruling from the IRS and the receipt of an opinion of counsel to the effect that such Distribution would be tax-free to Pfizer and its stockholders. Even if Pfizer elects to pursue the Distribution, Pfizer has the right to abandon or change the structure of the Distribution if the Pfizer board of directors determines, in its sole discretion, that the Distribution is not in the best interest of Pfizer or its stockholders.

Furthermore, if the Distribution does not occur, the risks relating to Pfizer’s control of us and the potential business conflicts of interest between Pfizer and us will continue to be relevant to our stockholders. The liquidity of shares of our common stock in the market may be constrained for as long as Pfizer continues to hold a significant position in our stock. A lack of liquidity in our Class A common stock could depress the price of our Class A common stock.

Our Class B common stock may remain as a separate class.

Each share of Class B common stock held by Pfizer or a subsidiary of Pfizer will be convertible at any time into one share of Class A common stock at Pfizer’s option but will not be convertible if held by any other holder. As a result, if Pfizer were to distribute shares of Class B common stock in the Distribution, or otherwise dispose of its shares of Class B common stock, the new holders of such shares would not be able to convert the shares of Class B common stock into Class A common stock. In such event, we may apply to have our Class B common stock listed on a securities exchange. The existence of multiple classes of publicly traded common stock could depress the price of our Class A common stock.

If Pfizer were to distribute shares of Class B common stock in the Distribution, or otherwise dispose of its shares of Class B common stock, our board of directors may in the future consider a proposal to amend our certificate of incorporation to mandatorily convert Class B common stock to Class A common stock on a share-for-share basis, subject to the receipt of the required approval by our stockholders. If the proposal is approved by our board of directors and presented to our stockholders, a vote by (i) a majority of the shares of Class A common stock and Class B common stock, voting together as a single class, and (ii) a majority of the shares of the Class B common stock, voting as a separate class, will be required for the proposal to be approved. There will be no binding commitment by the board to, and our board of directors may elect not to consider the issue or resolve to present any such proposal to our stockholders at any stockholders’ meeting. Moreover, if presented, our stockholders may not approve any such conversion.

If Pfizer sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering and prior to the Distribution, Pfizer will continue to own a significant equity interest in our company. Pfizer will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of Pfizer to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our Class A common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our Class A common stock that may otherwise accrue to Pfizer on its private sale of our common stock. Additionally, if Pfizer privately sells its significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Pfizer sells a controlling interest in our company to a third party, our indebtedness may be subject to acceleration, Pfizer may terminate the R&D collaboration agreement and license agreement, and other transitional arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our operating results and financial condition.

The Distribution or future sales by Pfizer or others of our common stock, or the perception that the Distribution or such sales may occur, could depress our Class A common stock price.

Immediately following the completion of this offering, Pfizer will own 100% of our outstanding Class B common stock and no shares of our Class A common stock, giving Pfizer     % of the economic interest and the combined voting power in shares of our outstanding common stock other than with respect to the election of directors and     % of the combined voting power of our outstanding common stock with respect to the election of directors (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, or the Securities Act, for so long as Pfizer is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission, or SEC. We are unable to predict with certainty whether or when Pfizer will sell a substantial number of shares of our common stock to the extent it retains shares following the Distribution or in the event the Distribution does not occur. The Distribution or sale by Pfizer of a substantial number of shares after this offering, or a perception that the Distribution or such sales could occur, could significantly reduce the market price of our Class A common stock. Upon completion of this offering, except as otherwise described herein, all shares that are being offered hereby will be freely tradable without restriction, assuming they are not held by our affiliates.

We, our officers and directors and Pfizer have agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except that Pfizer may dispose of our common stock that it owns pursuant to the underwriters’ option to purchase additional shares. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

Immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of Class A common stock reserved for issuance in respect of certain incentive awards to our directors, officers and employees under the Securities Act. If any of these holders causes a large number of securities to be sold in the public market, the sales could reduce the trading price of our Class A common stock. These sales also could impede our ability to raise future capital.

We will be a “controlled company” within the meaning of the rules of the              and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Pfizer will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the             . Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that any corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that any compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of any corporate governance or compensation committees.

While Pfizer controls a majority of the voting power of our outstanding common stock, we do not expect to have a majority of independent directors or corporate governance and compensation committees consisting entirely of independent directors and we will not be required to have written charters addressing these committees’ purposes and responsibilities or have annual performance evaluations of these committees. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the             .

As a result of the Separation, we will lose Pfizer’s brand, reputation, capital base and other resources.

Prior to the completion of this offering, as a business unit of Pfizer, we have generally used the name “Pfizer Animal Health,” and we believe the association with Pfizer has contributed to our building relationships with our customers due to Pfizer’s globally recognized brand and perceived high-quality products. This offering, the Separation and Distribution could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products.

The loss of Pfizer’s scale, capital base and financial strength may also prompt suppliers to reprice, modify or terminate their relationships with us. In addition, Pfizer’s reduction of its ownership of our company may cause some of our existing agreements and licenses to be terminated. We cannot predict with certainty the effect that this offering, the Separation or the Distribution will have on our business, our clients, vendors or other persons, or whether our new brand, Zoetis, will be accepted in the marketplace.

Pfizer may compete with us.

Pfizer will not be restricted from competing with us in the animal health business, including as a result of acquiring a company that operates an animal health business. Due to the significant resources of Pfizer, including financial resources, name recognition and business know-how resulting from the previous management of our business, Pfizer could have a significant competitive advantage over us should it decide to engage in the type of business we conduct, which may cause our operating results and financial condition to be materially adversely affected.

Prior to the completion of the Distribution, certain of our directors may have actual or potential conflicts of interest because of their positions with Pfizer.

Following this offering, Frank A. D’Amelio (Executive Vice President, Chief Financial Officer and Business Operations for Pfizer), Geno J. Germano (President and General Manager, Specialty Care and Oncology for

Pfizer), Douglas E. Giordano (Senior Vice President, Worldwide Business Development for Pfizer), Charles H. Hill (Executive Vice President, Worldwide Human Resources for Pfizer) and Amy W. Schulman (Executive Vice President and General Counsel, Business Unit Lead, Consumer Healthcare and President and General Manager, Nutrition for Pfizer) will serve on our board of directors and retain their positions with Pfizer. In addition, such directors may own Pfizer common stock, options to purchase Pfizer common stock or other Pfizer equity awards. These individual’s holdings of Pfizer common stock, options to purchase common stock of Pfizer or other equity awards may be significant for some of these persons compared to these persons’ total assets. Their position at Pfizer and the ownership of any Pfizer equity or equity awards creates, or may create the appearance of, conflicts of interest when these expected directors are faced with decisions that could have different implications for Pfizer than the decisions have for us.

Pfizer and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

Our certificate of incorporation provides that, subject to any contractual provision to the contrary, Pfizer will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as we do;

•	doing business with any of our clients or consumers; or

•	employing or otherwise engaging any of our officers or employees.

Under our certificate of incorporation, neither Pfizer nor any officer or director of Pfizer, except as provided in our certificate of incorporation, is liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.

To preserve the tax-free treatment to Pfizer and its stockholders of the Separation, the debt-for-equity exchange and the potential Distribution, we may not be able to engage in certain transactions.

To preserve the tax-free treatment to Pfizer and its stockholders of the Separation, the debt-for-equity exchange and the potential Distribution, under the tax matters agreement, we will be restricted from taking any action that prevents the Separation, the debt-for-equity exchange, the potential Distribution and the related transactions from being tax-free for U.S. federal, state, local and foreign income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions, including use of our common stock to make acquisitions and equity capital market transactions that might increase the value of our business.

The assets and resources that we acquire from Pfizer in the Separation may not be sufficient for us to operate as a standalone company, and we may experience difficulty in separating our assets and resources from Pfizer.

Because we have not operated as a standalone company in the past, we may have difficulty doing so. We may need to acquire assets and resources in addition to those provided by Pfizer to our company, and in connection with the Separation, may also face difficulty in separating our assets from Pfizer’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be harmed if we have difficulty operating as a standalone company, fail to acquire assets that prove to be important to our operations or incur unexpected costs in separating our assets from Pfizer’s assets or integrating newly acquired assets.

We will incur significant charges in connection with this offering and the Separation and incremental costs as a standalone public company.

We will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access after this offering. We may also need to make investments or hire additional employees to operate without the same access to Pfizer’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.

Pfizer currently performs or supports many important corporate functions for our company. Our combined financial statements reflect charges for these services on an allocation basis. Following this offering, many of these services will be governed by our transitional services arrangements with Pfizer. Our transitional services arrangements with Pfizer were negotiated in the context of a parent-subsidiary relationship. Accordingly, the terms of our transitional services arrangements, including the fees charged for the services, may be higher or lower than those that would be agreed to by parties bargaining at arm’s length for similar services and may be higher or lower than the costs reflected in the allocations. In addition, while these services are being provided to us by Pfizer, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them will be limited.

After our transitional services arrangements with Pfizer expire, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we will receive from Pfizer under our transitional services arrangements. Additionally, after these arrangements expire, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from Pfizer. When we begin to operate these functions separately, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from Pfizer, which may not be addressed in our transitional services arrangements that we will enter into with Pfizer. The level of this informal support will diminish or be eliminated following this offering.

Following the Separation, we will rely, in part, on the R&D collaboration and license agreement with Pfizer to identify, research and develop compounds to commercialize as animal health products.

Prior to the Separation, as a business unit of Pfizer, we had rights to access and use Pfizer’s proprietary compound library and database to identify, research and develop compounds suitable for commercialization as animal health products. Prior to or concurrently with the completion of this offering, we will enter into an R&D collaboration and license agreement with Pfizer, pursuant to which Pfizer will grant us rights to conduct research, development and commercialization using portions of Pfizer’s proprietary compound library and database. Our rights to access and use Pfizer’s library and database under the R&D collaboration and license agreement will be more limited than prior to the Separation and Pfizer’s rights to terminate or otherwise preclude our research and development of compounds that we researched and developed prior to and after the Separation may materially adversely affect our future operating results and financial condition. In addition, if we fail to comply with our diligence, payment, insurance, confidentiality and other obligations under the R&D collaboration and license agreement, the R&D collaboration and license agreement may terminate.

Risks related to this offering and ownership of our Class A common stock

An active trading market for our Class A common stock may not develop, and you may not be able to sell your Class A common stock at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for our common stock. An active trading market for shares of our Class A common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of Class A common stock at an attractive price, or at all. The price for our Class A common stock in this offering will be determined by negotiations among Pfizer, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your Class A common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

The price of our Class A common stock may fluctuate substantially.

You should consider an investment in our Class A common stock to be risky, and you should invest in our Class A common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our Class A common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	failures to meet external expectations or management guidance;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•

changes in our capital structure or dividend policy, including as a result of the Distribution, future issuances of securities, sales of large blocks of common stock by our stockholders, including Pfizer, or our incurrence of additional debt;

•	reputational issues;

•	changes in general economic and market conditions in or any of the regions in which we conduct our business;

•	changes in industry conditions or perceptions;

•	changes in applicable laws, rules or regulations and other dynamics; and

•	announcements or actions taken by Pfizer as our principal stockholder.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

You will incur immediate dilution as a result of this offering.

If you purchase Class A common stock in this offering, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $         per share, representing the difference between the assumed initial public offering price of $         per share (the midpoint of the range on the cover of this prospectus) and our estimated net tangible book value per share as of July 1, 2012 of $        . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

Our historical combined financial data is not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

Our historical combined financial data included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors:

•	our historical combined financial data does not reflect the Separation;

•

our historical combined financial data reflects expense allocations for certain support functions that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, as well as certain manufacturing and supply costs incurred by manufacturing sites that are shared with other Pfizer business units that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a standalone company;

•	our cost of debt and our capital structure will be different from that reflected in our combined financial statements;

•

significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•

this offering may have a material effect on our customers and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our reduced relationship with Pfizer.

Our financial condition and future results of operations, after giving effect to the Separation, will be materially different from amounts reflected in our combined financial statements included elsewhere in this prospectus. As a result of the Separation, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

As a standalone public company, we may expend additional time and resources to comply with rules and regulations that do not currently apply to us, and failure to comply with such rules may lead investors to lose confidence in our financial data.

As a standalone public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and regulations of the                     . Such requirements will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company-associated requirements, including compliance programs and investor relations, as well as our financial reporting obligations. Complying with these rules and regulations has and will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for the year ended December 31,             . In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting pursuant to Auditing Standard No. 5 beginning with our annual report on Form 10-K for the year ended December 31,             . If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Class A common stock.

While we currently intend to pay a quarterly cash dividend to our common stockholders, we may change our dividend policy at any time.

Although we currently intend to pay a quarterly cash dividend to our Class A common stockholders and Class B common stockholders, we have no obligation to do so, and our dividend policy may change at any time without notice to our stockholders. We currently intend to pay a quarterly cash dividend on our common stock of $         per share. Returns on your investment will primarily depend on the appreciation, if any, in the price of our Class A common stock. We anticipate that we will retain most of our future earnings, if any, for use in the development and expansion of our business, repayment of indebtedness and for general corporate purposes. The declaration and payment of dividends to holders of our Class A common stock and Class B common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, cash flows available in the United States, impact on our effective tax rate, indebtedness, legal requirements and other factors that our board of directors deems relevant.

Provisions in our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law may prevent or delay an acquisition of us, which could decrease the trading price of our Class A common stock.

Our amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, and amended and restated by-laws, which we refer to as our by-laws, contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include:

•	a board of directors that is divided into three classes with staggered terms;

•	a dual class equity structure;

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval; and

•	limitations on the right of stockholders to remove directors.

In addition, Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders’ best interests.

If Pfizer makes the Distribution, and there is later a determination that the Separation, the debt-for-equity exchange and/or the Distribution is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS private letter ruling and/or tax opinion are incorrect or for any other reason, then Pfizer and its stockholders could incur significant U.S. federal income tax liabilities, and we could incur significant liabilities.

Pfizer has received a private letter ruling from the IRS substantially to the effect that, among other things, the Distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. If pursued, completion by Pfizer of the Distribution would be conditioned on, among other things, the continuing application of Pfizer’s private letter ruling from the IRS and the receipt of an opinion of tax counsel, to the effect that, among other things, the Distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The ruling relies and the opinion will rely on certain facts, assumptions, representations and undertakings from Pfizer and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Pfizer and its stockholders may not be able to rely on the ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinion of tax counsel, the IRS could determine on audit that the Separation, the debt-for-equity exchange and/or the Distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Pfizer or us after the Distribution. If the Separation, the debt-for-equity exchange and/or the Distribution is determined to be taxable for U.S. federal income tax purposes, Pfizer and its stockholders could incur significant U.S. federal income tax liabilities, and we could incur significant liabilities under applicable law or as a result of certain agreements entered into with Pfizer.

Cautionary statement concerning forward-looking statements

This prospectus contains “forward-looking” statements. Forward-looking statements reflect our current views with respect to, among other things, future events and performance. We generally identify forward-looking statements by words such as such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “will,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are based on beliefs and assumptions made by management using currently available information.

These statements are not guarantees of future performance, actions or events. In particular, forward-looking statements include statements relating to future actions, business plans or prospects, prospective products, product approvals or products under development, R&D costs, timing and likelihood of success, future operating or financial performance, future results of current and anticipated products and services, strategies, sales efforts, expenses, production efficiencies, production margins, interest rates, foreign exchange rates, growth in emerging markets, the outcome of contingencies, such as legal proceedings, dividend plans, the Distribution, government regulation and financial results. Forward-looking statements are subject to risks and uncertainties, many of which are beyond our control and potentially inaccurate assumptions. These risks and uncertainties include those set forth under “Risk factors.” However, there may also be other risks that we are unable to predict at this time. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. You should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Use of proceeds

We will not receive any proceeds from the sale of our Class A common stock in this offering. All of the net proceeds from this offering will be received by the debt exchange parties. On the settlement date of this offering immediately prior to the settlement of the debt exchange parties’ sale of the shares to the underwriters, the debt exchange parties will acquire the Class A common stock being sold in this offering from Pfizer in exchange for outstanding Pfizer indebtedness held by the debt exchange parties. See “Summary—The underwriting and the debt-for-equity exchange,” “Underwriting—The debt-for-equity exchange” and “Underwriting—Conflicts of interest.”

Dividend policy

We initially expect to pay quarterly cash dividends to holders of our Class A common stock and Class B common stock of $         per share, subject to the discretion of our board of directors. The declaration and payment of dividends to holders of our Class A common stock and Class B common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, cash flows available in the United States, impact on our effective tax rate, indebtedness, legal requirements and other factors that our board of directors deems relevant. In addition, the instruments governing our indebtedness may limit our ability to pay dividends. Therefore, no assurance is given that we will pay any dividends to our common stockholders, or as to the amount of any such dividends if our board of directors determines to do so.

Because we are a holding company, our ability to pay cash dividends on our common stock will depend on the receipt of dividends or other distributions from our subsidiaries.

Dilution

Our net tangible book value as of July 1, 2012 was approximately $        , or $         per share, assuming             shares of our Class A common stock and             shares of our Class B common stock were issued and outstanding at such date. Net tangible book value per share represents:

•	total assets less intangible assets;

•	reduced by our total liabilities; and

•	divided by the number of shares of our common stock outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our Class A common stock in this offering and the net tangible book value per share immediately following this offering.

After giving effect to this offering and after deducting estimated offering expenses payable by us, our pro forma net tangible book value as of July 1, 2012 would have been approximately $        , or $         per share. This represents an immediate dilution of $         per share to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share	$

Dilution per share to new investors		$

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of July 1, 2012 on a historical basis, and on a pro forma basis to reflect the Transactions, as defined in “Unaudited pro forma condensed combined financial statements.”

As the net proceeds of this offering are received by the debt exchange parties, this offering has no impact on our capitalization.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the Transactions been completed as of July 1, 2012. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from, and is qualified in its entirety by reference to, our historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus, and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Unaudited pro forma condensed combined financial statements” and our combined financial statements and notes thereto included elsewhere in this prospectus.

	As of July 1, 2012
	Actual	Pro forma
(MILLIONS OF DOLLARS)
Cash and cash equivalents	$106	$

Allocated long-term debt	$573	$
Long-term debt

Equity:
Business unit equity	4,108
Class A common stock, authorized—no shares actual, shares pro forma; issued and outstanding—no shares actual, shares pro forma; par value $0.01 per share

Class B common stock, authorized—no shares actual, shares pro forma; issued and outstanding—no shares actual, shares pro forma; par value $0.01 per share
Preferred stock, authorized—no shares actual, no shares pro forma; issued and outstanding—no shares actual and pro forma; par value $0.01 per share
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss	(193)

Total Zoetis equity	3,915
Equity attributable to noncontrolling interests	16

Total equity	$3,931	$

Total capitalization	$4,504	$

Selected historical combined financial data

The following table sets forth our selected historical combined financial data for the periods indicated.

The selected historical combined statement of operations data for the years ended December 31, 2011, 2010 and 2009 and the selected historical combined balance sheet data as of December 31, 2011 and 2010 presented below have been derived from our audited combined financial statements included elsewhere in this prospectus. The selected historical combined balance sheet data as of December 31, 2009 and 2008 have been derived from unaudited combined financial information not included in this prospectus.

The revenue data for the years ended December 31, 2008 and 2007 are derived from unaudited combined financial information not included in this prospectus.

The selected historical combined statement of operations data for the six months ended July 1, 2012 and July 3, 2011 and the selected historical combined balance sheet data as of July 1, 2012 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The selected historical combined balance sheet data as of July 3, 2011 has been derived from unaudited combined financial information not included in this prospectus. In the opinion of management, the unaudited condensed combined financial statements for the interim periods included in this prospectus include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and operating results for these periods. The operating results for the six months ended July 1, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.

Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, among others, as well as certain manufacturing and supply costs incurred by manufacturing sites that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional cost allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services and/or costs.

The financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation.

You should read the selected historical combined financial data set forth below in conjunction with the sections entitled “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

	Six Months Ended(a)		Year Ended December 31,(a)
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	2011	2010	2009	2008(b)	2007(b)
Statement of operations data:
Revenues	$2,141	$2,057	$4,233	$3,582	$2,760	$2,825	$2,639
Net income/(loss) before allocation to noncontrolling interests(c)	285	143	248	111	(101)	NA	NA

Balance sheet data:
Total assets	$5,800	$5,845	$5,711	$5,284	$5,598	$2,993	NA
Long-term obligations(d)	573	696	575	673	728	—	NA

Other data:
Adjusted net income(e)	$328	$235	$503	$275	$189	NA	NA

NA: Not Available

Certain amounts may reflect rounding adjustments.

(a)	Starting in 2011, includes the KAH business acquired as part of Pfizer’s acquisition of King Pharmaceuticals, Inc., commencing on the acquisition date of January 31, 2011. Starting in 2009, includes FDAH operations, acquired as part of Pfizer’s acquisition of Wyeth, commencing on the acquisition date of October 15, 2009.
(b)	Certain information for 2007 and 2008 is not available. Over the last five years, there have been significant changes in Pfizer’s corporate structure and a number of restructurings and personnel changes which have impacted our business. As such, it is not practicable for us to determine net income/(loss) for the years ended December 31, 2008 and 2007 or to determine Total assets and Long-term obligations at December 31, 2007.
(c)	Defined as net income/(loss) before allocation to noncontrolling interests.
(d)	Starting in 2009, primarily includes an allocation of Pfizer debt that was issued to partially finance the acquisition of Wyeth (including FDAH) in 2009. The debt has been allocated on a pro-rata basis using the deemed acquisition cost of FDAH as a percentage of the total acquisition cost of Wyeth.
(e)	Adjusted net income (a non-GAAP financial measure) is defined as reported net income attributable to Zoetis excluding purchase accounting adjustments, acquisition-related costs and certain significant items. Management uses Adjusted net income, among other factors, to set performance goals and to measure the performance of the overall company, as described in “Management’s discussion and analysis of financial condition and results of operations—Adjusted net income.” We believe that investors’ understanding of our performance is enhanced by disclosing this performance measure. Reconciliations of U.S. GAAP reported net income attributable to Zoetis to non-GAAP Adjusted net income for the six months ended July 1, 2012 and July 3, 2011, as well as reconciliations of the years ended December 31, 2011, 2010 and 2009, are provided in “Management’s discussion and analysis of financial condition and results of operations—Adjusted net income.” The Adjusted net income measure is not, and should not be viewed as, a substitute for U.S. GAAP reported net income attributable to Zoetis.

Unaudited pro forma condensed combined financial statements

The unaudited pro forma condensed combined financial statements of Zoetis consist of the unaudited pro forma condensed combined statements of operations for the six months ended July 1, 2012 and for the year ended December 31, 2011, and an unaudited pro forma condensed combined balance sheet as of July 1, 2012. The unaudited pro forma condensed combined financial statements are based on and have been derived from our historical combined annual and condensed combined interim financial statements, which are included elsewhere in this prospectus.

In management’s opinion, the unaudited pro forma condensed combined financial statements have been developed on a reasonable and rational basis and reflect certain adjustments that, in the opinion of management, are necessary to present fairly our unaudited pro forma condensed combined results of operations and our unaudited pro forma condensed combined financial position as of and for the periods indicated. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information currently available; however, such adjustments are subject to change.

The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had we operated as an independent, public company during the periods presented or if the transactions described below had actually occurred as of the dates indicated. The unaudited pro forma condensed combined financial statements also should not be considered indicative of our future results of operations or financial position as a standalone, public company.

The unaudited pro forma condensed combined financial statements give effect to the following transactions, which we refer to as the “Transactions,” as if they each had occurred on January 1, 2011 for the pro forma condensed combined statements of operations and on July 1, 2012 for the unaudited pro forma condensed combined balance sheet:

•	The issuance of our common stock to Pfizer in connection with the transfer of substantially all of the assets and liabilities of Pfizer’s animal health business to Zoetis;

•

The impact of, and transactions contemplated by, agreements between us and Pfizer, and the provisions contained therein, relating to, among other things, services that Pfizer will provide to us following this offering; and

•	The impact of our financing arrangements.

Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, among others, as well as certain manufacturing and supply costs incurred by manufacturing sites that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional cost allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services and/or costs. Following this offering, pursuant to agreements with Pfizer, we expect that Pfizer will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees and we expect to incur other costs to replace the services and resources that will not be provided by Pfizer. We will also incur new costs relating to our public reporting and compliance obligations as a standalone public company. We currently estimate the incremental costs to be incurred annually to be $             to $            . We have not adjusted the accompanying unaudited pro forma condensed combined statements of operations for these estimated costs as they are projected amounts based on estimates and would not be factually supportable. In addition, some of our products are manufactured at sites that will be retained by Pfizer. Following this offering, pursuant to agreements with Pfizer, we expect to purchase these products from Pfizer.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and our historical combined financial statements and notes thereto included elsewhere within this prospectus.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JULY 1, 2012

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Historical		Adjustments for the Separation		Adjustments for the Financing Arrangements		Pro Forma
Revenues		$2,141	$		$		$

Costs and expenses:
Cost of sales		771
Selling, general and administrative expenses		682
Research and development expenses		194
Amortization of intangible assets		32
Restructuring charges and certain acquisition-related costs		49
Other (income)/deductions—net		(10)				(f)

Income before provision for taxes on income		$423	$		$		$
Provision for taxes on income		138		(g)		(g)

Net income before allocation to noncontrolling interests		$285	$		$		$
Less: Net income attributable to noncontrolling interests		1

Net income attributable to Zoetis		$284	$		$		$

Earnings per common share—basic	$		$	(h)	$	(h)	$
Earnings per common share—fully diluted				(h)		(h)

Weighted average shares outstanding:
Basic
Diluted				(h)		(h)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Historical		Adjustments for the Separation		Adjustments for the Financing Arrangements		Pro Forma
Revenues		$4,233	$		$		$

Costs and expenses:
Cost of sales		1,652
Selling, general and administrative expenses		1,453
Research and development expenses		427
Amortization of intangible assets		69
Restructuring charges and certain acquisition-related costs		154
Other deductions—net		84				(f)

Income before provision for taxes on income		$394	$		$		$
Provision for taxes on income		146		(g)		(g)

Net income before allocation to noncontrolling interests		$248	$		$		$
Less: Net income attributable to noncontrolling interests		3

Net income attributable to Zoetis		$245	$		$		$

Earnings per common share—basic	$		$	(h)	$	(h)	$
Earnings per common share—fully diluted				(h)		(h)

Weighted average shares outstanding:
Basic				(h)		(h)
Diluted

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JULY 1, 2012

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Historical	Adjustments for the Separation		Adjustments for the Financing Arrangements		Pro Forma
Assets

Cash and cash equivalents	$106	$		$	(e)	$
Accounts receivable, less allowance for doubtful accounts	889
Inventories	1,172
Current deferred tax assets	88
Other current assets	222

Total current assets	$2,477	$		$		$
Property, plant and equipment, less accumulated depreciation	1,199
Identifiable intangible assets, less accumulated amortization	888
Goodwill	980
Noncurrent deferred tax assets	168
Other noncurrent assets	88				(e)

Total assets	$5,800	$		$		$

Liabilities and Equity

Short-term borrowings, including current portion of long-term debt	$0	$		$		$
Accounts payable	222
Income taxes payable	32
Accrued compensation and related items	103
Other current liabilities	384

Total current liabilities	$741	$		$		$
Allocated long-term debt	573				(d)
Noncurrent deferred tax liabilities	323
Other taxes payable	131
Other noncurrent liabilities	101		(a)

Total liabilities	$1,869	$		$		$

Commitments and Contingencies

Business unit equity	$4,108	$	(b),(c)	$		$
Common stock, $0.01 par value, authorized shares; issued and outstanding on a pro forma basis	0		(b)
Additional paid-in capital	0		(b)		(d)
Accumulated other comprehensive loss	(193)

Total Zoetis equity	$3,915	$		$		$
Equity attributable to noncontrolling interests	16

Total equity	$3,931	$		$		$

Total liabilities and equity	$5,800	$		$		$

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Certain amounts and percentages may reflect rounding adjustments.

(a)	Reflects an adjustment to other noncurrent liabilities of $ related to uncertain tax positions that will be retained by Pfizer.
(b)	Reflects the reclassification of Pfizer’s investment in us from “Business Unit Equity” to “Common Stock,” $0.01 par value per share, and “Additional Paid-in-Capital.” There is no impact on our common stock and additional paid-in capital accounts as a result of this offering since all of the net proceeds of this offering will be received by the debt exchange parties.
(c)	Reflects the net distribution to Pfizer of $ based upon the post-Separation capital structure.
(d)	Reflects (i) the elimination of $ of allocated Pfizer corporate debt included in our historical combined balance sheet, but which is not being transferred to Zoetis as part of the Separation; and (ii) our financing arrangements.
(e)	Reflects (i) the elimination of $ of unamortized allocated debt issuance costs related to the allocated Pfizer corporate debt described in item (d) above; and (ii) the payment of $ of costs related to our financing arrangements described in item (d) above.
(f)	Reflects the adjustment to interest expense, net for: (i) the elimination of all net interest expense, $ and $ for the six months ended July 1, 2012, and the year ended December 31, 2011, respectively, primarily related to the portion of Pfizer’s net interest expense allocated to Zoetis and included in our combined statements of operations; and (ii) the addition to interest expense of $ and $ for the six months ended July 1, 2012, and the year ended December 31, 2011, respectively, related to our financing arrangements.
(g)	Reflects the tax effect of the pro forma adjustments impacting income from continuing operations before provision for taxes on income, calculated using the statutory tax rate of %.
(h)	Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding is based on shares outstanding, which is the number of shares of our common stock expected to be outstanding following the Separation.

The Separation and Distribution transactions

The Separation

Prior to the completion of this offering, we will be a wholly-owned subsidiary of Pfizer, and all of our outstanding shares of common stock will be owned by Pfizer.

In connection with this offering, we and Pfizer will enter into agreements that provide for certain transactions that will transfer the assets and liabilities of Pfizer’s animal health business to us and result in the separation of our business from Pfizer. Prior to the completion of this offering, through a series of steps, Pfizer will transfer (including by license or other arrangement) substantially all of its animal health business to us. We refer to these separation transactions, collectively, as the “Separation.” In addition, we will enter into certain agreements with Pfizer regarding intellectual property rights related to our products and R&D. The following are the principal steps of the Separation:

•	Pfizer formed Zoetis in July 2012.

•

Prior to the date of the debt-for-equity exchange, as a result of a series of steps, Pfizer will directly own the subsidiaries holding the assets of and rights to substantially all of Pfizer’s animal health business.

•

On or prior to the date of the debt-for-equity exchange, Pfizer will contribute the subsidiaries holding the assets of and rights to substantially all of Pfizer’s animal health business to us in exchange for, among other things, our common stock.

•

Following this offering, Pfizer intends to transfer to us certain assets and liabilities of the animal health business that, due to business, regulatory or other legal constraints, could not be transferred prior to this offering.

Following the Separation, we will own or have the right to use substantially all of the assets that were used, or held for use, exclusively in Pfizer’s animal health business, including the following:

•

Intellectual Property. As part of the Separation, Pfizer will assign to us ownership of approximately 4,000 patents, 2,000 pending patent applications, and more than 10,000 trademark applications and registrations. In addition, Pfizer will license to us the right to use certain intellectual property rights in the animal health field. We will license to Pfizer the right to use certain of our intellectual property rights in the human health field and all other fields outside of animal health. In addition, Pfizer will grant us a transitional license to use certain of Pfizer’s trademarks and we will grant Pfizer a transitional license to use certain of our trademarks for a period of time following the completion of this offering.

•

Manufacturing Facilities. Our global manufacturing network consists of 12 “anchor” manufacturing sites and 14 “satellite” manufacturing sites. Ownership of, or the existing leasehold interest in, these facilities will be conveyed to us by Pfizer as part of the Separation. Among these 26 manufacturing sites is our facility in Guarulhos, Brazil, which we will leaseback to Pfizer. Certain of our products are currently manufactured at 14 manufacturing sites that will be retained by Pfizer. The products manufactured by Pfizer at these sites and at our Guarulhos, Brazil facility will continue to be supplied to us under the terms of a manufacturing and supply agreement we entered into with Pfizer.

•

R&D Facilities. We have R&D operations co-located with certain of our manufacturing sites in Australia, Brazil, Belgium, Canada, Spain and the United States to facilitate the efficient transfer of production processes from our laboratories to manufacturing sites. In addition, we maintain R&D operations at non-manufacturing locations in Brazil, Belgium, China, India, and the United States. As part of the Separation, Pfizer will convey to us its interest in each of these R&D facilities.

•

Employees. Following the Separation, we expect that we will have more than 9,000 employees worldwide. We expect that as part of the Separation, substantially all employees of Pfizer who were substantially dedicated to the animal health business will become our employees. However, labor and employment laws or other business considerations in some jurisdictions may impede or delay Pfizer from transferring to us employees who are substantially dedicated to the animal health business. In those instances, to the extent permissible under applicable law, we and Pfizer will enter into a mutually-acceptable arrangement, such as a staffing agreement, to provide for continued operation of the business until such time as the employees in those jurisdictions can be transitioned to us.

For more information regarding the agreements we will enter into with Pfizer, see “Certain relationships and related party transactions—Relationship with Pfizer.”

The Distribution

Pfizer has informed us that, following this offering, it may make a tax-free distribution to its stockholders of all or a portion of its remaining equity interest in us, which may include a distribution effected as a dividend to all Pfizer stockholders or a distribution in exchange for Pfizer shares or other securities (or another similar transaction). We refer to any such potential distribution as the “Distribution.”

Pfizer has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the Distribution, by any specified date or at all. If pursued, the Distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the continuing application of Pfizer’s private letter ruling from the IRS and the receipt of an opinion of counsel to the effect that such Distribution would be tax-free to Pfizer and its stockholders. The conditions to the Distribution may not be satisfied, Pfizer may decide not to consummate the Distribution even if the conditions are satisfied or Pfizer may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied.

Management’s discussion and analysis of

financial condition and results of operations

Introduction

Our management’s discussion and analysis of financial condition and results of operations, or MD&A, is provided to assist readers in understanding our performance, as reflected in the results of our operations, our financial condition and our cash flows. This MD&A should be read in conjunction with our combined financial statements and notes thereto included elsewhere in this prospectus. The discussion in this MD&A contains a description of our historical performance for periods in which we operated as a business unit of Pfizer. Our future results could differ materially from historical performance as a result of various factors such as those discussed in “Risk factors,” “The Separation and Distribution transactions” and “—Comparability of historical results.”

This MD&A is organized as follows:

•

Overview of our business. This section, beginning on page 54, provides a general description of our business and the industry in which we operate. For more information regarding our business and the animal health industry, see “Business” and “Industry.”

•	Factors affecting our performance. This section, beginning on page 54, provides information regarding certain factors that may affect our financial performance.

•	Components of revenues and costs and expenses. This section, beginning on page 57, provides an explanation of the components of our combined statements of operations.

•	Comparability of historical results. This section, beginning on page 58, provides information about the limitations of the predictive value of the combined financial statements.

•	Analysis of the combined statements of operations. This section, beginning on page 60, consists of the following for all periods presented:

•	Revenues. This section, beginning on page 61, provides an analysis of our revenues in total, by operating segment and by sector.

•	Costs and expenses. This section, beginning on page 67, provides a discussion about the drivers of our costs and expenses.

•	Provision for taxes on income. This section, beginning on page 71, provides a discussion of items impacting our effective tax rates.

•

Adjusted net income. This section, beginning on page 73, provides a discussion of Adjusted net income, an alternative view of performance used by management. Adjusted net income is a non-GAAP financial measure.

•	Analysis of the combined statements of comprehensive income/(loss). This section, beginning on page 78, provides an analysis of the components of comprehensive income for all periods presented.

•	Analysis of the combined balance sheets. This section, beginning on page 78, provides a discussion of changes in certain balance sheet accounts for all balance sheets presented.

•

Analysis of the combined statements of cash flows. This section, beginning on page 79, provides an analysis of the drivers of our operating, investing and financing cash flows for all periods presented.

•	Analysis of financial condition, liquidity and capital resources. This section, beginning on page 81, provides an analysis of our ability to meet our short-term and long-term financing needs.

•	New accounting standards. This section, beginning on page 83, discusses accounting standards that we have recently adopted.

•

Significant accounting policies and application of critical accounting estimates. This section, beginning on page 83, discusses those accounting policies and estimates that we consider important to an understanding our combined financial statements.

•	Contingencies. This section, beginning on page 86, discusses contingencies related to legal and tax matters.

•	Qualitative and quantitative disclosures about market risk. This section, beginning on page 86, discusses financial risk management, specifically with respect to foreign currency risk.

Overview of our business

We are a global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines, with a focus on both livestock and companion animals. For more than 60 years, as a business unit of Pfizer, we have been committed to enhancing the health of animals and bringing solutions to our customers who raise and care for them. Measured by our revenues of $4.2 billion for the year ended December 31, 2011, we are the largest animal health medicines and vaccines business, with our products sold in more than 120 countries.

The animal health medicines and vaccines industry is characterized by meaningful differences in customer needs across different regions. As a result of these differences, among other things, we manage our operations through four geographic regions. Within each of these regional segments, we offer a diversified product portfolio for both livestock and companion animal customers in order to capitalize on local and regional trends and customer needs. Our four regional operating segments are the United States (“U.S.”), Europe/Africa/Middle East (“EuAfME”), Canada/Latin America (“CLAR”) and Asia/Pacific (“APAC”). See Notes to Combined Financial Statements—Note 16. Segment, Geographic and Revenue Information.

With our sales organization of approximately 3,400 employees, we directly market our portfolio of more than 300 product lines to livestock producers and veterinarians located in approximately 70 countries across North America, Europe, Africa, Asia, Australia and Latin America, and are a market leader in nearly all of the major regions in which we operate. Through our efforts to establish an early and direct presence in many emerging markets, such as Brazil, China and India, we believe we are the largest animal health medicines and vaccines business as measured by revenues across emerging markets as a whole. Emerging markets contributed 27% of our revenues for the year ended December 31, 2011. In markets where we do not have a direct commercial presence, we generally contract with distributors that provide logistics and sales and marketing support for our products.

We believe our investments in the industry’s largest sales organization, including our extensive network of technical and veterinary operations specialists, our high-quality manufacturing and reliability of supply, and our long track record of developing products that meet customer needs, has led to enduring and valued relationships with our customers. Our R&D efforts enable us to deliver innovative products to address unmet needs and evolve our product lines so they remain relevant for our customers.

For the year ended December 31, 2011, our revenues, Adjusted net income (a non-GAAP financial measure, see page 73) and Net income attributable to Zoetis were $4.2 billion, $503 million and $245 million, respectively; for the year ended December 31, 2010, our revenues, Adjusted net income and Net income attributable to Zoetis were $3.6 billion, $275 million and $110 million, respectively. As a result, growth in revenue, Adjusted net income and Net income attributable to Zoetis in 2011 were 18%, 83% and 123%, respectively, when compared to 2010.

Factors affecting our performance

Industry growth

According to Vetnosis, a research and consulting firm specializing in global animal health and veterinary medicine, the animal health medicines and vaccines market for livestock and companion animals represented a global market of $22 billion, as measured by 2011 revenues. The market grew at a compound annual growth rate, or CAGR, of 6% between 2006 and 2011 and, excluding the impact of foreign exchange, the market is projected to grow at a CAGR of 6% per year between 2011 and 2016. As discussed below, we believe several trends have supported and will continue to support this growth.

The livestock medicines and vaccines sector represented $13.1 billion of sales in 2011, or 60% of the total animal health medicines and vaccines market. This sector grew at a CAGR of 7% between 2006 and 2011 and, excluding the impact of foreign exchange, this sector is projected to grow at a CAGR of 6% per year between 2011 and 2016, according to Vetnosis. Factors influencing growth in demand for livestock medicines and vaccines include:

•	human population growth and increasing standards of living, particularly in many emerging markets;

•	consequently increasing demand for improved nutrition, particularly animal protein;

•

natural resource constraints, such as scarcity of arable land, fresh water and increased competition for cultivated land, resulting in fewer resources that will be available to meet this increased demand for animal protein; and

•	increased focus on food safety.

The companion animal medicines and vaccines sector represented $8.9 billion of sales in 2011, or 40% of the total animal health medicines and vaccines market. This sector grew at a CAGR of 6% between 2006 and 2011 and, excluding the impact of foreign exchange, this sector is projected to grow at a CAGR of 5% per year between 2011 and 2016, according to Vetnosis. Factors influencing growth in demand for companion animal medicines and vaccines include:

•	economic development and related increases in disposable income, particularly in many emerging markets;

•	increasing pet ownership; and

•	companion animals living longer, increasing medical treatment of companion animals and advances in companion animal medicines and vaccines.

Product development initiatives

Our future success depends on both our existing product portfolio and our pipeline of new products, including new products that we may develop through joint ventures and products that we are able to obtain through license or acquisition. We believe we are an industry leader in animal health R&D, with a track record of generating new products and brand lifecycle developments. From 2004 to 2011, we obtained approximately one-fourth of all animal health medicine approvals granted by the FDA, and approximately one-fifth of all animal health vaccine approvals granted by the USDA. The majority of our R&D programs focus on brand lifecycle development, which is defined as R&D programs that leverage existing animal health products by adding new species or claims, achieving approvals in new markets or creating new combinations and reformulations.

Perceptions of product quality, safety and reliability

We believe that animal health medicines and vaccines customers value high-quality manufacturing and reliability of supply. The importance of quality and safety concerns to pet owners, veterinarians and livestock producers also contributes to animal health brand loyalty, which we believe often continues after the loss of patent-based and regulatory exclusivity. We depend on positive perceptions of the safety and quality of our products, and animal health products generally, by our customers, veterinarians and end-users.

The issue of the potential transfer of increased antibacterial resistance in bacteria from food-producing animals to human pathogens, and the causality of that transfer, are the subject of global scientific and regulatory discussion. In some countries, this issue has led to government restrictions and bans on the use of specific antibacterials in some food-producing animals, regardless of the route of administration (topical, oral, intramuscular/subcutaneous injections, or intravenous). These restrictions are more prevalent in countries where animal protein is plentiful and governments are willing to take restrictive actions even when there is scientific uncertainty. Historically, antibacterials for livestock have represented a significant portion of our revenues. We cannot predict whether antibacterials resistance concerns will result in additional restrictions or bans, expanded regulations or public pressure to discontinue or reduce use of antibacterials in food-producing animals.

The overall economic environment

In addition to industry-specific factors, we, like other businesses, continue to face the effects of the current challenging economic environment. Growth in both the livestock and companion animal sectors is driven by overall economic development and related growth, particularly in many emerging markets. Certain of our customers and suppliers have been affected directly by the economic downturn, which could decrease the demand for our products or hinder our ability to collect amounts due from customers.

However, the cost of medicines and vaccines to our livestock producer customers is small relative to other production costs, including feed, and the use of these products improves livestock producers’ economic outcomes. As a result, demand for our products has typically been more stable than demand for other production inputs. Similarly, industry sources report that pet owners indicate a preference for reducing spending on other aspects of their lifestyle, including entertainment, clothing and household goods, before reducing spending on petcare.

Weather conditions and the availability of natural resources

The animal health industry and demand for many of our animal health products in a particular region are affected by weather conditions, as usage of our products follows varying weather patterns and weather-related pressures from pests, such as ticks. As a result, we may experience regional and seasonal fluctuations in our results of operations. For example, certain of our livestock producer customers have been, and may continue to be, affected by adverse weather conditions, including droughts, which could impact the demand for our products as these customers may reduce their herd sizes in response to rising production costs.

Competition

The animal health industry is competitive. Although our business is the largest by revenues in the animal health medicines and vaccines industry, we face competition in the regions and sectors in which we compete. Principal methods of competition vary depending on the particular region, species, product category or individual product. Some of these methods include new product development, quality, price, service and promotion to veterinary professionals, pet owners and livestock producers. Our competitors include the animal health businesses of large pharmaceutical companies and specialty animal health businesses. In addition to competition from established market participants, there could be new entrants to the animal health medicines and vaccines industry in the future. In certain markets, we also compete with companies that produce generic products, but the level of competition from generic products varies from market to market. For example, the level of generic competition is higher in Europe and certain emerging markets than in the United States. However, there is no large, well-capitalized company focused on generic animal health products that exists as a global competitor in the industry.

Disease outbreaks in livestock

Our livestock products could be adversely affected by the outbreak of disease carried by animals. Outbreaks of disease may reduce regional or global sales of particular animal-derived food products or result in reduced exports of such products, either due to heightened export restrictions or import prohibitions, which may reduce demand for our products. Also, the outbreak of any highly contagious disease near our main production sites could require us to immediately halt production of our products at such sites or force us to incur substantial expenses in procuring raw materials or products elsewhere.

Foreign exchange rates

Significant portions of our revenues and costs are exposed to changes in foreign exchange rates. Our products are sold in more than 120 countries and, as a result, our revenues are influenced by changes in foreign exchange rates. In 2011, approximately 61% of our revenues were denominated in foreign currencies. As a business unit of Pfizer and under Pfizer’s global cash management system, we have sought to manage our foreign exchange risk in part through operating means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. Going forward, we will evaluate if a similar approach to managing foreign exchange risk is appropriate for our company. As we operate in multiple foreign currencies, including the euro, the Brazilian real, the Australian dollar and other currencies, changes in those currencies relative to the U.S. dollar will impact our revenues and expenses, and consequently, net income. Exchange rate fluctuations may also have an impact beyond our reported financials and directly impact operations. These fluctuations may affect the ability to buy and sell our goods and services between markets impacted by significant exchange rate variances. Approximately 39% of our total revenues occur in U.S. dollars and, in 2011 our year-over-year revenue growth benefited by 3% from changes in foreign currency values relative to the U.S. dollar. In the first six months of 2012, our period-over-period revenue growth was unfavorably impacted by 3% from changes in foreign currency.

Execution of our growth strategies

We seek to enhance the health of animals and to bring solutions to our customers who raise and care for them. We have a global presence in both developed and emerging markets and we intend to grow our business by pursuing the following core strategies:

•

leverage our direct local presence and strong customer relationships—Through our direct selling commercial model, we can deepen our understanding of our customers’ businesses and can encourage the adoption of more sophisticated animal health products;

•

further penetrate emerging markets—We seek to maximize our presence where economic development is driving increased demand for animal protein and increased demand for and spending on companion animals;

•

pursue new product development and value-added brand lifecycle development to extend our product portfolio—New product R&D and brand lifecycle development enable us to deliver innovative products to address unmet needs and evolve our product lines so they remain relevant for our customers. We seek to leverage our strong direct presence in many regions and cost-effectively develop new products;

•

remain the partner of choice for access to new products and technologies—We seek to continue to support cutting-edge research and secure the right to develop and commercialize new products and technologies;

•

continue to provide high-quality products and improve manufacturing production margins—We believe our manufacturing and supply chain provides us with a global platform for continued expansion, including in emerging markets, and that our quality and reliability differentiate us from our competitors; and

•

expand into complementary businesses to become a more complete, trusted partner in providing solutions—We believe we have the potential to generate incremental and complementary revenues, in the areas of diagnostics, genetics, devices and services such as dairy data management, e-learning and professional consulting, which could also enhance the loyalty of our customer base and may lead to increased product sales.

For additional discussion of our growth strategies, see “Business—Our growth strategies.”

Components of revenues and costs and expenses

Our revenues, costs and expenses are reported for the fiscal year ended December 31 for each year presented, except for operations outside the U.S., for which the financial information is included in our combined financial statements for the fiscal year ended November 30 for each year presented.

Revenues

Our revenues are primarily derived from our diversified product portfolio of medicines and vaccines used to treat livestock and companion animals. Our portfolio contains more than 300 product lines. Generally, our products are sold to veterinarians and livestock producers, by our sales organization which includes sales representatives and technical and veterinary operations specialists. The depth of our product portfolio enables us to address the varying needs of different customers. In 2011, our top selling product line, the ceftiofur line, contributed less than 8% of our revenues, and our top ten best selling product lines contributed less than 38% of our revenues. For additional information regarding our products, including descriptions of our product lines that each represented approximately 1% or more of our revenues in 2011, see “Business—Our products.”

Costs and expenses

Costs of sales consist primarily of cost of materials, facilities and other infrastructure used to manufacture our medicine and vaccine products and royalty expenses associated with the intellectual property of our products, when relevant.

Selling, general and administrative, or SG&A, expenses consist of, among other things, the internal and external costs of marketing, promotion, advertising and shipping and handling as well as certain costs related to business technology, facilities, legal, finance, human resources, business development, public affairs and procurement.

Research and development, or R&D, expenses consist primarily of project costs specific to new product R&D and brand lifecycle development, overhead costs associated with R&D operations and investments that support local market clinical trials for approved indications.

Amortization of intangible assets consists primarily of the amortization expense for identifiable finite-life intangible assets that have been acquired through business combinations. These assets consist of, but are not limited to, developed technology, brands and trademarks.

Restructuring charges and certain acquisition-related costs consist of all restructuring charges (those associated with acquisition activity and those associated with cost reduction/productivity initiatives) as well as costs associated with acquiring and integrating businesses. Restructuring charges are associated with employees, assets and activities that will not continue in the company. Acquisition-related costs are associated with acquiring and integrating acquired businesses, such as the King Animal Health business in 2011 and the Fort Dodge Animal Health business in 2009 and may include transaction costs and expenditures for consulting and the integration of systems and processes.

Other (income)/deductions—net consist primarily of various items including net interest (income)/expense, net (gains)/losses on asset disposals, royalty-related income and certain asset impairment charges.

Comparability of historical results

Our historical results of operations for the periods presented may not be comparable with prior periods or with our results of operations in the future.

Our relationship with Pfizer

We currently operate as a business unit of Pfizer. The combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the animal health business of Pfizer. These combined financial statements do not purport to reflect what the results of operations, comprehensive income/(loss), financial position, equity or cash flows would have been had we operated as a standalone public company during the periods presented.

For a detailed description of the basis of presentation and an understanding of the limitations of the predictive value of these combined financial statements, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and see Unaudited Condensed Combined Financial Statements—Note 1. Basis of Presentation.

Our historical expenses are not necessarily indicative of the expenses we may incur in the future as a standalone public company. Although we intend to enter into certain agreements with Pfizer in connection with this offering and the Separation, the amount and composition of our expenses may vary from historical levels since the fees charged for the services under the agreement may be higher or lower than the costs reflected in the historical allocations. In addition, we intend to replace these services over time with ones supplied either internally by our employees or by third parties, the cost of which may be higher or lower than the historical allocations. We are currently investing in expanding our own administrative functions, including finance, legal and compliance and human resources, as well as manufacturing and information technology infrastructure, to replace services currently provided by Pfizer. See “Certain relationships and related party transactions—Relationship with Pfizer.”

The historical balance sheet changes discussed elsewhere in this prospectus and the accompanying combined balance sheet and the notes to our combined financial statements included elsewhere in this prospectus have been derived from the consolidated financial statements and accounting records of Pfizer. Thus, the historical balance sheets may not be comparable to the opening balance sheet of the standalone company, which we expect will reflect the transfer by Pfizer of substantially all of its animal health business to us. Examples of non-comparability are the allocation of Pfizer debt, which will not be transferred, and cash and cash equivalents, which may be adjusted other than by operations at the time of the Separation.

Compensation

We expect to institute competitive compensation policies and programs as a standalone public company, the expense for which may differ from the compensation expense allocated by Pfizer in our combined financial statements.

Public company expenses

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. We will have additional procedures and practices to establish as a standalone public company. As a result, we will incur additional costs including internal audit, investor relations, stock administration and regulatory compliance costs.

Recent significant acquisitions and government-mandated divestitures

The assets, liabilities, operating results and cash flows of acquired businesses are included in our results commencing from their respective acquisition dates.

•

The King Animal Health business, or KAH, was acquired by Pfizer as part of its acquisition of King Pharmaceuticals, Inc. (acquired on January 31, 2011), strengthening our position in the poultry business with a medicinal feed additives business and other poultry products and further strengthening our position in the cattle and swine businesses. See Notes to Combined Financial Statements—Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health.

•

The Fort Dodge Animal Health business, or FDAH, was acquired by Pfizer as part of its acquisition of Wyeth (acquired on October 15, 2009), adding to our portfolio a broad array of companion animal and livestock brands and strengthening our vaccine portfolio, including a complementary poultry vaccines business. In connection with this acquisition, we made certain government-mandated divestitures. See Notes to Combined Financial Statements—Note 4B. Acquisitions, Divestitures and Certain Investments: Acquisition of Fort Dodge Animal Health and Note 4D. Acquisitions, Divestitures and Certain Investments: Divestitures.

Our combined financial statements for the year ended December 31, 2011 reflect eleven months of KAH’s U.S. operations and ten months of KAH’s international operations and for the six months ended July 3, 2011 our unaudited condensed combined financial statements reflect five months of KAH’s U.S. operations and four months of KAH’s international operations. Our combined financial statements for the year ended December 31, 2009 reflect approximately two-and-a-half months of FDAH’s U.S. operations and approximately one-and-a-half months of FDAH’s international operations.

Analysis of the combined statements of operations

The following discussion and analysis of our combined statements of operations should be read along with our combined financial statements and the notes thereto as well as our unaudited condensed combined financial statements and the notes thereto included elsewhere in this prospectus, which reflect the results of operations of the business transferred to us from Pfizer. For more information on the carve-out basis of presentation, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and see Unaudited Condensed Combined Financial Statements—Note 1. Basis of Presentation.

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012(a)	July 3, 2011(a)	12/11	2011(a)	2010(a)	2009(a)	11/10	10/09
Revenues	$2,141	$2,057	4	$4,233	$3,582	$2,760	18	30
Costs and expenses:
Cost of sales(b)	771	835	(8)	1,652	1,444	1,078	14	34
% of revenues	36%	41%		39%	40%	39%
Selling, general and administrative expenses(b)	682	695	(2)	1,453	1,382	1,066	5	30
% of revenues	32%	34%		34%	39%	39%
Research and development expenses(b)	194	206	(6)	427	411	368	4	12
% of revenues	9%	10%		10%	11%	13%
Amortization of intangible assets	32	34	(6)	69	58	33	19	76
Restructuring charges and certain acquisition-related costs	49	57	(14)	154	202	340	(24)	(41)
Other (income)/deductions—net	(10)	14	*	84	(93)	23	*	*
Income/(loss) before provision/(benefit) for taxes on income	$423	$216	96	$394	$178	($148)	121	*
% of revenues	20%	11%		9%	5%	(5%)
Provision/(benefit) for taxes on income/(loss)	138	73	89	146	67	(47)	118	*
Effective tax rate	32.6%	33.8%		37.1%	37.6%	(31.8%)
Net income/(loss) before allocation to noncontrolling interests	$285	$143	99	$248	$111	($101)	123	*
Less: Net income/(loss) attributable to noncontrolling interests	1	1	—	3	1	(1)	200	*
Net income/(loss) attributable to Zoetis	284	142	100	245	110	(100)	123	*
% of revenues	13%	7%		6%	3%	(4%)

Certain amounts and percentages may reflect rounding adjustments.

*	Calculation not meaningful.
(a)	Includes revenues and expenses from acquisitions from the acquisition date. For the years ended December 31, 2011, 2010 and 2009, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and for the six months ended July 1, 2012 and July 3, 2011, see Notes to Unaudited Condensed Combined Financial Statements—Note 1. Basis of Presentation.
(b)	Exclusive of amortization of intangible assets, except as disclosed in Notes to Combined Financial Statements—Note 3J. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

Revenues

Revenues-Overview

Global revenues by operating segment were as follows:

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
U.S.	$846	$772	10	$1,659	$1,384	$1,105	20	25
EuAfME	558	578	(3)	1,144	1,020	880	12	16
CLAR	384	385	0	788	664	451	19	47
APAC	353	322	10	642	514	324	25	59

Total	$2,141	$2,057	4	$4,233	$3,582	$2,760	18	30

Certain amounts and percentages may reflect rounding adjustments.

On a global basis, the mix of our revenues between livestock and companion animal products was as follows:

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
Livestock	$1,356	$1,332	2	$2,778	$2,233	$1,686	24	32
Companion Animal	785	725	8	1,455	1,349	1,074	8	26

Total	$2,141	$2,057	4	$4,233	$3,582	$2,760	18	30

Certain amounts and percentages may reflect rounding adjustments.

As a result of recent significant acquisitions as well as the related government-mandated divestitures occurring in the revenue numbers in our statement of operations, during the years ended December 31, 2011, 2010 and 2009 and the six months ended July 1, 2012 and July 3, 2011, the growth trend on our existing portfolio from year to year is not readily apparent. We believe that it is not only important to understand overall revenue growth, but also existing portfolio growth year over year. As such, we utilize “base revenue growth.” Base revenue growth is defined as revenue growth excluding the impact of foreign exchange, less the incremental revenues of recent significant acquisitions and similarly excluding the impact of government-mandated divestitures.

% Change in Revenue: increases/(decreases)	Reported	Resulting from Base Revenue Growth(a)	Resulting from Acquisitions(b)	Resulting from Government- Mandated Divestitures(c)	Resulting from Foreign Exchange
First six months of 2012 vs. first six months of 2011
Total revenues	4	5	2	—	(3)
U.S.	10	8	2	—	—
EuAfME	(3)	1	1	—	(5)
CLAR	0	4	2	—	(6)
APAC	10	7	3	—	0
2011 vs. 2010
Total revenues	18	7	9	(1)	3
U.S.	20	7	13	—	—
EuAfME	12	3	6	—	3
CLAR	19	9	7	(1)	4
APAC	25	12	7	(2)	8
2010 vs. 2009
Total revenues	30	7	23	(3)	3
U.S.	25	13	13	(1)	—
EuAfME	16	(1)	26	(8)	(1)
CLAR	47	5	32	—	10
APAC	59	15	36	(2)	10

Certain amounts and percentages may reflect rounding adjustments.

(a)	Reflects changes in reported growth excluding the impact of incremental revenues from acquisitions, government-mandated divestitures and foreign exchange.
(b)	Reflects the acquisition of KAH, acquired by Pfizer on January 31, 2011, and FDAH, acquired by Pfizer on October 15, 2009.
(c)	Reflects government-mandated divestitures of legacy FDAH and our legacy products in connection with the FDAH acquisition.

Six months ended July 1, 2012 vs. six months ended July 3, 2011

Total revenues increased $84 million, or 4%, in the first six months of 2012 compared to the first six months of 2011, due to:

•	base revenue growth of $104 million, or 5%, primarily from growth in the U.S. and APAC segments; and

•	the inclusion of an incremental one month of U.S. and two months of international revenues of $37 million, or 2%, from the KAH acquisition;

partially offset by:

•	the unfavorable impact of foreign exchange, which decreased revenues by approximately $57 million, or (3%).

2011 vs. 2010

Total revenues increased $651 million, or 18%, in 2011 compared to 2010, due to:

•	base revenue growth of $239 million, or 7%, from growth across all operating segments;

•	the inclusion of revenues of $329 million, or 9%, from the acquisition of KAH; and

•	the favorable impact of foreign exchange, which increased revenues by approximately $104 million, or 3%;

partially offset by:

•	the unfavorable impact of government-mandated divestitures of $21 million, or (1%).

2010 vs. 2009

Total revenues increased, $822 million, or 30%, in 2010 compared to 2009, due to:

•	base revenue growth of $208 million, or 7%, primarily from growth in the U.S. and APAC segments;

•	the inclusion of incremental revenues of $640 million, or 23%, from the full year impact of the acquisition of FDAH; and

•	the favorable impact of foreign exchange, which increased revenues by approximately $69 million, or 3%;

partially offset by:

•	the unfavorable impact of government-mandated divestitures of $95 million, or (3%).

Revenues-Operating segment

Six months ended July 1, 2012 vs. six months ended July 3, 2011

U.S. operating segment

U.S. segment revenues increased by $74 million, or 10%, in the first six months of 2012 compared to the first six months of 2011. Base revenue growth was $60 million, or 8%, of which approximately $20 million in growth came from livestock products and approximately $40 million in growth came from companion animal products.

•

Livestock product revenue growth was due principally to increased demand for premium anti-infectives in cattle and swine as a result of new promotional campaigns focused on superior efficacy supported by economic outcomes studies. Additionally, growth was seen in branded generic anti-infectives used in cattle and swine.

•

Companion animal product revenue growth was driven by parasiticides, which was principally due to an extended flea and tick season caused by unusually warm weather and by a temporary competitor supply disruption. Companion animal products also benefited from continued growth in canine vaccines and equine products.

Segment revenues were also favorably impacted by the inclusion of $14 million, or 2%, attributable to an additional one month of revenues from KAH.

EuAfME operating segment

EuAfME segment revenues decreased by $20 million, or (3%), in the first six months of 2012 compared to the first six months of 2011. Base revenue growth was $4 million, or 1%, of which approximately $3 million in decline came from livestock products and was more than offset by approximately $7 million in growth from companion animal products.

•

Livestock product revenues were negatively impacted by continued adverse macroeconomic conditions throughout Western Europe and pressure from the ongoing restrictions on the use of certain antibacterials. Results were partially offset by performance in emerging markets, which continue to benefit from growing demand for animal protein.

•

Companion animal product revenues were favorably impacted by the launch of new branded generic parasiticide products and growth in equine vaccines. Results were partially offset by continued adverse macroeconomic conditions throughout Western Europe.

Segment revenues were also favorably impacted by the inclusion of $8 million, or 1%, attributable to an additional two months of revenues from KAH. Additionally, revenues were unfavorably impacted by (5%) due to foreign exchange.

CLAR operating segment

CLAR segment revenues were relatively flat in the first six months of 2012 compared to the first six months of 2011. Base revenue growth was $17 million, or 4%, of which approximately $2 million in growth came from livestock products and approximately $15 million in growth came from companion animal products.

•

Livestock product revenues were favorably impacted by growth in anti-infectives and cattle vaccines in Brazil as a result of general growth in the cattle market. This was partially offset by reduced spending on livestock medicines and vaccines in northern Mexico, driven by severe drought conditions, and thus, higher feed costs.

•

Companion animal product revenue growth was attributable to canine vaccines especially in Brazil and parasiticides in Canada. Parasiticides in Canada benefited from an extended flea and tick season caused by unusually warm weather and by a temporary competitor supply disruption.

Segment revenues were also favorably impacted by the inclusion of $7 million, or 2%, attributable to an additional two months of revenues from KAH. Additionally, revenues were unfavorably impacted by (6%) due to foreign exchange.

APAC operating segment

APAC segment revenues increased by $31 million, or 10%, in the first six months of 2012 compared to the first six months of 2011. Base revenue growth was $23 million, or 7%, of which approximately $12 million in growth came from livestock products and approximately $11 million in growth came from companion animal products.

•

Livestock product revenues were favorably impacted by growth in Australia, China and India. Australia benefited from favorable seasonal conditions which positively impacted the cattle business across all product categories. Sales organization investments in China drove growth in premium priced swine products. India benefited from growth in cattle and poultry.

•

Companion animal product revenues benefited from promotional campaigns in Japan and the resulting increased adoption of our products into veterinarian treatment protocols. China experienced growth in canine vaccines.

Segment revenues were also favorably impacted by the inclusion of $8 million, or 3%, attributable to an additional two months of revenues from KAH. There was no material foreign exchange impact during this period.

2011 vs. 2010

U.S. operating segment

U.S. segment revenues increased by $275 million, or 20%, in 2011 compared to 2010. Base revenue growth was $89 million, or 7%, of which approximately $65 million in growth came from livestock products and approximately $24 million came from growth in companion animal products.

•

Livestock product revenue growth was in large part due to increased demand for anti-infectives in cattle and swine as a result of new promotional campaigns focused on superior efficacy supported by economic outcomes studies, as well as general growth in the cattle market. Cattle vaccine growth was driven by FDA approvals for new treatment indications. Additionally, the re-launch of Inovocox, a poultry vaccine, contributed to growth.

•

Companion animal product revenue growth was primarily attributable to Rimadyl, an anti-inflammatory, Convenia, a single-injection anti-infective, and canine respiratory vaccines. In addition, we benefited from the full year impact of contracts signed with large veterinary clinic networks during 2010.

Segment revenues were also favorably impacted by the inclusion of $186 million, or 13%, from the acquisition of KAH.

EuAfME operating segment

EuAfME segment revenues increased by $124 million, or 12%, in 2011 compared to 2010. Base revenue growth in the EuAfME operating segment was $31 million, or 3%, of which approximately $13 million in growth came from livestock products and approximately $18 million in growth came from companion animal products. Adverse macroeconomic conditions throughout Western Europe negatively impacted growth rates for both livestock and companion animal product sales.

•

Livestock product revenues were driven by emerging markets, including Turkey, Russia and North Africa, due to strong demand for animal health products used in swine and poultry production. Additionally, growth was driven by Draxxin, a premium anti-infective used in cattle and swine. Livestock product revenues were negatively impacted by $22 million due to the loss of government subsidies of a FDAH product in France, Germany and Spain for the eradication of blue tongue virus in cattle and sheep.

•

Companion animal product revenue growth was primarily driven by increased use of Convenia and Clavamox across the region, and by other anti-infective medicines in Germany, France and emerging markets. Increases in vaccine utilization drove additional growth in the U.K. and emerging markets.

Segment revenues were also favorably impacted by the inclusion of $59 million, or 6%, from the acquisition of KAH. Additionally, revenues were favorably impacted by 3% due to foreign exchange.

CLAR operating segment

CLAR segment revenues increased by $124 million, or 19%, in 2011 compared to 2010. Base revenue growth was $56 million, or 9%, of which approximately $38 million in growth came from livestock products and approximately $18 million in growth came from companion animal products.

•

Livestock product revenue growth was driven by the demand for Improvac/Improvest, a product that reduces boar taint without the need for surgical castration, in Brazil and Colombia. Growth also resulted from the implementation of marketing initiatives in Brazil and Mexico, which increased demand for Draxxin and Lincospectin for cattle and poultry, respectively, across the region.

•	Companion animal product revenue growth was driven by the demand for canine vaccines, primarily in Brazil and other emerging Latin America markets, and demand for parasiticides in Brazil and Canada.

Segment revenues were also favorably impacted by the inclusion of $49 million, or 7%, from the acquisition of KAH and were negatively impacted by government-mandated divestitures in 2011 related to the acquisition of FDAH, which decreased revenues by 1%. Additionally, revenues were favorably impacted by 4% due to foreign exchange.

APAC operating segment

APAC segment revenues increased $128 million, or 25%, in 2011 compared to 2010. Base revenue growth in the APAC operating segment was $63 million, or 12%, of which approximately $38 million in growth came from livestock products and approximately $25 million in growth came from companion animal products.

•

Livestock product revenue growth was broad-based, driven by both developed and emerging markets. Sales organization investments in China and India further accelerated growth in anti-infectives and vaccines in these two countries. Growth also continued in sheep and cattle vaccines in Australia.

•	Companion animal product revenue growth was impacted by broad-based demand for parasiticides, canine vaccines and anti-infectives due to favorable market conditions in developed and emerging markets.

Segment revenues were also favorably impacted by the inclusion of $35 million, or 7%, from the acquisition of KAH and were negatively impacted by government-mandated divestitures in 2011 related to the acquisition of FDAH, which decreased revenues by 2%. Additionally, revenues were favorably impacted by 8% due to foreign exchange.

2010 vs. 2009

U.S. operating segment

U.S. segment revenues increased by $279 million, or 25%, in 2010 compared to 2009. Base revenue growth was $145 million, or 13%, of which approximately $117 million in growth came from livestock products and approximately $28 million came from companion animal products.

•

Livestock product revenue growth was driven by rising beef prices and a strong export market, which resulted in increased utilization of cattle products across all product categories. Increased demand for Draxxin by cattle producers was an additional driver of segment growth.

•

Companion animal product revenue growth was driven by promotional efforts targeted toward veterinarians, which increased demand for vaccines, parasiticides and anti-infectives. Revenues were unfavorably impacted by weakness in pain and sedation medicines due to a one-time supply disruption.

Segment revenues were also favorably impacted by the inclusion of an incremental $147 million, or 13%, from the acquisition of FDAH and were negatively impacted by government-mandated divestitures in 2010 related to the acquisition of FDAH, which decreased revenues by 1%.

EuAfME operating segment

EuAfME segment revenues increased by $140 million, or 16%, in 2010 compared to 2009. Base revenue decline was $9 million, or (1%), of which approximately $10 million of the decline came from livestock products partially offset by a growth of approximately $1 million in companion animal products.

•

Livestock product revenues were unfavorably impacted by weak economic conditions in Western Europe and declining cattle and sheep populations. This was partially offset by growth in emerging markets including Russia, Turkey and North Africa.

•

Companion animal product revenues were favorably impacted by growth in Convenia/Cefovecin primarily in Germany and the U.K. Segment performance also benefited from growth in Mavacoxib, a pain medicine, in Germany, Italy and emerging markets. This was partially offset by macro-economic conditions in Western Europe, which resulted in the contraction of the overall market.

Segment revenues were also favorably impacted by the inclusion of an incremental $229 million, or 26%, from the acquisition of FDAH and were negatively impacted by government-mandated divestitures in 2010 related to the FDAH acquisition, which decreased revenues by 8%. Additionally, revenues were unfavorably impacted by (1%) due to foreign exchange.

CLAR operating segment

CLAR segment revenues increased by $213 million, or 47%, in 2010 compared to 2009. Base revenue growth was $23 million, or 5%, of which approximately $8 million in growth came from livestock products and approximately $15 million in growth came from companion animal products.

•	Livestock product revenue growth was driven by the continued expansion of the domestic and export-oriented cattle market in Brazil.

•

Companion animal product revenue growth was driven by increased sales of canine vaccines and parasiticides, resulting from promotional efforts in Brazil focused on the rapidly growing petcare market. Revenue growth was also driven by increased sales of canine parasiticides in Canada due to an extended flea and tick season.

Segment revenues were also favorably impacted by the inclusion of an incremental $146 million, or 32%, from the acquisition of FDAH. Additionally, revenues were favorably impacted by 10% due to foreign exchange.

APAC operating segment

APAC segment revenues increased by $190 million, or 59%, in 2010 compared to 2009. Base revenue growth in the APAC operating segment was $49 million, or 15%, of which approximately $45 million in growth came from livestock products and approximately $4 million in growth came from companion animal products.

•

Livestock product revenue growth was particularly strong in Australia across all species and product categories. Additionally, emerging market investments in our sales organization and marketing initiatives drove growth in anti-infectives for swine, poultry and cattle. China continued to contribute to segment growth as a result of the continued progression of industrialization of livestock production.

•

Companion animal product revenue growth was primarily driven by increased sales of anti-infectives in Japan and Australia, as well as increased sales of parasiticides in Japan and emerging markets in Asia.

Segment revenues were also favorably impacted by the inclusion of an incremental $118 million, or 36% from the acquisition of FDAH and were negatively impacted by government-mandated divestitures in 2010 related to the acquisition of FDAH, which decreased revenues by 2%. Additionally, revenues were favorably impacted by 10% due to foreign exchange.

Costs and expenses

Cost of sales

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
Cost of sales(a)	$771	$835	(8)	$1,652	$1,444	$1,078	14	34
% of revenues	36%	41%		39%	40%	39%

Certain amounts and percentages may reflect rounding adjustments.

(a)	Allocation of corporate enabling functions was: $1 million and $1 million in the first six months of 2012 and 2011, respectively, and $3 million in 2011, $6 million in 2010 and $0 million in 2009.

Six months ended July 1, 2012 vs. six months ended July 3, 2011

Cost of sales decreased $64 million, or (8%), in the first six months of 2012 compared to the first six months of 2011, primarily as a result of:

•

the non-recurrence of approximately $22 million of incremental purchase accounting charges in 2011 reflecting the fair value adjustments to inventory acquired from KAH that was subsequently sold in 2011;

•	the non-recurrence of a $12 million inventory write-off in 2011 related to suspended sales of 3-Nitro;

•	favorable product mix; and

•	increased operational efficiencies and savings associated with margin improvement initiatives, including plant network optimization, yield improvements and overall cost reductions.

2011 vs. 2010

Cost of sales increased $208 million, or 14%, in 2011 compared to 2010, primarily as a result of:

•

the addition of approximately $200 million in costs associated with KAH products inclusive of incremental purchase accounting charges of $24 million reflecting the fair value adjustments to inventory acquired from KAH that was subsequently sold;

•	base revenue growth; and

•	unfavorable product mix between our legacy portfolio and KAH portfolio;

partially offset by:

•	increased operational efficiencies and savings associated with margin improvement initiatives, including plant network optimization, yield improvements and overall cost reductions.

2010 vs. 2009

Cost of sales increased $366 million, or 34%, in 2010 compared to 2009, primarily as a result of:

•

the addition of approximately $300 million in costs associated with the inclusion of FDAH products, for a full year in 2010 compared to a partial year in 2009 inclusive of purchase accounting charges of $66 million reflecting the fair value adjustments to inventory acquired from FDAH that was subsequently sold; and

•	unfavorable product mix between our legacy portfolio and FDAH portfolio;

partially offset by:

•	increased operational efficiencies and savings associated with margin improvement initiatives, including plant network optimization, yield improvements and overall cost reductions.

Selling, general and administrative expenses

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
Selling, general and administrative expenses(a)	$682	$695	(2)	$1,453	$1,382	$1,066	5	30
% of revenues	32%	34%		34%	39%	39%

Certain amounts and percentages may reflect rounding adjustments.

(a)	Allocation of corporate enabling functions was: $123 million and $133 million in the first six months of 2012 and 2011, respectively, and $268 million in 2011, $260 million in 2010 and $219 million in 2009.

Six months ended July 1, 2012 vs. six months ended July 3, 2011

SG&A expenses decreased by $13 million, or (2%), in the first six months of 2012 compared to the first six months of 2011, primarily as a result of:

•	reductions in costs due to both acquisition-related synergies and cost reduction initiatives, which are partially reflected in the decreased allocation of corporate enabling functions;

partially offset by:

•	the addition of a full quarter of KAH operations.

2011 vs. 2010

SG&A expenses increased $71 million, or 5%, in 2011 compared to 2010, primarily as a result of:

•	the addition of KAH operations eleven months in the U.S. and ten months internationally; and

•	initiatives to increase our direct sales and marketing presence in certain emerging markets;

partially offset by:

•	reductions in costs due to both acquisition-related synergies and cost reduction initiatives.

2010 vs. 2009

SG&A expenses increased $316 million, or 30%, in 2010 compared to 2009, primarily as a result of:

•	the addition of a full year of FDAH operations; and

•	promotional efforts to increase awareness of recently acquired FDAH products;

partially offset by:

•	reductions in costs due to cost reduction initiatives.

Research and development expenses

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
Research and development expenses(a)	$194	$206	(6)	$427	$411	$368	4	12
% of revenues	9%	10%		10%	11%	13%

Certain amounts and percentages may reflect rounding adjustments.

(a)	Allocation of corporate enabling functions was: $28 million and $32 million in the first six months of 2012 and 2011, respectively, and $64 million in 2011, $79 million in 2010 and $72 million in 2009.

Six months ended July 1, 2012 vs. six months ended July 3, 2011

R&D expenses decreased $12 million, or (6%), in the first six months of 2012 compared to the first six months of 2011, primarily as a result of:

•	the timing of project spending; and

•	cost reduction initiatives including a decreased allocation of enabling functions.

2011 vs. 2010

R&D expenses increased $16 million, or 4% in 2011 compared to 2010, primarily as a result of $19 million in accelerated depreciation related to the closing of an R&D facility in the U.K. Also, the incremental $10 million of R&D expenses from the acquisition of KAH and the acquisition of a diagnostics business (in December 2010) contributed to the increase in R&D expenses. These expenses were partially offset by reductions in costs due to acquisition related synergies and cost reduction initiatives.

2010 vs. 2009

R&D expenses increased $43 million, or 12%, in 2010 compared to 2009, primarily as a result of the inclusion of a full year of FDAH R&D costs.

Amortization of intangible assets

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
Amortization of intangible assets	$32	$34	(6)	$69	$58	$33	19	76

Certain amounts and percentages may reflect rounding adjustments.

2011 vs. 2010

Amortization of intangible assets increased $11 million, or 19%, in 2011 compared to 2010, primarily as a result of the addition of finite-lived intangible assets acquired as part of our acquisition of KAH.

2010 vs. 2009

Amortization of intangible assets increased $25 million, or 76%, in 2010 compared to 2009, primarily as a result of a full year of amortization related to the finite-lived intangible assets acquired as part of our acquisition of FDAH.

Restructuring charges and certain acquisition-related costs

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
Restructuring charges and certain acquisition-related costs(a)	$49	$57	(14)	$154	$202	$340	(24)	(41)

Certain amounts and percentages may reflect rounding adjustments.

(a)	Allocation of Restructuring charges and certain acquisition-related costs was: $35 million and $35 million in the first six months of 2012 and 2011, respectively, and $70 million in 2011, $104 million in 2010 and $121 million in 2009.

We have incurred significant direct costs for restructuring and integrating acquired businesses, such as KAH on January 31, 2011 and FDAH on October 15, 2009, among others, and, to a lesser extent, in connection with our ongoing cost reduction/productivity initiatives.

Our acquisition-related costs primarily relate to restructuring charges for employees, assets and activities that will not continue in the combined company. The majority of these charges are termination costs, but we also exited a number of distributor and other contracts and performed some facility rationalization efforts. Our integration costs are generally comprised of consulting costs related to the integration of systems and processes. As our acquired businesses are substantively integrated, we are no longer incurring significant acquisition-related costs.

The costs associated with our cost reduction/productivity initiatives are predominately termination costs associated with plant closings initiated by Pfizer’s manufacturing division. These cost reduction/productivity initiatives are ongoing.

Six months ended July 1, 2012 vs. six months ended July 3, 2011

Restructuring charges and certain acquisition-related costs decreased $8 million, or (14%), primarily as a result of:

•	a net $9 million decrease in employee termination expenses which results from terminations related to acquisitions; and

•	a $9 million decrease in integration costs primarily related to the KAH acquisition;

partially offset by:

•	a $10 million increase in asset impairment charges primarily from the allocation of the impairment of a Pfizer facility.

2011 vs. 2010

Restructuring charges and certain acquisition-related costs decreased $48 million, or (24)%, in 2011 compared to 2010, primarily as a result of lower integration and restructuring costs related to the KAH acquisition in 2011 and the integration and restructuring costs related to FDAH in 2010 as the FDAH acquisition was significantly larger and more complex than the KAH acquisition.

2010 vs. 2009

Restructuring charges and certain acquisition-related costs decreased $138 million, or (41)%, in 2010, compared to 2009, primarily as a result of:

•

a $167 million decrease in restructuring costs related to employee termination costs in 2010 compared to 2009 primarily, due to the higher level of restructuring costs associated with the FDAH acquisition that occurred in 2009; and

•	the non-recurrence of $23 million in allocated FDAH transaction costs recorded in 2009;

partially offset by:

•	a $65 million increase in 2010 integration and exit costs related to the FDAH acquisition.

Other (income)/deductions—net

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
Other (income)/deductions—net	$(10)	$14	*	$84	($93)	$23	*	*

Certain amounts may reflect rounding adjustments.

*	Calculation not meaningful.

Six months ended July 1, 2012 vs. six months ended July 3, 2011

The change in other (income)/deductions—net had a favorable impact of $24 million on net income attributable to Zoetis in the first half of 2012 compared to the first half of 2011, primarily as a result of:

•

a one-time favorable $14 million settlement in the first six months of 2012 regarding an intellectual property matter, as well as a $7 million reversal of environmental related reserves due to a favorable settlement; and

•	lower asset impairment charges of identifiable intangible assets of approximately $6 million. See Notes to Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net.

2011 vs. 2010

The change in other (income)/deductions—net had an unfavorable impact of $177 million on net income attributable to Zoetis in 2011 compared to 2010, primarily as a result of:

•	the non-recurrence of net gains of $104 million on asset disposals included in 2010 on government-mandated divestitures in connection with the acquisition of FDAH; and

•	asset impairment charges of identifiable intangible assets of $69 million. See Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net.

2010 vs. 2009

The change in other (income)/deductions—net had a favorable impact of $116 million on net income attributable to Zoetis in 2010 compared to 2009, primarily as a result of:

•

net gains of $104 million on sales of government-mandated divestitures in connection with the acquisition of FDAH. See Notes to Combined Financial Statements—Note 4D. Acquisitions, Divestitures and Certain Investments: Divestitures; and

•	the incremental impact of royalty related income of $25 million resulting from agreements from FDAH;

partially offset by:

•	the full-year impact of interest expense on allocated long-term debt of Pfizer of $11 million. See Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net.

Provision for taxes on income

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
Provision/(benefit) for taxes on income	$138	$73	89	$146	$67	($47)	118	*
Effective tax rate	32.6%	33.8%		37.1%	37.6%	(31.8%)

Certain	amounts and percentages may reflect rounding adjustments.

*	Calculation not meaningful.

During the first quarter of 2011, a settlement was reached with the U.S. Internal Revenue Service (IRS) with respect to the audits of the Wyeth tax returns for the years 2002 through 2005. The settlement resulted in an income tax benefit to Zoetis of approximately $9.5 million for income tax and interest.

During the fourth quarter of 2010, a settlement was reached with the IRS related to issues Pfizer had appealed with respect to the audits of the Pfizer Inc. tax returns for the years 2002 through 2005, as well as the Pharmacia audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). As a result of settling these audit years, in the fourth quarter of 2010, we reduced our unrecognized tax benefits by approximately $25.5 million and recorded a corresponding tax benefit. The full year 2010 effective tax rate was also favorably impacted by the reversal of $7.9 million of accruals related to interest on these unrecognized tax benefits.

For the six months ended July 1, 2012 and July 3, 2011, see Notes to Unaudited Condensed Combined Financial Statements—Note 5A. Tax Matters: Taxes on Income. For the years ended December 31, 2011, 2010 and 2009, see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income.

Six months ended July 1, 2012 vs. six months ended July 3, 2011

The lower effective tax rate in the first six months of 2012 compared to the first six months of 2011 is primarily due to:

•

the change in the jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions and as a result of operating fluctuations in the normal course of business, the impact of non-deductible items and the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions;

partially offset by:

•

the non-recurrence of the aforementioned approximately $9.5 million reduction in unrecognized tax benefits in 2011, which were recorded as a result of the favorable tax audit settlement pertaining to prior years; and

•	the expiration of the U.S. research and development credit.

2011 vs. 2010

The lower effective tax rate in 2011 compared to 2010 is primarily due to:

•

the change in the jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions and as a result of operating fluctuations in the normal course of business, the impact of non-deductible items and the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions;

•	the aforementioned $9.5 million reduction in unrecognized tax benefits in 2011, which were recorded as a result of the favorable tax audit settlement pertaining to prior years; and

•

the non-recurrence of the write-off of a deferred tax asset of approximately $21.3 million to record the impact of the U.S. healthcare legislation concerning the tax treatment of the Medicare Part D subsidy for retiree prescription drug coverage;

partially offset by:

•

the non-recurrence of the aforementioned $25.5 million reduction in our unrecognized tax benefits and $7.9 million in interest on those unrecognized tax benefits in 2010 resulting from the resolution of certain tax positions which were recorded as a result of the favorable tax audit settlement pertaining to prior years.

2010 vs. 2009

The higher effective tax rate in 2010 compared to 2009 is primarily due to:

•

the write-off of a deferred tax asset of approximately $21.3 million to record the impact of the U.S. healthcare legislation concerning the tax treatment of the Medicare Part D subsidy for retiree prescription drug coverage; and

•

the change in the jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions and as a result of operating fluctuations in the normal course of business, the impact of non-deductible items and the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions;

partially offset by:

•

the aforementioned $25.5 million reduction in our unrecognized tax benefits and $7.9 million in interest on those unrecognized tax benefits in 2010 resulting from the resolution of certain tax positions which were recorded as a result of the favorable tax audit settlement pertaining to prior years.

Adjusted net income

General description of Adjusted net income (a non-GAAP financial measure)

Adjusted net income is an alternative view of performance used by management, and we believe that investors’ understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted net income to portray the results of our major operations, the discovery, development, manufacture and commercialization of animal health medicine and vaccine products, prior to considering certain income statement elements. We have defined Adjusted net income as net income attributable to Zoetis before the impact of purchase accounting adjustments, acquisition-related costs and certain significant items. The Adjusted net income measure is not, and should not be viewed as, a substitute for U.S. GAAP reported net income attributable to Zoetis.

The Adjusted net income measure is an important internal measurement for us. We measure our overall performance on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted net income measure is utilized:

•	senior management receives a monthly analysis of our operating results that is prepared on an Adjusted net income basis;

•	our annual budgets are prepared on an Adjusted net income basis; and

•	other goal setting and performance measurements.

Despite the importance of this measure to management in goal setting and performance measurement, Adjusted net income is a non-GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted net income, unlike U.S. GAAP net income, may not be comparable to the calculation of similar measures of other companies. Adjusted net income is presented to permit investors to more fully understand how management assesses performance.

We also recognize that, as an internal measure of performance, the Adjusted net income measure has limitations, and we do not restrict our performance-management process solely to this metric. A limitation of the Adjusted net income measure is that it provides a view of our operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles, and does not provide a comparable view of our performance to other companies. We also use other specifically tailored tools designed to achieve the highest levels of performance.

Purchase accounting adjustments

Adjusted net income is calculated prior to considering certain significant purchase accounting impacts that result from business combinations and net asset acquisitions. These impacts, primarily associated with the Pharmacia Animal Health business (acquired in 2003), FDAH (acquired in 2009) and KAH (acquired in 2011), include the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, amortization related to the increase in fair value of the acquired finite-lived intangible assets and depreciation related to the increase/decrease in fair value of the acquired fixed assets. Therefore, the Adjusted net income measure includes the revenues earned upon the sale of the acquired products without considering the aforementioned significant charges.

While certain purchase accounting adjustments can occur through 20 or more years, this presentation provides an alternative view of our performance that is used by management to internally assess business performance. We believe the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of our business results by providing a degree of parity to internally developed intangible assets for which R&D costs previously have been expensed.

A completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted net income. These components of Adjusted net income are derived solely from the impact of the items listed above. We have not factored in the impact of any other differences in experience that might have occurred if we had discovered and developed those intangible assets on our own, and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, our R&D costs in total, and in the periods presented, may have been different; our speed to commercialization and resulting revenues, if any, may have been different; or our costs to manufacture may have been different. In addition, our marketing efforts may have been received differently by our customers. As such, in total, there can be no assurance that our Adjusted net income amounts would have been the same as presented had we discovered and developed the acquired intangible assets.

Acquisition-related costs

Adjusted net income is calculated prior to considering transaction, integration, restructuring and additional depreciation costs associated with significant business combinations or net-asset acquisitions because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate certain businesses as a result of the acquisition decision. We have made no adjustments for the resulting synergies.

We believe that viewing income prior to considering these charges provides investors with a useful additional perspective because the significant costs incurred in a business combination result primarily from the need to eliminate duplicate assets, activities or employees––a natural result of acquiring a fully integrated set of activities. For this reason, we believe that the costs incurred to convert disparate systems, to close duplicative facilities or to eliminate duplicate positions (for example, in the context of a business combination) can be viewed differently from those costs incurred in the ordinary course of business.

The integration and restructuring costs associated with a business combination may occur over several years, with the more significant impacts ending within three years of the transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy. For example, due to the regulated nature of the animal health medicines and vaccines business, the closure of excess facilities can take several years, as all manufacturing changes are subject to extensive validation and testing and must be approved by the FDA and/or other regulatory authorities.

Certain significant items

Adjusted net income is calculated prior to considering certain significant items. Certain significant items represent substantive, unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspect of their unusual nature. Unusual, in this context, may represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products that we no longer sell. While not all-inclusive, examples of items that could be included as certain significant items would be a major non-acquisition-related restructuring charge and associated implementation costs for a program that is specific in nature with a defined term, such as those related to our non-acquisition-related cost-reduction and productivity initiatives; amounts related to disposals of products or facilities that do not qualify as discontinued operations as defined by U.S. GAAP; certain intangible asset impairments; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation; or charges related to legal matters. For the six months ended July 1, 2012 and July 3, 2011, see Notes to Unaudited Condensed Combined Financial Statements—Note 10. Segment, Geographic and Revenue Information. For the years ended December 31, 2011, 2010 and 2009, see Notes to Combined Financial Statements—Note 16. Segment, Geographic and Revenue Information. Our normal, ongoing defense costs or settlements of and accruals on legal matters made in the normal course of our business would not be considered certain significant items.

Reconciliation

A reconciliation of net income attributable to Zoetis, as reported under U.S. GAAP, to Adjusted net income follows:

	Six Months Ended		Year Ended December 31,
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	2011	2010	2009
Reported net income attributable to Zoetis	$284	$142	$245	$110	$(100)
Purchase accounting adjustments—net of tax	17	35	55	103	27
Acquisition-related costs—net of tax	19	37	78	145	168
Certain significant items—net of tax	8	21	125	(83)	94

Adjusted net income(a)(b)	$328	$235	$503	$275	$189

(a)	The effective tax rates on Adjusted net income were 33.5% and 33.1% in the first six months of 2012 and 2011, respectively. The higher effective tax rate in the first six months of 2012 is due to the non-recurrence of approximately $9.5 million reduction in unrecognized tax benefits in 2011, which were recorded as a result of a favorable tax audit settlement pertaining to prior years and the expiration of the U.S. research and development credit; partially offset by the change in the jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions and as a result of operating fluctuations in the normal course of business, the impact of non-deductible items and the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions. The effective tax rates on adjusted income were 34.3%, 39.9% and 36.5% for full year 2011, 2010 and 2009, respectively. The lower effective tax rate for the full year 2011 is primarily due to a reduction in unrecognized tax benefits in 2011, which were recorded as a result of a favorable tax audit settlement pertaining to prior years, the non-recurrence of the write-off of a deferred tax asset to record the impact of the U.S. healthcare legislation concerning the tax treatment of the Medicare Part D subsidy for retiree prescription drug coverage, as well as the change in the jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions and as a result of operating fluctuations in the normal course of business, the impact of non-deductible items and the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions.
(b)	Adjusted net income includes the following charges for each of the periods presented:

	Six Months Ended		Year Ended December 31,
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	2011	2010	2009
Interest	$16	$18	$36	$37	$26
Taxes	166	117	264	183	108
Depreciation	52	52	95	86	42
Amortization	10	10	20	19	17

Adjusted net income, as shown above, excludes the following items:

	Six Months Ended		Year Ended December 31,
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	2011	2010	2009
Purchase accounting adjustments:
Amortization and depreciation(a)	$24	$24	$48	$41	$16
Cost of sales, primarily related to fair value adjustments of acquired inventory(b)	2	28	34	107	24

Total purchase accounting adjustments, pre-tax	26	52	82	148	40
Income taxes(k)	9	17	27	45	13

Total purchase accounting adjustments—net of tax	17	35	55	103	27

Acquisition-related costs(c):
Transaction costs(d)	—	1	2	1	23
Integration costs(d)	21	30	71	92	46
Restructuring charges(d)	3	23	41	107	178
Additional depreciation—asset restructuring	5	—	8	17	—

Total acquisition-related costs, pre-tax	29	54	122	217	247
Income taxes(k)	10	17	44	72	79

Total acquisition-related costs—net of tax	19	37	78	145	168

Certain significant items(e):
Restructuring charges(f)	25	3	40	2	93
Implementation costs and additional depreciation—asset restructuring(g)	11	7	22	—	66
Certain asset impairment charges(h)	—	9	69	—	—
Inventory write-off	—	12	12	13	—
Net gains on sale of assets(i)	—	—	—	(104)	(2)
Other(j)	(19)	—	29	5	—

Total certain significant items, pre-tax	17	31	172	(84)	157
Income taxes(k)	9	10	47	(1)	63

Total certain significant items—net of tax	8	21	125	(83)	94

Total purchase accounting adjustments, acquisition-related costs, and certain significant items—net of tax	$44	$93	$258	$165	$289

Certain amounts and percentages may reflect rounding adjustments.

(a)	Amortization and depreciation expense related to purchase accounting adjustments with respect to identifiable intangible assets and property, plant and equipment were distributed as follows in the first six months of 2012, in the first six months of 2011, and in 2011, 2010 and 2009, respectively: $25 million, $24 million, $49 million, $41 million and $17 million in Amortization of intangible assets; $0 million, $0 million, $1 million, $0 million and $0 million in Research and development expenses; $1 million income, $0 million, $2 million income, $0 million, $1 million income in Selling, general and administrative expenses.
(b)	Amortization and depreciation expense related to purchase accounting adjustments with respect to property, plant and equipment included in Cost of sales is $2 million, $6 million, $10 million, $22 million and $5 million in the first six months of 2012, in the first six months of 2011 and in 2011, 2010 and 2009 respectively.
(c)	Acquisition-related costs were distributed as follows in the first six months of 2012, in the first six months of 2011, and in 2011, 2010 and 2009, respectively: $5 million, $0 million, $6 million, $0 million and $0 million in Cost of sales; $0 million, $1 million, $3 million, $17 million and $0 million in Selling, general and administrative expenses; $0 million, $1 million income, $1 million income, $0 million and $0 million in Other (income)/deductions—net; $24 million, $54 million, $114 million, $200 million and $247 million in Restructuring charges and certain acquisition related costs.

(d)	Included in Restructuring charges and certain acquisition-related costs. For the six months ended July 1, 2012 and July 3, 2011, see Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives. For the years ended December 31, 2011, 2010 and 2009, see Notes to Combined Financial Statements—Note 5. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives.
(e)	Certain significant items were distributed as follows in the first six months of 2012, in the first six months of 2011, and in 2011, 2010 and 2009, respectively: $6 million income, $12 million, $31 million, $19 million and $53 million in Cost of sales; $1 million, $0 million, $5 million, $0 million and $10 million in Selling, general and administrative expenses; $10 million, $7 million, $19 million, $0 million and $3 million in Research and development expenses; $14 million income, $9 million, $77 million, $105 million income and $2 million income in Other (income)/deductions—net; $26 million, $3 million, $40 million, $2 million and $93 million in Restructuring charges and certain acquisition-related costs.
(f)	Represents restructuring charges incurred for our cost-reduction/productivity initiatives. Included in Restructuring charges and certain acquisition-related costs. For the six months ended July 1, 2012 and July 3, 2011, see Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives. For the years ended December 31, 2011, 2010 and 2009, see Notes to Combined Financial Statements—Note 5. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives.
(g)	Amounts primarily relate to our cost-reduction/productivity initiatives. For the six months ended July 1, 2012 and July 3, 2011, see Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives. For the years ended December 31, 2011, 2010 and 2009, see Notes to Combined Financial Statements—Note 5. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives.
(h)	Included in Other (income)/deductions—net. For the six months ended July 1, 2012 and July 3, 2011, see Notes to Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net. For the three years ended December 31, 2011, 2010 and 2009, see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net.
(i)	Included in Other (income)/deductions—net. See Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net for more information.
(j)	In the six months ended July 1, 2012, certain significant items included: (i) income related to a favorable legal settlement for an intellectual property matter of $14 million. See Notes to Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net; and (ii) $5 million income due to a change in estimate related to transitional manufacturing purchase agreements associated with divestitures. For the years ended December 31, 2011 and 2010, significantly all reflected charges are related to transitional manufacturing purchase agreements associated with divestitures. See Notes to Combined Financial Statements—Note 4D. Acquisitions, Divestitures and Certain Investments: Divestitures.
(k)	Included in Provision/(benefit) for taxes on income/(loss). Income taxes includes the tax effect of the associated pre-tax amounts, calculated by determining the jurisdictional location of the pre-tax amounts and applying that jurisdiction’s applicable tax rate. In addition, income taxes for Certain significant items in the full year 2010 includes a $33 million tax benefit recorded in the fourth quarter, as a result of settlements of certain audits. For the three years ended December 31, 2011, 2010 and 2009, see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income.

Analysis of the combined statements of comprehensive income/(loss)

Discussion of changes

Virtually all changes in other comprehensive income for all periods presented are related to foreign currency translation adjustments. These changes result from the strengthening or weakening of the U.S. dollar as compared to the currencies in the countries, in which we do business. The gains and losses associated with these changes are deferred on the balance sheet in Accumulated other comprehensive loss until realized.

Analysis of the combined balance sheets

Discussion of changes

July 1, 2012 vs. December 31, 2011

For Inventories, the change reflects an inventory build to meet anticipated demand.

December 31, 2011 vs. December 31, 2010

Virtually all changes in our assets and liabilities as of December 31, 2011 compared to December 31, 2010 reflect, among other things, increases associated with our acquisition of KAH. See Notes to Combined Financial Statements—Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health.

For information about certain of our financial assets and liabilities, including Cash and cash equivalents, Accounts receivable, less allowance for doubtful accounts, Current portion of allocated long-term debt and Allocated long-term debt, see “—Analysis of financial condition, liquidity and capital resources” below. In addition, changes in Current portion of allocated long-term debt, and Allocated long-term debt reflects scheduled principal payments as well as the call on December 31, 2011 of a senior unsecured note due in March 2012.

For Accounts receivable, less allowance for doubtful accounts, the change also reflects an increase due to increased sales at the end of 2011, as compared to the end of 2010.

For Goodwill, the change also reflects the goodwill recorded as a result of the formation of the Jilin Pfizer Guoyuan joint venture. See Notes to Combined Financial Statements—Note 4E. Acquisitions, Divestitures and Certain Investments: Certain Investments.

For Identifiable intangible assets, less accumulated amortization, the change also includes the impact of impairments of certain assets. See Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net.

For Allocated long-term debt, the change reflects a call on December 31, 2011 of a Pfizer senior unsecured note due in March 2012.

Analysis of the combined statements of cash flows

	Six Months Ended		% Change	Year Ended December 31,			% Change
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011	12/11	2011	2010	2009	11/10	10/09
Cash provided by/(used in):
Operating activities	$70	$202	(65)	$497	$254	$98	96	159
Investing activities	(59)	(403)	*	(449)	(9)	(1,821)	*	*
Financing activities	18	250	(93)	(30)	(277)	1,823	*	*
Effect of exchange-rate changes on cash and cash equivalents	(2)	1	*	(2)	(4)	(7)	*	*

Net increase/(decrease) in cash and cash equivalents	$27	$50	(46)	$16	$(36)	$93	*	*

Certain amounts and percentages may reflect rounding adjustments.

*	Calculation not meaningful.

Operating activities

Six months ended July 1, 2012 vs. six months ended July 3, 2011

Our net cash provided by operating activities was $70 million in the first six months of 2012 compared to $202 million in the first six months of 2011. This decrease in operating cash flows was primarily attributable to:

•	the timing of the production of certain products, which are produced only once a year; and

•	the timing of receipts and payments in the ordinary course of business.

2011 vs. 2010

Our net cash provided by operating activities was $497 million in 2011 compared to $254 million in 2010. The increase in operating cash flows was primarily attributable to:

•	the inclusion of operating cash flows from KAH acquired on January 31, 2011; and

•	the timing of receipts and payments in the ordinary course of business.

2010 vs. 2009

Our net cash provided in operating activities was $254 million in 2010 compared to $98 million in 2009. The increase in operating cash flows was primarily attributable to:

•	the inclusion of a full year of operating cash flows from FDAH acquired on October 15, 2009; and

•	the timing of receipts and payments in the ordinary course of business.

Investing activities

Six months ended July 1, 2012 vs. six months ended July 3, 2011

Our net cash used in investing activities was $59 million in the first six months of 2012 compared to $403 million in the first six months of 2011. In the first six months of 2011, we acquired KAH for $345 million in cash. See Notes to Combined Financial Statements—Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health.

2011 vs. 2010

Our net cash used in investing activities was $449 million in 2011 compared to $9 million in 2010. The increase in net cash used by investing activities was primarily attributable to:

•	net cash of $345 million paid for the acquisition of KAH; and

•	higher 2010 proceeds of $169 million from sales of assets.

See Notes to Combined Financial Statements—Note 4. Acquisitions, Divestitures and Certain Investments.

2010 vs. 2009

Our net cash used in investing activities was $9 million in 2010 compared to $1.8 billion in 2009. The decrease in net cash used by investing activities was primarily attributable to:

•	net cash of $2.3 billion paid in 2009 for the acquisition of FDAH;

partially offset by:

•	lower cash proceeds of $369 million from the sale of assets.

See Notes to Combined Financial Statements—Note 4B. Acquisitions, Divestitures and Certain Investments: Acquisition of Fort Dodge Animal Health.

Financing activities

Six months ended July 1, 2012 vs. six months ended July 3, 2011

Our net cash provided by financing activities was $18 million in the first six months 2012 compared to $250 million in the first six months of 2011. The decrease in net cash provided by financing activities was attributable to a decrease in financing activities with Pfizer.

2011 vs. 2010

Our net cash used in financing activities was $30 million in 2011 compared to $277 million in 2010. The decrease in net cash used in 2011 was primarily attributable to:

•	an increase in our financing activities with Pfizer of $596 million primarily related to the acquisition of KAH in 2011;

partially offset by:

•	an allocation of principal payments of long-term debt of $143 million; and

•	an increase in dividends paid of $209 million.

2010 vs. 2009

Our net cash used in financing activities was $277 million in 2010 compared to cash provided by financing activities of $1.8 billion in 2009. The decrease in net cash provided by financing activities was primarily attributable to:

•	proceeds of $719 million in 2009 from allocated long-term debt from Pfizer;

•	a decrease of $1.3 billion in our financing activities with Pfizer related to the acquisition of FDAH in 2009; and

•	an increase in dividends paid of $106 million.

Analysis of financial condition, liquidity and capital resources

While we believe our cash on hand, our operating cash flows and our anticipated financing arrangements will be sufficient to support our future cash needs, we can provide no assurance that our liquidity and capital resources will meet future funding requirements. Risks to our meeting future funding requirements include global economic conditions described in the following paragraph.

The global financial markets recently have undergone and may continue to experience significant volatility and disruption. The timing and sustainability of an economic recovery is uncertain and additional macroeconomic, business and financial disruptions may arise. As markets change, we will continue to monitor our liquidity position, and there can be no assurance that the challenging economic environment or a further economic downturn would not impact our liquidity or our ability to obtain future financing.

Selected measures of liquidity and capital resources

Certain relevant measures of our liquidity and capital resources follow:

	Six Months Ended	As of December 31,
(MILLIONS OF DOLLARS)	July 1, 2012	2011	2010
Cash and debt
Cash and cash equivalents	$106	$79	$63
Current portion of allocated long-term debt	—	—	38
Allocated long-term debt	573	575	673
Accounts receivable, less allowance for doubtful accounts: 2011—$29 and 2010—$26	889	871	773
Working capital	1,736	1,468	1,308
Ratio of current assets to current liabilities	3.34:1	2.74:1	2.62:1

Certain amounts may reflect rounding adjustments.

We participate in Pfizer’s centralized cash management system, and generally all of our excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. The cash and cash equivalents presented here are amounts recorded on legal entities that are dedicated to Zoetis.

The combined financial statements include an allocation of long-term debt from Pfizer that was issued to partially finance the acquisition of Wyeth (including FDAH). The debt has been allocated on a pro-rata basis using the deemed acquisition cost of FDAH as a percentage of the total acquisition cost of Wyeth. No other allocations of debt have been made as none are specifically related to our operations.

For additional information about the sources and uses of our funds, see “—Analysis of the combined balance sheets” and “—Analysis of the combined statements of cash flows.”

Accounts receivable are usually collected over a period of 60 to 90 days. In both 2011 and 2010, we have achieved an overall reduction in the number of days that accounts receivables are outstanding. We regularly monitor our accounts receivable for collectability, particularly in markets where economic conditions remain uncertain. We believe that our allowance for doubtful accounts is appropriate. Our assessment is based on such factors as past due history, historical and expected collection patterns, the financial condition of our customers, the robust nature of our credit and collection practices and the economic environment.

Contractual obligations

Payments due under contractual obligations as of December 31, 2011 set forth below:

	Total	Years
(MILLIONS OF DOLLARS)		2012	2013- 2014	2015- 2016	Thereafter
Allocated long-term debt, including allocated interest obligations(a)	$1,040	$31	$135	$312	$562
Other long-term liabilities reflected on our combined balance sheet under U.S. GAAP(b)	10	2	2	2	4
Operating lease commitments	62	16	21	11	14
Purchase obligations and other(c)	202	68	65	21	48
Uncertain tax positions(d)	$—	$—	$—	$—	$—

Certain amounts may reflect rounding adjustments.

(a)	Allocated long-term debt obligations include both expected principal and interest obligations of Pfizer that have been allocated to Zoetis in the combined financial statements. The allocated debt is comprised of U.S. dollar and foreign currency denominated senior unsecured notes issued by Pfizer to partially finance the acquisition of FDAH. Our calculations of expected interest payments incorporate only current period assumptions for interest rates, foreign currency translation rates and Pfizer hedging strategies, see Notes to Combined Financial Statements—Note 9D. Financial Instruments: Allocated Long-Term Debt.
(b)	Includes expected payments relating to our future benefit payments net of plan assets (included in determination of the projected benefit obligation) for pension plans that are primarily dedicated to Zoetis employees in the Netherlands, Germany, India, the Philippines and Korea. Excludes approximately $120 million of liabilities related to employee terminations, legal and environmental contingencies and other matters, most of which do not represent contractual obligations. See Notes to Combined Financial Statements—Note 5. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives and Note 15. Commitments and Contingencies.
(c)	Includes agreements to purchase goods and services that are enforceable and legally binding and includes amounts relating to advertising, information technology services, employee benefit administration services, and potential milestone payments deemed reasonably likely to occur.
(d)	Except for amounts reflected in Income taxes payable, we are unable to predict the timing of tax settlements, as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

The table above excludes amounts for potential milestone payments unless the payments are deemed reasonably likely to occur. Payments under these agreements generally become due and payable only upon the achievement of certain development, regulatory and/or commercialization milestones, which may span several years and/or which may never occur. Our historical contractual obligations in the table above are not necessarily indicative of our contractual obligations in the future as a standalone public company.

Off-balance sheet arrangements

We do not currently use off balance sheet derivative financial instruments to hedge interest rate exposure nor do we maintain any other off balance sheet arrangements for the purpose of credit enhancement, hedging transactions or other financial or investment purposes.

In the ordinary course of business and in connection with the sale of assets and businesses, we may indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters, and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2011 or July 1, 2012, recorded amounts for the estimated fair value of these indemnifications are not significant.

New accounting standards

For discussion of our new accounting standards, see Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: New Accounting Standards.

Significant accounting policies and application of critical accounting estimates

In presenting our financial statements in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

We believe that the following accounting policies are critical to an understanding of our combined financial statements as they require the application of the most difficult, subjective and complex judgments and, therefore, could have the greatest impact on our financial statements: (i) acquisitions and fair value; (ii) revenues; (iii) impairment reviews—long-lived assets; (iv) intangible assets other than goodwill; and (v) goodwill.

Below are some of our more critical accounting estimates.

For more information regarding our significant accounting policies, estimates and assumptions, see Notes to Combined Financial Statements—Note 3. Significant Accounting Policies.

Acquisitions and fair value

For a discussion about the application of fair value to our recent acquisitions, see Notes to Combined Financial Statements—Note 4. Acquisitions, Divestitures and Certain Investments.

For a discussion about the application of fair value to our allocated long-term debt, see Notes to Combined Financial Statements—Note 9D. Financial Instruments: Allocated Long-Term Debt.

For a discussion about the application of fair value to our asset impairment reviews, see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net and Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net.

Revenues

Our gross product revenues are subject to deductions that are generally estimated and recorded in the same period that the revenues are recognized and primarily represent sales returns and revenue incentives. For example:

•

for sales returns, we perform calculations in each market that incorporate the following, as appropriate: local returns policies and practices; returns as a percentage of revenues; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, product recalls, discontinuation of products or a changing competitive environment; and

•	for revenue incentives, we use our historical experience with similar incentives programs to estimate the impact of such programs on revenues.

If any of our ratios, factors, assessments, experiences or judgments are not indicative or accurate predictors of our future experience, our results could be materially affected. Although the amounts recorded for these revenue deductions are heavily dependent on estimates and assumptions, historically our adjustments to actual results have not been material. The sensitivity of our estimates can vary by program, type of customer and geographic location.

Amounts recorded for revenue deductions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For further information about the risks associated with estimates and assumptions, see Notes to Combined Financial Statements—Note 3B. Significant Accounting Policies: Estimates and Assumptions.

Impairment reviews––long-lived assets

We review all of our long-lived assets for impairment indicators throughout the year and we perform detailed testing whenever impairment indicators are present. In addition, we perform detailed impairment testing for goodwill and indefinite-lived assets at least annually. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.

Our impairment review processes are described in Notes to Combined Financial Statements—Note 3J. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets and, for deferred tax assets, in Note 3M. Significant Accounting Policies: Deferred Tax Assets and Liabilities and Income Tax Contingencies.

Examples of events or circumstances that may be indicative of impairment include:

•

a significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the regulatory authorities could affect our ability to manufacture or sell a product.

•

a projection or forecast that demonstrates losses or reduced profits associated with an asset. This could result, for example, from the introduction of a competitor’s product that results in a significant loss of market share or the inability to achieve the previously projected revenue growth, or from the lack of acceptance of a product by customers.

Our impairment reviews of most of our long-lived assets depend heavily on the determination of fair value, as defined by U.S. GAAP, and these judgments can materially impact our results of operations. A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Notes to Combined Financial Statements—Note 3B. Significant Accounting Policies: Estimates and Assumptions.

Intangible assets other than goodwill—impairment discussion

As a result of our intangible asset impairment review work, described in detail below, we recognized a number of impairments of identifiable intangible assets other than goodwill.

We recorded the following identifiable intangible asset impairment charges in Other (income)/deductions—net:

•

In first half 2012, the asset impairment charges include (i) approximately $2 million of finite-lived companion animal developed technology rights; and (ii) approximately $1 million of finite-lived trademarks related to genetic testing services. The intangible asset impairment charges for 2012 reflect, among other things, the loss of revenues as a result of negative market conditions.

•

In 2011, the asset impairment charges include: (i) approximately $30 million of finite-lived intangible assets related to parasiticides technology as a result of declining gross margins and increased competition; (ii) approximately $12 million of finite-lived intangible assets related to equine influenza and tetanus technology due to third-party supply issues; (iii) approximately $10 million of finite-lived intangible assets related to genetic testing services that did not find consumer acceptance; and (iv) approximately $17 million related to IPR&D projects (acquired from Vetnex in 2010 and from FDAH in 2009), as a result of the termination of the development programs due to a re-assessment of their economic viability.

•

In 2009, the asset impairment charges include: (i) approximately $3 million write-off related to an equine licensing arrangement, which was required to be surrendered in connection with Pfizer’s acquisition of Wyeth; and (ii) approximately $2 million write-off of finite-lived intangible assets related to a canine product that could not find consumer acceptance.

For a description of our accounting policy, see Notes to Combined Financial Statements—Note 3J. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

When we are required to determine the fair value of intangible assets other than goodwill, we use an income approach, specifically the multi-period excess earnings method, also known as the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the asset, which includes the application of a terminal value for indefinite-lived assets, and then we apply an asset-specific discount rate to arrive at a net present value. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections, the impact of technological risk associated with IPR&D assets, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

While all identifiable intangible assets can be impacted by events and thus lead to impairment, in general, identifiable intangible assets that are at the highest risk of impairment include IPR&D assets and newly acquired or recently impaired indefinite-lived brand assets. IPR&D assets are higher-risk assets, because R&D is an inherently risky activity. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment because the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact our ability to recover the carrying value and can result in an impairment charge.

Goodwill—impairment discussion

As a result of our goodwill impairment review work, described in detail below, we concluded that none of our goodwill is impaired as of December 31, 2011 and July 1, 2012, and we do not believe the risk of impairment is significant at this time.

For a description of our accounting policy, see Notes to Combined Financial Statements—Note 3J. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

In determining the fair value of each reporting unit, the income approach was used. The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, the method that we use is the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then we apply a reporting unit-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of technological risk and competitive, legal and/or regulatory forces on the projections, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

While all reporting units can confront events and circumstances that can lead to impairment, we do not believe that the risk of goodwill impairment for any of our reporting units is significant at this time.

For all of our reporting units, there are a number of future events and factors that may impact future results and that could potentially have an impact on the outcome of subsequent goodwill impairment testing. For a list of these factors, see “—Factors affecting our performance.”

Contingencies

Legal matters

We are subject to numerous contingencies arising in the ordinary course of business, such as product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, patent litigation and government investigations. See Notes to Combined Financial Statements—Note 15A. Commitments and Contingencies: Legal Proceedings and see Unaudited Condensed Combined Financial Statements—Note 9A. Commitments and Contingencies: Legal Proceedings.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, and/or criminal charges, which could be substantial.

We believe that we have strong defenses in these types of matters, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Tax matters

We account for income tax contingencies using a benefit recognition model. See Notes to Combined Financial Statements—Note 3M. Significant Accounting Policies: Deferred Tax Assets and Liabilities and Income Tax Contingencies. If our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit if: (i) there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) the statute of limitations expires; or (iii) there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, and changes in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the “more-likely-than-not” standard.

Our assessments concerning uncertain tax positions are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant. See Notes to Unaudited Condensed Combined Financial Statements—Note 5B. Tax Matters: Tax Contingencies and Notes to Combined Statements—Note 7C. Tax Matters: Tax Contingencies.

Qualitative and quantitative disclosures about market risk

Foreign exchange risk

A significant portion of our revenues and costs are exposed to changes in foreign exchange rates. Our primary net foreign currency translation exposures are the euro, Brazilian real and Australian dollar. As a business unit of Pfizer and under Pfizer’s risk management umbrella, we seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities.

Industry

Overview

The animal health industry, which focuses on both livestock and companion animals, is a growing industry that impacts billions of people worldwide. The demand for animal protein to feed the world continues to increase, even as arable land, fresh water and other natural resources important to global animal protein production become more scarce. In addition, threats to human health associated with livestock are of growing concern to consumers, livestock producers and regulators. Therefore, increasing the efficiency of livestock production and keeping herds and flocks free from disease, including through the use of medicines and vaccines, is a key market need. Growth in the companion animal products category is driven by economic development and related increases in disposable income, increasing pet ownership and companion animals living longer. Therefore, increasing medical treatment of companion animals and advances in animal health medicines and vaccines, is a key market need. Pet ownership continues to be popular, with approximately 62% of households in the United States having at least one pet, according to the American Pet Products Association, or APPA.

Broadly defined, as measured by revenues, the approximately $100 billion animal health industry includes all products and services, other than livestock feed and pet food, that promote livestock productivity and health and companion animal health, such as medicines and vaccines, diagnostics, medical devices, pet supplies, nutritional supplements, veterinary services and other related services. Within this broad market, medicines and vaccines, our core area of operation, represented a global market of $22 billion, as measured by 2011 revenues, grew at a CAGR of 6% between 2006 and 2011 and, excluding the impact of foreign exchange, is projected to grow at a CAGR of 6% per year between 2011 and 2016, according to Vetnosis.

Zoetis is a global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines, with a focus on both livestock and companion animals. According to Vetnosis, as measured by revenues in 2011, we are the largest business in the animal health medicines and vaccines business, and we are the market leader in all of the major regions in which we operate, with the exception of Western Europe, where we hold the number two position. Following this offering, we expect that we will be the largest standalone company exclusively focused on animal health medicines and vaccines.

Our business is diversified across many regions, species and product categories. Our products are sold in more than 120 countries, including developed markets and emerging markets, and our products are primarily used in eight different types of animals, which we refer to as species.

We believe we have the largest and most customer-focused sales organization in the industry and a reputation for providing value-added products, high-quality manufacturing and reliability of supply, with high brand recognition and strong brand loyalty. We have a track record of developing products that meet the needs of our customers, and we believe we are a leader in animal health R&D. From 2004 to 2011, we obtained approximately one-fourth of all animal health medicine approvals granted by the FDA, and approximately one-fifth of all animal health vaccine approvals granted by the USDA. We believe these strengths are important drivers of our leadership in the animal health industry.

2011 revenues for top animal health businesses, in millions

Sources: Zoetis combined financial statements for Zoetis revenues and Vetnosis for other animal health businesses’ revenues.

Livestock

The primary livestock species for the production of animal protein are cattle (both beef and dairy), swine, poultry, sheep and fish. Livestock health and production are essential to meeting the growing demand for animal protein of a global population that is increasing in size and standard of living, particularly in many emerging markets. As part of the global ecosystem, livestock health is critical to assuring a safe, sustainable global food supply and reducing the outbreak of infectious disease in both humans and animals. The livestock medicines and vaccines sector represented $13.1 billion of sales in 2011, or 60% of the total animal health medicines and vaccines market. This sector grew at a CAGR of 7% between 2006 and 2011 and, excluding the impact of foreign exchange, is projected to grow at a CAGR of 6% per year between 2011 and 2016, according to Vetnosis.

Factors influencing growth in demand for livestock medicines and vaccines include:

•	human population growth and increasing standards of living, particularly in many emerging markets;

•	consequently increasing demand for improved nutrition, particularly animal protein;

•

natural resource constraints, such as scarcity of arable land, fresh water and increased competition for cultivated land, resulting in fewer resources that will be available to meet this increased demand for animal protein; and

•	increased focus on food safety.

These and other factors have increased the demand for animal protein and the need for greater livestock production efficiency. The global population continues to grow in both size and standard of living, with people consuming an increasing amount of animal protein and dairy per capita. Recent projections by the United Nations suggest that the world will add over two billion people by 2050, mostly in developing countries.

Since the early 1960s, per capita consumption of milk in certain developed markets has almost doubled, meat consumption has more than tripled, and egg consumption has increased fivefold, according to the Food and

Agriculture Organization of the United Nations, or the FAO. Current per capita consumption of animal protein and dairy products in emerging markets, including China, are a fraction of the consumption levels in developed markets. When coupled with increasing pressures on natural resources, this rising animal protein demand must be met more efficiently, using fewer production resources.

Animal health medicines and vaccines have contributed to improvements in production efficiency over the last 50 years by improving feed conversion ratios, production yields and cycle times and by reducing disease in animals. We believe that improvements in production efficiency will continue to depend on effective animal health products, such as vaccines to protect herds from disease, medicines to treat diseases and limit their spread and automated high-throughput devices, such as those used to vaccinate poultry eggs. Because of this dependence, we believe that animal health medicines and vaccines will continue to be among the most important tools used by livestock producers to meet their productivity imperative.

Livestock producers are exposed to (a) commodity price fluctuations, such as livestock feed prices, (b) the market price for animal protein products and (c) changes in the regulatory environment. Additionally, diseases in herds and flocks are a significant threat to livestock producer economics. The cost to livestock producers of animal health medicines and vaccines is small relative to other livestock production costs, including feed, and animal health medicines and vaccines help protect producers’ investments by treating and preventing diseases in herds and flocks before they become widespread, thus improving economic outcomes for producers. As a result, demand for animal health medicines and vaccines has typically been more stable than demand for other production inputs.

Threats to human health associated with the livestock industry are of growing concern to consumers, livestock producers and regulators and are another key area of concern that animal health medicines and vaccines help to address. These threats come in two basic forms—zoonotic diseases and foodborne illnesses.

Zoonotic diseases are diseases that can be transmitted between animals and humans, including potentially pandemic viruses, such as influenza, as well as infectious diseases, such as rabies, brucellosis and anthrax. Approximately 75% of the new diseases that have affected humans over the past ten years have been caused by zoonotic pathogens originating from animals or from products of animal origin, according to the FAO. Products that address the risk of zoonotic diseases include vaccines that protect animals against Lyme disease or rabies and parasiticides that kill intestinal parasites in animals, such as roundworms or hookworms.

Foodborne illness can arise from disease agents or contaminants that enter the food chain during the production and processing of animal-based foods. The Centers for Disease Control and Prevention estimates that approximately one in six Americans suffers from foodborne diseases each year. Products that help address the risk of foodborne illnesses include anti-infectives, such as those used to treat salmonella or E. coli infections in animals, and vaccines, such as those used to prevent salmonella in poultry. In the United States, outbreaks of foodborne illnesses linked to animal sources are estimated to create a loss of more than $8 billion per year due to illness, deaths and lost productivity, according to the FAO.

Companion animals

The primary companion animal species are dogs, cats and horses. Industry sources indicate that companion animals improve the physical and emotional well-being of pet owners. Pet ownership and spending per pet are increasing globally, and industry sources report that pet owners indicate a preference for reducing spending on other aspects of their lifestyle, including entertainment, clothing and household goods, before reducing spending on petcare. The companion animal medicines and vaccines sector represented $8.9 billion of sales in 2011, or 40% of the total animal health medicines and vaccines market. This sector grew at a CAGR of 6% between 2006 and 2011 and, excluding the impact of foreign exchange, is projected to grow at a CAGR of 5% per year between 2011 and 2016, according to Vetnosis.

Factors influencing growth in demand for companion animal medicines and vaccines include:

•	economic development and related increases in disposable income, particularly in many emerging markets;

•	increasing pet ownership; and

•	companion animals living longer, increasing medical treatment of companion animals and advances in companion animal medicines and vaccines.

Approximately 78% of dog owners in the United States gave their dog(s) medications in 2010 as compared to 50% in 1998, and approximately 47% of cat owners in the United States treated their cat(s) with medications in 2010 as compared to 31% in 1998, according to the APPA. Further, economic development in many emerging markets is driving significant growth in pet ownership and spending in many of those markets. For example, pet ownership in Latin America (including Argentina, Brazil, Chile, Colombia, Mexico, and Venezuela) grew at a CAGR of 3% between 2007 and 2012, according to Euromonitor International data as of June 2012. Pet spending, which includes spending on pet food and non-prescription pet products, grew at a CAGR of 3% in the United States and a CAGR of 14% in Latin America between 2007 and 2012, according to Euromonitor International data as of June 2012.

The companion animal sector has been experiencing the use of more aggressive and expensive medical interventions, including an increase in the use of medicines and vaccines. Companion animal medicines and vaccines improve the quality of and extend the life of pets and help veterinarians achieve better medical outcomes. Advances in medicines and vaccines have created new opportunities for chronic care in pets for diseases associated with old age, such as dermatological infections, cardiovascular diseases, osteoarthritis and cancer. In addition, animal health medicines and vaccines businesses can increase convenience and compliance for pet owners by introducing medicines and vaccines with simplified dosage forms and delivery mechanisms.

Animal health industry distinctions from human health industry

The business of developing and marketing animal health medicines and vaccines shares a number of characteristics with the business of developing medicines and vaccines for human health. These similarities include complex and regulated product manufacturing, products that must be proven efficacious and safe in clinical trials to be approved by regulators, a reliance on new product development through R&D and products that are marketed based on labeled claims regarding impacts on health. However, there are also significant differences between the animal health medicines and vaccines and human health businesses, including:

•	animal health generally has faster, less expensive and more predictable R&D processes as well as more sustainable R&D pipelines;

•	animal health businesses often have more diversified product portfolios;

•	animal health sales representatives have better access to customer decision makers and generally spend more time with a customer on a sales visit;

•	animal health primarily has a self-pay nature; and

•	animal health products have less generic competition and higher brand loyalty.

R&D is faster, less expensive and more predictable and sustainable

The R&D for animal health are generally faster and less expensive than for human health because they require fewer clinical studies, involves fewer subjects and is conducted directly in the target species. Because there is no need to bridge from pre-clinical investigations in one species to the final target species, decisions on the potential efficacy and safety of products often can be made more quickly, and the likelihood of success often can be established earlier in development than in human health R&D.

There are also differences in the composition of animal health R&D pipelines. While the development of new chemical and biological entities through new product R&D continues to play an important role, the majority of animal health R&D investment is focused on brand lifecycle development. New product R&D leverages discoveries of agribusiness, pharmaceutical and biotechnology R&D. Brand lifecycle development leverages existing animal health products by adding new species or claims, achieving approvals in new markets and creating new combinations and reformulations. The ability to leverage both the prior discoveries of other industries and of existing animal health R&D generally yields faster, less expensive and more predictable R&D processes and more sustainable R&D pipelines as compared to human health.

More diverse product portfolios

Animal health medicines and vaccines businesses have generally diversified product portfolios across many products and, in general, animal health medicines and vaccines businesses are less reliant on a small number of top selling key products than human health businesses. This contrasts with many large human health businesses that have significant product sales concentration. Animal health products are developed for multiple species, leading to greater product diversification than in human health. In addition, products are sold across different regions, which may have environmental, cultural, epidemiological and other differences that contribute to distinct product requirements in each region. As a result, animal health products often have a smaller market size, and the performance of any single product typically has less impact on an animal health medicines and vaccines business as compared to human health businesses. For example, in 2011, our top selling product line contributed less than 8% of our revenues, and our top ten best selling product lines contributed less than 38% of our revenues.

Partnership relationships with customers

The animal health medicines and vaccines industry typically uses a combination of sales representatives to inform customers about the attributes of animal health products and technical and veterinary operations specialists to provide advice regarding local, regional and global trends in animal health. These direct relationships allow animal health medicines and vaccines businesses to understand the needs of their customers and develop products to better meet those needs. Additionally, sales representatives focus on partnering with their customers to educate and support them on topics such as local disease awareness and to help them adopt new and more sophisticated animal health medicines and vaccines solutions, including the use of medicines and vaccines. As a result of these relationships, sales and consulting visits are typically longer and more meaningful, and sales representatives have better access to customer decision makers as compared to human health. However, some industry participants do continue to rely on distributors to market and sell their products, particularly in certain emerging markets.

Primarily self-pay

Livestock producers and pet owners generally pay for animal healthcare out-of-pocket. Purchasers make decisions without the influence of insurance companies or government payors that are often involved in product and pricing decisions in human healthcare. We believe that this dynamic results in less pricing pressure than in human health.

Livestock producers and veterinarians make the product and therapy decisions for livestock. Livestock producers more readily adopt new technologies and products that improve their profitability. Livestock producers are able to see measurable economic outcomes related to the use of animal health medicines and vaccines, as compared to human health in which outcomes can be less certain and more difficult to demonstrate. Therefore, we believe that animal health medicines and vaccines businesses can market new technologies and products at attractive price points.

Companion animal veterinarians continue to be key decision-makers and dispensers of medicines and vaccines for companion animals. Pet owners often purchase medicines and vaccines directly from veterinarians. As a result, the sale of animal health products directly to pet owners is a meaningful contributor to veterinary practice economics.

Strong brand loyalty and less generic competition

There is no large, well-capitalized company principally focused on generic animal health products that exists as a global competitor in the industry. The reasons for this include the smaller average market size of each product opportunity, the importance of direct distribution and education to veterinarians and livestock producers and the primarily self-pay nature of the business. In addition, companion animal health products are often directly prescribed and dispensed by veterinarians. We believe that this dynamic results in less pricing pressure than in human health. For example, although Rimadyl lost patent exclusivity in the United States in 2001, our revenues from Rimadyl have increased 35% since 2001 despite generic competition.

The importance of quality and safety concerns to pet owners, veterinarians and livestock producers also contributes to animal health brand loyalty. As a result, we believe that significant brand loyalty to products often continues after the loss of patent-based and regulatory exclusivity.

Regional differences in animal health markets

The animal health medicines and vaccines market is characterized by meaningful differences in customer needs across different regions. This variability of needs means that the breadth of a business’s product portfolio and a real-time understanding of regional and local trends are key success factors for animal health medicines and vaccines businesses. Variability is due to a number of factors, including:

•

Economic differences. In developed markets, there are generally higher standards of living and a greater degree of disposable income. Emerging markets are generally characterized by a higher level of economic growth leading to a rapidly growing middle class with increasing disposable income. Higher levels of economic development are generally correlated with higher levels of consumption of animal protein as well as increased pet ownership and spending per pet.

•

Cultural differences. Dietary preferences and restrictions based on cultural traditions and trends shape livestock production and animal protein choices. The human-pet relationship also varies according to differing social norms and traditions, leading to differences in pet ownership and petcare standards.

•

Epidemiological differences. Degree of urbanization, endemic diseases, animal housing practices and veterinary public health standards can vary across regions. These factors can result in differences in the prevalence of certain bacterial and viral strains and disease dynamics.

•

Treatment differences. Utilization of different types of medicines and vaccines, in particular high technology products, differs across markets. In many emerging markets, as compared to developed markets, the level of sophistication in livestock production is lower but is becoming more industrialized and the medical treatment for companion animals is less established but is advancing. We have observed that the use of medicines and vaccines, including more sophisticated products, is increasing in many emerging markets, in both the livestock and companion animal sectors, to more closely resemble activity in developed markets.

•

Environmental differences. Differences in climate, in particular rainfall and temperature, and the availability of arable land and fresh water, can have meaningful impacts on livestock productivity. Climate conditions and seasonal weather patterns also influence infectious disease and parasite prevalence.

•	Regulatory differences. Regulatory standards differ across markets and impact the ability to introduce, market, manufacture and distribute certain types of animal health products.

We believe these regional differences are reflected in differing growth rates of sales of animal health medicines and vaccines in various markets.

Business

Overview

Zoetis is a global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines, with a focus on both livestock and companion animals. For more than 60 years, as a business unit of Pfizer, we have been committed to enhancing the health of animals and bringing solutions to our customers who raise and care for them. Measured by our revenues of $4.2 billion for the year ended December 31, 2011, we are the largest animal health medicines and vaccines business. We market a diverse range of products across four regions: the United States, Europe/Africa/Middle East, Canada/Latin America and Asia/Pacific; eight core species: the livestock species of cattle, swine, poultry, sheep, and fish, and the companion animal species of dogs, cats and horses; and five major product categories: vaccines, parasiticides, anti-infectives, medicinal feed additives and other pharmaceutical.

With our sales organization of approximately 3,400 employees, we directly market our portfolio of more than 300 product lines to livestock producers and veterinarians located in approximately 70 countries across North America, Europe, Africa, Asia, Australia and Latin America, and are a market leader in nearly all of the major regions in which we operate. Through our efforts to establish an early and direct presence in many emerging markets, such as Brazil, China and India, emerging markets contributed 27% of our revenues for the year ended December 31, 2011, which we believe makes us the largest animal health medicines and vaccines business as measured by revenues across emerging markets as a whole. In markets where we do not have a direct commercial presence, we generally contract with distributors that provide logistics and sales and marketing support for our products.

We believe our investments in the industry’s largest sales organization, which includes an extensive network of technical and veterinary operations specialists, our high-quality manufacturing and reliability of supply, and our long track record of developing products that meet customer needs, lead to enduring and valued relationships with our customers. From 2004 to 2011, we obtained approximately one-fourth of all animal health medicine approvals granted by the FDA, and approximately one-fifth of all animal health vaccine approvals granted by the USDA. The majority of our R&D programs focus on brand lifecycle development, which is defined as R&D programs that leverage existing animal health products by adding new species or claims, achieving approvals in new markets or creating new combinations and reformulations.

We believe our ability to successfully position our diverse portfolio of products with high brand recognition in attractive markets and execute our operating plan has contributed to our financial performance over the last several years. For the six months ended July 1, 2012, our revenues were $2.1 billion, reflecting growth of 4% compared to the six months ended July 3, 2011. In 2011 and 2010, our revenues were $4.2 billion and $3.6 billion, reflecting growth of 18% and 30% compared to the prior year periods.

As a result of recent significant acquisitions as well as the related government-mandated divestitures occurring in the revenue numbers in our statement of operations, during the years ended December 31, 2011, 2010 and 2009 and the six months ended July 1, 2012 and July 3, 2011, the growth trend on our existing portfolio from year to year is not readily apparent. We believe that it is not only important to understand overall revenue growth, but also existing portfolio growth year over year. As such, we utilize “base revenue growth.” Base revenue growth is defined as revenue growth excluding the impact of foreign exchange, less the incremental revenues of recent significant acquisitions and similarly excluding the impact of government-mandated divestitures. Our base revenue growth was 5% in the six months ended July 1, 2012, 7% in 2011 and 7% in 2010 compared to the prior year periods. For a more complete description of base revenue growth, see “Management’s discussion and analysis of financial condition and results of operations—Analysis of the combined statements of operations.”

For the six months ended July 1, 2012, our Adjusted net income (a non-GAAP financial measure) was $328 million, reflecting growth of 40% compared to the six months ended July 3, 2011. In 2011 and 2010, our Adjusted net income was $503 million and $275 million, reflecting growth of 83% and 46% compared to the prior year periods. For the six months ended July 1, 2012, our net income attributable to Zoetis was $284 million, reflecting growth of 100% compared to the six months ended July 3, 2011. In 2011 and 2010, our net income attributable to Zoetis was $245 million and $110 million, reflecting growth of 123% and 210% compared to the prior year periods. For a reconciliation of Adjusted net income to net income attributable to Zoetis, see “Management’s discussion and analysis of financial condition and results of operations—Adjusted net income.”

We organize and operate our business in four regions, and our products are sold in more than 120 countries. Within each of these regional segments we offer a diversified product portfolio for both livestock and companion animal customers in order to capitalize on regional and local trends and customer needs.

Our livestock products primarily prevent or treat conditions, enabling the cost-effective production of safe, high-quality animal protein. Growth in the livestock medicines and vaccines sector is driven by human population growth and increasing standards of living, consequently increasing demand for improved nutrition, particularly animal protein, increasing natural resource constraints driving a need for enhanced productivity, and increased focus on food safety. Livestock products represented approximately 66% of our revenues for the year ended December 31, 2011.

Our companion animal products improve the quality of and extend the life of pets, increase convenience and compliance for pet owners and help veterinarians improve the quality of care they provide. Growth in the companion animal medicines and vaccines sector is driven by economic development and related increases in disposable income, increasing pet ownership, companion animals living longer, increasing medical treatment of companion animals and advances in animal health medicines and vaccines. Companion animal products represented approximately 34% of our revenues for the year ended December 31, 2011.

We have a diversified product portfolio with revenues generated in different regions for different species by different product categories. We refer to a single product brand in all of its dosage forms for all species as a product line. Our global product portfolio is diversified across more than 300 product lines. In 2011, our top selling product line, the ceftiofur line, contributed less than 8% of our revenues, and our top ten product lines contributed less than 38% of our revenues.

Our vaccine products prevent diseases of the respiratory, gastrointestinal and reproductive tracts or induce an immune response. Our parasiticide products prevent or eliminate external and internal parasites such as fleas, ticks and worms. Our anti-infective products prevent, kill or slow the growth of bacteria, fungi or protozoa. We also provide medicines, nutrients and probiotics to livestock through our medicinal feed additive products. Our other pharmaceutical products include pain and sedation, oncology and antiemetic products. Our product portfolio is enhanced by complementary businesses, including diagnostics, genetics, devices and services such as dairy data management, e-learning and professional consulting.

Following this offering, we expect that we will be the largest standalone company exclusively focused on animal health medicines and vaccines. Our largest competitors are all captive divisions of large pharmaceutical companies in which animal health sales comprise a relatively small portion of the overall business. By becoming a separate public company, we will be able to focus exclusively on our animal health business with increased strategic and operational flexibility.

While the development of new chemical and biological entities through new product R&D continues to play an important role in our growth strategies, the majority of our R&D investment is focused on brand lifecycle development. New product R&D leverages discoveries of agribusiness, pharmaceutical and biotechnology R&D. Our brand lifecycle development leverages our existing product portfolio to expand our product lines by adding new species or claims, achieving approvals in new countries and creating new combinations and reformulations.

Our ability to leverage both the discoveries of other industries and of our existing R&D generally yields a faster, less expensive and more predictable R&D process and a more sustainable R&D pipeline as compared to human health.

We believe we are the industry leader in animal health R&D. From 2004 to 2011, we obtained approximately one-fourth of all animal health medicine approvals granted by the FDA, and approximately one-fifth of all animal health vaccine approvals granted by the USDA. The majority of our R&D programs focus on brand lifecycle development, which is defined as R&D programs that leverage existing animal health products by adding new species or claims, achieving approvals in new markets or creating new combinations and reformulations.

Our business segments

The animal health medicines and vaccines market is characterized by meaningful differences in customer needs across different regions. This is due to a variety of factors, including:

•	economic differences, such as standards of living in developed markets as compared to emerging markets;

•	cultural differences, such as dietary preferences for different animal proteins, pet ownership preferences and petcare standards;

•	epidemiological differences, such as the prevalence of certain bacterial and viral strains and disease dynamics;

•	treatment differences, such as utilization of different types of medicines and vaccines, in particular high technology products;

•	environmental differences, such as seasonality, climate and the availability of arable land and fresh water; and

•	regulatory differences, such as standards for product approval and manufacturing.

As a result of these differences, among other things, we organize and operate our business in four regions: the United States, Europe/Africa/Middle East, Canada/Latin America and Asia/Pacific. Within each of these regional segments, we offer a diversified product portfolio for both livestock and companion animal customers so that we can capitalize on local trends and customer needs. Our business segments are:

•	United States with revenues of $846 million and $1,659 million that represented 40% and 39% of total revenues for the six months ended July 1, 2012 and the year ended December 31, 2011, respectively.

•

Europe/Africa/Middle East with revenues of $558 million and $1,144 million that represented 26% and 27% of total revenues for the six months ended July 1, 2012 and the year ended December 31, 2011, respectively. Key developed markets in this segment include the United Kingdom, Germany and France. Key emerging markets in this segment include Russia, Turkey and South Africa.

•

Canada/Latin America with revenues of $384 million and $788 million that represented 18% and 19% of total revenues for the six months ended July 1, 2012 and the year ended December 31, 2011, respectively. The developed market in this segment is Canada. Key emerging markets in this segment include Brazil and Mexico.

•

Asia/Pacific with revenues of $353 million and $642 million that represented 16% and 15% of total revenues for the six months ended July 1, 2012 and the year ended December 31, 2011, respectively. Key developed markets in this segment include Australia, Japan, New Zealand and South Korea. Key emerging markets in this segment include India and China.

For additional information regarding our performance in each of these regional segments and the impact of foreign exchange rates as well as significant acquisitions that Pfizer completed in recent years, see “Management’s discussion and analysis of financial condition and results of operations.”

Our global scale and scope enable us to leverage our diversified product portfolio as well as our understanding of animal health industry trends across different regions and customer types. Our global product portfolio is diversified across more than 300 product lines, and our products are sold in more than 120 countries, with operations in developed markets and emerging markets. The markets we consider to be emerging markets contributed approximately 27% of our revenues for the year ended December 31, 2011. Continuing to expand in emerging markets is a core element of our growth strategy, which we believe will continue to make us the largest animal health medicines and vaccines business as measured by revenues across emerging markets as a whole.

Our history

As a business unit of Pfizer, our business has been built over the course of more than 60 years, with key developments including the following:

Year	Event(s)
1952	Pfizer established the Agricultural Division to promote Terramycin

1988	Agricultural Division renamed Pfizer Animal Health

1995	Pfizer acquired SmithKline Beecham Animal Health, expanding our business into vaccines and companion animal markets

1997

Launched Rimadyl, the first approved non-steroidal anti-inflammatory for dogs; although Rimadyl lost patent exclusivity in the United States in 2001, our revenues from Rimadyl have increased 35% since 2001 despite generic competition

Launched Clavamox, an anti-infective for dogs and cats; although Clavamox lost patent exclusivity in the United States in 2002, our revenues from Clavamox have increased 51% since 2002 despite generic competition

2003

Pfizer acquired Pharmacia Corporation, which added a variety of animal health assets, most notably strengthening our cattle portfolio

Established dedicated R&D headquarters in Kalamazoo, Michigan

Pfizer acquired CSL Animal Health, strengthening our global pipeline and portfolio of vaccines in Australia and New Zealand

2004	Launched Draxxin, a premium anti-infective for livestock delivering a full course of therapy in one dose

2006	Launched Convenia, the first antibiotic for skin infections in dogs and cats that provides an entire course of therapy in one injection

2007	Pfizer acquired Embrex, Inc., expanding our business into poultry devices and vaccines Launched Cerenia, the first antiemetic therapy developed specifically for dogs

2008	Pfizer acquired Catapult Pty Ltd. and Bovigen LLC, expanding our business into animal genetics

2009

Pfizer acquired Wyeth, and with it Fort Dodge Animal Health, providing key brands such as ProHeart for dogs, Synovex for cattle and Innovator/Duvaxyn West Nile Virus vaccine for horses, as well as a complementary poultry vaccines business

Pfizer acquired Vetnex Animal Health Ltd. in India, further expanding in a key emerging market

2010	Pfizer acquired Microtek International, Inc., expanding our business into aquaculture vaccines Pfizer acquired Synbiotics Corporation, strengthening our position in veterinary diagnostics

2011

Pfizer acquired King Pharmaceuticals, Inc. and with it Alpharma, strengthening our position in the poultry business with a medicinal feed additives business and further strengthening our position in the cattle and swine businesses

Established vaccine manufacturing capabilities in China through formation of the Jilin Pfizer Guoyuan joint venture

Launched Improvest in the United States, the first product to reduce boar taint without the need for surgical castration

Our competitive strengths

We believe that the following strengths create sustainable competitive advantages that will enable us to continue our growth as a leader in the animal health medicines and vaccines industry:

Global leader with scale and scope

Zoetis is a global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines. Measured by revenues, we would have been the largest animal health medicines and vaccines business in the world in 2011. We had approximately $2.1 billion and $4.2 billion in revenues and $284 million and $245 million of net income attributable to Zoetis for the six months ended July 1, 2012 and the year ended December 31, 2011, respectively.

According to Vetnosis, as measured by revenues in 2011, we were the market leader in all of the major regions in which we operate, with the exception of Western Europe, where we held the number two position. We believe we have an industry-leading global footprint, with products sold in more than 120 countries and direct operations in approximately 70 countries, which provides us with direct access to our customer base through customer relationships and with early knowledge of local emerging trends and customer needs.

Following this offering, we expect that we will be the largest standalone company exclusively focused on animal health medicines and vaccines. By becoming a separate public company, we will be able to focus exclusively on our animal health business with increased strategic and operational flexibility.

Established direct presence in emerging markets

We have an established direct presence in many important emerging markets, and we are a leader in many of the emerging markets in which we operate. We believe this direct presence has enabled us to become the largest animal health medicines and vaccines business as measured by revenues across emerging markets as a whole. Emerging markets contributed approximately 27% of our revenues for the year ended December 31, 2011. In 2011, we experienced 12% base revenue growth in our Asia/Pacific segment and 9% base revenue growth in our Canada/Latin America segment.

For example, we have a strong direct presence in Brazil where we have manufacturing sites in Guarulhos and Campinas and an R&D site in São Paulo. We believe this direct presence has contributed to our role as a market leader in Latin America and allows us to meet the needs of our customers in Brazil and in other emerging markets in this region.

In addition, we have more than thirty years of direct presence in India and currently maintain a strong commercial and manufacturing presence in India with specialized livestock and companion animal operations. We have a manufacturing site in Haridwar, India and an R&D site in Thane, India, where we are developing products specifically for the Indian market, as well as products for other regions. Through the acquisition of Vetnex Animal Health Ltd. in 2009, we further expanded our presence in India.

We also have a strong direct presence in China. We have three manufacturing sites in China and we believe that we have the largest sales organization of any multinational animal health medicines and vaccines business in China. In 2011, we established the Jilin Pfizer Guoyuan joint venture in China, which will provide us with biological manufacturing capabilities and access to local swine vaccine candidates.

Diversified product portfolio

We market products across eight core species and five major product categories. Livestock products represented approximately 66% of our revenues and companion animals products represented approximately 34% of our revenues for the year ended December 31, 2011.

Generally, because we have lower product sales concentration than many of our competitors, the performance of any single product has less impact on our company as compared to other, less-diversified animal health businesses. In 2011, our top selling product line contributed less than 8% of our revenues, and our top ten best selling product lines contributed less than 38% of our revenues.

According to Vetnosis, as measured by revenues in 2011 on a global basis, our product portfolio ranked number one in anti-infectives, which represented approximately 31% of our revenues, number two in medicinal feed additives, which represented approximately 8% of our revenues, number two in vaccines, which represented approximately 26% of our revenues, and number three in parasiticides, which represented approximately 15% of our revenues.

The depth of our product portfolio enables us to address the varying needs of different customers with a high degree of expertise. Our medicines and vaccines portfolio is enhanced by complementary businesses, including diagnostics, genetics, devices and services such as dairy data management, e-learning and professional consulting.

Leader in direct sales and marketing with strong customer relationships

We believe our sales organization, consisting of approximately 3,400 employees, is the largest in our industry, with direct operations in approximately 70 countries. Our sales organization is supported by our technical and veterinary operations specialists, who advise our customers with in-depth technical and medical expertise and disease education. This allows us to offer animal healthcare solutions for both livestock producers and veterinarians and simultaneously strengthen our partnership relationships with these customers. In addition, our direct global presence supports specialized local R&D initiatives, allows us to rapidly capitalize on market-specific situations and provides a global platform for R&D and business expansion.

Our commercial model emphasizes direct selling, and we believe we are less reliant on distributors than our competitors. We believe we achieve both stronger customer relationships and better economic returns on our products by emphasizing these direct relationships with veterinarians and livestock producers. Our direct relationships create a high level of regional and local specialization and allow us to focus on partnering with our customers to educate and support them on topics such as disease awareness and to help them adopt new and more sophisticated animal health solutions, including the use of medicines and vaccines. As a result, we believe veterinarians and livestock producers increasingly view us as advisors.

Leader in product development—new product R&D and brand lifecycle development

We believe that we are a leader in animal health R&D, both through our own product development capabilities as well as through our leverage of external product development partnerships. We have a track record of developing products that meet the needs of our customers. For example, for the convenience of livestock producers and veterinarians, we have introduced Draxxin, which delivers a full course of antibiotics in one injection. Similarly, we have introduced injectable products that we believe to be more convenient for veterinarians and pet owners, including Convenia, which provides a full course of antibiotics in one injection, and ProHeart 6, which provides six months of heartworm prevention in one injection.

From 2004 to 2011, we obtained approximately one-fourth of all animal health medicine approvals granted by the FDA, and approximately one-fifth of all animal health vaccine approvals granted by the USDA. While the development of new chemical and biological entities through new product R&D continues to play an important role in our growth strategies, the majority of our R&D investment is focused on brand lifecycle development, which is defined as R&D programs that leverage existing animal health products by adding new species or claims, achieving approvals in new markets or creating new combinations and reformulations. New product R&D leverages discoveries of agribusiness, pharmaceutical and biotechnology R&D. Our ability to leverage both the discoveries of other industries and of our existing R&D generally yields a faster, less expensive and more predictable R&D process and a more sustainable R&D pipeline as compared to human health.

High-quality products delivered reliably by our world-class manufacturing operations

We believe that we are a leader in manufacturing quality and in supply reliability. We have strong globally managed and coordinated quality control and quality assurance programs in place at our manufacturing sites, and conduct internal and external inspections and audits at these sites. Our manufacturing sites experienced approximately 170 regulatory inspections globally between 2007 and 2011, with no findings that required material remediation or other penalties. In addition, our regional and global manufacturing teams seek to ensure that all of our CMOs adhere to our standards of manufacturing quality, and they are regularly audited.

We utilize a diversified network of proprietary manufacturing sites and CMOs to maximize operational efficiencies and to help meet demand for our products. Our proprietary manufacturing network is based on centralized oversight of a system of “anchor” and “satellite” sites to maximize cost efficiencies. Additionally, we co-locate R&D centers at many of our manufacturing sites in order to embed production design into the R&D process and to facilitate the efficient transfer of R&D projects to commercial-scale manufacturing.

The breadth and reliability of our manufacturing and supply chain enable us to produce medicines and vaccines for distribution in all major regions globally. Our manufacturing and supply chain provide us with a global platform for continued expansion. Due to the geographic breadth of our manufacturing operations, we believe that we are able to introduce products quickly and efficiently.

Dedicated employees and experienced management team

Our employees include skilled animal healthcare professionals helping to sustain and grow our business. Our research team has an average tenure of more than ten years, and our sales organization employees have, on average, been with us for more than five years. Additionally, with our veterinarians and veterinary researchers, we believe that we have more professionally educated animal health experts on our team than any of our competitors.

Several members of our executive team lead and have led important and influential animal health industry organizations, such as the International Federation for Animal Health and the Animal Health Institute, helping to ensure that we are a leader in identifying and addressing key market trends and challenges.

Track record of top-line revenue growth and significant cash flow generation

We have generated revenue growth at a CAGR of 24% over the three years ended December 31, 2011, and base revenue growth of 7% and 7% for the years ended December 31, 2011 and December 31, 2010, respectively. For the six months ended July 1, 2012, we generated revenue growth of 4% and base revenue growth of 5% as compared to the six months ended July 3, 2011. Our revenue growth has been driven by increased demand across our diversified product portfolio, diversification of our products and acquisitions. For a description of base revenue growth, see “Management’s discussion and analysis of financial condition and results of operations—Analysis of the combined statements of operations.”

Our business is diversified across many regions, species and product categories. In 2011, our top selling product line contributed less than 8% of our revenues, and our top ten best selling product lines contributed less than 38% of our revenues. Our revenue growth, driven by a diverse product portfolio, has generated significant cash flow.

Our growth strategies

We are committed to enhancing the health of animals and bringing solutions to our customers who raise and care for them. We intend to continue to grow our business by pursuing the following core strategies:

Leverage our direct local presence and strong customer relationships

With our sales organization of approximately 3,400 employees, we directly market our portfolio of more than 300 product lines to livestock producers and veterinarians located in approximately 70 countries and provide additional support through our technical and veterinary operations specialists. We believe this model and the brand loyalty enjoyed by our existing products provide us with operational efficiencies and access to an array of new growth opportunities, including a platform to encourage the adoption of more sophisticated animal health products. We believe our close contact with customers provides us with an in-depth understanding of their businesses, which allows us to develop products that address unmet customer needs.

We also believe that we have a high degree of specialized knowledge of our markets and that our local sales organization, regional R&D presence, global supply chain infrastructure and reliable delivery of high-quality products that are relevant for local diseases and challenges will continue to differentiate us from our competitors. Our brand lifecycle development R&D projects are a result of, among other things, our ability to leverage our global platform of direct selling and strong customer relationships.

Further penetrate emerging markets

Human population and economic development are also driving increased demand for animal protein in many emerging markets. In addition, rising standards of living in many emerging markets are associated with an increase in pet ownership and spending per pet.

We believe we are well-positioned in many emerging markets, based on our diverse product portfolio and our regional and local focus, and that we have further opportunities to expand in emerging markets by reaching new customers, by introducing more of our products and by supporting the adoption of more sophisticated animal health products, such as new vaccines and single-injection anti-infectives, including Draxxin for livestock and Convenia for companion animals. Furthermore, we believe that consolidation of livestock producers in certain emerging markets will drive adoption of our products, as they seek to achieve greater benefits of scale.

We believe we will be able to efficiently develop and market new products that respond to the needs of our emerging market customers and provide strong customer service and technical support in these markets.

Pursue new product development and value-added brand lifecycle development to extend our product portfolio

We intend to continue to develop and grow our product portfolio by developing new chemical and biological entities through new product R&D as well as by expanding our product lines by adding new species or claims, achieving approvals in new countries and creating new combinations and reformulations. For example, the periodic emergence of novel bacterial and viral strains provides opportunities for new product R&D and brand lifecycle development of our existing product lines. Our R&D efforts enable us to deliver innovative products to address unmet needs and evolve our product lines so they remain relevant for our customers. We leverage our strong direct presence in many regions, which we believe allows us to cost-effectively develop and introduce new products, including brand lifecycle development products.

The majority of our R&D programs focus on brand lifecycle development, which is defined as R&D programs that leverage existing animal health products by adding new species or claims, achieving approvals in new markets or creating new combinations and reformulations. Subject to certain restrictions, we also expect to maintain access to Pfizer’s proprietary compound library and database to develop new products pursuant to the R&D collaboration and license agreement.

Remain the partner of choice for access to new products and technologies

We intend to continue to expand our extensive network of research partnerships around the globe in order to gain access to new technologies, pharmaceutical targets and vaccine antigens. Through participation in over 100 research alliances with leading universities and research institutes, we support cutting-edge research and secure the right to develop and commercialize new products and technologies. We participate as the sole industry partner in a number of multi-institution research alliances that are supported by an investment of over $100 million from local or regional government funds. Examples of these key research alliances include our partnership with several European universities in a research consortium that was awarded approximately $11 million from the European Union to progress research into a number of economically important parasite vaccines, as well as our 2010 partnership with the Easter Bush Research Consortium, an alliance of four top research centers in the U.K. focused on progressing research for the prevention and treatment of livestock diseases. In addition, once we become a standalone public company, we intend to explore opportunities to enter into collaboration agreements and external alliances with other parties, including parties that may have chosen not to collaborate with us while we were a business unit of Pfizer.

In the past we have benefited from Pfizer’s acquisitions of large pharmaceutical companies with animal health operations. In the future, we intend to continue to grow our business through smaller scale acquisitions, asset purchases, in-licensing transactions, supply and distribution agreements and other strategic partnerships. We have completed numerous business development transactions in the last five years to support our growth. In 2007, we entered into the poultry segment through the acquisition of Embrex, Inc., a biotechnology company with a focus on in ovo delivery of poultry vaccines. In 2009, we licensed novel food safety vaccines for livestock from Epitopix LLC. Through the acquisition of Vetnex Animal Health Ltd. in 2009, we expanded our presence in India and gained access to branded generics manufacturing and development. In 2011, we established the Jilin Pfizer Guoyuan joint venture in China, which will provide us with biological manufacturing capabilities and access to local swine vaccine candidates.

Continue to provide high-quality products and improve manufacturing production margins

Our global commercial and manufacturing teams collaborate on various operational efficiency initiatives, including yield improvements, procurement, site and area synergies and manufacturing support rationalization, intended to improve our manufacturing production margins. These operational efficiency initiatives have delivered consistent gross margin improvements for our legacy products, and as we have integrated acquisitions we have also applied these operational efficiency initiatives to improve production margins. Following this offering, we intend to continue our efficiency improvement programs, including Six Sigma and Lean capabilities.

We believe that we are a leader in manufacturing quality and in supply reliability. Our manufacturing and supply chain provide us with a global platform for continued expansion, including in emerging markets, and we believe that we will continue to increase our production efficiencies and expand production margins as our business grows.

Expand into complementary businesses to become a more complete, trusted partner in providing solutions

We intend to continue to expand our presence in complementary businesses, including diagnostics, genetics, devices and services. As part of our 2007 acquisition of Embrex, Inc., we entered into the business of poultry devices, which facilitate in ovo vaccine delivery. In 2008, we entered the livestock genetics business through the acquisition of Bovigen LLC and Catapult Pty Ltd. In 2010, we entered the complementary business of animal diagnostics through the acquisition of Synbiotics Corporation.

We also intend to expand our complementary services, including dairy data management, e-learning and professional consulting, to help our customers improve their practice management capabilities and production efficiencies. We believe that these expanded offerings, supported by our technical expertise, will drive an outcomes-based approach to animal healthcare that has the potential to generate incremental revenues, as well as increase customer loyalty and sales of our products.

Our products

Since the inception of our business, we have focused on developing a broad portfolio of animal health products. Our product portfolio has grown to a total of more than 300 product lines. We have comprehensive product lines for both livestock and companion animals across each of our major product categories.

Our major product categories are:

•	vaccines: biological preparations that prevent diseases of the respiratory, gastrointestinal and reproductive tracts or induce a specific immune response;

•	parasiticides: products that prevent or eliminate external and internal parasites such as fleas, ticks and worms;

•	anti-infectives: products that prevent, kill or slow the growth of bacteria, fungi or protozoa;

•	medicinal feed additives: products that provide medicines, nutrients and probiotics to livestock; and

•	other pharmaceutical: complementary products, such as pain and sedation, oncology and antiemetic products.

Our remaining revenues are derived from other product categories, such as nutritionals and agribusiness, as well as products in complementary areas, including diagnostics, genetics, devices and services. We believe many of these complementary areas represent potential growth opportunities for our business to expand in the future.

Historically, a substantial portion of our products and revenues have been the result of brand lifecycle development. For example, the first product in our ceftiofur line was an anti-infective approved for treating Bovine Respiratory Disease in cattle that was administered via intramuscular injection. Through follow-on studies and reformulations, we have expanded the product line into additional cattle claims and administration routes as well as other species and regions. Several products in the line provide a full course of therapy in one injection. The ceftiofur product line currently includes the brands Excede, Excenel and Naxcel.

In addition to brand lifecycle development, we also pursue the development of new chemical and biological entities through new product R&D as part of our growth strategies. Examples of our first-in-class or best-in-class products that we have launched in the past ten years and products that we believe may represent platforms for future brand lifecycle development include:

•	Draxxin, a novel antibiotic for livestock that delivers a full course of therapy in one dose, launched in 2003;

•

Inforce, the first and only respiratory vaccine for cattle that prevents respiratory disease caused by bovine respiratory syncytial virus (BRSV) while also aiding in the prevention of infectious bovine rhinotracheitis (IBR) and parainfluenza3 (PI3), launched in 2010;

•	Improvac/Improvest, the only product that reduces boar taint in male swine without surgical castration, launched in 2004 in Australia and New Zealand and in 2011 in the United States;

•	Convenia, the first single-injection anti-infective for common bacterial skin infections in cats and dogs, launched in 2006; and

•	Palladia, the first drug to be approved by the FDA for treating cancer in dogs, launched in 2009.

We pursue the development of new vaccines for emerging infectious diseases, with an operating philosophy of “first to know and fast to market.” Examples of the successful execution of this strategy include the first equine vaccine for West Nile Virus in the United States and European Union and the first swine vaccine for Pandemic H1N1 Influenza Virus in the United States.

Our product lines and products that represented approximately 1% or more of our revenues in 2011 include:

Livestock products

Product line / product	Description	Primary species
Vaccines

Bovishield line	Aid in preventing diseases, including infectious bovine rhinotracheitis (IBR), bovine viral diarrhea (BVD, Types 1 and 2), parainfluenza3 (PI3) virus and bovine respiratory syncytial virus (BRSV), Leptospira borgpetersenii, L. pomona, L. grippotyphosa, L. canicola and L. icterohaemorrhagiae, depending on formulation	Cattle

Improvac / Improvest	Vaccination to reduce boar taint, as an alternative to surgical castration	Swine

RespiSure line	Aid in preventing chronic pneumonia caused by Mycoplasma hyopneumoniae	Swine

Rispoval line	Aid in preventing three key viruses involved in cattle pneumonia—BRSV, PI3 and BVD—as well as other respiratory diseases, depending on formulation	Cattle

Parasiticides

Cydectin	Injectable or pour-on endectocide to treat and control internal and external cattle parasites, including gastrointestinal roundworms, lungworms, cattle grubs, mites and lice	Cattle, sheep

Dectomax	Injectable or pour-on endectocide, characterized by extended duration of activity, for the treatment and control of internal and external parasite infections	Cattle, swine

Anti-infectives

Aureomycin	Provides livestock producers treatment and convenience against a wide range of respiratory, enteric and reproductive diseases	Cattle, poultry, sheep, swine

BMD	Aid in preventing and controlling enteritis, thereby increasing rate of weight gain and improving feed efficiency	Cattle, poultry, swine

Ceftiofur line	Broad-spectrum cephalosporin antibiotic active against Gram-positive and Gram-negative bacteria, including ß-lactamase-producing strains, with some formulations producing a single course of therapy in one injection	Cattle, horses, sheep, swine

Draxxin	Single-dose low-volume antibiotic for the treatment and prevention of bovine and swine respiratory disease, infectious bovine kerato conjunctivitis and bovine foot rot	Cattle, swine

Lincomycin line	Aid in preventing and treating Chronic Respiratory Disease associated with Mycoplasma and coliform infections in growing chickens and for the treatment of swine dysentery (bloody scours) associated with Brachyspira (Serpulina) hyodysenteriae	Swine, poultry

Spectramast	Aid in preventing and treating mastitis, delivered via intramammary administration. Same active ingredient as the ceftiofur line	Cattle

Terramycin	Antibiotic for the treatment of susceptible infections	Cattle, poultry, sheep, swine

Product line / product	Description	Primary species
Other

Eazi-Breed CIDR	Progesterone-releasing device for the control of the estrus cycle	Cattle, sheep

Embrex devices	Devices for enhancing hatchery operations efficiency through in ovo detection and vaccination	Poultry

Lutalyse	For estrus control or in the induction of parturition or abortion	Cattle, swine

Companion animal products

Product line / product	Description	Primary species
Vaccines

Vanguard 4-way Lepto	Compatible with Vanguard High Titer and protects against leptospirosis caused by Leptospira canicola, L. grippotyphosa, L. icterohaemorrhagiae and L. pomona	Dogs

Vanguard High Titer	Aid in preventing canine distemper caused by canine distemper virus, infectious canine hepatitis caused by canine adenovirus type 1, respiratory disease caused by canine adenovirus type 2, canine parainfluenza caused by canine parainfluenza virus and canine parvoviral enteritis caused by canine parvovirus	Dogs

Parasiticides

Revolution	Protects against adult fleas, flea larvae, heartworm, ear mites and other parasites such as sarcoptic mites and American ticks for dogs and roundworms and hookworms for cats	Cats, dogs

Anti-infectives

Clavamox / Synulox	A broad-spectrum antibiotic and the first and only potentiated penicillin approved for use in dogs and cats	Cats, dogs

Convenia	Anti-infective for the treatment of common bacterial skin infections that provides a course of treatment in a single injection	Cats, dogs

Terramycin	Antibiotic for the treatment of susceptible ophthalmic infections	Cats, dogs, horses

Other

Rimadyl	For the relief of pain and inflammation associated with osteoarthritis and for the control of postoperative pain associated with soft tissue and orthopedic surgeries	Dogs

Sales and marketing

Our sales organization includes sales representatives and technical and veterinary operations specialists. In markets where we do not have a direct commercial presence, we generally contract with distributors that provide logistics and sales and marketing support for our products.

Our sales representatives visit our customers, including veterinarians and livestock producers, to inform, promote and sell our products and services. Our technical and veterinary operations specialists provide scientific consulting focused on disease management and herd management, training and education on diverse topics, including responsible product use, and generally have advanced veterinary medicine degrees. These direct relationships with customers allow us to understand their needs. Additionally, our sales representatives and technical and veterinary operations specialists focus on partnering with our customers to educate and support them on topics such as local disease awareness and to help them adopt new and more sophisticated animal health solutions, including through the use of our products. As a result of these relationships, our sales and consulting visits are typically longer, more meaningful and provide us with better access to customer decision makers as compared to human health. As of July 2012, our sales organization consisted of 3,400 employees.

Our livestock and companion animal products are primarily available by prescription through a veterinarian. On a more limited basis, in certain markets, we sell certain products through local agricultural and farming retail outlets, pharmacies and pet stores. We also market our products by advertising to veterinarians, livestock producers and pet owners.

Customers

We consider veterinarians and a diverse set of livestock producers, including beef and dairy farmers as well as pork and poultry operations, to be the primary customers of our livestock products. We sell our livestock products directly to livestock producers (including aquaculture operations) and we also sell our products to veterinarians, third-party veterinary distributors and retail outlets that typically then sell the products to livestock producers. We also consider veterinarians to be the primary customers of our companion animal products. We primarily sell our companion animal products to veterinarians or to third-party veterinary distributors that typically then sell our products to veterinarians, and in each case veterinarians then typically sell our products to pet owners. Our two largest customers, both distributors, each represented approximately 7% of our revenues for the six months ended July 1, 2012 and no other customer represented more than 5% of our revenues for the same period.

Research and development

Our R&D operations are comprised of our dedicated veterinary medicine research and development organization, research alliances and other operations focused on the development of our products.

While the development of new chemical and biological entities through new product R&D continues to play an important role in our growth strategies, the majority of our R&D investment is focused on brand lifecycle development. New product R&D leverages discoveries of agribusiness, pharmaceutical and biotechnology R&D. Our brand lifecycle development leverages our existing product portfolio to expand our product lines by adding new species or claims, achieving approvals in new countries and creating new combinations and reformulations. Our ability to leverage both the discoveries of other industries and of our existing R&D generally yields a faster, less expensive and more predictable R&D process and a more sustainable R&D pipeline as compared to human health. In addition, our other R&D activities include the development of branded generic products, genetics and diagnostics, as well as biodevices and engineering investments for in ovo applications.

We prioritize our R&D spending on an annual basis with the goal of transparency and alignment of research and business objectives. We allocate capital based on return on investment criteria, taking into account customer needs, revenues and profitability potential, the probability of technical and regulatory success, and timing of launch. A centralized portfolio management function links development plans with financial systems to build a comprehensive view of the status of project progression and spend. This comprehensive view facilitates our ability to set targets for project timing and goals for investment efficiency.

Following this offering, we will continue to offer our existing products, and pursuant to the R&D collaboration and license agreement, we also expect to maintain access to Pfizer’s proprietary compound library and database to develop new products. In addition, once we become a standalone public company, we intend to explore opportunities to enter into collaboration agreements and external alliances with other parties, including parties that may have chosen not to collaborate with us while we were a business unit of Pfizer. As a result, we will continue to offer and develop products that add value for veterinary professionals, livestock producers and pet owners.

As of July 1, 2012, we employed over 1,000 individuals in our global R&D operations, with over 100 research veterinarians and 175 scientists with PhDs. Our R&D headquarters is located in Kalamazoo, Michigan. We have R&D operations co-located with manufacturing sites in Melbourne, Australia, Louvain-la-Neuve, Belgium,

Guarulhos, Brazil, Olot, Spain and San Diego, California, Charles City, Iowa, and Lincoln, Nebraska in the United States. We co-located R&D operations with manufacturing sites to facilitate the efficient transfer of production processes from our laboratories to manufacturing sites. In addition, we maintain R&D operations in Zaventem, Belgium, Sao Paulo, Brazil, Jilin, China, Mumbai, India, New Delhi, India and Durham, North Carolina in the United States. As part of the Separation, Pfizer will convey to us its interest in each of these R&D facilities. Each site is designed to meet the regulatory requirements for working with chemical or infectious disease agents.

Our regional research operations are based in Australia, Belgium, Brazil, Canada, China, India, Spain and the United States, which enables local and regional development and the cultivation of relationships with academic institutions and non-government research organizations. Regional hubs are essential for local and regional development, particularly for vaccines that contain antigens unique to a region. We have a significant investment in a pharmaceutical sciences operation in India, including a good manufacturing practices-compliant pilot plant, with an extensive vendor network to support cost-effective external development activities.

Many of our research programs involve an external partnership, often with funding from a non-governmental organization or a government grant. We are generally responsible for providing technical direction and supplemental direct and indirect expertise in, as well as investment for, such external partnerships. Depending on the nature of the agreement, we may act as the commercialization partner for discoveries that originate during the period of collaborative research, or we may own or have exclusive rights to any intellectual property that enables the development of proprietary products or models.

Manufacturing and supply chain

Prior to the Separation, our products have been manufactured at both sites operated by Pfizer and sites operated by third-party contract manufacturing organizations, which we refer to as CMOs.

In connection with the Separation, Pfizer will transfer 26 manufacturing sites to us. These 26 sites consist of all of the sites operated by Pfizer that, immediately prior to the Separation, predominately manufactured animal health products. We refer to these 26 sites as our global manufacturing network. See “Certain relationships and related party transactions—Relationship with Pfizer—Global separation agreement.”

Our global manufacturing network utilizes centralized oversight of a system of 12 “anchor” and 14 “satellite” manufacturing sites to maximize cost efficiencies. In the year ended December 31, 2011, products that represented 58% of our cost of goods sold were manufactured at our global manufacturing network sites.

Our global manufacturing network is comprised of the following sites:

Anchor Sites		Satellite Sites
Site	Location	Site	Location
Catania	Italy	Campinas	Brazil
Charles City	Iowa, U.S.	Eagle Grove	Iowa, U.S.
Chicago Heights	Illinois, U.S.	Hannibal	Missouri, U.S.
Guarulhos*	Brazil	Hsinchu	Taiwan
Haridwar	India	Laurinburg	North Carolina, U.S.
Kalamazoo**	Michigan, U.S.	Longmont	Colorado, U.S.
Lincoln	Nebraska, U.S.	Medolla	Italy
Louvain-la-Neuve	Belgium	Salisbury	Maryland, U.S.
Melbourne	Australia	San Diego	California, U.S.
Olot	Spain	Shenzhou	China
Suzhou	China	Van Buren	Arkansas, U.S.
Willow Island	West Virginia, U.S.	Wellington	New Zealand
		White Hall	Illinois, U.S.
		Yantai	China

*	This site is subject to a sale-leaseback arrangement with Pfizer, pursuant to which Pfizer will continue to operate the manufacturing operations at the site for a period of time. See “Certain relationships and related party transactions—Relationship with Pfizer—Brazil agreements.”
**	Prior to the Separation, Pfizer’s manufacturing site in Kalamazoo manufactured both human health and animal health products. After the Separation, we will own the portions of this site that predominantly manufacture animal health products and Pfizer will own the portions of this site that predominantly manufacture human health products.

Ownership of these facilities will be conveyed to us by Pfizer as part of the Separation, with the exception of our facilities Hannibal, Missouri and San Diego, California, both of which are leased sites. The leasehold interests in these sites will be conveyed to us by Pfizer as part of the Separation.

Following the Separation, in addition to our global manufacturing network, Pfizer will continue to manufacture products for us at 14 Pfizer sites located in 13 countries pursuant to a master manufacturing and supply agreement. Included in these 14 Pfizer sites is our facility in Guarulhos, Brazil, where Pfizer will continue its manufacturing operations for a period of time. These 14 Pfizer sites consist of sites operated by Pfizer that, immediately prior to the Separation, predominately manufactured human health products. The decision to continue manufacturing our products at Pfizer sites will be reevaluated in the future based on several factors, including manufacturing costs and the needs of our business. See “Certain relationships and related party transactions—Relationship with Pfizer—Master manufacturing and supply agreement.”

The Pfizer sites that will continue to manufacture products for us following this offering pursuant to a master manufacturing and supply agreement are:

Site	Location
Amboise	France
Andover	Massachusetts, U.S.
Ascoli	Italy
Cairo	Egypt
El Jadida	Morocco
Guarulhos*	Brazil
Istanbul	Turkey
Jakarta	Indonesia
Kalamazoo**	Michigan, U.S.
Nagoya	Japan
Puurs	Belgium
Ringaskiddy	Ireland
Valencia	Venezuela
West Ryde	Australia

*	This site is subject to a sale-leaseback arrangement with Pfizer, pursuant to which Pfizer will continue to operate the manufacturing operations at the site for a period of time. See “Certain relationships and related party transactions—Relationship with Pfizer—Brazil agreements.”
**	Prior to the Separation, Pfizer’s manufacturing site in Kalamazoo manufactured both human health and animal health products. After the Separation, we will own the portions of this site that predominantly manufacture animal health products and Pfizer will own the portions of this site that predominantly manufacture human health products.

Additionally, following the Separation, our global manufacturing network will continue to be supplemented by approximately 200 CMOs. We select CMOs based on capacity and financial efficiency analyses, and our regional and global manufacturing teams seek to ensure that all of the CMOs we use adhere to our standards of manufacturing quality and are regularly audited.

We purchase certain raw materials necessary for the commercial production of our products from a variety of third-party suppliers. We utilize distributors as a part of our global supply chain, primarily for shipping and logistics support.

We intend to continue our efficiency improvement programs in our manufacturing and supply chain organization, including Six Sigma and Lean capabilities, which are processes intended to improve manufacturing efficiency. We have strong globally managed and coordinated quality control and quality assurance programs in place at our global manufacturing network sites, and we regularly inspect and audit our global manufacturing network and CMO sites.

Our global manufacturing network sites experienced approximately 170 regulatory inspections globally between 2007 and 2011, conducted by the FDA, the USDA and similar agencies in areas outside of the United States. These inspections resulted in no findings that required material remediation or other penalties.

Competition

Although our business is the largest by revenues in the animal health medicines and vaccines industry, we face competition in the regions and sectors in which we compete. Principal methods of competition vary depending on the particular region, species, product category or individual product. Some of these methods include new product development, quality, price, service and promotion to veterinary professionals, pet owners and livestock producers.

Our primary competitors include animal health medicines and vaccines companies such as Merck Animal Health, the animal health division of Merck & Co., Inc. (formerly known as Intervet/Schering-Plough); Merial, the animal health division of Sanofi S.A.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Novartis Animal Health, the animal health division of Novartis AG; and Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH. In addition, we compete with hundreds of other animal health product producers throughout the world.

The level of competition from generic products varies from market to market. For example, the level of generic competition is higher in Europe and certain emerging markets than in the United States. However, there is no large, well-capitalized company focused on generic animal health products that exists as a global competitor in the industry. The reasons for this include the smaller average market size of each product opportunity, the importance of direct distribution and education to veterinarians and livestock producers and the primarily self-pay nature of the business. In addition, companion animal health products are often directly prescribed and dispensed by veterinarians.

Our livestock products tend to experience lower generic competition than our companion animal products for several reasons:

•

livestock producers tend to be loyal to medicines and vaccines that have been demonstrated to be efficacious; as medicines and vaccines are a small portion of a livestock producer’s total production costs and ineffective medicines and vaccines could result in the loss of animals, causing disproportionate harm to such producer’s investment. Therefore we believe that livestock producers value brand name medicines and vaccines and are reluctant to try alternatives to methods that have already been proven to be reliably effective;

•

the economic benefits of our livestock medicines and vaccines are easier to measure because livestock production success can be measured solely in economic terms, with the goal of livestock medicines and vaccines tied to better food production; and

•	the success of medicines and vaccines used on livestock is generally observed more quickly.

The importance of quality and safety concerns to pet owners, veterinarians and livestock producers also contributes to animal health brand loyalty. As a result, we believe that significant brand loyalty to products often continues after the loss of patent-based and regulatory exclusivity.

Intellectual property

Our technology, brands and other intellectual property are important elements of our business. We rely on patent, trademark, copyright and trade secret laws, as well as regulatory exclusivity periods and non-disclosure agreements to protect our intellectual property rights. Our policy is to vigorously protect, enforce and defend our rights to our intellectual property, as appropriate.

Our product portfolio enjoys the protection of approximately 4,000 patents and 2,000 pending patent applications, filed in more than 60 countries, with concentration in our major market countries as well as other countries with strong patent systems, such as Australia, Brazil, Canada, Europe, Japan and the United States. Many of the patents and patent applications in our portfolio are the result of our own and Pfizer’s work, while other patents and patent applications in our portfolio were at least partially developed by, and are licensed to us, by third parties.

Patents for individual products extend for varying periods depending on the date of the patent filing or grant and the legal term of patents in the countries where such patents are obtained. Several patents cover the ceftiofur product line, including formulation and use patents that begin expiring in the United States in 2015, with others extending until 2024. Draxxin and Convenia are covered by patents in the United States with terms that expire in 2021 and 2023, respectively. The compound patent on doramectin, which is the active ingredient in Dectomax, an antiparasitic, has expired in all regions; however, process patents and the injectable formulation patent for this product do not expire in the United States until 2020 and 2016, respectively. The compound patent on selamectin, which is active in Revolution, a parasiticide, expires in the United States, Canada and Europe in 2014.

Additionally, many of our vaccine products are based on proprietary master seeds and proprietary or patented adjuvant formulations. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, including by seeking to require our employees, consultants, advisors and partners to enter into confidentiality agreements and other arrangements upon the commencement of their employment or engagement.

In order to facilitate the Separation and allow Pfizer and our operations to continue with minimal interruption, Pfizer will license to us the right to use certain intellectual property rights in the animal health field. We will license to Pfizer the right to use certain of our intellectual property rights in the human health field and all other fields outside of animal health. In addition, Pfizer will grant us a transitional license to use certain of Pfizer’s trademarks and we will grant Pfizer a transitional license to use certain of our trademarks for a period of time following the completion of this offering.

Prior to the Separation, as a business unit of Pfizer, we had rights to access and use to Pfizer’s proprietary compound library and database to identify, research and develop compounds suitable for commercialization as animal health products. Prior to or concurrently with the completion of this offering, we will enter into an R&D collaboration and license agreement with Pfizer, pursuant to which Pfizer will grant us rights to conduct research, development and commercialization using portions of Pfizer’s proprietary compound library and database. We believe that this agreement will help bolster our own post-Separation R&D capability to support the continued long-term viability of our product pipeline for animal health.

We seek to file and maintain trademarks around the world based on commercial activities in most regions where we have, or desire to have, a business presence for a particular product or service. We currently maintain more than 10,000 trademark applications and registrations in major regions, identifying goods and services dedicated to the care of livestock and companion animals.

Regulatory

The sale of animal health products is governed by the laws and regulations specific to each country in which we sell our products. To maintain compliance with these regulatory requirements, we have established processes, systems and dedicated resources with end-to-end involvement from product concept to launch and maintenance in the market. Our regulatory function actively seeks to engage in dialogue with various global agencies regarding their policies that relate to animal health products. In the majority of our markets, the relevant health authority is separate from those governing human medicinal products.

United States

United States Food and Drug Administration. The regulatory body that is responsible for the regulation of animal health pharmaceuticals in the United States is the Center for Veterinary Medicine, or the CVM, housed within the FDA. All manufacturers of animal health pharmaceuticals must show their products to be safe, effective and produced by a consistent method of manufacture as defined under the Federal Food, Drug and Cosmetic Act. The Agency’s basis for approving a drug application is documented in a Freedom of Information Summary. Post-approval monitoring of products is required by law, with reports being provided to the CVM’s Surveillance and Compliance group. Reports of product quality defects, adverse events or unexpected results are produced in accordance with the law. Additionally, we are required to submit all new information for a product, regardless of the source.

United States Department of Agriculture. The regulatory body in the United States for veterinary vaccines is the USDA. The USDA’s Center for Veterinary Biologics is responsible for the regulation of animal health vaccines, including immunotherapeutics. All manufacturers of animal health biologicals must show their products to be pure, safe, effective and produced by a consistent method of manufacture as defined under the Virus Serum Toxin Act. Post-approval monitoring of products is required. Reports of product quality defects, adverse events or unexpected results are produced in accordance with the agency requirements.

Environmental Protection Agency. The main regulatory body in the United States for veterinary pesticides is the Environmental Protection Agency, or the EPA. The EPA’s Office of Pesticide Programs is responsible for the regulation of pesticide products applied to animals. All manufacturers of animal health pesticides must show their products will not cause “unreasonable adverse effects to man or the environment” as stated in the Federal Insecticide, Fungicide, and Rodenticide Act. Within the United States, pesticide products that are approved by the EPA must also be approved by individual state pesticide authorities before distribution in that state. Post-approval monitoring of products is required, with reports provided to the EPA and some state regulatory agencies.

Outside of the United States

European Union. The European Medicines Agency, or EMA, is a decentralized agency of the EU, located in London. The agency is responsible for the scientific evaluation of medicines developed by pharmaceutical companies for use in the European Union. The agency has a veterinary review section distinct from the medical review section. The Committee for Veterinary Medicinal Products is responsible for scientific review of the submissions for pharmaceuticals and vaccines. The EMA makes the final decision on the approval of products. Once granted by the European Commission, a centralized marketing authorization is valid in all EU and European Economic Area-European Free Trade Association states. A series of Directives, Guidelines and EU Pharmacopeia Monographs provide the requirements for approval in the EU. In general, these requirements are similar to those in the United States, requiring demonstrated evidence of purity, safety, efficacy, and consistency of manufacturing processes.

Brazil. The Ministry of Agriculture, Livestock Production and Supply, or MAPA, is the regulatory body in Brazil that is responsible for the regulation and control of pharmaceuticals, biologicals and medicinal feed additives for animal use. MAPA’s regulatory activities are conducted through the Secretary of Agricultural Defense and its Livestock Products Inspection Department. In addition, regulatory activities are conducted at a local level through the Federal Agriculture Superintendence. These activities include the inspection and licensing of both manufacturing and commercial establishments for veterinary products, as well as the submission, review and approval of pharmaceuticals, biologicals and medicinal feed additives. MAPA is one of the most active regulatory agencies in Latin America, having permanent seats at several international animal health forums, such as Codex Alimentarius, World Organization for Animal Health and Committee of Veterinary Medicines for the Americas. MAPA was also recently invited to be a Latin American representative at International Cooperation on Harmonisation of Technical Requirements for Registration of Veterinary Medicinal Products, or VICH, meetings. Several normative instructions issued by MAPA have set regulatory trends in Latin America.

Australia. The Australian Pesticides and Veterinary Medicines Authority, or APVMA, is an Australian government statutory authority established in 1993 to centralize the registration of all agricultural and veterinary products into the Australian marketplace. Previously each State and Territory government had its own system of registration. The APVMA assesses applications from companies and individuals seeking registration so they can supply their product to the marketplace. Applications undergo rigorous assessment using the expertise of the APVMA’s scientific staff and drawing on the technical knowledge of other relevant scientific organizations, Commonwealth government departments and state agriculture departments. If the product works as intended and the scientific data confirms that when used as directed on the product label it will have no harmful or unintended effects on people, animals, the environment or international trade, the APVMA will register the product. As well as registering new agricultural and veterinary products, the APVMA reviews older products that have been on the market for a substantial period of time to ensure they still do the job users expect and are safe to use. The APVMA also reviews registered products when particular concerns are raised about their safety and effectiveness. The review of a product may result in confirmation of its registration or it may see registration continue with some changes to the way the product can be used. In some cases the review may result in the registration of a product being cancelled and the product taken off the market.

Rest of world. Country-specific regulatory laws have provisions that include requirements for certain labeling, safety, efficacy and manufacturers’ quality control procedures (to assure the consistency of the products), as well as company records and reports. With the exception of the European Union, most other countries’ regulatory agencies will generally refer to the FDA, USDA, European Union and other international animal health entities, including the World Organization for Animal Health, Codex Alimentarius, in establishing standards and regulations for veterinary pharmaceuticals and vaccines.

Global policy and guidance

Joint FAO/WHO Expert Committee on Food Additives. The Joint FAO/WHO Expert Committee on Food Additives is an international expert scientific committee that is administered jointly by the FAO and the World Health Organization, or WHO. They provide a risk assessment/safety evaluation of residues of veterinary drugs in animal products, exposure and residue definition and maximum residue limit proposals for veterinary drugs. We work with them to establish acceptable safe levels of residual product in food-producing animals after treatment. This in turn enables the calculation of appropriate withdrawal times for our products prior to an animal entering the food chain.

Advertising and promotion review. Promotion of ethical animal health products is controlled by regulations in many countries. These rules generally restrict advertising and promotion to those claims and uses that have been reviewed and endorsed by the applicable agency. We conduct a review of promotion material for compliance with the local and regional requirements in the markets where we sell animal health products.

Food Safety Inspection Service / generally recognized as safe. The FDA is authorized to determine the safety of substances (including “generally recognized as safe” substances, food additives and color additives), as well as prescribing safe conditions of use. However, although the FDA has the responsibility for determining the safety of substances, the Food Safety and Inspection Service, the public health agency in the USDA, still retains, under the tenets of the Federal Meat Inspection Act and the Poultry Products Inspection Act and their implementing regulations, the authority to determine that new substances and new uses of previously approved substances are suitable for use in meat and poultry products.

Employees

We expect we will have more than 9,000 employees worldwide following the Separation, which we expect will include approximately 3,500 employees in the United States and approximately 5,600 in other jurisdictions. We anticipate, that approximately 3,400 and 2,800 of these employees will be sales or manufacturing employees, respectively. Some of these employees are members of unions, works councils, trade associations or are otherwise subject to collective bargaining agreements, including approximately 50 union employees in the United States.

Properties

We have R&D operations co-located with certain of our manufacturing sites in Australia, Brazil, Belgium, Canada, Spain and the United States to facilitate the efficient transfer of production processes from our laboratories to manufacturing sites. In addition, we maintain R&D operations at non-manufacturing locations in Brazil, Belgium, China, India, and the United States. As part of the Separation, Pfizer will convey to us its interest in each of these R&D facilities. Our largest R&D facility is our owned United States research and development site located in Kalamazoo, Michigan, which represented approximately 1.4 million square feet. None of our other non-manufacturing sites was more than 0.2 million square feet.

The location of our principal executive offices will be determined prior to the consummation of this offering.

Following the Separation, our global manufacturing network will be comprised of 12 “anchor” and 14 “satellite” manufacturing sites and Pfizer will continue to manufacture products for us at 14 Pfizer sites located in 13 countries. The largest manufacturing site in our global manufacturing network is our manufacturing site located in Kalamazoo, MI, which represented approximately 0.6 million square feet. No other site in our global manufacturing network was more than 0.6 million square feet. In addition, our global manufacturing network will continue to be supplemented by approximately 200 CMOs. See “—Manufacturing and supply chain” and “Certain relationships and related party transactions—Relationship with Pfizer—Master manufacturing and supply agreement.”

We own or lease various additional properties for other business purposes including office space, warehouses and logistics centers. In addition, under the transitional services agreement, Pfizer will provide us with continued access to certain of its premises currently occupied by our employees.

We believe that our existing properties, as supplemented by manufacturing by CMOs, including Pfizer, and access to Pfizer facilities provided under the transitional services agreement are adequate for our current requirements and for our operations in the foreseeable future.

Environmental, health and safety

We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. These laws and regulations govern matters such as the emission and discharge of hazardous materials into the ground, air or water; the generation, use, storage, handling, treatment, packaging, transportation, exposure to, and disposal of hazardous and biological materials, including recordkeeping, reporting and registration requirements; and the health and safety of our employees. Due to our operations, these laws and regulations also require us to obtain, and comply with, permits, registrations or other authorizations issued by governmental authorities. These authorities can modify or revoke our permits, registrations or other authorizations and can enforce compliance through fines and injunctions.

Certain environmental laws, such as CERCLA, impose joint and several liability, without regard to fault, for cleanup costs on persons who have disposed of or released hazardous substances into the environment, including at third party sites or offsite disposal locations, or that currently own or operate (or formerly owned or operated)

sites where such a release occurred. In addition to clean-up actions brought by federal, state, local and foreign governmental entities, private parties could raise personal injury or other claims against us due to the presence of, or exposure to, hazardous materials on, from or otherwise relating to such a property.

We have made, and intend to continue to make, necessary expenditures for compliance with applicable environmental, health and safety laws and regulations. We are also a party to proceedings in which the primary relief sought is the cost of past and/or future remediation, or remedial measures to mitigate or remediate pollution. In connection with such proceedings, and otherwise, we are investigating and cleaning up environmental contamination from past industrial activity at certain sites, or financing other parties’ completion of such activities. However, we may not have identified all of the potential environmental liabilities relating to our current and former properties, or those liabilities associated with off-site disposal locations. Such liability could materially adversely affect our operating results and financial condition. Furthermore, regulatory agencies are showing increasing concern over the impact of animal health products and livestock operations on the environment. This increased regulatory scrutiny may necessitate that additional time and resources be spent to address these concerns in both new and existing products.

In connection with past acquisitions and divestitures, we have undertaken certain indemnification obligations that require us, or may require us in the future, to conduct or finance environmental cleanups at sites that we no longer own or operate. We have also entered into indemnification agreements in which we are being indemnified for various environmental cleanups; however, such indemnities are limited in both time and scope and may be further limited in the presence of new information, or may not be available at all.

While we cannot predict with certainty our future capital expenditures or operating costs for environmental compliance or remediation of contaminated sites, we have no reason to believe that they will have a material adverse effect on our operating results or financial condition.

Legal proceedings

We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of United States and foreign competition law, labor laws, consumer protection laws, and environmental laws and regulations, as well as claims or litigation relating to product liability, intellectual property, securities, breach of contract and tort. We operate in multiple jurisdictions and, as a result, a claim in one jurisdiction may lead to claims or regulatory penalties in other jurisdictions. We intend to defend vigorously against any pending or future claims and litigation. For a description of certain legal proceedings, see Notes to Combined Financial Statements—Note 15A. Commitments and Contingencies: Legal Proceedings and Notes to Unaudited Condensed Combined Financial Statements—Note 9A. Commitments and Contingencies: Legal Proceedings.

At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our combined results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially adversely affect our reputation, even if resolved in our favor.

Management

Directors and executive officers

The following table sets forth information regarding our directors, nominees for director and executive officers upon completion of this offering. Upon completion of this offering, our board of directors will consist of      members. Currently all of our directors are either employed by Pfizer or us, and therefore, none are considered independent under the applicable standards of the              and the Exchange Act. Prior to the completion of this offering, we expect to identify director nominees that will be independent under these standards. It is expected that each of our director nominees will become directors upon the consummation of this offering.

Name	Age	Position
Juan Ramón Alaix	61	Chief Executive Officer, Director

Richard A. Passov	54	Executive Vice President and Chief Financial Officer

Sandra J. Beaty	52	Executive Vice President of Corporate Affairs

Alejandro Bernal	39	Executive Vice President and Area President of the Europe, Africa and Middle East region

Heidi C. Chen	46	Executive Vice President and General Counsel

Catherine A. Knupp	52	Executive Vice President and President of Research and Development

Roxanne Lagano	48	Executive Vice President and Chief Human Resources Officer

Joyce J. Lee	40	Executive Vice President and Area President of the Canada and Latin America region

Clinton A. Lewis, Jr.	46	Executive Vice President and President of U.S. Operations

Kristin C. Peck	41	Executive Vice President and Group President

Stefan Weiskopf	52	Executive Vice President and Area President of the Asia Pacific region

Frank A. D’Amelio	54	Chairman and Director

Geno J. Germano	51	Director

Douglas E. Giordano	50	Director

Charles H. Hill	56	Director

Amy W. Schulman	51	Director

Set forth below is information concerning our directors and executive officers as of the date of this prospectus.

Juan Ramón Alaix has served as our Chief Executive Officer and director since July 2012 and as President of Pfizer’s animal health business unit since 2006. Mr. Alaix joined Pfizer in 2003 and held various positions, including Regional President of Central/Southern Europe for Pfizer’s pharmaceutical business. Mr. Alaix held various positions, including Market President, Spain at Pharmacia Spain from 1998 until its acquisition by Pfizer in 2003. Mr. Alaix currently serves as President and as a member of the board of directors and the executive committee of the International Federation for Animal Health.

Mr. Alaix’s experience described above, including his knowledge and leadership of our company, his business and management experience and his experience in the animal health industry, provides him with the qualifications and skills to serve as a director on our board.

Richard A. Passov has served as our Executive Vice President and Chief Financial Officer since July 2012 and as Senior Vice President and Treasurer for Pfizer since 2001. Mr. Passov joined Pfizer in 1997 and served as Assistant Treasurer from 1997 to 2001.

Sandra J. Beaty has served as our Executive Vice President of Corporate Affairs since October 2012 and as Senior Vice President of Public Affairs for Pfizer since December 2009. Ms. Beaty joined Pfizer in 1996 and held various positions, including Chief of Staff to the former Pfizer Chairman and CEO.

Alejandro Bernal has served as our Executive Vice President and Area President of the Europe, Africa and Middle East region since October 2012 and as Area President of that region for Pfizer’s animal health business unit since 2010. Mr. Bernal joined Pfizer in 2000 and held various positions, including Area President Canada and Latin America region; Regional Director of Southwest and Central Latin America; Division Director for Central America and Colombia; Swine and Poultry Team Leader for Mexico; and Swine Product Manager for Northern Latin America for Pfizer’s animal health business unit.

Heidi C. Chen has served as our Executive Vice President and General Counsel since October 2012 and as Vice President and Chief Counsel of Pfizer’s animal health business unit since 2009. Ms. Chen joined Pfizer in 1998 and held various legal and compliance positions, including lead counsel for Pfizer’s Established Products business unit.

Catherine A. Knupp has served as our Executive Vice President and President of Research and Development since October 2012 and as Vice President of Pfizer’s Veterinary Medicine Research and Development since September 2005. Dr. Knupp joined Pfizer in July 2001 and held various positions, including Vice President of Pfizer’s Michigan laboratories for Pharmacokinetics, Dynamics and Metabolism.

Roxanne Lagano has served as our Executive Vice President and Chief Human Resources Officer since October 2012 and as Senior Vice President, Pfizer Global Compensation, Benefits and Wellness for Pfizer since 2009. Ms. Lagano joined Pfizer in 1997 and held various positions, including Senior Director, Business Transactions, Pfizer Worldwide Human Resources.

Joyce J. Lee has served as our Executive Vice President and Area President of the Canada and Latin America region since October 2012 and as Area President of the same region for Pfizer’s animal health business unit since December 2010. Ms. Lee joined Pfizer in 2003 with the acquisition of Pharmacia and held various positions, including Vice President of Global Poultry and Vice President of Global Business Technology for Pfizer’s animal health business unit.

Clinton A. Lewis, Jr. has served as our Executive Vice President and President of U.S. Operations since October 2012 and as President of U.S. Operations for Pfizer’s animal health business unit since 2007. Mr. Lewis joined Pfizer in 1988 and held various positions across sales, marketing and general management including Senior Vice President of Sales, U.S.; General Manager, Pfizer Caribbean; and General Manager, U.S. Anti-Infectives.

Kristin C. Peck has served as our Executive Vice President and Group President since October 2012 and as Executive Vice President, Worldwide Business Development and Innovation for Pfizer since December 2010. Ms. Peck also served as a member of Pfizer’s Executive Leadership Team. Ms. Peck joined Pfizer in 2004 and held various positions, including Senior Vice President of Worldwide Business Development, Strategy and Innovation; Senior Vice President, Worldwide Strategy and Innovation; Vice President, Strategic Planning; Chief of Staff to the Vice Chairman; and Senior Director, Strategic Planning.

Stefan Weiskopf has served as our Executive Vice President and Area President of the Asia Pacific region, which expands to Australia and New Zealand, since October 2012 and as Area President of that region for Pfizer’s animal health unit since 2007. Mr. Weiskopf joined Pfizer in 1988 and held various positions, including Division Director Animal Health for Germany, Austria and Switzerland.

Frank A. D’Amelio has served as a member of our board since July 2012 and as Executive Vice President, Chief Financial Officer and Business Operations for Pfizer since December 2010. Mr. D’Amelio joined Pfizer in September 2007 and held various positions, including Senior Vice President and Chief Financial Officer.

From November 2006 to August 2007, Mr. D’Amelio held the position of Senior Executive Vice President of Integration and Chief Administrative Officer at Alcatel-Lucent, S.A. Mr. D’Amelio currently serves on the board of directors of Humana Inc. and is Chair of the Humana Inc. Audit Committee. Mr. D’Amelio also currently serves as a member of the National Advisory Board of JPMorgan Chase & Co.

Mr. D’Amelio’s experience described above, including his business, management and leadership experience and his experience serving on the board of another public company, provides him with the qualifications and skills to serve as a member of our board.

Geno J. Germano has served as a member of our board since July 2012 and as President and General Manager, Specialty Care and Oncology for Pfizer since December 2010. Mr. Germano joined Pfizer in October 2009 and held various positions, including President and General Manager, Specialty Care. From 2004, Mr. Germano held various positions with Wyeth, including President, U.S. Pharmaceuticals Business Units; Executive Vice President and General Manager for Wyeth Global Vaccines; Managing Director, Wyeth Australia and New Zealand; and Executive Vice President and General Manager of the Wyeth Pharmaceutical Business Unit, until Pfizer’s acquisition of Wyeth in October 2009.

Mr. Germano’s experience described above, including his business, operational and management experience and his many years of leadership roles in the pharmaceutical industry, provides him with the qualifications and skills to serve as a member of our board.

Douglas E. Giordano has served as a member of our board since July 2012 and as Senior Vice President, Worldwide Business Development for Pfizer since June 2010. Mr. Giordano joined Pfizer in 1991 and held various positions in finance, manufacturing, operations and business development, including Vice President, Worldwide Business Development; and Vice President, U.S. Planning and Business Development.

Mr. Giordano’s experience described above, including his knowledge of our company, his leadership experience, his experience in the pharmaceutical industry and his business development and management background, provides him with the qualifications and skills to serve as a member of our board.

Charles H. Hill has served as a member of our board since July 2012 and as Executive Vice President, Worldwide Human Resources for Pfizer since December 2010. Mr. Hill joined Pfizer in 1987 and held various positions, including Senior Vice President of Human Resources for Pfizer’s Worldwide Biopharmaceuticals Businesses; Vice President, Human Resources, Worldwide Pharmaceuticals Operations; Vice President, Human Resources, Pfizer Global Pharmaceuticals in the Europe/Canada, AfME (which includes South America, Central America, Mexico, Africa and the Middle East) and Latin America regions; Vice President, Corporate Finance; and Director of Human Resources, Health & Safety and Community Relations, Pfizer Global Manufacturing.

Mr. Hill’s experience described above, including his business and leadership experience, his experience in the pharmaceutical industry and his extensive experience as an executive officer at Pfizer, provides him with the qualifications and skills to serve as a director on our board.

Amy W. Schulman has served as a member of our board since July 2012, as Executive Vice President and General Counsel and President and General Manager, Nutrition for Pfizer since December 2010 and as Business Unit Lead, Consumer Healthcare for Pfizer since August 2012. Ms. Schulman joined Pfizer in June 2008 and held various positions, including Senior Vice President and General Counsel. Prior to joining Pfizer, from 1997 to June 2008, Ms. Schulman was a partner at DLA Piper LLP (US).

Ms. Schulman’s experience described above, including her business and leadership experience, her experience in the pharmaceutical industry and her legal expertise, provides her with the qualifications and skills to serve as a member of our board.

Composition of board; classes of directors

Upon completion of this offering, our board of directors will consist of          members.

After this offering, Pfizer will continue to beneficially own a majority of our outstanding common stock and we will be a “controlled company” under the corporate governance rules of the         . As a controlled company, we will be eligible for exemptions from some of the requirements of these rules, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that any corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that any compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of any corporate governance or compensation committees.

While Pfizer continues to control a majority of our outstanding common stock, we do not expect to have a majority of independent directors or corporate governance and compensation committees consisting entirely of independent directors and we will not be required to have written charters addressing these committees’ purposes and responsibilities or have annual performance evaluations of these committees. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these requirements after specified transition periods. Following the Distribution, if any, we may no longer be a “controlled company.”

Our board of directors is divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. At each annual meeting of our stockholders beginning in         , the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified.          and          will serve as class I directors whose terms expire at the 2014 annual meeting of stockholders.          and          will serve as class II directors whose terms expire at the 2015 annual meeting of stockholders.          and          will serve as class III directors whose terms expire at the 2016 annual meeting of stockholders.

Committees of the board of directors

The standing committees of our board of directors are described below.

Audit Committee

The Audit Committee will initially be composed of              (Chairman),              and             . We expect our board of directors to determine that          is independent under the applicable standards of the          and the Exchange Act.          qualifies as an “audit committee financial expert” as such term is defined in the regulations under the Exchange Act. We expect that the Audit Committee will comply with the applicable standards of the          and the Exchange Act. The Audit Committee is responsible for, among other things, the oversight of the integrity of our financial statements and system of internal controls, the qualifications and independence of our independent registered accounting firm and the performance of our internal auditor and independent auditor. The Audit Committee also has the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent registered public accounting firm. In addition, the Audit Committee will review reports from management, legal counsel and third parties relating to the status of compliance with laws, regulations and internal procedures. The Audit Committee will also be responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management.

A copy of our Audit Committee Charter will be available on our website upon consummation of this offering.

Corporate Governance Committee

The Corporate Governance Committee will initially be composed of          (Chairman),          and         . The Corporate Governance Committee is responsible for, among other things, matters of corporate governance and matters relating to the practices, policies and procedures of the board of directors, identifying and recommending candidates for election to our board of directors and each committee of our board of directors, and reviewing, at least annually, our corporate governance principles. The Corporate Governance Committee will also advise on and recommend director compensation, which will be approved by the full board of directors. As a “controlled company,” we will not be required to have a corporate governance committee comprised entirely of independent directors.

A copy of our Corporate Governance Committee Charter will be available on our website upon consummation of this offering.

Compensation Committee

The Compensation Committee will initially be composed of              (Chairman),              and             . The Compensation Committee is responsible for, among other things, reviewing and approving our overall compensation philosophy and overseeing the administration of related compensation benefit programs, policies and practices. The Compensation Committee is also responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers and evaluating their performance in light of these goals, reviewing the compensation of our executive officers and other appropriate officers, and administering our incentive and equity-based compensation plans. As a “controlled company,” we will not be required to have a compensation committee comprised entirely of independent directors.

A copy of our Compensation Committee Charter will be available on our website upon consummation of this offering.

Compensation Committee interlocks and insider participation

We do not have any interlocking relationships between any member of our Compensation Committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

Compensation discussion and analysis

Introduction

For purposes of this prospectus, our executive officers whose compensation is discussed in this compensation discussion and analysis, or CD&A, and who we refer to as our named executive officers, or NEOs, are Juan Ramón Alaix, Chief Executive Officer, or CEO, and Richard A. Passov, Executive Vice President and Chief Financial Officer, or CFO. We are currently in the process of determining the remainder of our senior management team, as well as the composition of the Compensation Committee of our board of directors and the philosophy and design of our compensation plans and programs. We will include the relevant disclosures in subsequent amendments to this prospectus.

Background

We currently operate as a business unit of Pfizer and will continue to do so until the completion of this offering. As a result, Pfizer has determined the compensation of our employees, including our NEOs, and will continue to do so until the completion of this offering. Accordingly, the compensation arrangements discussed in this CD&A are those of Pfizer. Because our NEOs were not executive officers of Pfizer, their cash compensation was initially determined by Pfizer’s senior management in accordance with the philosophy adopted by the Compensation Committee of Pfizer’s Board of Directors, but was not specifically determined or reviewed by the Compensation Committee of Pfizer’s Board of Directors.

Philosophy, goals and principles of Pfizer’s executive compensation program

Pfizer’s executive compensation philosophy, which is set by the Compensation Committee of Pfizer’s Board of Directors, is to align each executive’s compensation with Pfizer’s short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer’s long-term success. A significant portion of the total compensation opportunity for each of Pfizer’s executives (including our NEOs) is directly related to Pfizer’s stock price performance and to other performance factors that measure progress against the goals of Pfizer’s strategic and operating plans, as well as Pfizer’s performance against that of the pharmaceutical peer group described below.

Pfizer seeks to implement its compensation philosophy and achieve the goals of its program by following three key principles:

•	positioning total direct compensation and each compensation element at approximately the median of its peer companies, with emphasis on pharmaceutical companies with large market capitalization;

•	aligning annual short-term incentive awards with annual operating financial objectives; and

•	rewarding absolute and relative performance in total shareholder return through long-term equity incentive awards.

Pfizer’s executive compensation framework

In support of its compensation philosophy, Pfizer targets the median compensation values of both a peer group of pharmaceutical companies and a general industry comparator group to determine an appropriate total value and mix of pay for our executives. Pfizer’s Compensation Committee reviews these peer groups on an annual basis.

Pfizer’s pharmaceutical peer group for 2011 consisted of the following companies, which were selected based on their size and market capitalization and the complexity of their businesses, as well as the availability of comparative data. Pfizer’s Compensation Committee recognizes that while data is available on the performance of Pfizer’s non-U.S.-based peer companies, the compensation data is limited in terms of comparable benchmarks and other information as compared to peers based in the United States.

Pfizer’s 2011 pharmaceutical peer group

Abbott Laboratories	Johnson & Johnson
Amgen	Merck
AstraZeneca	Novartis
Bristol-Myers Squibb	Roche
Eli Lilly	Sanofi-Aventis
GlaxoSmithKline

The general industry comparator group for 2011 was selected by Pfizer’s Compensation Committee from other industry sectors based on the same criteria as described above.

Pfizer’s 2011 general industry comparator group

Alcoa	Honeywell
Altria Group	IBM
Boeing	Lockheed Martin
Caterpillar	PepsiCo
Chevron	Procter & Gamble
Coca-Cola	TimeWarner
Comcast	United Parcel Service
Dell	United Technologies
Dow Chemical	UnitedHealth Group
DuPont	Verizon
FedEx	Walt Disney
General Electric

Given the differences between Pfizer and us in industry focus, market capitalization and other factors that impact executive compensation, we expect that our Compensation Committee will select a different group of peer companies as described under “—Our anticipated compensation program following this offering.”

Applying Pfizer’s compensation framework to executive positions

Pfizer uses median compensation data for similar positions in its pharmaceutical peer and general industry comparator groups, as well as an evaluation of internal equity among Pfizer executives, as a guide in setting compensation targets for each of its executives, including our NEOs. Each compensation target is assigned a numbered salary grade to simplify the compensation administration process and help maintain internal equity.

Pfizer uses salary grades to determine the preliminary salary recommendation, target annual incentive award opportunity, and target long-term equity incentive award value for each executive position. Each salary grade is expressed as a range, with minimum, midpoint, and maximum salary levels. Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint, which is intended to approximate the bottom and top quartiles for positions assigned to that grade. This framework provides a guide for Pfizer’s Compensation Committee determinations. The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median.

Overview of Pfizer’s compensation program design

This section will explain how Pfizer determined the design of its 2011 executive compensation program as it relates to our NEOs, none of whom is a named executive officer of Pfizer.

Role of Pfizer’s compensation consultant. Since 2003, Pfizer’s Compensation Committee has engaged the firm of Frederic W. Cook & Co., represented by George Paulin, its Chief Executive Officer, as the Committee’s independent compensation consultant. Below are some of the consultant’s primary responsibilities:

•	advise Pfizer’s Compensation Committee on management proposals, as requested;

•	attend Pfizer’s Compensation Committee meetings;

•	review Pfizer’s compensation philosophy, peer group and competitive positioning and advise Pfizer’s Compensation Committee on their reasonableness and appropriateness;

•	review Pfizer’s executive compensation program and advise Pfizer’s Compensation Committee of plans or practices that might be changed to improve effectiveness;

•	review the selected peer group and survey data for competitive comparisons;

•	oversee and review survey data on executive pay practices and amounts that come before Pfizer’s Compensation Committee;

•	provide market data and recommendations on Chief Executive Officer compensation without prior review by management (except for necessary fact-checking); and

•	proactively advise Pfizer’s Compensation Committee on best-practice approaches for governance of executive compensation as well as areas of concern and risk in Pfizer’s program.

Elements of pay

Base salary. In accordance with Pfizer practice, base salaries for our NEOs have generally been determined by evaluating the responsibilities of the executive’s position, the executive’s experience and the competitive marketplace. The competitive marketplace has been determined with the use of survey data, as described under “—Role of Pfizer’s compensation consultant.” Future base salary adjustments for our NEOs are expected to take into account changes in the executive’s responsibilities, the executive’s performance and changes in the competitive marketplace.

Annual incentive plan. Eligible employees, including our NEOs, participate in Pfizer’s annual incentive program—the Global Performance Plan, or GPP. The GPP utilizes a funded pool based on Pfizer’s performance on three financial metrics: total revenues (revenues), weighted 40%; adjusted diluted earnings per share, weighted 40%; and cash flow from operations (cash flow), weighted 20%. The pool funding percentage ranges from 0% to 200% of target award levels; however, the pool is not funded unless performance exceeds a threshold level. Earned individual payouts also range from 0% to 200% of target and reflect allocations from the available earned pool based on corporate, business unit/function, and individual performance.

As indicated by the following table, Pfizer’s actual 2011 performance exceeded the targets for all three financial metrics.

Financial objective	Revenues	Adj. diluted EPS	Cash flow
2011 Threshold	$62.2 billion	$1.99	$13.3 billion
2011 Target	$66.8 billion	$2.20	$16.8 billion
2011 Achievement	$67.0 billion	$2.27	$17.5 billion

Our NEOs’ 2011 annual incentives were based on:

•	the financial performance of Pfizer (measured by revenues, adjusted diluted earnings per share and cash flow, as described above);

•	the financial performance of their respective business unit/function measured by annual budgets for revenues and income before adjustments;

•	the achievement of selected strategic and operational goals for their respective business unit/function; and

•	an assessment by Pfizer’s Chief Executive Officer of each executive’s individual performance.

The 2011 annual incentives for our NEOs were recommended by the appropriate member of Pfizer’s Executive Leadership Team (which includes the heads of Pfizer’s principal business and corporate functions, who report directly to Pfizer’s Chief Executive Officer). Our NEOs’ 2011 annual incentives were further reviewed and approved by Pfizer’s Chief Executive Officer. Annual incentives were based on target award levels (expressed as a percentage of salary midpoint) adjusted for corporate, business unit/function and individual performance. There was no specific weighting applicable. Awards ranged from 0% to 200% of target based on corporate, business unit and individual performance. Pfizer’s Compensation Committee was not involved in making the specific annual incentive awards to our NEOs.

The incentive awards earned by our NEOs under the GPP for 2011 are set forth in the “2011 summary compensation table.” The threshold, target and maximum incentive award opportunities for each of our NEOs for 2011 are set forth in the “2011 grants of plan-based awards table.”

2011 long-term equity incentives. A key element of Pfizer’s compensation program is long-term equity incentive awards granted under the Pfizer Inc. 2004 Stock Plan, as amended and restated, or the 2004 Stock Plan. In 2011, our employees received equity awards under the 2004 Stock Plan intended to:

•	align the interests of our executives with Pfizer’s stockholders;

•	focus our executives’ efforts on improving Pfizer’s total shareholder return, both on an absolute and relative basis; and

•	promote retention through the use of multi-year vesting schedules.

The 2011 grants to our NEOs were made in the form of (1) restricted stock units, or RSUs, (2) 5- and 7-year total shareholder return units, or TSRUs, and (3) performance share awards, or PSAs.

RSUs represent the right to receive shares of Pfizer common stock in the future, subject to continued service with Pfizer. Pfizer RSUs vest on the third anniversary of the date of grant. Dividend equivalent units, or DEUs, are accumulated during the vesting period. Both RSUs and DEUs are payable in shares of Pfizer common stock, and only on vesting.

TSRUs vest in three years and are settled on the fifth or seventh anniversary of the date of grant. The number of shares that may be earned for each TSRU is equal to the difference between the settlement price (the 20-day average of the closing prices of Pfizer common stock prior to settlement) and the grant price (the closing price of Pfizer common stock on the date of grant) plus the value of dividend equivalents accumulated over the term, subject to the results being positive.

PSAs vest in three years and provide an opportunity for executives to receive shares of Pfizer common stock contingent upon corporate performance in relation to the performance of the Pfizer pharmaceutical peer group over a designated period of time (generally, three years). The number of shares that may be earned under the PSAs over the performance period is based on Pfizer’s Total Shareholder Return, or TSR (defined as change in stock price plus dividends), relative to the TSR of the Pfizer pharmaceutical peer group and ranges from 0% to 200% of the initial award. Dividend equivalents are applied to the shares actually earned.

Prior to this offering, the amounts, terms and conditions of the equity awards granted to our NEOs have been determined by Pfizer. Our equity awards going forward will be determined by our Compensation Committee.

Employment and retirement benefits

Deferred compensation. Pfizer permits its executives, including our NEOs, to defer receipt of earned annual incentives and any shares earned under PSAs. Annual incentives may be deferred into either a Pfizer stock unit fund or a cash fund earning interest at 120% of the applicable federal long-term rate (which fluctuated between 3.16% and 5.05% in 2011). The Pfizer stock unit fund is credited with reinvested dividend equivalent units. PSAs may be deferred only into Pfizer common stock units. Certain RSUs are mandatorily deferred on vesting if payment would result in the loss of a tax deduction for Pfizer, see “—Tax deductibility of NEO compensation.”

Insurance plans. Pfizer provides a number of health and family security benefits, such as medical insurance, dental insurance, life insurance and long-term disability insurance. These benefits are available to all U.S. and Puerto Rico-based employees, including our NEOs, and are comparable to those provided by the companies in the Pfizer pharmaceutical and general industry comparator groups. These programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees, including our NEOs, and at the same time enhance Pfizer’s attractiveness as an employer of choice. The annual cost of benefits for each of our NEOs for these Pfizer benefits ranges from approximately $13,000 to $25,000.

Pension and savings plans. Pfizer maintains qualified defined benefit pension plans for the benefit of all its eligible U.S. and Puerto Rico-based employees, including our NEOs, hired prior to January 1, 2011. For those U.S. employees earning in excess of the Code limit ($245,000 for 2011), including our NEOs, Pfizer maintains related supplemental benefit restoration plans. The provisions and features of the qualified defined benefit pension plans and the related supplemental benefit restoration plans apply to all participants in those plans, including our NEOs. These plans are described in the narrative accompanying the “2011 pension benefits table” and the “2011 non-qualified deferred compensation table” below. Pfizer also maintains savings plans that permit participants to make pre-tax, after-tax and/or Roth contributions of a portion of their eligible pay, up to certain limits. In addition, Pfizer maintains non-qualified savings plans that permit eligible participants to make pre-tax contributions in excess of tax law limitations on qualified plans. Pfizer provides matching contributions with respect to employee contributions, up to certain limits. The provisions and features of the qualified savings plans and the related non-qualified supplemental savings plans apply to all participants in those plans, including our NEOs.

Post-employment compensation

Pfizer’s Senior Leadership Council Separation Plan, or the SLC Separation Plan, provides a competitive level of severance protection for certain senior executives to help Pfizer attract and retain key talent. The value of the severance benefits for our NEOs, determined as if employment involuntarily terminated on December 31, 2011, is shown in “—Estimated benefits upon termination.”

Our anticipated compensation program following this offering

The following section describes the compensation program we anticipate implementing for our senior executives, including our NEOs, following the completion of this offering. Pfizer has engaged Compensation Advisory Partners (CAP), on our behalf, to assist in designing our anticipated compensation program. Following the offering, our Compensation Committee is expected to retain its own compensation consultant to advise the Compensation Committee in its compensation planning decisions.

Zoetis Compensation Committee

Following this offering, our Compensation Committee, which will be appointed by our Board of Directors, will determine the appropriate compensation plans and programs for our executives. Our Compensation Committee will review and evaluate our executive compensation plans and programs to ensure they are aligned with our compensation philosophy.

Peer group analysis

Based upon the advice of CAP, we have identified the following eleven companies as our “core” peers:

Agilent Technologies Inc.	Life Technologies Corp.

Allergan Inc.	Mead Johnson Nutrition

Biogen Idec Inc.	Monsanto Co.

Covance Inc.	Mylan Inc.

Endo Health Solutions Inc.	Watson Pharmaceuticals Inc.

Forest Laboratories Inc.

Based on their sales and market capitalization, as well as the nature of their businesses, histories, industries and the availability of relevant comparative compensation data, we believe this core peer group is appropriate given the unique nature of our business and industry.

In addition to these eleven core peer companies, we have identified six additional companies (Bio-Rad Laboratories, Celgene, Hospira, Mettler-Toledo International, PerkinElmer, and Perrigo) that have similar sales and market capitalization, but do not have readily available comparative compensation data, that we will use as “supplemental” peer companies, as appropriate. We will utilize the proxy data for these supplemental peer companies for purposes of determining comparative compensation for certain of our executives.

In addition to the data from these peer companies, additional data from similarly-sized companies in life sciences and general industry may be used for benchmarking purposes to ensure robust data.

Proposed Zoetis 2013 equity and incentive plan

The following is a brief description of the material features of the proposed 2013 Equity and Incentive Plan (the “Equity Plan”). This description is qualified in its entirety by reference to the full text of the proposed Equity

Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. The Equity Plan is a comprehensive incentive compensation plan that will permit us to grant both equity-based and non-equity based compensation awards to employees of Zoetis (and its subsidiaries) and to our directors. The purpose of the plan is to attract, motivate and retain such persons and to encourage stock ownership by such persons, thereby aligning their interest with those of our stockholders.

The Equity Plan will be effective as of the offering. Unless earlier terminated, the Equity Plan will terminate on the tenth anniversary of the effective date, provided, however, that any grant that was made prior to the termination of the Equity Plan will remain outstanding in accordance with its terms.

Awards under the Equity Plan may be in the form of stock options, or other stock-based awards, including awards of restricted stock, restricted stock units and performance share awards. The Equity Plan also provides for the grant of cash awards. The following is a summary of the principal types of stock-based awards available under the Equity Plan:

•

Stock Options. Stock options represent the right to purchase shares of our common stock within a specified period of time at a specified price. The exercise price for a stock option will be not less than 100% of the fair market value of the common stock on the date of grant. Stock options will have a maximum term of ten years from the date of grant. Stock options granted may include those intended to be “incentive stock options” within the meaning of Section 422 of the Code.

•

Restricted Stock and Restricted Stock Units. Restricted stock is a share of our common stock that is subject to a risk of forfeiture or other restrictions that will lapse subject to the recipient’s continued employment, the attainment of performance goals, or both. Restricted stock units represent the right to receive shares of our common stock in the future (or cash determined by reference to the value of our common stock), subject to the recipient’s continued employment, the attainment of performance goals, or both.

•

Performance-Based Awards. Our Compensation Committee may grant performance awards, which may be awards of a specified cash amount or may be equity-based awards. Generally, performance awards will require satisfaction of pre-established performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria as a condition of awards vesting or being settled. Performance may be measured over a period of any length specified by our Compensation Committee.

•

Other Equity-Based or Cash-Based Awards. Our Compensation Committee will be authorized to grant awards in the form of other equity-based awards or other cash-based awards, as deemed to be consistent with the purposes of the Equity Plan. The maximum value of the aggregate payment with respect to cash-based awards under the Equity Plan in respect of an annual performance period will be $            .

The maximum number of shares reserved for the grant or settlement of awards under the Equity Plan is             million, and not more than             million shares may be granted to any participant under the Equity Plan in any twelve-month period, subject in each case to adjustment in the event of a dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange or other similar corporate transaction. Any shares subject to awards that are cancelled, forfeited or otherwise terminated without the issuance of shares will again be available for grants under the Equity Plan.

Our Compensation Committee will administer the Equity Plan, which will include designating participant eligibility; selecting the types of awards to be granted; determining the terms and conditions of awards, including the number of shares, the purchase price of awards (if applicable), and restrictions and performance goals relating to any award; establishing the time when the awards and/or restrictions become exercisable, vest or lapse; determining whether options will be incentive stock options; and making all other determinations deemed necessary or advisable for the administration of the Equity Plan. Our Compensation Committee may grant awards that, in the event of a “change in control” of Zoetis, become fully vested and/or exercisable.

Under the Equity Plan, awards generally will be nontransferable other than by will or by the laws of descent and distribution. However, our Compensation Committee, in its sole discretion, may grant transferable nonqualified stock options or other transferable awards.

Our Compensation Committee may grant dividend equivalent rights. These are rights to payments equal in value to the amount of dividends paid on a specified number of shares. These amounts may be in the form of cash or rights to receive additional awards or additional shares equal in value to the cash amount.

Our Board of Directors, on the recommendation of our Compensation Committee, may amend, alter or discontinue the Equity Plan, but no amendment, alteration or discontinuation will be made that would impair the rights of a participant under any award previously granted without such participant’s consent. In addition, stockholder approval may be required with respect to certain amendments, due to stock exchange rules or requirements of applicable law. The Board of Directors may amend or terminate the Equity Plan, but may not, without the prior approval of our stockholders, increase the maximum number of shares of common stock that may be issued under the Equity Plan or the number of shares of common stock that may be issued to any one participant; extend the term of the Equity Plan or of options granted under the Equity Plan; grant options with an exercise price below the fair market value of the common stock on the date of grant; or take any other action that requires stockholder approval to comply with any tax or other regulatory requirement.

In order to provide incentive and retention for our employees going forward, we expect to make grants of stock options and restricted stock units under the Equity Plan to our NEOs and other employees, with the allocation between award types, option exercise prices and vesting periods of these awards to be determined by our Compensation Committee. It is not feasible to identify the amounts and terms of the awards to be granted to our NEOs or other executives as this time.

Stock ownership and holding requirements

Zoetis intends to adopt share ownership guidelines for our NEOs. Our guidelines are expected to require Mr. Alaix to hold Zoetis shares with a value of         times his annual base salary and that all remaining senior executives hold Zoetis shares with a value of         times their respective base salaries, before they can sell any shares upon the exercise of options or the vesting of restricted stock units. Once these share ownership guidelines are attained, the executive must retain         % of all net shares acquired following any subsequent option exercises or vesting of restricted stock units for a period of         year. Our NEOs will have          years following the completion of this offering to meet our share ownership guidelines.

Clawback policy

We are developing a clawback policy whereby our Compensation Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives where a payment is predicated upon the achievement of specified financial results that are the subject of a subsequent restatement. Where applicable, we may seek to recover any amount determined to have been inappropriately received by the individual executive officer. In addition, we expect that all of the equity incentive awards that we grant will contain such compensation recovery provisions. Our Compensation Committee will monitor the regulatory developments related to clawbacks and expects to modify its policy, to the extent necessary, once final rules are issued.

Hedging policy

We intend to adopt a policy prohibiting any of our directors or employees, including the NEOs, from “hedging” their ownership in shares of our common stock or other equity-based interests in our company, including by engaging in short sales or trading in derivative securities relating to our common stock.

Tax deductibility of NEO compensation

Section 162(m) of the Code, generally disallows a tax deduction to public corporations for compensation greater than $1 million paid in any fiscal year to the CEO and four other most highly compensated executive officers, other than the CFO, as of the end of any fiscal year. None of the compensation paid to our NEOs in 2011 was subject to the limitations on deductibility under Section 162(m), because our NEOs were not among the executives of Pfizer who were subject to Section 162(m).

We generally intend to structure our equity-based and cash-based incentive awards to meet the exception under Section 162(m) for “performance-based” compensation, taking advantage of transitional rules under Section 162(m) that will apply to Zoetis, such that these amounts are fully deductible for tax purposes. RSUs do not qualify as “performance-based” compensation. Consequently, certain of our NEOs will be required to defer the receipt of RSUs. However, to maintain flexibility in compensating our executives, we do not have a policy requiring compensation to be deductible.

Compensation tables

Unless otherwise stated, the compensation tables included in this section reflect amounts paid or payable or awards granted to our NEOs by Pfizer under Pfizer’s compensation plans and programs. Following the completion of this offering, the NEOs will receive compensation and benefits under our compensation programs and plans.

2011 summary compensation table

Name and principal position	Year	Salary ($)		Bonus ($)	Stock awards(2) ($)	Option awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Change in pension value and non- qualified deferred compensation earnings(5) ($)	All other compensation(6) ($)	Total ($)
Juan Ramón Alaix Chief Executive Officer	2011	566,075			412,106	368,983	400,000	687,446	57,658	2,492,268
Richard A. Passov Executive Vice President and Chief Financial Officer	2011	591,700	(1)		332,519	297,732	335,000	589,014	44,148	2,190,113

(1)	The amount shown in the “Salary” column for Mr. Passov includes a one-time lump sum merit payment of $18,000.
(2)	The amounts shown in this column represent the aggregate grant date fair values for the RSUs and PSAs granted in 2011. Further information regarding the 2011 awards is included in the “2011 grants of plan-based awards table” and “2011 outstanding equity awards at fiscal year-end table.” The aggregate grant date fair values of the PSAs reflected in this column are the target payouts based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the 2011 PSAs would be as follows: Mr. Alaix—$461,520, and Mr. Passov—$372,390. Additional information related to the PSAs is included in “—2011 long-term equity incentives.” The aggregate grant date fair values have been determined based on the assumptions and methodologies set forth in Pfizer’s 2011 Financial Report (Note 13, Share-Based Payments).
(3)	The amounts shown in this column represent the aggregate grant date fair values of the TSRUs awarded in 2011. The aggregate grant date fair values have been determined based on the assumptions and methodologies set forth in Pfizer’s 2011 Financial Report (Note 13, Share-Based Payments).
(4)	The amounts shown in this column represent annual cash incentive awards made to the NEOs under the GPP.

(5)	Pfizer does not pay “above market” interest on non-qualified deferred compensation to employees; therefore, this column reflects pension accruals only. The 2011 pension accrual amounts represent the difference between the December 31, 2011 and December 31, 2010 present values of age 65 accrued pensions under the Pfizer Retirement Plan and supplemental retirement plan, based on the pension plan assumptions for each year, as shown in the footnotes to the “Pension plan assumptions table.” Further information regarding pension plans is included in the “2011 pension benefits table.”
(6)	The amounts shown in this column represent the sum of Pfizer’s Savings Plan and Supplemental Savings Plan matching contributions and for Mr. Alaix, gross-up payments of—$68 related to taxes due on the Healthy Pfizer health assessment credit; $3,442 related to taxes due on relocation benefits; and $2,069 related to taxes due on guest travel to a motivational sales force award meeting. The savings plan matching contributions include matching funds under the Pfizer Savings Plan (a tax-qualified retirement savings plan) and under the related Supplemental Savings Plan. These plans are discussed in more detail in the “2011 non-qualified deferred compensation table.”

The following “2011 grants of plan-based awards table” provides additional information about non-equity incentive awards and long-term incentive awards granted to our NEOs by Pfizer during the year ended December 31, 2011. The long-term incentive awards were made under the 2004 Stock Plan, as amended and restated, and are described in “—2011 long-term equity incentives.”

2011 grants of plan-based awards table

Name (A)	Grant date (B)	Estimated future payouts under non-equity incentive plan awards						Estimated future payouts under equity incentive plan awards
		Threshold ($) (C)		Target ($) (D)		Maximum ($) (E)		Threshold (#) (F)		Target (#)(1) (G)		Maximum (#) (H)		All other stock awards: number of shares of stock or units(1) (#) (I)	All other TSRU awards: number of securities underlying TSRUs(1) (#) (J)	Exercise or base price of TSRU awards ($/Sh) (K)	Grant date fair value of stock and TSRUs(2) ($) (L)
Juan Ramón Alaix	2/24/2011	0	(3)	338,100	(3)	676,200	(3)								42,348	18.90	186,331
															35,058	18.90	182,652
														9,595			181,346
								3,166	(4)	9,595	(4)	19,190	(4)				230,760

Richard A. Passov	2/24/2011	0	(3)	253,100	(3)	506,200	(3)								34,171	18.90	150,352
															28,288	18.90	147,380
														7,742			146,324
								2,555	(4)	7,742	(4)	15,484	(4)				186,195

(1)	The PSA and RSU award values were converted to units using the Pfizer closing stock price of $18.89 on February 22, 2011; the 5-Year and 7-Year TSRU values were converted using $4.28, and $5.17, respectively, the estimated value using the Monte Carlo Simulation model as of February 22, 2011.
(2)	The amounts shown in this column represent the award values as of the grant dates. The values of RSUs, PSAs and 5-Year and 7-Year TSRUs are shown at the respective fair values of $18.90, $24.05, $4.40 and $5.21, as of February 24, 2011.
(3)	The amounts represent the threshold, target and maximum non-equity incentive plan awards under the GPP for 2011.
(4)	The amounts represent the threshold, target, and maximum share payouts under the Pfizer Performance Share Award Program for the January 1, 2011—December 31, 2013 performance period. The payment for threshold performance ranges from 0% to 33% of target.

The following table summarizes the equity awards Pfizer made to our NEOs that were outstanding as of December 31, 2011.

2011 outstanding equity awards at fiscal year-end table

Name (A)		Option/SAR/TSRU awards(2)							Stock awards(2)
	Grant date/ perfor- mance share period(1)	Number of securities underlying un-exercised options exercisable (#) (B)	Number of securities under- lying un- exercised options un- exercisable (#) (C)	Number of securities under- lying un- exercised SARs/ TSRUs vested (#)(B)	Number of securities under- lying un- exercised SARs/ TSRUs unvested (#) (C)	Equity incentive plan awards: number of securities under- lying un-exercised unearned options (#)(D)	Option/ SAR/ TSRU exercise price ($) (E)	Option/ SAR/ TSRU expiration date (F)	Number of shares or units of stock that have not vested (#) (G)	Market value of shares or units of stock that have not vested ($) (H)	Equity incentive plan awards: number of un-earned shares, units or other rights that have not vested (#) (L)	Equity incentive plan awards: market or payout value of un-earned shares, units or other rights that have not vested ($) (J)
Juan Ramón Alaix	1/4/2002	51,715					28.05	1/3/2012
	4/30/2003	49,000					30.74	4/29/2013
	2/26/2004	40,000					37.15	2/25/2014
	2/24/2005	49,500					26.20	2/23/2015
	2/23/2006	80,000					26.20	2/22/2016
	2/22/2007	63,500					25.87	2/21/2017
	2/28/2008			23,595			22.55	2/28/2013
	2/26/2009				38,557		12.70	2/26/2014	13,090	283,268
	12/31/2009				37,473		18.19	12/31/2014	10,459	226,333
	2/25/2010				36,599		17.69	2/25/2015	9,744	210,860
	2/24/2011				42,348		18.90	2/24/2016	9,896	214,149
	2/24/2011				35,058		18.90	2/24/2018
	1/1/2009- 12/31/2011										11,680	252,755
	1/1/2010- 12/31/2012										9,053	195,907
	1/1/2011- 12/31/2013										9,595	207,636

Richard A. Passov	2/28/2002	60,000					41.30	2/27/2012
	2/27/2003	70,000					29.33	2/26/2013
	2/26/2004	80,000					37.15	2/25/2014
	2/24/2005	79,000					26.20	2/23/2015
	2/23/2006	97,000					26.20	2/22/2016
	2/22/2007	63,000					25.87	2/21/2017
	2/28/2008			36,946			22.55	2/28/2013
	2/26/2009				40,423		12.70	2/26/2014	13,724	296,987
	2/26/2009								11,823	255,850
	2/25/2010				32,939		17.69	2/25/2015	8,770	189,783
	2/24/2011				34,171		18.90	2/24/2016	7,984	172,774
	2/24/2011				28,288		18.90	2/24/2018
	1/1/2009- 12/31/2011										12,246	265,003
	1/1/2010- 12/31/2012										8,148	176,323
	1/1/2011- 12/31/2013										7,742	167,537

(1)	For better understanding of the data in this table, we have included an additional column showing the grant date of stock options, Stock Appreciation Rights/Total Shareholder Return Units, or SARs/TSRUs, and RSUs and the associated performance period for the PSAs.

(2)	Stock options become exercisable in accordance with the vesting schedule below:

Grant date	Vesting
1/4/2002	1/3 per year in years 1, 2, and 3
2/28/2002	1/3 per year in years 3, 4 and 5
2/27/2003	1/3 per year in years 3, 4 and 5
4/30/2003	Full vesting after 3 years
2/26/2004	1/3 per year in years 3, 4 and 5
2/24/2005	Full vesting after 3 years
2/23/2006	Full vesting after 3 years
2/22/2007	Full vesting after 3 years

SARs/TSRUs vest and are settled in accordance with the schedule below:

Grant date	Vesting
2/28/2008	Full vesting after 3 years and settled after 5 years
2/26/2009	Full vesting after 3 years and settled after 5 years
12/31/2009	Full vesting after 3 years and settled after 5 years
2/25/2010	Full vesting after 3 years and settled after 5 years
2/24/2011	Full vesting after 3 years and settled after 5 years or 7 years

RSUs vest in accordance with the schedule below:

Grant date	Vesting
2/26/2009	Full vesting after 3 years
12/31/2009	Full vesting after 3 years
2/25/2010	Full vesting after 3 years
2/24/2011	Full vesting after 3 years(4)

(3)	This RSU grant represents the portion of the 2008 Short-Term Incentive Award, or STI Shift Award paid in the form of RSUs, as elected by the executive (see footnote 4 to the “2011 option exercises and stock vested table”).
(4)	If an executive is subject to, or is likely to be subject to, Section 162(m) of the Code, the RSUs are mandatorily deferred.

The following “2011 option exercises and stock vested table” provides additional information about the value realized by the NEOs on option award exercises, the vesting of stock/unit awards and the STI Shift Award payouts (see footnote 4 below) during the year ended December 31, 2011.

2011 option exercises and stock vested table

	Option awards		Restricted stock/ restricted stock units			Performance shares 2009-2011 paid February 2012(1)				STI Shift award
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Number of shares withheld to cover taxes (#)	Value realized on vesting(3) ($)	Number of shares acquired on vesting (#)		Number of shares withheld to cover taxes (#)	Value realized on vesting(3) ($)	Value realized on vesting(4) ($)
Juan Ramón Alaix			6,810	2,442	131,034	12,959	(2)	0	274,472	215,000
Richard A. Passov			10,664	3,863	205,191	13,587		4,922	287,773	175,500

(1)	The PSAs were determined based on relative TSR performance over the 2009-2011 performance period and were paid in February 2012.
(2)	Delivery of these shares was deferred per Mr. Alaix’s election.
(3)	The RSUs vested on February 28, 2011 at $19.24. The PSAs vested on February 26, 2012 at $21.18.
(4)	The amounts shown in this column represent the payout from the February 24, 2011 STI Shift Award paid 100% in cash. STI Shift Awards were granted by Pfizer prior to 2011. Payouts under these awards were based on annual performance and were payable in either 50% cash and 50% RSUs, or 100% in cash or 100% in RSUs, at the election of the recipient.

The following “2011 pension benefits table” shows the present value of accumulated benefits payable to each of our NEOs under the Pfizer Consolidated Pension Plan, or the Pfizer Retirement Plan, which for 2011 retained the pension formula under the Pfizer Retirement Annuity Plan, or the PRAP, and the related non-funded Pfizer Supplemental Retirement Plan, or the Supplemental Retirement Plan.

2011 pension benefits table

Name	Plan name	Number of years of credited service (#)	Present value of accumulated benefit(1) ($)	Payments during last fiscal year ($)
Juan Ramón Alaix(2)	Pfizer Retirement Plan	13	520,958	0
	Supplemental Retirement Plan		1,938,666	0
Richard A. Passov	Pfizer Retirement Plan	14	412,352	0
	Supplemental Retirement Plan		1,595,186	0

(1)	The present value of these benefits is based on the December 31, 2011 assumptions as shown below, used in determining Pfizer’s annual pension expense for fiscal 2012.
(2)	Amounts shown here for Mr. Alaix will be offset by retirement benefits accrued under the Plan de Pensiones de los Empleados de Pharmacia Spain, S.A. during his service with Pfizer in Spain (formerly Pharmacia Spain) from July 1998 until August 2003. A portion of this accrued benefit was transferred to an individual account in accordance with Spanish pension regulations and the remainder of the benefit is payable under an insurance contract in the form of an annuity calculated at age 65.

The Pfizer retirement plan

The Pfizer Retirement Plan is a funded, tax-qualified, non-contributory defined benefit pension plan that covers certain employees, including our NEOs, hired prior to January 1, 2011.

Pfizer Retirement Plan (PRAP formula) and Supplemental Retirement Plan. Benefits under the Pfizer Retirement Plan (PRAP formula) are based on the employee’s years of service and highest average earnings for a five calendar-year period and are payable after retirement in the form of an annuity or a lump sum.

Benefits under the Pfizer Retirement Plan are calculated as an annuity equal to the greater of:

•	1.4% of the employee’s highest final average earnings for a five-year calendar period multiplied by years of service; and

•	1.75% of such earnings less 1.5% of the primary Social Security benefit multiplied by years of service.

Years of service under these formulas cannot exceed 35.

Compensation covered by the Pfizer Retirement Plan and the related Supplemental Retirement Plan for Messrs. Alaix and Passov for 2011 equals the sum of the amounts set forth for 2011 in the “Salary” and “Non-equity incentive plan compensation” columns of the “2011 summary compensation table.” Covered compensation for Mr. Passov also includes restricted stock awards granted on or prior to April 26, 2001. After the payment of the awards for the five-year period ended on December 31, 2004, no further performance-based share awards are included in the determination of pensions under the Pfizer Retirement Plan or the Supplemental Retirement Plan.

General. Contributions to the Pfizer Retirement Plan are made entirely by Pfizer and are paid into a trust fund from which benefits are paid.

The amount of annual earnings that may be considered in calculating benefits under the Pfizer Retirement Plan is limited by law. For 2011, the annual limitation was $245,000. The Code also limits the amount of pension that can be paid under the Pfizer Retirement Plan to a 2011 annual maximum of $195,000, payable at age 65 in accordance with the Code requirements. Under the Supplemental Retirement Plan, Pfizer provides, out of its general assets, amounts substantially equal to the difference between the amount that may be paid under the Pfizer Retirement Plan and the amount that would be paid in the absence of these Code limits. The Supplemental Retirement Plan is non-funded.

The present value of accumulated benefits has been computed based on the assumptions as of December 31, 2011 in the following table, which were used in developing Pfizer’s financial statement disclosures:

Pension plan assumptions(1)

Assumptions as of	12/31/2011
Discount Rate	5.10% for qualified pension plans, 5.00% for non-qualified pension plans

Lump Sum Interest Rate	1.90% for annuity payments expected to be made during first 5 years; 4.30% for payments made between 5 and 20 years; and 5.10% for payments made after 20 years prior.

Percent Electing Lump Sum	80%/70%(2) - Pfizer

Mortality Table for Lumps Sums	For Pfizer, unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7-15 years).

Mortality Table for Annuities	Separate annuitant and non-annuitant rates for the 2012 plan year, as set forth in regulation 1.412(l)(7)-1

(1)	These assumptions are also used to determine the change in pension value in the 2011 Summary Compensation Table.
(2)	80% relates to the Pfizer Retirement Plan and 70% relates to the Supplemental Retirement Plan. Only applies to the extent the executive is eligible to receive a lump sum.

Early retirement provisions. Under the Pfizer Retirement Plan and Supplemental Retirement Plan, the normal retirement age is 65. Under the Pfizer Retirement Plan (PRAP formula), if a participant terminates employment with an age and years of service combination equal to or greater than 90, the employee is entitled to receive either an annuity or a lump sum that is unreduced under the terms of the Pfizer Retirement Plan or the Supplemental Retirement Plan for early payment. If an employee retires on or after age 55 with 10 or more years of service, that participant may elect to receive either an early retirement annuity payment reduced by 4% per year (prorated for partial years) for each year between benefit commencement and age 65, or such amount in a lump sum payment. If an employee does not satisfy any of the above criteria and has three years of vesting service under the Retirement Plan, that participant may elect to receive an annuity starting on or after age 55, which is reduced by 6% per year for each year (prorated for partial years) prior to age 65; a lump sum payment is not available.

The following “2011 non-qualified deferred compensation table” summarizes activity during 2011 and account balances in the various Pfizer non-qualified savings and deferral plans for our NEOs. The following plans and programs permit the executives to defer amounts previously earned on a pre-tax basis: Pfizer’s Non-Funded Deferred Compensation and Supplemental Savings Plan, or the PSSP; Pfizer’s Deferred Compensation Plan for GPP, PSAs, and STI Shift Awards. RSUs are also subject to mandatory deferral if the executive is subject to, or is likely to be subject to, Section 162(m) of the Code. The PSSP is a non-qualified supplemental savings plan that provides for the deferral of compensation that otherwise could have been deferred under the related tax-qualified 401(k) plans but for the application of certain Code limitations and for company matching contributions based on the executive’s contributions. Other than the matching contributions (and the earnings thereon) in the PSSP, the account balances in these plans are generally attributable to deferrals of previously earned compensation and the earnings on those amounts.

2011 non-qualified deferred compensation table(1)

Name	Plan(2)	Executive contributions in 2011 ($)	Company contributions in 2011 ($)	Aggregate earnings in 2011 ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at 12/31/11 ($)
Juan Ramón Alaix	PSSP	119,832	33,703	49,873		871,859
	Deferred GPP	177,198		40,301		984,754
	Deferred PSA	31,639		295,121		1,334,676
	Deferred STI	215,000		25,477		645,781

	Total:	543,669	33,703	410,772		3,837,070

Richard A. Passov	PSSP	142,340	32,027	120,665		2,268,238
	Deferred GPP
	Deferred PSA			364,044		1,631,806

	Total:	142,340	32,027	484,709		3,900,044

(1)	Contribution amounts reflected in this table are reflected in the “2011 summary compensation table.” Aggregate earnings are not reflected in the “2011 summary compensation table.”
(2)	The PSSP contributions were based on the executive’s deferral election and the salary shown in the “2011 summary compensation table,” as well as annual incentive awards paid in 2011, previously reported.

Pfizer savings plans

Pfizer provides the Pfizer Savings Plan, or the Savings Plan, to U.S.-based employees of Pfizer and the PSSP to employees who meet the eligibility requirements, including our NEOs. Contribution amounts are reflected in the “2011 summary compensation table.” Earnings have not been included. These plans are described below.

The Savings Plan is a tax-qualified retirement savings plan. Participating employees may contribute up to 20% of “regular earnings” on a before-tax basis, Roth 401(k) basis and after-tax basis, into their Savings Plan accounts. “Regular earnings” for the Savings Plan include both salary and bonus or annual incentive awards. In addition, under the Savings Plan, Pfizer generally matches an amount equal to one dollar for each dollar contributed by participating employees on the first 3% of their regular earnings, and fifty cents for each additional dollar contributed on the next 3% of their regular earnings. Matching contributions generally are invested in Pfizer common stock. Plan participants have the ability to immediately diversify the matching contribution investments.

Pursuant to tax law limitations, effective for 2011, the Pfizer Savings Plan limits the “additions” that can be made to a participating employee’s account to $49,000 per year. “Additions” include Pfizer matching contributions, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

The tax law limits the amounts that may be allocated to tax-qualified savings plans and the amount of compensation that can be taken into account in computing benefits under the Savings Plan. The 2011 maximum before-tax and Roth 401(k) contribution limit was $16,500 per year (or $22,000 per year for eligible participants age 50 and over). In addition, no more than $245,000 of annual compensation may be taken into account in computing benefits under the Savings Plan.

The PSSP is intended to pay, out of the general assets of Pfizer, an amount substantially equal to the difference between the amount that would have been allocated to an employee’s account as before-tax contributions, Pfizer matching contributions and the amount actually allocated under the Savings Plan if the limits described in the preceding paragraph did not exist. Under the PSSP, participants can elect to defer up to 20% of eligible wages on a before-tax basis. Generally, under the PSSP, participants can elect to receive payments as a lump sum or in one to twenty annual installments following termination from service. Participants who do not make an election receive lump sum payments. In certain circumstances, Pfizer has established and funded trusts to secure its obligations to make payments under the PSSP.

Amounts deferred, if any, under the PSSP by the NEOs for 2011 are included in the “Salary” and “Non-equity incentive plan compensation” columns of the “2011 summary compensation table.” In the “2011 non-qualified deferred compensation table,” PSSP values are shown for each NEO. Executive contributions reflect the percent of salary and bonus the executive has elected to defer under the PSSP. The Pfizer matching contributions are shown in the “Company contributions” column of the table. For the NEOs, Pfizer’s matching contributions under the Savings Plan and the PSSP are shown in the “All other compensation” column of the “2011 summary compensation table.” The “Aggregate Earnings” column in the table above represents the amount by which the PSSP balance changed in the past fiscal year, net of employee and employer contributions.

Estimated benefits upon termination

The following table shows the estimated benefits payable upon a hypothetical termination of employment under Pfizer’s SLC Separation Plan and under various termination scenarios as of December 31, 2011. Severance benefits under the SLC Separation Plan are subject to the execution of a release agreement.

Estimated benefits upon various termination scenarios

Name	Severance(1) (A) ($)	Other(2) (B) ($)	Termination without cause		Termination on change in control		Death or disability
			Long-term award payouts(3) (C) ($)	Total (A+B+C) ($)	Long-term award payouts(4) (D) ($)	Total (A+B+D) ($)	Long-term award payouts(5) ($)
Juan Ramón Alaix	912,300	19,790	1,964,994	2,897,084	2,713,004	3,645,094	2,713,004
Richard A. Passov	826,800	22,916	1,769,602	2,619,318	2,436,916	3,286,632	2,436,916

(1)	These amounts represent severance equal to one year’s pay (defined as base salary and target bonus). These amounts do not include payments, if any, under the GPP. However, the individual would receive a pro rata portion of his or her targeted award under the GPP.
(2)	These amounts represent Pfizer’s cost of 12 months of active employee health and life insurance coverage.
(3)	These amounts represent the value of long-term incentive awards which vest on termination of employment without cause due to restructuring using the Pfizer closing stock price of $21.64 on December 31, 2011.
(4)	These amounts represent the value of long-term incentive awards which vest following a change in control using the Pfizer closing stock price of $21.64 on December 31, 2011.
(5)	These amounts represent the value of long-term incentive awards which vest on termination of employment due to death or disability using Pfizer’s closing stock price of $21.64 on December 31, 2011.

The NEOs are eligible for the following potential payments upon death, disability, retirement and a change in control, as described below:

Payments made upon disability. Under the Pfizer flexible benefits program, eligible employees, are provided with company-paid long-term disability coverage of 50% of total pay, and may buy an increased level of coverage of up to 70% of total pay, subject to a $500,000 annual benefit limit. Through December 31, 2011, if the employee was vested in the Pfizer Retirement Plan, those benefits continued to accrue while receiving disability benefits and health and life insurance coverage was continued. Beginning January 1, 2012, health and life insurance benefits will be provided for 24 months and Pfizer Retirement Plan benefits will not continue to accrue to those who begin to receive long-term disability benefits.

Under the Long-Term Incentive Program, in the event of disability, PSAs are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are settled on the fifth or seventh anniversary of the date of grant; and outstanding stock options continue to vest and become exercisable for the full option term, provided the executive remains permanently and totally disabled.

Payments made upon death. Under the Pfizer flexible benefits program, eligible employees, have the ability to purchase life insurance benefits of eight times pay (subject to evidence of insurability requirements) up to a maximum of $4.0 million. Pfizer provides an amount equal to base pay with a maximum cap of $2.0 million paid by Pfizer. The deceased executive’s pension and deferred compensation are also payable in accordance with the plans and the executive’s election.

Under the Long-Term Incentive Program, in the event of death, PSAs are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are immediately settled; and outstanding stock options are exercisable for the remainder of the option term if the participant is eligible for retirement; if not, the stock options remain exercisable for up to two years.

Payments made upon retirement. Under the Long-Term Incentive Program, if a participant retires (after attaining age 55 with at least 10 years of service) after the first anniversary of the grant date, RSUs are prorated based on service subsequent to the grant date; SARs/TSRUs continue to vest and are settled on the fifth or seventh anniversary of the grant date; and outstanding stock options are exercisable for the full term of the option. PSAs are prorated at the end of the performance period if the participant is employed through December 31 of the year of grant. If the retirement takes place prior to the first anniversary of the grant date, these long-term awards are forfeited. Based on age and years of service, Mr. Alaix is the only NEO eligible for retirement treatment and would receive $1,772,567 under his long-term awards as of December 31, 2011 in the event of his retirement.

See “—Employment and retirement benefits” for further information on health care, retirement and savings plan benefits under Pfizer’s plans.

Payments made upon change in control. Under the Long-Term Incentive Program, if a participant’s employment is terminated within 24 months of a change in control, PSAs are paid out at target; RSUs are paid in full; unvested SARs/TSRUs vest and are immediately settled; vested SARs/TSRUs are settled on the fifth or seventh anniversary of the date of grant; and outstanding stock options are exercisable for the remainder of the option term.

Director compensation

We are currently developing a compensation program for members of our board of directors other than those who are employed by Pfizer or us. We will include the relevant disclosures in subsequent amendments to this prospectus.

Principal and selling stockholder

The following table sets forth certain information regarding beneficial ownership of our common stock as of                     , 2012, and as adjusted to reflect the sale of the shares of Class A common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

For U.S. securities law purposes, Pfizer, in its capacity as selling stockholder, is offering all the shares of our Class A common stock it owns. Instead of selling shares of our Class A common stock directly to the underwriters for cash, Pfizer will first exchange the shares of our Class A common stock to be sold in this offering with affiliates of certain of the underwriters, referred to herein as the debt exchange parties, for outstanding indebtedness of Pfizer held by the debt exchange parties. The debt exchange parties will then sell the shares to the underwriters for cash. This debt-for-equity exchange will occur on the settlement date of this offering immediately prior to the settlement of the debt exchange parties’ sale of the shares to the underwriters. If the underwriters exercise their option to purchase additional shares of Class A common stock from the debt exchange parties, Pfizer will convert shares of Class B common stock into shares of Class A common stock and exchange such shares of Class A common stock with the debt exchange parties. The debt exchange parties will then sell such shares of Class A common stock to the underwriters for cash. This debt-for-equity exchange will occur on the settlement date of such option exercise immediately prior to the settlement of the debt exchange parties’ sale of such shares to the underwriters. See “Underwriting—The debt-for-equity exchange.” Prior to completion of this offering, we will be a wholly-owned subsidiary of Pfizer.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Pfizer, 235 East 42nd Street, New York, New York 10017. We have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own.

Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Common stock beneficially owned prior to the completion of this offering				Common stock beneficially owned following the completion of this offering
	Class A common stock		Class B common stock		Class A common stock		Class B common stock
Name of beneficial owner	Number of shares	Percentage of class	Number of shares	Percentage of class	Number of shares	Percentage of class	Number of shares	Percentage of class
5% Beneficial Owner:
Pfizer Inc.

Directors and Executive Officers:
Juan Ramón Alaix
Richard A. Passov
Frank A. D’Amelio
Geno J. Germano
Douglas E. Giordano
Charles H. Hill
Amy W. Schulman
Directors and executive officers as a group ( persons)

Certain relationships and related party transactions

Relationship with Pfizer

Prior to the completion of this offering, all of our outstanding shares of common stock will be owned by Pfizer. Immediately following the completion of this offering, Pfizer will own 100% of our outstanding Class B common stock and no shares of our Class A common stock, giving Pfizer     % of the economic interest and combined voting power in shares of our outstanding common stock other than with respect to the election of directors and     % of the combined voting power of our outstanding common stock with respect to the election of directors (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). See “Risk factors—Risks related to our relationship with Pfizer” and “The Separation and Distribution transactions.”

In connection with this offering and the Separation, we and Pfizer will enter into, or have entered into, certain agreements that will effect the Separation of our business from Pfizer and provide a framework for our relationship with Pfizer after this offering and the Separation. The following is a summary of the terms of the material agreements that we intend to enter into, or have entered into, with Pfizer prior to the completion of this offering.

Of the agreements summarized below, the material agreements will be filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements.

Global separation agreement

We intend to enter into a global separation agreement with Pfizer prior to or concurrently with the completion of this offering. This global separation agreement will govern certain pre-offering transactions, as well as the relationship between Pfizer and us following this offering and the Separation.

Transitional services agreement

Historically, Pfizer has provided us significant corporate and shared services and resources related to corporate functions such as executive oversight, risk management, information technology, accounting, audit, manufacturing, intellectual property, legal, human resources, tax, treasury, procurement and other services, which we refer to collectively as the Pfizer services. The transitional services agreement will become operative prior to the completion of this offering and the Pfizer services will continue for an initial term of              to              years, unless earlier terminated or extended according to the terms of the transitional services agreement.

We will pay Pfizer mutually agreed-upon fees for the Pfizer services, which will be based on Pfizer’s cost of providing the Pfizer services. We estimate that the aggregate annual fees we will pay initially will be about $         per year.

Tax matters agreement

We intend to enter into a tax matters agreement prior to or concurrently with the completion of this offering. The tax matters agreement with Pfizer will govern Pfizer’s and our respective rights, responsibilities and obligations after this offering with respect to taxes for certain tax periods.

Research and development collaboration and license agreement

Prior to or concurrently with the completion of this offering, we will enter into an R&D collaboration and license agreement with Pfizer, pursuant to which Pfizer will grant us rights to conduct research, development and commercialization using portions of Pfizer’s proprietary compound library and database. Had this agreement been in place for the year ended December 31, 2011, we estimate that we would have paid Pfizer a total of approximately $         under the terms of this agreement.

Employee matters agreement

We will enter into an employee matters agreement with Pfizer prior to or concurrently with this offering. The employee matters agreement will govern Pfizer’s, our and the parties’ respective subsidiaries’ and affiliates’ rights, responsibilities and obligations after this offering with respect to the following matters in the United States:

•	employees and former employees (and their respective dependents and beneficiaries) who are or were associated with Pfizer, us or the parties’ respective subsidiaries or affiliates;

•	the allocation of assets and liabilities generally relating to employees, employment or service-related matters and employee benefit plans; and

•	other human resources, employment and employee benefits matters.

Master manufacturing and supply agreements

We have entered into two master manufacturing and supply agreements with Pfizer. Under one of these agreements, Pfizer will manufacture and supply us with animal health products, which we refer to as the Pfizer-supplied products. Under this agreement, our manufacturing and supply chain leadership will have oversight responsibility over product quality and other key aspects of the manufacturing process with respect to the Pfizer-supplied products. For a list of the Pfizer sites that will manufacture and supply us with the Pfizer-supplied products pursuant to this agreement and a list of manufacturing sites that will be transferred to us pursuant to the global separation agreement, see “Business—Manufacturing and supply chain.” Under the other agreement, we will manufacture and supply Pfizer with human health products, which we refer to as the Zoetis-supplied products. Only our Kalamazoo manufacturing site will manufacture Zoetis-supplied products. Following the termination of the lease agreements related to our Guarulhos manufacturing site and subject to the receipt of various regulatory approvals in Brazil, we expect that the Guarulhos site may also manufacture Zoetis-supplied products pursuant to this agreement. See “—Brazil Agreements.” We do not expect that any of our other sites will manufacture products for Pfizer.

Under the agreement related to the Pfizer-supplied products, our supply price is Pfizer’s costs plus a percentage markup. Subject to limited exceptions, during the two years following the completion of this offering, the markup will be 0% and, for the remainder of the term of the agreement, the markup will be 15%. The cost of each Pfizer-supplied product is subject to annual review, and there is a year-end true-up mechanism with respect to differences between budgeted and actual amounts. The agreement related to the Zoetis-supplied products contains reciprocal payment provisions pursuant to which Pfizer will make payments related to the Zoetis-supplied products.

These agreements will expire five years following the completion of this offering, with limited exceptions. In addition, these agreements require that Pfizer or us, as the case may be, use commercially reasonable efforts to develop the capabilities and facilities to manufacture the applicable products on its own behalf or to establish alternative sources of supply reasonably prior to expiration of the applicable agreement. The party purchasing products under the agreement may terminate the agreement with respect to any manufacturing site upon at least six months’ prior notice. Also, either party may terminate for customary reasons, including for material breach of the other party (subject to a 90-day cure period) or for a force majeure event affecting the other party that continues for at least 30 days.

Environmental Matters Agreement

We intend to enter into an environmental matters agreement with Pfizer prior to or concurrently with the completion of this offering. The environmental matters agreement will address Pfizer’s and our respective rights, responsibilities and obligations after this offering with respect to certain environmental matters.

Screening services agreement

Prior to or concurrently with the completion of this offering, we will enter into an agreement with Pfizer pursuant to which we will provide high throughput screening services to Pfizer’s R&D organization. Pfizer will pay us agreed-upon fees for these services.

Intellectual property license agreements

Prior to or concurrently with the completion of this offering, we will enter into various license agreements with Pfizer, pursuant to which (i) Pfizer will license to us the right to use certain intellectual property rights in the animal health field, and (ii) we will license to Pfizer the right to use certain of our intellectual property rights in the human health field. In addition, Pfizer will grant to us a transitional license to use certain of Pfizer’s trademarks for a period of time following the completion of this offering.

Registration rights agreement

Prior to or concurrently with the completion of this offering, we will enter into a registration rights agreement with Pfizer pursuant to which we will grant Pfizer and its affiliates certain registration rights with respect to our common stock owned by them.

Brazil agreements

The Guarulhos, Brazil manufacturing site is currently a mixed-use plant producing animal health and human health products. Prior to the completion of this offering, the Guarulhos site and certain equipment used therein will be conveyed by Pfizer to one of our subsidiaries. Contemporaneously with the conveyance, we and Pfizer will enter into agreements entitled “private instrument of non-residential lease agreement and others” and “private instrument of lease agreement movable assets and others,” whereby the site and equipment will be leased back to Pfizer and Pfizer will continue to operate the site.

Local market distribution agreements

In many markets throughout the world, the regulatory process of transferring marketing authorizations and product registrations for animal health products to Zoetis legal entities will not be completed for several months following the completion of this offering. In many of those markets, we expect to enter into distribution agreements with Pfizer legal entities to enable continued sales of the impacted products in such markets until the regulatory process is completed.

Policy concerning related person transactions

Prior to the consummation of this offering, our board of directors will adopt a written policy, which we refer to as the related person transaction approval policy, for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest. This policy was not in effect when we entered into the transactions described above.

Each of the agreements between us and Pfizer and its subsidiaries that have been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy. If a related person, other than Pfizer and its affiliates, proposes to enter into such a transaction, arrangement or relationship, which we refer to as a related person transaction, the related person must report the proposed related person transaction to the chairman of our Audit Committee for so long as the controlled company exception applies and the Corporate Governance Committee thereafter (for purposes of this section only, we refer to each of these committees as the Committee). The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Committee. In approving or rejecting such proposed transactions, the Committee will be required to consider relevant facts and circumstances. The Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the Committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such Committee member may be counted in determining the presence of a quorum at the meeting of the Committee at which such transaction is considered. If we become aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the Committee. The Committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the Committee to consummate a related person transaction, the chairman of the Committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the Committee at its next regularly scheduled meeting.

A copy of our related person transaction approval policy will be available on our website upon consummation of this offering.

Description of certain indebtedness

We intend to enter into certain financing arrangements prior to or concurrently with this offering.

Description of capital stock

In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. Copies of the forms of our amended and restated certificate of incorporation and by-laws are filed as exhibits to the registration statement of which this prospectus forms a part. The provisions of our certificate of incorporation and by-laws and relevant sections of the Delaware General Corporation Law, or the DGCL, are summarized below. The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and by-laws and is subject to the applicable provisions of the DGCL.

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, consisting of              shares of Class A common stock, par value $0.01 per share, and              shares of Class B common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. Upon the completion of this offering, we will have              shares of Class A common stock outstanding,                  shares of Class B common stock outstanding and no shares of preferred stock outstanding.

Common stock

Our certificate of incorporation provides that, except with respect to voting rights and conversion rights applicable to the Class B common stock, the Class A common stock and Class B common stock will have identical rights, powers, preferences and privileges.

Voting rights

On all matters submitted to a vote of stockholders other than election of directors, holders of Class A common stock and Class B common stock will each be entitled to one vote per share. With respect to election of directors, holders of Class A common stock will be entitled to one vote per share while holders of Class B common stock will be entitled to ten votes per share.

No common stockholder will be entitled to exercise any right of cumulative voting.

Conversion rights

Each share of Class B common stock held by Pfizer or a subsidiary of Pfizer will be convertible at any time at the option of the holder, but only to the extent such holder is Pfizer or a subsidiary of Pfizer, into one share of Class A common stock. Subject to the paragraph below, each share of Class B common stock held by any holder other than Pfizer will not be convertible at any time into any shares of Class A common stock. Shares of our Class A common stock are not convertible into any other shares of our capital stock.

Our board of directors may in the future propose to convert Class B common stock to Class A common stock on a share-for-share basis, subject to approval by our stockholders. If the proposal is approved by our board of directors and presented to our stockholders, a vote by (i) a majority of the shares of Class A common stock and Class B common stock, voting together as a single class, and (ii) a majority of the shares of the Class B common stock, voting as a separate class, is and will be required for the proposal to be approved. There will be no binding commitment by the board to, and it is possible that our board of directors may not elect to, consider the issue or resolve to present any such proposal to our stockholders at any stockholders’ meeting. Moreover, if presented, our stockholders may not approve any such conversion.

Dividends

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock and Class B common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Other rights

Upon the liquidation, dissolution or winding up of our company, the holders of our common stock will be entitled to receive their ratable share of our net assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. If we enter into a reorganization or into any merger, share exchange, consolidation or combination with one or more other entities (whether or not our company is the surviving entity), each holder of Class A common stock shall receive the same kind and amount of consideration received by a holder of Class B common stock, and each holder of Class B common stock shall receive the same kind and amount of consideration received by a holder of Class A common stock, upon such reorganization, merger, share exchange, consolidation or other combination. Holders of our common stock will have no preemptive, subscription or redemption rights. The outstanding shares of our common stock are fully paid and non-assessable.

Amendment of certificate of incorporation

For so long as any shares of Class A common stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class A common stock, amend, alter or repeal any provision of our certificate of incorporation so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Class A common stock as compared to those of the Class B common stock.

For so long as any shares of Class B common stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class B common stock, amend, alter or repeal any provision of our certificate of incorporation so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Class B common stock as compared to those of the Class A common stock.

For the foregoing purposes, any alteration or change with respect to, and any provision for, the voluntary, mandatory or other conversion or exchange of the Class B common stock into or for Class A common stock on a one-for-one basis will be deemed not to adversely affect the rights of the Class A common stock.

Preferred stock

Our board of directors will have the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

Anti-takeover effects of provisions of our certificate of incorporation and by-laws, and of delaware law

The rights of our stockholders and related matters are governed by the DGCL, our certificate of incorporation and by-laws, certain provisions of which may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest by means of a tender offer or proxy contest or removal of our incumbent officers or directors. These provisions may also adversely affect prevailing market prices for our common stock. However, we believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Classified board of directors

Our certificate of incorporation will provide that our board of directors will be classified with approximately one-third of the directors elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors which we would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated class I, class II and class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board.          and          will serve as class I directors whose terms expire at the 2014 annual meeting of stockholders.          and          will serve as class II directors whose terms expire at the 2015 annual meeting of stockholders.          and          will serve as class III directors whose terms expire at the 2016 annual meeting of stockholders or, in each case, upon such director’s earlier death, resignation or removal. At each annual meeting of stockholders beginning in 2014, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their successors are duly elected and qualified. In addition, if the number of directors is changed, any increase or decrease will be apportioned by the board of directors among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation or disqualification of a director or other cause will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.

Dual-class structure

As discussed above, our Class B common stock will have ten votes per share with respect to election of directors, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of our stock which is publicly traded immediately after this offering, will have only one vote per share with respect to such matters. On all matters submitted to a vote of stockholders other than election of directors, holders of Class A common stock and Class B common stock will each be entitled to one vote per share. Immediately following the completion of this offering, Pfizer will own 100% of our outstanding Class B common stock and no shares of our Class A common stock, giving Pfizer     % of the economic interest and combined voting power in shares of our outstanding common stock other than with respect to the election of directors and     % of the combined voting power of our outstanding common stock with respect to the election of directors (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). Because of our dual-class structure, Pfizer will be able to control the election of our directors even if it and its affiliates come to own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential takeover or other change of control transaction that other stockholders may view as beneficial.

Stockholder action by written consent; special meetings

Our certificate of incorporation will permit stockholders to take action by written consent in lieu of an annual or special meeting until the first date on which Pfizer ceases to beneficially own a majority of the total voting power of the outstanding shares of all classes of capital stock entitled to vote (on matters other than the election of directors) if such consent or consents, in writing, setting forth the action so taken, is signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Otherwise, stockholders will only be able to take action at an annual or special meeting called in accordance with our by-laws.

Our by-laws will provide that special meetings of stockholders may only be called by:

•	the chairman of the board, or

•	by the chairman of the board or by our corporate secretary at the request in writing of a majority of the board of directors.

Advance notice requirements for stockholder proposals related to director nominations

Our by-laws will contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures will provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. If no annual meeting was held in the previous year, then a stockholder’s notice, in order to be considered timely, must be received by our corporate secretary not later than the later of the close of business on the 90th day prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made. Stockholder nominations for the election of directors at a special meeting at which directors are elected must be received by our corporate secretary no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth some information related to the stockholder giving the notice and to the beneficial owner, if any, on whose behalf the nomination is being made, including:

•	the name and address of that stockholder and any beneficial owner, if any, and of any holder of record of the stockholder’s shares as they appear on our books;

•

the class and number of shares of each class of our capital stock which are owned beneficially and of record by that stockholder or by the beneficial owner, if any, as of the date of the stockholder’s notice, and a representation that the stockholder will notify us in writing of the class and number of such shares owned of record and beneficially by each such person as of the record date for the meeting not later than five business days following the later of the record date or the date notice of the record date is first publicly disclosed and the name of each nominee holder of shares of our stock owned but not of record by such person or any affiliates or associates of such person, and the number of shares of stock held by such nominee holder;

•

a description of any transaction, agreement, arrangement or understanding with respect to such nomination between or among the stockholder and any beneficial owner and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the stockholder will notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting not later than five business days following the later of the record date or the date notice of the record date is first publicly disclosed;

•

a description of any transaction, agreement, arrangement or understanding (including any derivatives, swaps, warrants, short positions, profit interests, options, hedging transactions, borrowed or loaned shares or other transactions) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, the stockholder or any beneficial owner or any of its affiliates or associates, and a representation that the stockholder will notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting not later than five business days following the later of the record date or the date notice of the record date is first publicly disclosed;

•

a representation that the stockholder is a holder of record or beneficial owner of shares of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that nomination before the meeting;

•

a representation whether the stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of outstanding shares of our stock required to elect the nominee and/or otherwise to solicit proxies from stockholders in support of the nomination; and

•

any other information relating to the stockholder or beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for election of directors pursuant to the Exchange Act, and the rules and regulations promulgated thereunder.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. We may require any proposed nominee to furnish such other information as we may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of Zoetis or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

As to each person whom the stockholder proposes to nominate for election as a director, the stockholder’s notice will set forth:

•	the name, age, business and residence address, and the principal occupation and employment of the person;

•	the class and number of shares of each class of our capital stock which are owned beneficially or of record by the person;

•

a statement whether such nominee, if elected, intends to tender, promptly following such person’s failure to receive the required vote for election or reelection at the next meeting at which such person would face election or reelection, an irrevocable resignation effective upon acceptance of such resignation by the board of directors;

•

a completed and signed questionnaire, representation and agreement with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is made; and

•

any other information relating to the nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for election of directors pursuant to the Exchange Act, and the rules and regulations promulgated thereunder.

The stockholder providing the notice is required to update and supplement such notice as of the record date of the meeting.

Supermajority voting

From and after the first date on which Pfizer ceases to beneficially own a majority of the total voting power of the outstanding shares of all classes of our capital stock entitled to vote (on matters other than the election of directors), the vote of the holders of not less than 80% of the votes entitled to be cast is required to amend our by-laws and the provisions relating to conflicts of interest and our classified board in our certificate of incorporation. The foregoing provisions may discourage attempts by others to acquire control of us without negotiation with our board of directors. This enhances our board of directors’ ability to attempt to promote the interests of all of our stockholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our stockholders.

Anti-takeover legislation

As a Delaware corporation, we will be subject to the restrictions under Section 203 of the DGCL regarding corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not wholly-owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting stock.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, Pfizer and its affiliates have been approved as an interested stockholder and therefore are not subject to Section 203. For so long as Pfizer owns a majority of the voting shares entitled to be cast in elections of directors, and therefore has the ability to designate a majority of our board of directors, directors designated by Pfizer to serve on our board of directors would have the ability to pre-approve other parties, including potential transferees of Pfizer’s shares of our company, so that Section 203 would not apply to such other parties.

Undesignated preferred stock

The authority possessed by our board of directors to issue preferred stock with voting or other rights or preferences could be potentially used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The provision in our certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Forum selection clause

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any actual or purported derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any or our directors or officers to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any other action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above.

Certificate of incorporation provision relating to corporate opportunities and interested directors

In order to address potential conflicts of interest between us and Pfizer, our certificate of incorporation will contain provisions regulating and defining the conduct of our affairs as they may involve Pfizer and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with Pfizer. In general, these provisions recognize that we and Pfizer may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and Pfizer will continue to have contractual and business relations with each other, including officers and directors of Pfizer serving as our directors.

Our certificate of incorporation will provide that, subject to any contractual provision to the contrary, Pfizer will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	doing business with any of our customers; or

•	employing or otherwise engaging any of our officers or employees.

Under our certificate of incorporation, neither Pfizer nor any officer or director of Pfizer, except as described in the following paragraph, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our certificate of incorporation will provide that Pfizer is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Pfizer and us, and Pfizer will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Pfizer pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director or officer of Pfizer learns of a potential transaction or matter that may be a corporate opportunity for both us and Pfizer, the certificate of incorporation will provide that the director or officer:

•	will have fully satisfied his or her fiduciary duties to us and our stockholders with respect to that corporate opportunity;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of Pfizer’s actions with respect to that corporate opportunity;

•	will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our certificate of incorporation; and

•

will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom for purposes of our certificate of incorporation, if he or she acts in good faith in a manner consistent with the following policy:

•

a corporate opportunity offered to any of our officers who is also a director, but not an officer, of Pfizer will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as a director of Pfizer, in which case that opportunity will belong to Pfizer;

•

a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or an officer of Pfizer will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to Pfizer; and

•

a corporate opportunity offered to any of our officers who is also an officer of Pfizer will belong to Pfizer, unless that opportunity is expressly offered to that person solely in his or her capacity as our officer, in which case that opportunity will belong to us.

For purposes of the certificate of incorporation, “corporate opportunities” will include business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Pfizer or its officers or directors will be brought into conflict with our self-interest. After such time that Pfizer ceases to own 20% of votes entitled to be cast on matters other than elections of directors by the holders of the then outstanding shares of our common stock, the provisions of the certificate of incorporation described in this paragraph will become inoperative. Thereafter, the approval or allocation of corporate opportunities would depend on the facts and circumstances of the particular situation analyzed under the corporate opportunity doctrine. The Delaware courts have found that a director or officer may not take a business opportunity for his own if: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation’s line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the director or officer will thereby be placed in a position inimicable to his duties to the corporation. On the other hand, a director or officer may take a corporate opportunity if: (1) the opportunity is presented to the director or officer in his individual and not his corporate capacity; (2) the opportunity is not essential to the corporation; (3) the corporation holds no interest or expectancy in the opportunity; and (4) the director or officer has not wrongfully employed the resources of the corporation in pursuing or exploiting the opportunity. A director or officer may also “present” an opportunity to the board of directors of a corporation to determine whether such opportunity belongs to the corporation and thereby be protected from inference of usurpation of corporate opportunity.

The certificate of incorporation will also provide that no contract, agreement, arrangement or transaction between us and Pfizer will be void or voidable solely for the reason that Pfizer is a party to such agreement and Pfizer and its directors and officers:

•	will have fully satisfied and fulfilled its fiduciary duties to us and our stockholders with respect to the contract, agreement, arrangement or transaction;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of entering into, performance or consummation of any such contract, agreement, arrangements or transaction;

•	will be deemed to have acted in good faith and in a manner it reasonably believed to be in, and not opposed to, the best interests of us for purposes of the certificate of incorporation; and

•	will be deemed not to have breached its duty of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom for purposes of the certificate of incorporation; if:

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to our board of directors or the committee of our board that authorizes the contract, agreement, arrangement or transaction and our board of directors or that committee in good faith authorizes the contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors;

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to the holders of our shares entitled to vote on such contract, agreement, arrangement or transaction and the contract, agreement, arrangement or transaction is specifically approved in good faith by vote of the holders of a majority of the votes entitled to be cast by the holders of our common stock then outstanding not owned by Pfizer or a related entity; or

•	the contract, agreement, arrangement or transaction, judged according to the circumstances at the time of the commitment, is fair to us.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have consented to these provisions of the certificate of incorporation.

Limitation of liability of directors

Our certificate of incorporation will provide that none of our directors will be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our certificate of incorporation will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our certificate of incorporation will also include provisions for the indemnification of our directors and officers to the fullest extent authorized or permitted by law. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Listing

We intend to apply for listing of our Class A common stock on the             under the symbol “        .”

Transfer agent and registrar

The transfer agent and registrar for our common stock is             .

Shares eligible for future sale

We cannot predict with certainty the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price prevailing from time to time. We also cannot predict with certainty whether or when the Distribution will occur or if Pfizer will otherwise sell its remaining shares of our common stock. The sale of substantial amounts of our common stock in the public market or the perception that such sales could occur could adversely affect the prevailing market price of the Class A common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of Class A common stock and              shares of Class B common stock outstanding. As a result of the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144, described below, our common stock will be available for sale in the public market as follows:

Number of shares	Date
shares of Class A common stock	On the date of this prospectus.
shares of Class A common stock	At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
shares of Class B common stock	At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Sale of restricted shares

All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. Immediately following the completion of this offering, Pfizer will own 100% of our outstanding Class B common stock and no shares of our Class A common stock, giving Pfizer     % of the economic interest and combined voting power in shares of our outstanding common stock other than with respect to the election of directors and     % of the combined voting power of our outstanding common stock with respect to the election of directors (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). Shares held by Pfizer will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreements described below, Pfizer will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our common stock.

S-8 registration statement

We intend to file a registration statement on Form S-8 to register the issuance of an aggregate of              shares of our Class A common stock reserved for issuance under our equity incentive and stock purchase programs to be adopted in connection with this offering. Such registration statement will become effective upon filing with the SEC, and shares of our common stock covered by such registration statement will be eligible for resale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described in this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months immediately preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year, would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our Class A common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Lock-up agreements

We, our officers and directors and Pfizer have agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except that Pfizer may dispose of our common stock that it owns pursuant to the underwriters’ option to purchase additional shares. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

Registration rights

Pursuant to the registration rights agreement, Pfizer can require us to effect the registration under the Securities Act of shares of our common stock that it will own after this offering. See “Certain relationships and related party transactions—Relationship with Pfizer—Registration rights agreement.”

Material United States federal income and estate tax

consequences to non-U.S. holders

The following is a summary of material United States federal income and estate tax consequences of the purchase, ownership and disposition of Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership or any other entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations (“Treasury Regulations”) to be treated as a United States person.

This summary is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with tax considerations resulting from the Distribution or with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to holders that are subject to special treatment under the United States federal income tax laws (including a holder that is a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot provide assurance that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Non-U.S. holders that are partners of a partnership holding Class A common stock should consult their tax advisors.

Non-U.S. holders considering the purchase of Class A common stock should consult their own tax advisors concerning the particular United States federal income and estate tax consequences of the ownership of the Class A common stock, as well as the consequences arising under the laws of any other taxing jurisdiction.

Dividends

Distributions paid on Class A common stock will be taxable as dividends to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Dividends paid to a non-U.S. holder of Class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on disposition of common stock

Any gain realized on the disposition of Class A common stock by a non-U.S. holder generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period for Class A common stock and such non-U.S. holder held (at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period) more than 5% of Class A common stock.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we have not been and are not currently a “United States real property holding corporation” for United States federal income tax purposes; however, no assurance can be given that we will not become one in the future. If, however, we are or become a “United States real property holding corporation,” so long as Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds, or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) more than 5% of Class A common stock will be subject to United States federal income tax on the disposition of Class A common stock. Non-U.S. holders should consult their own tax advisors about the consequences that could result if we are, or become, a “United States real property holding corporation.”

United States federal estate tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Additional withholding requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of Class A common stock paid after December 31, 2012 (subject to recently released proposed Treasury Regulations providing that the withholding taxes under this new legislation will not apply to payments of dividends prior to January 1, 2014 and payments of proceeds from the sale or other dispositions of stock prior to January 1, 2015) to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

Underwriting

The debt exchange parties are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as joint book running managers of the offering and as representatives of the underwriters. We, Pfizer and the debt exchange parties have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the debt exchange parties have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC

Total

The underwriters are committed to purchase all the shares of Class A common stock offered if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, the underwriters have an option to buy up to             additional shares of Class A common stock from the debt exchange parties to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. If the underwriters exercise the option to purchase additional shares as described above, the debt exchange parties will acquire these additional shares from Pfizer in exchange for debt obligations of Pfizer held by the debt exchange parties and sell the additional shares to the underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, on behalf of the underwriters, have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to the debt exchange parties per share of Class A common stock. The underwriting discounts and commissions are $             per share. The following table shows the per share and total underwriting discounts and commissions assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share		Total
	Without option exercise	With full option exercise	Without option exercise	With full option exercise
Underwriting discounts and commissions paid by the debt exchange parties(1)	$	$	$	$

(1)	The debt exchange parties will acquire the total number of shares being sold in this offering, including any shares sold pursuant to the underwriters’ option to purchase additional shares, in the debt-for-equity exchange. For purposes of determining the amount of Pfizer indebtedness that Pfizer will receive from the debt exchange parties in exchange for such shares, Pfizer expects that the debt obligations will be valued at the fair market value on the date of this prospectus (or, in the case of shares sold pursuant to the underwriters’ option, on the date of the debt-for-equity exchange for such shares), and the aggregate fair market value of the debt obligations to be exchanged will equal the aggregate initial public offering price of such shares less the aggregate underwriting discounts and commissions for such shares, each as shown on the cover page of this prospectus. Pfizer may be deemed to have paid such underwriting discounts and commissions for U.S. securities law purposes.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold hereunder. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Pfizer, our directors and executive officers, and our stockholders have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We, Pfizer and the debt exchange parties have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our Class A common stock approved for listing on the             under the symbol “     .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from the debt exchange parties, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the              , in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us, Pfizer, the debt exchange parties and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to Pfizer and its affiliates, including us, and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for Pfizer, us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, affiliates of              are expected to be the debt exchange parties in the debt-for-equity exchange described below for which they will receive fees in the amount of $         million.

The debt-for-equity exchange

It is expected that Pfizer, the debt exchange parties and, for limited purposes, we, will enter into a debt-for-equity exchange agreement. Under the debt-for-equity exchange agreement, subject to certain conditions, the debt exchange parties, as principals for their own account, will exchange debt obligations of Pfizer held by the debt exchange parties for the shares of our Class A common stock to be sold in this offering. The debt exchange parties will then sell the shares to the underwriters for cash. This debt-for-equity exchange will occur on the settlement date of this offering immediately prior to the settlement of the debt exchange parties’ sale of the shares to the underwriters. If the underwriters exercise their option to purchase additional shares of Class A common stock from the debt exchange parties, Pfizer will convert shares of Class B common stock into shares of Class A common stock and exchange such shares of Class A common stock with the debt exchange parties. The debt exchange parties will then sell such shares of Class A common stock to the underwriters for cash. This debt-for-equity exchange will occur on the settlement date of such option exercise immediately prior to the settlement of the debt exchange parties’ sale of such shares to the underwriters.

We expect that the debt exchange parties will hold indebtedness of Pfizer having an aggregate principal amount of at least $         based on a maximum assumed initial public offering price of $         per share, which is the high point of the price range set forth on the cover of this prospectus. The amount of indebtedness of Pfizer held by the debt exchange parties is expected to be sufficient to acquire all of the shares of our Class A common stock to be sold in this offering, inclusive of the shares of our Class A common stock that may be sold pursuant to the underwriters’ option to purchase additional shares. In the debt-for-equity exchange, the debt exchange parties will acquire the total number of shares being sold in this offering. For purposes of determining the amount of Pfizer indebtedness that Pfizer will receive from the debt exchange parties in exchange for such shares, Pfizer expects that the debt obligations will be valued at the fair market value on the date of this prospectus, and the aggregate fair market value of the debt obligations to be exchanged will equal the aggregate initial public offering price less the aggregate underwriting discounts and commissions for such shares, each as shown on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares as described above, the debt exchange parties will also acquire the additional shares in exchange for debt obligations of Pfizer held by the debt exchange parties. For purposes of determining the amount of Pfizer indebtedness that Pfizer will receive from the debt exchange parties in exchange for the additional shares, the debt obligations will be valued at the fair market value on the date of this prospectus, and the aggregate fair market value of the debt obligations to be exchanged will equal the aggregate initial public offering price less the aggregate underwriting discounts and commissions for such shares, each as shown on the cover page of this prospectus multiplied by the number of the additional shares acquired, less underwriting discounts and commissions. The debt exchange parties will acquire and sell the shares as principals for their own account, rather than on Pfizer’s behalf. If Pfizer and the debt exchange parties enter into the debt-for-equity exchange agreement, as described above, the debt exchange parties will become the owner of our shares of Class A common stock they acquire in the debt-for-equity exchange, regardless of whether this offering is completed. The debt exchange parties, and not Pfizer, will receive the net proceeds from the sale of the shares in this offering.

For purposes of the U.S. securities laws, each of Pfizer and the debt exchange parties will be deemed to be an underwriter of the shares of our Class A common stock sold in this offering; however, references to the underwriters in this prospectus refer only to the underwriters listed in the first paragraph of this “Underwriting” section.

None of Pfizer, the debt exchange parties or us have an obligation to participate in the debt-for-equity exchange. Regardless of whether the debt-for-equity exchange does or does not occur, the debt exchange parties will pay their own expenses in connection with the shares acquired by them in the debt-for-equity exchange.

Conflicts of interest

The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules because certain of the underwriters will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(ii) by virtue of their affiliation with the debt exchange parties, since all of the net proceeds of this offering will be received by the debt exchange parties. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Rule 5121 requires that a “qualified independent underwriter” as defined in Rule 5121 must participate in the preparations of the prospectus and perform its usual standard of diligence with respect to the registration statement and this prospectus. Accordingly,              is assuming the responsibilities of acting as the qualified independent underwriter in the offering.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive. For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Legal matters

Certain legal matters, including the legality of the shares being offered herein, will be passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and for the underwriters by Davis Polk  & Wardwell LLP, New York, New York.

Experts

The combined financial statements of Zoetis as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim financial information for the six month periods ended July 3, 2011 and July 1, 2012 included herein, KPMG LLP has reported that they applied limited procedures in accordance with professional standards for reviews of such information. However, their separate reports, included herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “1933 Act”) for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.

Where you can find more information

We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. Following the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC.

You may read and copy the registration statement and the related exhibits, and the reports, proxy statements and other information we will file with the SEC, at the SEC’s public reference room maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

Report of Independent Registered Public Accounting Firm

The Board of Directors

Pfizer Inc.:

We have audited the accompanying combined balance sheets of Zoetis Inc., (the animal health business unit of Pfizer Inc., (the “Company”)) as of December 31, 2011 and 2010, and the related combined statements of operations, comprehensive income/(loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

August 10, 2012

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011(a)	2010(a)	2009(a)
Revenues	$4,233	$3,582	$2,760
Costs and expenses:
Cost of sales(b)	1,652	1,444	1,078
Selling, general and administrative expenses(b)	1,453	1,382	1,066
Research and development expenses(b)	427	411	368
Amortization of intangible assets	69	58	33
Restructuring charges and certain acquisition-related costs	154	202	340
Other (income)/deductions––net	84	(93)	23

Income/(loss) before provision/(benefit) for taxes on income	394	178	(148)
Provision/(benefit) for taxes on income/(loss)	146	67	(47)

Net income/(loss) before allocation to noncontrolling interests	248	111	(101)
Less: Net income/(loss) attributable to noncontrolling interests	3	1	(1)

Net income/(loss) attributable to Zoetis	$245	$110	$(100)

(a)	Includes revenues and expenses from acquisitions from the acquisition date, see Note 2. Basis of Presentation.
(b)	Exclusive of amortization of intangible assets, except as disclosed in Note 3J. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

See Notes to Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009
Net income/(loss) before allocation to noncontrolling interests	$248	$111	$(101)

Other comprehensive income/(loss), net of taxes:
Foreign currency translation adjustments, net(a)	4	(121)	210
Benefit plans: Actuarial gains/(losses), net(a)	5	(8)	(2)

Total other comprehensive income/(loss), net of taxes	9	(129)	208

Comprehensive income/(loss) before allocation to noncontrolling interests	257	(18)	107
Less: Comprehensive income/(loss) attributable to noncontrolling interests	3	1	(1)

Comprehensive income/(loss) attributable to Zoetis	$254	$(19)	$108

(a)	Presented net of reclassification adjustments and tax impacts, which are not significant in any period presented.

See Notes to Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

COMBINED BALANCE SHEETS

	As of December 31,
(MILLIONS OF DOLLARS)	2011	2010
Assets
Cash and cash equivalents	$79	$63
Accounts receivable, less allowance for doubtful accounts: 2011––$29 and 2010––$26	871	773
Inventories	1,063	995
Current deferred tax assets	96	97
Other current assets	202	188

Total current assets	2,311	2,116
Property, plant and equipment, less accumulated depreciation	1,243	1,148
Identifiable intangible assets, less accumulated amortization	928	924
Goodwill	989	934
Noncurrent deferred tax assets	143	70
Other noncurrent assets	97	92

Total assets	$5,711	$5,284

Liabilities and Equity
Current portion of allocated long-term debt	$—	$38
Accounts payable	214	206
Income taxes payable	18	24
Accrued compensation and related items	150	144
Other current liabilities	461	396

Total current liabilities	843	808
Allocated long-term debt	575	673
Noncurrent deferred tax liabilities	311	218
Other taxes payable	122	100
Other noncurrent liabilities	124	141

Total liabilities	1,975	1,940

Commitments and Contingencies

Business unit equity	3,785	3,418
Accumulated other comprehensive loss	(65)	(74)

Total Zoetis equity	3,720	3,344
Equity attributable to noncontrolling interests	16	—

Total equity	3,736	3,344

Total liabilities and equity	$5,711	$5,284

See Notes to Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

COMBINED STATEMENTS OF EQUITY

	Zoetis			Equity Attributable to Noncontrolling Interests	Total Equity
(MILLIONS OF DOLLARS)	Business Unit Equity	Accumulated Other Comp. Income/ (Loss)	Total Business Unit Equity
Balance, December 31, 2008	$2,525	$(153)	$2,372	$—	$2,372
Comprehensive income/(loss)	(100)	208	108	(1)	107
Share-based compensation expense	15	—	15	—	15
Acquisition of Fort Dodge Animal Health	—	—	—	4	4
Dividends declared and paid	(101)	—	(101)	—	(101)
Net transfers––Pfizer(a)	1,177	—	1,177	—	1,177

Balance, December 31, 2009	3,516	55	3,571	3	3,574
Comprehensive income/(loss)	110	(129)	(19)	1	(18)
Share-based compensation expense	16	—	16	—	16
Dividends declared and paid	(206)	—	(206)	(1)	(207)
Net transfers between Pfizer and noncontrolling interests	1	—	1	(1)	—
Purchase of subsidiary shares from noncontrolling interests	(1)	—	(1)	(2)	(3)
Net transfers—Pfizer	(18)	—	(18)	—	(18)

Balance, December 31, 2010	3,418	(74)	3,344	—	3,344
Comprehensive income	245	9	254	3	257
Share-based compensation expense	19	—	19	—	19
Investment in Jilin Pfizer Guoyuan Animal Health	—	—	—	16	16
Dividends declared and paid	(416)	—	(416)	—	(416)
Net transfers between Pfizer and noncontrolling interests	3	—	3	(3)	—
Net transfers—Pfizer(a)	516	—	516	—	516

Balance, December 31, 2011	$3,785	$(65)	$3,720	$16	$3,736

(a)

For 2009, see Note 4B. Acquisitions, Divestitures and Certain Investments: Acquisition of Fort Dodge Animal Health and for 2011, see Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health.

See Notes to Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009
Operating activities
Net income/(loss) before allocation to noncontrolling interests	$248	$111	$(101)
Adjustments to reconcile net income/(loss) before noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization expense	205	185	124
Share-based compensation expense	19	16	15
Asset write-offs and impairments	78	16	29
Net gains on sales of assets	(1)	(101)	(2)
Deferred taxes	65	(68)	(334)
Other non-cash adjustments	—	(5)	10
Other changes in assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(85)	30	112
Inventories	40	117	(16)
Other assets	11	(19)	29
Accounts payable	(16)	25	38
Other liabilities	(15)	5	172
Other tax accounts, net	(52)	(58)	22

Net cash provided by operating activities	497	254	98

Investing activities
Purchases of property, plant and equipment	(135)	(124)	(135)
Net proceeds from sales of assets	34	203	572
Acquisitions, net of cash acquired	(345)	(81)	(2,254)
Other investing activities	(3)	(7)	(4)

Net cash used in investing activities	(449)	(9)	(1,821)

Financing activities
Allocated proceeds from issuances of long-term debt	—	—	719
Allocated principal payments on long-term debt	(143)	—	—
Cash dividends paid(a)	(416)	(207)	(101)
Purchase of subsidiary shares from noncontrolling interests	—	(3)	—
Net financing activities with Pfizer	529	(67)	1,205

Net cash provided by/(used in) financing activities	(30)	(277)	1,823

Effect of exchange-rate changes on cash and cash equivalents	(2)	(4)	(7)

Net increase/(decrease) in cash and cash equivalents	16	(36)	93
Cash and cash equivalents, as of beginning of year	63	99	6

Cash and cash equivalents, as of end of year	$79	$63	$99

Supplemental cash flow information
Cash paid during the period for:
Income taxes, net	$142	$209	$264
Interest	$37	$37	$—

(a)	Payments to other non-Zoetis entities.

See Notes to Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

1.   Business Description

The accompanying combined financial statements include the accounts of all operations that comprise the animal health operations of Pfizer Inc. (collectively, Zoetis, the company, we, us and our). We are a global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines, with a focus on both livestock and companion animals.

We organize and operate our business in four geographic regions: the United States (U.S.); Europe/Africa/Middle East (EuAfME); Canada/Latin America (CLAR); and Asia/Pacific (APAC).

We market our products in more than 120 countries, including developed markets and emerging markets. Our revenues are mostly generated in the U.S. and EuAfME. We have a diversified business, marketing products across eight core species: cattle, swine, poultry, fish and sheep (collectively, livestock) and dogs, cats and horses (collectively, companion animals) and within five major product categories (vaccines, parasiticides, anti-infectives, medicinal feed additives and other pharmaceuticals).

Pfizer formed Zoetis to ultimately acquire, own, and operate the animal health operations of Pfizer Inc., (Pfizer), which are set forth in these combined financial statements. See also Note 2. Basis of Presentation. As part of the potential separation of the animal health operations from Pfizer, Pfizer expects to transfer substantially all of its animal health business to Zoetis.

2.   Basis of Presentation

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and present the combined balance sheets of Zoetis as of December 31, 2011 and 2010 and the related combined statements of operations, comprehensive income/(loss), equity and cash flows of Zoetis for each of the years in the three-year period ended December 31, 2011. For operations outside the U.S., the combined financial information is included as of and for the fiscal year ended November 30 for each year presented. All significant intercompany balances and transactions between the legal entities that comprise Zoetis have been eliminated. Balances due to or due from Pfizer have been presented as a component of business unit equity. For those subsidiaries included in these combined financial statements where our ownership is less than 100%, the minority interests have been shown in equity as Equity attributable to noncontrolling interests.

On January 31, 2011 (the acquisition date), Pfizer completed the tender offer for the outstanding shares of common stock of King Pharmaceuticals, Inc. (King), including the King Animal Health business (KAH), and acquired approximately 92.5% of King’s outstanding shares. On February 28, 2011, Pfizer acquired all of the remaining shares of King. Commencing from the acquisition date, our combined financial statements include the assets, liabilities, operations and cash flows associated with KAH. As a result, and in accordance with our domestic and international reporting periods, our combined financial statements for the year ended December 31, 2011 reflect approximately eleven months of the U.S. operations of KAH and approximately ten months of the international operations of KAH. For additional information, see Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health.

On October 15, 2009 (the acquisition date), Pfizer acquired all of the outstanding equity of Wyeth, including the Fort Dodge Animal Health business (FDAH). Commencing from the acquisition date, our combined financial statements include the assets, liabilities, operations and cash flows associated with FDAH. As a result, and in accordance with our domestic and international reporting periods, our combined financial statements for the year ended December 31, 2009 reflect approximately two-and-a-half months of the U.S. operations of FDAH and

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

approximately one-and-a-half months of the international operations of FDAH. For additional information, see Note 4B. Acquisitions, Divestitures and Certain Investments: Acquisition of Fort Dodge Animal Health.

The combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the animal health business of Pfizer. These combined financial statements do not purport to reflect what the results of operations, comprehensive income/(loss), financial position, equity or cash flows would have been had we operated as a standalone public company during the periods presented.

•

The combined statements of operations include allocations from certain support functions (Enabling Functions) that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, and, to a lesser extent, business development, public affairs and procurement, among others. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

We allocated the costs associated with business technology mostly using proportional allocation methods; for facilities and human resources, predominately using proportional allocation methods; and for legal and finance, mostly using specific identification. In all cases, for support function costs where proportional allocation methods were used, we determined whether the costs are primarily influenced by headcount (such as a significant majority of facilities and human resources costs) or by the size of the business (such as most business technology costs) and we also determined whether the associated scope of those services provided are global, regional or local. Based on those analyses, we then allocated the costs based on our share of worldwide revenues, domestic revenues, international revenues, regional revenues, country revenues, worldwide headcount, country headcount or site headcount, as appropriate.

As a result, costs associated with business technology and legal that were not specifically identified were mostly allocated based on revenue drivers and, to a lesser extent, based on headcount drivers; costs associated with finance that were not specifically identified were all allocated based on revenue drivers; and costs associated with facilities and human resources that were not specifically identified were predominately allocated based on headcount drivers.

•

The combined statements of operations include allocations of certain manufacturing and supply costs incurred by manufacturing plants that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group (collectively, PGS). These costs may include manufacturing variances and changes in the standard costs of inventory, among others. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods, such as animal health identified manufacturing costs, depending on the nature of the costs.

•

The combined statements of operations also include allocations from the Enabling Functions and PGS for restructuring charges, integration costs, additional depreciation associated with asset restructuring, implementation costs and share-based compensation expense. Pfizer does not routinely allocate these costs to any of its business units. For additional information about allocations of restructuring charges and other costs associated with acquisitions and cost-reduction/productivity initiatives, see Note 5. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives. For additional information about allocations of share-based payments, see Note 14. Share-Based Payments.

•

The combined statements of operations include an allocation of transaction costs related to acquired businesses. Pfizer does not routinely allocate these costs to any of its business units. For additional information about allocations of transaction costs, see Note 5. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

•

The combined statements of operations include an allocation of certain compensation expense items maintained on a centralized basis within Pfizer, such as certain fringe benefit expenses. Pfizer does not routinely allocate these costs to any of its business units.

•

The combined balance sheets reflect all of the assets and liabilities of Pfizer that are either specifically identifiable or are directly attributable to Zoetis and its operations. For benefit plans, the combined balance sheets only include the assets and liabilities of benefit plans dedicated to animal health employees. For debt, see below.

•

The combined financial statements include an allocation of long-term debt from Pfizer that was issued to partially finance the acquisition of Wyeth (including FDAH). The debt and associated interest-related expenses, including the effect of hedging activities, have been allocated on a pro-rata basis using the deemed acquisition cost of FDAH as a percentage of the total acquisition cost of Wyeth. No other allocations of debt have been made as none is specifically related to our operations.

Management believes that the allocations are a reasonable reflection of the services received or the costs incurred on behalf of Zoetis and its operations and that the combined statements of operations reflect all of the costs of the animal health business of Pfizer. The allocated expenses from Pfizer include the following:

•

Enabling Functions operating expenses––Approximately $335 million in 2011, $345 million in 2010 and $291 million in 2009 ($3 million, $6 million and $0 million in Cost of sales; $268 million, $260 million and $219 million in Selling, general and administrative expenses; and $64 million, $79 million and $72 million in Research and development expenses).

•	PGS manufacturing costs—Approximately $34 million in 2011, $42 million in 2010 and $37 million in 2009 (in Cost of sales).

•

Restructuring charges and certain acquisition-related costs—Approximately $70 million in 2011, $104 million in 2010 and $121 million in 2009 (in Restructuring charges and certain acquisition-related costs).

•

Other costs associated with cost reduction/productivity initiatives—Additional depreciation associated with asset restructuring—Approximately $20 million in 2011, $17 million in 2010 and $43 million in 2009 ($0 million, $0 million and $39 million in Cost of sales; $1 million, $17 million and $4 million in Selling, general and administrative expenses; and $19 million, $0 million and $0 million in Research and development expenses).

•

Other costs associated with cost reduction/productivity initiatives—Implementation costs—Approximately $14 million in 2009 ($8 million in Cost of sales and $6 million in Selling, general and administrative expenses).

•

Share-based compensation expense—Approximately $25 million in 2011, $22 million in 2010 and $22 million in 2009 ($5 million, $3 million and $4 million in Cost of sales; $16 million, $15 million and $13 million in Selling, general and administrative expenses; and $4 million, $4 million and $5 million in Research and development expenses).

•	Transaction costs—Approximately $2 million in 2011, $1 million in 2010 and $23 million in 2009 (in Restructuring charges and certain acquisition-related costs).

•

Compensation-related expenses—Approximately $6 million in 2011, $17 million in 2010 and $43 million in 2009 ($2 million, $5 million and $11 million in Cost of sales; $3 million, $7 million and $21 million in Selling, general and administrative expenses; and $1 million, $5 million and $11 million in Research and development expenses).

•	Interest expense—Approximately $36 million in 2011, $37 million in 2010 and $26 million in 2009 (in Other (income)/deductions—net).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

The income tax provision/(benefit) in the combined statements of operations has been calculated as if Zoetis filed a separate tax return.

We participate in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. We also participate in Pfizer’s centralized hedging and offsetting programs. As such, in the combined statements of operations, we include the impact of Pfizer’s derivative financial instruments used for offsetting changes in foreign currency rates net of the related exchange gains and losses for the portion that is deemed to be associated with the animal health operations. Such gains and losses were not material to the combined financial statements for all periods presented.

All balances and transactions among Zoetis and Pfizer and its subsidiaries, which can include dividends as well as intercompany activities, are shown in business unit equity in the combined balance sheets, for all periods presented. As the books and records of Zoetis are not kept on a separate company basis, the determination of the average net balance due to or from Pfizer is not practicable. See also Note 17. Related Party Transactions.

3.   Significant Accounting Policies

A. New Accounting Standards

As of January 1, 2011, we adopted the provisions of the new amendment to the guidelines that address the accounting for multiple-deliverable arrangements to enable companies to account for certain products or services separately rather than as a combined unit. The adoption did not have a significant impact on our combined financial statements.

B. Estimates and Assumptions

In preparing the combined financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures, including amounts recorded in connection with acquisitions. These estimates and underlying assumptions can impact all elements of our combined financial statements. For example, in the combined statements of operations, in addition to estimates used in determining the allocations of costs and expenses from Pfizer, estimates are used when accounting for deductions from revenues (such as rebates, sales allowances, product returns and discounts), determining cost of sales, allocating cost in the form of depreciation and amortization and estimating restructuring charges and the impact of contingencies. On the combined balance sheets, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, inventories, fixed assets, goodwill and other identifiable intangible assets, and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, the impact of contingencies, deductions from revenues and restructuring reserves, all of which also impact the combined statements of operations.

Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that can be inherently uncertain and unpredictable. If our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We are subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in competition, litigation, legislation and regulations. We regularly

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

evaluate our estimates and assumptions using historical experience and expectations about the future. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our combined financial statements on a prospective basis unless they are required to be treated retrospectively under relevant accounting standards. It is possible that others, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

C. Acquisitions

Our combined financial statements include the operations of acquired businesses from the date of acquisition. We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired in-process research and development (IPR&D) be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When we acquire net assets that do not constitute a business as defined in U.S. GAAP, no goodwill is recognized.

Amounts recorded for acquisitions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

D. Fair Value

Certain assets and liabilities are required to be measured at fair value, either upon initial recognition or for subsequent accounting or reporting. For example, we use fair value extensively in the initial recognition of net assets acquired in a business combination. Fair value is estimated using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of assets and, for liabilities, assuming that the risk of non-performance will be the same before and after the transfer.

When estimating fair value, depending on the nature and complexity of the asset or liability, we may use one or all of the following approaches:

•	Income approach, which is based on the present value of a future stream of net cash flows.

•	Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.

•	Cost approach, which is based on the cost to acquire or construct comparable assets less an allowance for functional and/or economic obsolescence.

These fair value methodologies depend on the following types of inputs:

•	Quoted prices for identical assets or liabilities in active markets (Level 1 inputs).

•

Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable (Level 2 inputs).

•	Unobservable inputs that reflect estimates and assumptions (Level 3 inputs).

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

E. Foreign Currency Translation

For most of our international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at exchange rates in effect at the balance sheet date and we translate functional currency income and expense amounts to their U.S. dollar equivalents at average exchange rates for the period. The U.S. dollar effects that arise from changing translation rates are recorded in Other comprehensive income/(loss), net of taxes. The effects of converting non-functional currency assets and liabilities into the functional currency are recorded in Other (income)/deductions––net. For operations in highly inflationary economies, we translate monetary items at rates in effect at the balance sheet date, with translation adjustments recorded in Other (income)/deductions––net, and we translate non-monetary items at historical rates.

F. Revenues, Deductions from Revenues and the Allowance for Doubtful Accounts

We record revenues from product sales when the goods are shipped and title and risk of loss passes to the customer. At the time of sale, we also record estimates for a variety of deductions from revenues, such as rebates, sales allowances, product returns and discounts. Sales deductions are estimated and recorded at the time that related revenues are recorded except for sales incentives, which are estimated and recorded at the time the related revenues are recorded or when the incentive is offered, whichever is later. As applicable, our estimates are generally based on contractual terms or historical experience, adjusted as necessary to reflect our expectations about the future. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from Revenues.

As of December 31, 2011 and 2010, accruals for sales deductions included in Other current liabilities are approximately $122 million and $107 million, respectively.

We also record estimates for bad debts. We periodically assess the adequacy of the allowance for doubtful accounts by evaluating the collectability of outstanding receivables based on such factors such as past due history, historical and expected collection patterns, the financial condition of our customers, the robust nature of our credit and collection practices and the economic environment.

As of December 31, 2011 and 2010, accruals for the allowance for doubtful accounts included in Accounts receivable, less allowance for doubtful accounts are approximately $29 million and $26 million, respectively.

Amounts recorded for sales deductions and bad debts can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

G. Cost of Sales and Inventories

Inventories are carried at the lower of cost or market. The cost of finished goods, work-in-process and raw materials is determined using average actual cost. We regularly review our inventories for impairment, and adjustments are recorded when necessary.

H. Selling, General and Administrative Expenses

Selling, general and administrative costs are expensed as incurred. Among other things, these expenses include the internal and external costs of marketing, advertising, and shipping and handling as well as certain costs related to business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, among others.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Advertising expenses relating to production costs are expensed as incurred, and the costs of space in publications are expensed when the related advertising occurs. Advertising and promotion expenses totaled approximately $134 million in 2011, $132 million in 2010 and $87 million in 2009.

Shipping and handling costs, including warehousing expenses, totaled approximately $66 million in 2011, $46 million in 2010 and $29 million in 2009.

I. Research and Development Expenses

Research and development (R&D) costs are expensed as incurred. Research is the effort associated with the discovery of new knowledge that will be useful in developing a new product or in significantly improving an existing product. Development is the implementation of the research findings. Before a compound receives regulatory approval, we record upfront and milestone payments made by us to third parties under licensing arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a compound receives regulatory approval in a major market, we record any milestone payments in Identifiable intangible assets, less accumulated amortization and, unless the assets are determined to have an indefinite life, we amortize them on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter.

J. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

•	Goodwill—Goodwill represents the excess of the consideration transferred for an acquired business over the assigned values of its net assets. Goodwill is not amortized.

•

Identifiable intangible assets, less accumulated amortization—These acquired assets are recorded at our cost. Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Identifiable intangible assets with indefinite lives that are associated with marketed products are not amortized until a useful life can be determined. Identifiable intangible assets associated with IPR&D projects are not amortized until regulatory approval is obtained. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.

•

Property, plant and equipment, less accumulated depreciation––These assets are recorded at our cost and are increased by the cost of any significant improvements after purchase. Property, plant and equipment assets, other than land and construction-in-progress, are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation begins when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

Amortization expense related to finite-lived identifiable intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property are included in Amortization of intangible assets as they benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in Cost of sales, Selling, general and administrative expenses and Research and development expenses, as appropriate.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

We review all of our long-lived assets for impairment indicators throughout the year and we perform detailed testing whenever impairment indicators are present. In addition, we perform detailed impairment testing for goodwill and indefinite-lived assets at least annually. When necessary, we record charges for impairments. Specifically:

•

For finite-lived identifiable intangible assets, such as developed technology rights, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.

•

For indefinite-lived identifiable intangible assets, such as brands and IPR&D assets, annually, and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss, if any, for the excess of book value over fair value. In addition, in all cases of an impairment review other than for IPR&D assets, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.

•

For goodwill, annually and whenever impairment indicators are present, we determine the fair value of each reporting unit and compare the fair value to its estimated book value. If the carrying amount is found to be greater, we then determine the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill from the fair value of the reporting unit and record an impairment loss for the excess, if any, of book value of goodwill over the implied fair value.

Impairment reviews can involve a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

K. Restructuring Charges and Certain Acquisition-Related Costs

We may incur restructuring charges in connection with acquisitions when we implement plans to restructure and integrate the acquired operations or in connection with cost-reduction and productivity initiatives. Included in Restructuring charges and certain acquisition-related costs are all restructuring charges and certain costs associated with acquiring and integrating an acquired business. Transaction costs and integration costs are expensed as incurred. Termination costs are a significant component of restructuring charges and are generally recorded when the actions are probable and estimable.

As of December 31, 2011 and 2010, accruals for direct restructuring liabilities included in Other current liabilities are approximately $53 million and $59 million, respectively, and included in Other noncurrent liabilities are approximately $28 million and $42 million, respectively.

Amounts recorded for restructuring charges and other associated costs can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

L. Cash Equivalents

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

M. Deferred Tax Assets and Liabilities and Income Tax Contingencies

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. We provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax planning strategies.

We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. Under the benefit recognition model, if the initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, changes in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the “more-likely-than-not” standard. Liabilities associated with uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in Provision/(benefit) for taxes on income/(loss) and are classified on our combined balance sheet with the related tax liability.

Amounts recorded for valuation allowances and income tax contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

N. Benefit Plans

Generally, most of our employees are eligible to participate in Pfizer’s pension plans. The combined statements of operations include all of the benefit plan expenses attributable to the animal health operations of Pfizer, including expenses associated with pension plans, postretirement plans and defined contribution plans. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the animal health operations. The combined balance sheets include the benefit plan assets and liabilities of only those plans that are dedicated to animal health employees.

For the dedicated plans, we recognize the overfunded or underfunded status of defined benefit plans as an asset or liability on the combined balance sheets and the obligations generally are measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Pension obligations may include assumptions such as long-term rate of return on plan assets, expected employee turnover, participant mortality, and future compensation levels. Plan assets are measured at fair value. Net periodic benefit costs are recognized, as required, into Cost of sales, Selling, general and administrative expenses and Research and development expenses, as appropriate.

Amounts recorded for benefit plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

O. Asset Retirement Obligations

We record accruals for the legal obligations associated with the retirement of tangible long-lived assets, including obligations under the doctrine of promissory estoppel and those that are conditioned upon the occurrence of future events. These obligations generally result from the acquisition, construction, development and/or normal operation of long-lived assets. We recognize the fair value of these obligations in the period in which they are incurred by increasing the carrying amount of the related asset. Over time, we recognize expense for the accretion of the liability and for the amortization of the asset.

As of December 31, 2011 and 2010, accruals for direct asset retirement obligations included in Other current liabilities are $1 million and $1 million, respectively, and included in Other noncurrent liabilities are approximately $13 million and $9 million, respectively.

Amounts recorded for asset retirement obligations can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

P. Legal and Environmental Contingencies

We are subject to numerous contingencies arising in the ordinary course of business, such as product liability and other product-related litigation, commercial litigation, patent litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications. We record accruals for these contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. We record anticipated recoveries under existing insurance contracts when recovery is assured.

Amounts recorded for contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

Q. Share-Based Payments

Our compensation programs include grants under Pfizer’s share-based payment plans. All grants under share-based payment programs are accounted for at fair value and such amounts generally are amortized on a straight-line basis over the vesting term to Cost of sales, Selling, general and administrative expenses, and Research and development expenses, as appropriate.

Amounts recorded for share-based compensation can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

R. Business Unit Equity

Total business unit equity represents Pfizer’s equity investment in the company and the net amounts due to or due from Pfizer. Recorded amounts reflect capital contributions and/or dividends as well as the results of operations and other comprehensive income/(loss).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

4.   Acquisitions, Divestitures and Certain Investments

A. Acquisition of King Animal Health

Description of the Transaction and Fair Value of Consideration Transferred

On January 31, 2011 (the acquisition date), Pfizer completed its tender offer for the outstanding shares of common stock of King, including KAH, at a purchase price of $14.25 per share in cash and acquired approximately 92.5% of the outstanding shares. On February 28, 2011, Pfizer acquired all of the remaining shares of King for $14.25 per share in cash. As a result, the total fair value of consideration transferred by Pfizer for King was approximately $3.6 billion in cash ($3.2 billion, net of cash acquired), of which we estimate that approximately $345 million relates to KAH.

Recording of Assets Acquired and Liabilities Assumed

The assets acquired and liabilities assumed from King for KAH follow:

(MILLIONS OF DOLLARS)	Amounts recognized as of the acquisition date
Working capital deficit, excluding inventories(a)	$(11)
Inventories	104
Property, plant and equipment	94
Identifiable intangible assets	130
Net tax accounts	(10)
All other noncurrent assets and liabilities, net	(7)

Total identifiable net assets	300
Goodwill(b)	45

Net assets acquired/total consideration transferred	$345

(a)	Includes accounts receivable, other current assets, accounts payable and other current liabilities.
(b)

Goodwill recognized as of the acquisition date was attributable to all four of our geographic area operating segments. See Note 12A. Goodwill and Other Intangible Assets: Goodwill for additional information.

As of the acquisition date, the fair value of accounts receivable approximated the book value acquired. The gross contractual amount receivable was $52 million, virtually all of which was expected to be collected.

As part of the acquisition, we assumed liabilities for environmental, legal and tax matters, as well as guarantees and indemnifications that KAH incurred in the ordinary course of business. As of the acquisition date, we recorded approximately $11 million for environmental matters (including $4 million for asset retirement obligations), $9 million related to legal contingencies and $18 million related to uncertain tax positions.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of KAH includes the following:

•	the expected synergies and other benefits that we believe will result from combining the operations of KAH with the operations of Zoetis;

•	any intangible assets that do not qualify for separate recognition, as well as future, as yet unidentified projects and products; and

•	the value of the going-concern element of KAH’s existing businesses (the higher rate of return on the assembled collection of net assets than if we had acquired all of the net assets separately).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Goodwill is not amortized and is not deductible for tax purposes (see Note 12A. Goodwill and Other Intangible Assets: Goodwill for additional information).

Actual and Pro Forma Impact of Acquisition

In 2011, from the acquisition date of January 31, 2011, KAH contributed $329 million in revenues. We are unable to provide the results of operations attributable to KAH as those operations were substantially integrated by mid-2011.

Assuming that the acquisition of KAH had occurred on January 1, 2010 (rather than the actual acquisition date of January 31, 2011), the unaudited pro forma combined revenues of Zoetis and KAH would have been $4,275 million in 2011 and $3,958 million in 2010. The unaudited pro forma combined revenues are based on the historical financial information of Zoetis and KAH, reflecting Zoetis and KAH revenues for a 12-month period and do not purport to project the future revenues of the combined company. We are unable to provide the unaudited pro forma net income/(loss) attributable to Zoetis for 2011 or 2010 as it is impracticable to determine the full year results of KAH, a former division of King, on a U.S. GAAP basis.

B. Acquisition of Fort Dodge Animal Health

Description of the Transaction and Fair Value of Consideration Transferred

On October 15, 2009 (the acquisition date), Pfizer acquired all of the outstanding equity of Wyeth, including FDAH, in a cash-and-stock transaction, valued at the acquisition date at approximately $68.2 billion, of which we estimate that approximately $2.3 billion relates to FDAH. In connection with the regulatory approval process, we were required to divest certain animal health assets (see Note 4D. Acquisitions, Divestitures and Certain Investments: Divestitures).

Recording of Assets Acquired and Liabilities Assumed

The assets acquired and liabilities assumed from Wyeth for FDAH follow:

(MILLIONS OF DOLLARS)	Amounts recognized as of the acquisition date
Working capital, excluding inventories(a)	$ 191
Inventories	344
Assets held for sale	652
Property, plant and equipment	394
Identifiable intangible assets (including $25 million of IPR&D assets)	444
Net tax accounts	(424)
All other noncurrent assets and liabilities, net	(14)

Total identifiable net assets	1,587
Goodwill(b)	738

Net assets acquired	2,325
Less: Amounts attributable to noncontrolling interests	4

Total consideration transferred	$ 2,321

(a)	Includes cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities.
(b)

Goodwill recognized as of the acquisition date was attributable to all four of our geographic area operating segments. See Note 12A. Goodwill and Other Intangible Assets: Goodwill for additional information.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

As of the acquisition date, the fair value of accounts receivable approximated the book value acquired. The gross contractual amount receivable was $281 million, of which $20 million was not expected to be collected.

As part of the acquisition, we assumed liabilities for environmental, legal and tax matters, as well as guarantees and indemnifications that FDAH incurred in the ordinary course of business.

•

Environmental Matters—All liabilities for environmental matters were measured at fair value and approximated $18 million as of the acquisition date (including $4 million of asset retirement obligations).

•

Legal Matters—Due to the uncertainty of the variables and assumptions involved in assessing the possible outcomes of events related to legal contingencies, an estimate of fair value was not determinable. As such, these contingencies were measured using management’s best estimate of probable losses and approximated $14 million as of the acquisition date.

•

Tax Matters—Liabilities for tax matters are not required to be measured at fair value. As such, these contingencies were measured under a benefit recognition model. Net liabilities for income taxes approximated $424 million as of the acquisition date, which included $51 million for uncertain tax positions.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of FDAH includes the following:

•	the expected synergies and other benefits that we believe will result from combining the operations of FDAH with the operations of Zoetis;

•	any intangible assets that do not qualify for separate recognition, as well as future, as yet unidentified projects and products; and

•	the value of the going-concern element of FDAH’s existing businesses (the higher rate of return on the assembled collection of net assets than if we had acquired all of the net assets separately).

Goodwill is not amortized and is not deductible for tax purposes (see Note 12A. Goodwill and Other Intangible Assets: Goodwill for additional information).

Actual and Pro Forma Impact of the Acquisition

In 2009, from the acquisition date of October 15, 2009, FDAH contributed $78 million in revenues and incurred a net loss of $145 million. The loss includes purchase accounting adjustments related to the fair value adjustments for acquisition-date inventory that has been sold ($19 million pre-tax), amortization of identifiable intangible assets and depreciation of fair value adjustments on property, plant and equipment ($9 million pre-tax), and restructuring charges and additional depreciation associated with asset restructuring ($164 million pre-tax).

Assuming that the acquisition of FDAH had occurred on January 1, 2009 (rather than the actual acquisition date of October 15, 2009), without adjusting for assets divested subsequent to acquisition date, the unaudited proforma combined revenues of Zoetis and FDAH would have been $3,628 million. The unaudited pro forma combined revenues are based on the historical financial information of Zoetis and FDAH, reflecting Zoetis and FDAH revenues for a 12-month period and do not purport to project the future revenues of the combined company. We are unable to provide the unaudited pro forma net income/(loss) attributable to Zoetis for 2009 as it is impracticable to determine the full year results of FDAH, a former division of Wyeth, on a U.S. GAAP basis.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

C. Other Acquisitions

In December 2010, Pfizer acquired Synbiotics Corporation (Synbiotics), a privately-owned company that was a leader in the development, manufacture and marketing of immunodiagnostic tests for companion and food production animals. The total consideration for this acquisition was approximately $20 million plus $4 million in assumed debt. In connection with this acquisition, we recorded approximately $9 million in Identifiable intangible assets, consisting of $8 million of developed technology rights and $1 million of in-process research and development, and approximately $10 million in Goodwill.

In May 2010, Pfizer acquired Microtek International, Inc. (Microtek), a company focused on delivering aquatic vaccines and diagnostics used in fish farming. The total consideration for this acquisition was approximately $6 million, which consisted of an upfront payment of $4 million and contingent consideration with an estimated acquisition-date fair value of about $2 million. In connection with this acquisition, we recorded approximately $4 million in Identifiable intangible assets, consisting of approximately $2 million in developed technology rights, and $2 million of in-process research and development.

In December 2009 (fiscal 2010), Pfizer acquired Vetnex Animal Health Ltd. (Vetnex), a privately-owned company focusing on poultry, livestock and companion animal healthcare in India. The total consideration for this acquisition was approximately $57 million plus $8 million in assumed debt. In connection with this acquisition, we recorded approximately $47 million in Identifiable intangible assets, consisting of approximately $38 million of developed technology rights and $9 million of in-process research and development, and approximately $19 million in Goodwill.

In August 2009, Pfizer acquired a business from Qvax Pty Ltd. (Qvax), a privately-owned company focusing on cattle vaccines. The total consideration for this acquisition was approximately $5 million. In connection with this acquisition, we recorded approximately $4 million in Identifiable intangible assets, consisting of approximately $3 million of developed technology rights and $1 million of in-process research and development, and approximately $1 million in Goodwill.

D. Divestitures

In connection with the regulatory approval process of the Pfizer acquisition of Wyeth on October 15, 2009 (the acquisition date), we were required to divest certain animal health assets:

•

In 2009, immediately following the acquisition date, we sold certain animal health products in the U.S., Canada, and to a lesser extent, Australia and South Africa, including intellectual property rights exclusive to North America as well as some manufacturing facilities and finished goods inventory. The transaction as it related to Europe closed in 2010. The product portfolio was composed of both livestock and companion animal products, virtually all of which were acquired from legacy Wyeth. The proceeds from the sale were approximately $580 million, net of transaction costs, and we recognized a $2 million gain as most of the assets sold had been recorded at fair value on the acquisition date. In 2010, we recognized a $15 million gain in Other (income)/deductions—net as a result of the resolution of the contingent consideration as prescribed in the agreement.

•

In early 2010, we sold certain animal health products in Australia, including intellectual property rights exclusive to Australia as well as a biological manufacturing facility and finished goods inventory. The product portfolio was composed of livestock products, all acquired from legacy Wyeth. The proceeds from the sale were approximately $10 million, net of transaction costs, and we recognized a $19 million loss on the sale in Other (income)/deductions––net, related to the inventory included in the transaction.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

•

In mid-2010, we sold certain animal health products in Europe, including intellectual property rights exclusive to Europe as well as a manufacturing facility and finished goods inventory. The product portfolio was composed of both livestock and companion animal products from both legacy Wyeth and legacy Pfizer. The proceeds from the sale were approximately $145 million, net of transaction costs, and we recognized a $71 million gain in Other (income)/deductions––net on the sale related to the legacy Pfizer assets. In connection with this divestiture, we entered into transitional manufacturing service agreements with the buyer, which included certain purchasing and investment commitments related to the divested manufacturing facility. The incremental charges associated with these commitments were included in Cost of sales ($20 million in 2011 and $5 million in 2010) and Other (income)/deductions—net ($7 million in 2011).

•

In mid-2010, we sold certain animal health products in China. The product portfolio was composed of livestock vaccines from legacy Pfizer. The proceeds from the sale were approximately $38 million, net of transaction costs, and we recognized a $37 million gain in Other (income)/deductions––net on the sale.

In addition, there were smaller asset sales of products acquired from legacy Wyeth in Mexico (2010) and Korea (2011), for combined proceeds of about $2 million, with no gain or loss included in the financial statements.

All of the divestiture transactions required transitional supply and service agreements, including technology transfers, where necessary and appropriate, as well as other customary ancillary agreements.

It is possible that additional divestitures of animal health assets may be required based on the ongoing regulatory reviews in other jurisdictions, but they are not expected to be significant to our business.

E. Certain Investments

Formation of Jilin Pfizer Guoyuan Animal Health Co., Ltd.

In October 2011, Pfizer and Jilin Guoyuan Animal Health Company, Ltd. created a new company, Jilin Pfizer Guoyuan Animal Health Co., Ltd. (Jilin), which will focus on swine vaccine development and commercialization in China. In exchange for payments of approximately $14 million, we acquired a 45% equity interest in Jilin. We have determined that Jilin is a variable interest entity and that Zoetis is the primary beneficiary of Jilin since Zoetis (i) has the power to direct the activities of Jilin that most significantly impact Jilin’s economic performance, (ii) has the right to appoint the majority of the board of directors and (iii) has the obligation to absorb losses of Jilin that could potentially be significant to Jilin and the right to receive benefits from Jilin that could potentially be significant to Jilin. As such, since the formation of Jilin, we have included all of the operating results, assets, liabilities and cash flows of Jilin in our combined financial statements. The 55% interest held by Jilin Guoyuan Animal Health Company is reflected in our combined balance sheet as a noncontrolling interest. In connection with this investment, we recorded approximately $3 million in Identifiable intangible assets, consisting of a manufacturing license and an industrial land-use right in China, and approximately $10 million in Goodwill.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

5. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

The combined statements of operations include significant costs associated with Pfizer’s cost-reduction initiatives (several programs initiated since 2005) and the acquisitions of FDAH on October 15, 2009 and KAH on January 31, 2011. The expenses include direct costs and charges as well as an allocation of indirect costs and charges that have been deemed attributable to the operations of the company. The combined balance sheets reflect the accrued restructuring charges directly attributable to the animal health operations. For example:

•

In connection with cost-reduction/productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems; and

•

In connection with acquisition activity, we typically incur costs and charges associated with executing the transactions, integrating the acquired operations, which may include expenditures for consulting and the integration of systems and processes, and restructuring the combined company, which may include charges related to employees, assets and activities that will not continue in the combined company.

All operating functions can be impacted by these actions, including sales and marketing, manufacturing and research and development, as well as support functions such as business technology, shared services and corporate operations.

The components of costs incurred in connection with acquisitions and cost-reduction/productivity initiatives follow:

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009
Restructuring Charges and Certain Acquisition-Related Costs:
Integration costs(a)	$30	$43	$31
Restructuring charges:(b)
Employee termination costs	53	15	160
Asset impairment charges	—	5	11
Exit costs	1	35	17

Total Direct	84	98	219

Transaction costs(c)	2	1	23
Integration costs(a)	41	49	15
Restructuring charges:(b)
Employee termination costs	20	25	47
Asset impairment charges	7	13	21
Exit costs	—	16	15

Total Allocated	70	104	121

Total Restructuring charges and certain acquisition-related costs	154	202	340

Other Costs Associated with Cost-Reduction/Productivity Initiatives:
Additional depreciation associated with asset restructuring––direct(d)	9	—	—
Additional depreciation associated with asset restructuring––allocated(d)	20	17	43
Implementation costs––direct(e)	3	—	9
Implementation costs––allocated(e)	—	—	14

Total costs associated with acquisitions and cost-reduction/productivity initiatives	$186	$219	$406

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

(a)

Integration costs represent external, incremental costs directly related to integrating acquired businesses and primarily include expenditures for consulting and the integration of systems and processes.

(b)	Restructuring charges are primarily related to the integration of KAH in 2011 and FDAH in 2009.

  The direct restructuring charges are associated with the following:

•	2011 Direct—U.S. ($2 million), EuAfME ($33 million), CLAR ($2 million), APAC ($2 million income) and manufacturing/research/corporate ($19 million).

•	2010 Direct—U.S. ($14 million income), EuAfME ($24 million), CLAR ($4 million), APAC ($10 million) and manufacturing/research/corporate ($31 million).

•	2009 Direct—U.S. ($77 million), EuAfME ($65 million), CLAR ($6 million), APAC ($13 million) and manufacturing/research/corporate ($27 million).

(c)

Transaction costs represent external costs directly related to acquiring businesses and primarily include expenditures for banking, legal, accounting and other similar services, including in 2009, an allocation of fees related to Pfizer debt used to partially fund the acquisition of Wyeth.

(d)

Additional depreciation associated with asset restructuring represents the impact of changes in the estimated lives of assets involved in restructuring actions. In 2011, included in Cost of sales ($6 million), Selling, general and administrative expenses ($4 million) and Research and development expenses ($19 million). In 2010, included in Selling, general and administrative expenses ($17 million). In 2009, included in Cost of sales ($39 million) and Selling, general and administrative expenses ($4 million).

(e)

Implementation costs, represent external, incremental costs directly related to implementing cost-reduction/productivity initiatives, and primarily include expenditures related to system and process standardization and the expansion of shared services. In 2011, included in Selling, general and administrative expenses ($2 million) and Research and development expenses ($1 million). In 2009, included in Cost of sales ($14 million), Selling, general and administrative expenses ($7 million) and Research and development expenses ($2 million).

The components and activity of our direct restructuring charges identified with Zoetis follow:

(MILLIONS OF DOLLARS)	Employee Termination Costs	Asset Impairment Charges	Exit Costs	Accrual
Balance, December 31, 2008	$26	$—	$—	$26
Provision	160	11	17	188
Utilization and other(a)	(6)	(11)	(12)	(29)

Balance, December 31, 2009	180	—	5	185
Provision	15	5	35	55
Utilization and other(a)	(105)	(5)	(29)	(139)

Balance, December 31, 2010(b)	90	—	11	101
Provision	53	—	1	54
Utilization and other(a)	(73)	—	(1)	(74)

Balance, December 31, 2011(b)	$70	$—	$11	$81

(a)	Includes adjustments for foreign currency translation.
(b)	At December 31, 2011 and 2010, included in Other current liabilities ($53 million and $59 million, respectively) and Other noncurrent liabilities ($28 million and $42 million, respectively).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

6. Other (Income)/Deductions—Net

The components of Other (income)/deductions––net follow:

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009
Interest expense on allocated long-term debt(a)	$36	$37	$26
Royalty-related income(b)	(26)	(30)	(5)
Net gains on sales of certain assets(c)	—	(104)	(2)
Identifiable intangible asset impairment charges(d)	69	—	5
Other, net	5	4	(1)

Other (income)/deductions—net	$84	$(93)	$23

(a)

The interest expense on allocated long-term debt reflects an allocation of Pfizer’s weighted-average effective interest rate on the Wyeth/FDAH-related acquisition debt, issued in March and June of 2009, of 5.1% in 2011, 5.1% in 2010 and 4.1% in 2009. See also Note 9D. Financial Instruments: Allocated Long-Term Debt.

(b)	The increase in royalty-related income in 2011 and 2010 relates to royalty agreements of FDAH, which was acquired in late 2009.
(c)

Represents net gains on the sales of certain animal health assets divested in connection with Pfizer’s 2009 acquisition of Wyeth/FDAH. See also Note 4D. Acquisitions, Divestitures and Certain Investments: Divestitures.

(d)

In 2011, the asset impairment charges include (i) approximately $30 million of finite-lived intangible assets related to parasiticides technology as a result of declining gross margins and increased competition; (ii) approximately $12 million of finite-lived intangible assets related to equine influenza and tetanus technology due to third-party supply issues; (iii) approximately $10 million of finite-lived intangible assets related to genetic testing services that did not find consumer acceptance; and (iv) approximately $17 million related to in-process research and development projects (acquired from Vetnex in 2010 and from FDAH in 2009), as a result of the termination of the development programs due to a re-assessment of economic viability. In 2009, the asset impairment charges include (i) approximately $3 million write-off related to an equine licensing arrangement, which was required to be surrendered in connection with Pfizer’s acquisition of Wyeth, and (ii) approximately $2 million write-off of finite-lived intangible assets related to a canine product that could not find consumer acceptance.

7. Tax Matters

A. Taxes on Income

During the periods presented in the combined financial statements, Zoetis did not generally file separate tax returns, as Zoetis was generally included in the tax grouping of other Pfizer entities within the respective entity’s tax jurisdiction. The income tax provision/(benefit) included in these combined financial statements has been calculated using the separate return basis, as if Zoetis filed a separate tax return.

The components of Income/(loss) before provision/(benefit) for taxes on income follow:

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009
United States	$(239)	$(349)	$(542)
International	633	527	394

Income/(loss) before provision/(benefit) for taxes on income(a), (b)	$394	$178	$(148)

(a)

2011 vs. 2010—The decrease in the domestic loss was primarily due to lower integration and restructuring costs and cost reductions due to both acquisition related synergies and initiatives undertaken during the year, partially offset by the non-recurrence of gains related to FDAH divestitures. The increase in the international income was due to cost reductions which were the result of both acquisition related synergies and initiatives undertaken during the year.

(b)

2010 vs. 2009—The decrease in the domestic loss in 2010 was primarily due to divestiture gains recorded in connection with the acquisition of FDAH and cost reductions which were the result of both acquisition related synergies and initiatives undertaken during the year. The increase in the international income in 2010 was also due to cost reductions which were the result of both acquisition related synergies and initiatives undertaken during the year.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

The components of Provision/(benefit) for taxes on income/(loss) based on the location of the taxing authorities, follow:

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009

United States:
Current income taxes:
Federal	$(3)	$(22)	$9
State and local	(1)	(3)	1
Deferred income taxes:
Federal	(19)	(11)	(183)
State and local	(3)	(8)	(34)

Total U.S. tax benefit(a), (b)	(26)	(44)	(207)

International:
Current income taxes	85	160	277
Deferred income taxes	87	(49)	(117)

Total international tax provision	172	111	160

Provision/(benefit) for taxes on income/(loss)(c), (d)	$146	$67	$(47)

(a)

In 2011, the U.S. deferred income tax benefit is primarily due to a decrease in deferred tax liabilities related to fair value adjustments recorded in connection with our acquisitions of FDAH and KAH and an increase in deferred tax assets for the U.S. research tax credit, partially offset by approximately $9 million, as a result of providing U.S. deferred income taxes on certain current-year funds earned outside of the U.S. that will not be permanently reinvested overseas (See Note 7B. Tax Matters: Deferred Taxes). In addition, the U.S. current income tax benefit is primarily due to the tax benefit recorded in connection with the settlement of certain audits with the U.S. Internal Revenue Service (See Note 7C. Tax Matters: Tax Contingencies).

(b)

In 2010, the U.S. current income tax benefit is primarily due to the tax benefit recorded in connection with our $25.5 million settlement with the U.S. Internal Revenue Service and the reversal of $7.9 million of accruals related to interest on these unrecognized tax benefits (see Note 7A. Tax Matters: Taxes on Income). The U.S. deferred income tax benefit is primarily due to a decrease in deferred tax liabilities related to fair value adjustments recorded in connection with our acquisition of FDAH and the establishment of deferred tax assets for the U.S. research tax credit carryforward, partially offset by approximately $21.3 million related to the write-off of deferred tax assets to record the impact of the U.S. healthcare legislation concerning the tax treatment of Medicare Part D subsidy for retiree prescription drug coverage and deferred income tax expense of approximately $39 million as a result of providing U.S. deferred income taxes on certain current-year funds earned outside of the U.S. that will not be permanently reinvested overseas (see Note 7B. Tax Matters: Deferred Taxes).

(c)

In 2009, the deferred tax benefit is primarily due to the establishment of deferred tax assets for net operating losses and tax credit carryforwards and to a lesser extent due to a reduction in deferred tax liabilities related to fair value adjustments recorded in connection with our acquisition of FDAH, partially offset by deferred income tax expense of approximately $31 million as a result of providing U.S. deferred income taxes on certain current-year funds earned outside of the U.S. that will not be permanently reinvested overseas (see Note 7B. Tax Matters: Deferred Taxes).

(d)

In 2011, federal, state and international net tax liabilities assumed or established on the date of the acquisition primarily of KAH are excluded. In 2010 and 2009, federal, state and international net tax liabilities assumed or established on the date of the acquisition primarily of FDAH are excluded (see Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health and Note 4B. Acquisitions, Divestitures and Certain Investments: Acquisition of Fort Dodge Animal Health).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Settlements and Other Items Impacting Provision/(Benefit) for Taxes on Income/(Loss)

The Provision/(benefit) for taxes on income/(loss) was impacted by the following:

•

2011—A tax benefit of approximately $9.5 million, inclusive of interest, related to an audit settlement with the U.S. Internal Revenue Service with respect to the audits of the Wyeth tax returns for the years 2002 through 2005.

•

2010—A tax benefit of approximately $25.5 million recorded in the fourth quarter, related to an audit settlement with the U.S. Internal Revenue Service regarding issues Pfizer had appealed with respect to the audits of the Pfizer Inc. tax returns for the years 2002 through 2005, as well as the Pharmacia audit for the year 2003 through the date of merger with Pfizer (April 16, 2003) and the reversal of approximately $7.9 million of accruals related to interest on these unrecognized tax benefits; and

•

2010—The write-off of approximately $21.3 million of deferred tax assets related to the Medicare Part D subsidy for retiree prescription drug coverage, resulting from the provisions of the U.S. healthcare legislation enacted in March 2010 concerning the tax treatment of that subsidy effective for tax years beginning after December 31, 2012.

•	2009—We incurred certain costs of approximately $18 million associated with the FDAH acquisition that are not deductible for tax purposes (non-deductible items).

See also Note 7C. Tax Matters: Tax Contingencies.

Tax Rate Reconciliation

The reconciliation of the U.S. statutory income tax rate to our effective tax rate for income/(loss) follows:

	Year Ended December 31,
	2011	2010	2009

U.S. statutory income tax rate	35.0%	35.0%	(35.0)%
State and local taxes, net of federal benefits(a)	(0.2)	(2.3)	(12.5)
Taxation of non-U.S. operations(b)(c)	2.7	8.2	9.7
Settlements of certain tax positions(d)	(2.4)	(18.7)	—
U.S. healthcare legislation(e)	0.3	12.0	—
U.S. research tax credit and manufacturing deduction(f)	(2.3)	(3.1)	(1.6)
Non-deductible items(g)	2.1	4.2	9.4
All other—net	1.9	2.3	(1.8)

Effective tax rate for income/(loss)	37.1%	37.6%	(31.8)%

(a)

The rate impact of this component is influenced by the specific level of U.S. earnings in a specific year. In 2009 and 2010, we established deferred tax assets for state net operating losses and credit carryforwards. See above in this Note 7A. Tax Matters: Taxes on Income.

(b)

For taxation of non-U.S. operations, this rate impact reflects the income tax rates and relative earnings in the locations where we do business outside of the United States, together with the cost of repatriation decisions, as well as changes in uncertain tax positions not included in the reconciling item called “Settlements of certain tax positions”: (i) the jurisdictional location of earnings is a component of our effective tax rate each year as tax rates outside of the U.S. are generally lower than the U.S. statutory income tax rate. The rate impact of the jurisdictional location of earnings is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings. This rate impact is then offset or more than offset by the cost of repatriation decisions and other U.S. tax implications of our foreign operations, which may significantly impact the taxation of non-U.S. operations; and (ii) the impact of changes in uncertain tax positions not included in the reconciling item called “Settlements of certain tax positions” is a component of our effective tax rate each year that can result in either an increase or decrease to our effective tax rate. The jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions and as a result of operating fluctuations in the normal course of business, the impact of non-deductible items and the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

(c)

The rate impact of taxation of non-U.S. operations was an increase to our effective tax rate in all periods presented due to (i) the cost of repatriation decisions and other U.S. tax implications that more than offsets the impact of the generally lower tax rates outside the U.S.; (ii) the tax impact of non-deductible items in those jurisdictions; and (iii) the tax impact of changes in uncertain tax positions related to our non-U.S. operations (see also the reconciliation of our gross unrecognized tax benefits in Note 7C. Tax Matters: Tax Contingencies, for current and prior period increases to uncertain tax positions).

(d)	For a discussion about settlements of certain tax positions, see Note 7A. Tax Matters: Taxes on Income.
(e)

For a discussion about the impact of U.S. healthcare legislation, see “Settlements and Other Items Impacting Provision/(Benefit) for Taxes on Income/(Loss)” above in this Note 7A. Tax Matters: Taxes on Income.

(f)

For a discussion about the U.S. research tax credit and manufacturing deduction, see the components of Provision/(benefit) for taxes on income/(loss) above in this Note 7A. Tax Matters: Taxes on Income. As of December 31, 2011, the U.S. Research Tax Credit has expired.

(g)	For a discussion about non-deductible items, see “Settlements and Other Items Impacting Provision/(Benefit) for Taxes on Income/(Loss)” above in this Note 7A. Tax Matters: Taxes on Income.

We have manufacturing operations in Singapore, where we benefit from manufacturing incentive tax rates effective through 2031 on income from those operations.

B. Deferred Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between financial reporting and tax bases of assets and liabilities using enacted tax laws and rates.

The components of our deferred tax assets and liabilities, shown before jurisdictional netting, follow:

	2011 Deferred Tax		2010 Deferred Tax
(MILLIONS OF DOLLARS)	Assets	(Liabilities)	Assets	(Liabilities)

Prepaid/deferred items	$80	$(4)	$57	$(2)
Inventories	46	(5)	31	(1)
Intangibles	5	(273)	8	(253)
Property, plant and equipment	1	(122)	—	(115)
Employee benefits	34	—	38	—
Restructuring and other charges	51	(1)	53	(1)
Net operating loss/credit carryforwards	212	—	221	—
Unremitted earnings	—	(93)	—	(84)
Miscellaneous	3	(1)	—	—

Subtotal	432	(499)	408	(456)
Valuation allowance	(5)	—	(4)	—

Total deferred taxes	427	(499)	404	(456)

Net deferred tax liability(a), (b)		$(72)		$(52)

(a)

2011 vs. 2010—The net deferred tax liability position in 2011 reflects an increase in noncurrent deferred tax liabilities related to intangibles established in connection with our acquisition of King and an increase in noncurrent deferred tax liabilities on unremitted earnings, partially offset by the reduction in noncurrent deferred tax liabilities related to the amortization of identifiable intangibles.

(b)

In 2011, included in Current deferred tax assets ($96 million), Noncurrent deferred tax assets ($143 million) and Noncurrent deferred tax liabilities ($311 million). In 2010, included in Current deferred tax assets ($97 million), Noncurrent deferred tax assets ($70 million), Other current liabilities ($1 million) and Noncurrent deferred tax liabilities ($218 million).

We have carryforwards, primarily related to foreign tax credits, research and development tax credits and net operating losses, which are available to reduce future U.S. federal and state, as well as international income taxes payable with either an indefinite life or expiring at various times from 2012 to 2031. Certain of our U.S. net operating losses are subject to limitations under Internal Revenue Code Section 382.

Valuation allowances are provided when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax planning strategies.

As of December 31, 2011, we have not made a U.S. tax provision on approximately $1.9 billion of unremitted earnings of our international subsidiaries. As of December 31, 2011, as these earnings are intended to be permanently reinvested overseas, the determination of a hypothetical unrecognized deferred tax liability is not practicable.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

C. Tax Contingencies

We are subject to income tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. These tax audits can involve complex issues, interpretations and judgments and the resolution of matters may span multiple years, particularly if subject to negotiation or litigation. For a description of our accounting policies associated with accounting for income tax contingencies, see Note 3M. Significant Accounting Policies: Deferred Tax Assets and Liabilities and Income Tax Contingencies. For a description of the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

Uncertain Tax Positions

As tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. As of December 31, 2011 and 2010, we had approximately $82 million and $66 million, respectively, in net liabilities associated with uncertain tax positions, excluding associated interest:

•

Tax assets associated with uncertain tax positions primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction. As of December 31, 2011 and 2010, we had approximately $32 million and $27 million, respectively, in assets associated with uncertain tax positions recorded in Other noncurrent assets.

•

Tax liabilities associated with uncertain tax positions represent unrecognized tax benefits, which arise when the estimated benefit recorded in our financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. These unrecognized tax benefits relate primarily to issues common among multinational corporations. Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

The reconciliation of the beginning and ending amounts of gross unrecognized tax benefits follows:

(MILLIONS OF DOLLARS)	2011	2010	2009
Balance, January 1	$(93)	$(143)	$(86)
Acquisitions(a)	(19)	—	(49)
Increases based on tax positions taken during a prior period(b)	—	(4)	(3)
Decreases based on tax positions taken during a prior period(b), (c)	1	37	4
Decreases based on cash payments for a prior period	7	11	—
Increases based on tax positions taken during the current period(b)	(10)	(10)	(9)
Decreases based on tax positions taken during the current period	—	16	—
Impact of foreign exchange	—	—	—
Other, net	—	—	—

Balance, December 31(d)	$(114)	$(93)	$(143)

(a)	The amount in 2011 primarily relates to the acquisition of KAH and the amounts in 2009 primarily relates to the acquisition of FDAH.
(b)	Primarily included in Provision/(benefit) for taxes on income/(loss).
(c)	In 2011, 2010, and 2009, the decreases are primarily a result of effectively settling certain issues with the U.S. and foreign tax authorities. See discussions below.
(d)	In 2011, included in Noncurrent deferred tax assets ($(6) million) and Other taxes payable ($108 million). In 2010, included in Other taxes payable ($93 million).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

•

Interest related to our unrecognized tax benefits is recorded in accordance with the laws of each jurisdiction and is recorded in Provision/(benefit) for taxes on income/(loss) in our combined statements of operations. In 2011, interest expense was de minimis and in 2010 and 2009, we recorded a net interest benefit of $5 million and net interest expense of $2 million, respectively. Gross accrued interest totaled $14 million and $7 million as of December 31, 2011 and 2010, respectively. Accrued penalties are not significant. In 2011, these amounts were included in Other taxes payable ($14 million). In 2010, these amounts were included in Other taxes payable ($7 million).

Status of Tax Audits and Potential Impact on Accruals for Uncertain Tax Positions

The United States is one of our major tax jurisdictions:

•

With respect to Pfizer, the tax years 2006-2010 are currently under audit and the tax year 2011 is open but not under audit. All other tax years in the U.S. for Pfizer Inc. are closed under the statute of limitations.

•	With respect to Wyeth, tax years 2006 through the Wyeth acquisition date (October 15, 2009) are currently under audit. All other tax years are closed.

•

With respect to King, King’s tax year 2008 and Alpharma, Inc.’s (an animal health related company acquired through the KAH acquisition) tax years 2005-2007 are currently under audit. Tax years 2009 through the date of acquisition (January 31, 2011) are open but not under audit. King’s tax years prior to 2008 have been settled with the IRS.

In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Canada (1998-2011), Japan (2006-2011), Europe (2002-2011, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany) and Puerto Rico (2007-2011).

Any settlements or statute of limitations expirations could result in a significant decrease in our uncertain tax positions. We estimate that it is reasonably possible that within the next twelve months, our gross unrecognized tax benefits, exclusive of interest, could decrease by as much as $0.3 million, as a result of settlements with taxing authorities or the expiration of the statute of limitations. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and any variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible change related to our uncertain tax positions, and such changes could be significant.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

8. Accumulated Other Comprehensive Income/(Loss)

Changes, net of tax, in accumulated other comprehensive income/(loss) follow:

	Net Unrealized Gains/(Losses)	Benefit Plans
(MILLIONS OF DOLLARS)	Currency Translation Adjustment	Actuarial Gains/(Losses)	Accumulated Other Comprehensive Income/(Loss)

Balance, December 31, 2008	$(152)	$ (1)	$(153)
Other comprehensive income	210	(2)	208

Balance, December 31, 2009	58	(3)	55
Other comprehensive loss	(121)	(8)	(129)

Balance, December 31, 2010	(63)	(11)	(74)
Other comprehensive income	4	5	9

Balance, December 31, 2011	$ (59)	$ (6)	$ (65)

9. Financial Instruments

The combined balance sheets include the financial assets and liabilities that are directly attributable to the animal health operations of Pfizer, except that the combined balance sheets also include an allocation of long-term debt from Pfizer, see Note 2. Basis of Presentation.

A. Financial Assets and Liabilities

As of December 31, 2011 and 2010, financial assets and liabilities consist primarily of cash and cash equivalents, accounts receivable, accounts payable and an allocation of long-term debt.

The recorded amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. For an estimate of the fair value of our long-term debt, see Note 9D. Financial Instruments: Allocated Long-Term Debt.

B. Accounts Receivable

As of December 31, 2011 and 2010, Accounts receivable, less allowance for doubtful accounts, of $871 million and $773 million, respectively, includes approximately $48 million and $82 million of other receivables, such as trade notes receivable and royalty receivables, among others. The amount of other receivables in 2010 includes approximately $30 million related to receivables recorded in connection with the business required to be divested as part of the acquisition of Wyeth (see Note 4D. Acquisitions, Divestitures and Certain Investments: Divestitures).

C. Available Lines of Credit

We have available lines of credit with banks and other financial intermediaries. As of December 31, 2011, we had access to $22 million of lines of credit, of which $19 million expire within one year. Of these lines of credit, $22 million are unused. These lines are denominated in various foreign currencies to support general operating needs in their respective countries. None of these lines have been drawn as of December 31, 2011 and December 31, 2010.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

D. Allocated Long-Term Debt

Long-term debt, including the current portion, as of December 31, 2011 and 2010 of $575 million and $711 million, respectively, represents an allocation of Pfizer debt that was issued to partially finance the acquisition of Wyeth (including FDAH) and that has been allocated on a pro-rata basis using the deemed acquisition cost of FDAH as a percentage of the total acquisition cost of Wyeth. The allocated long-term debt has a weighted-average interest rate of approximately 5.7% and 5.3% as of December 31, 2011 and 2010, respectively. On December 31, 2011, one of the allocated debt instruments was called by Pfizer.

The allocated long-term debt is carried at historical proceeds as adjusted for any gains or losses associated with changes in interest rates since Pfizer holds derivative financial instruments designated and qualifying as fair value hedging instruments for interest rate risk.

As of December 31, 2011 and 2010, the fair value of the allocated long-term debt is $690 million and $780 million, respectively. The fair value of the allocated long-term debt is determined using a third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and Pfizer’s credit rating. The fair value of the allocated long-term debt does not purport to reflect the fair value that might have been determined if Zoetis had operated as a standalone public company for the periods presented or if we had used Zoetis’s credit rating in the calculation.

The annual maturity of the allocated long-term debt outstanding as of December 31, 2011 follows:

(MILLIONS OF DOLLARS)	2012	2013	2014	2015	2016	After 2016	Total
Maturities	$—	$72	$—	$92	$77	$334	$575

10. Inventories

The combined balance sheets include all of the inventory directly attributable to the animal health operations of Pfizer.

The components of inventory follow:

	As of December 31,
(MILLIONS OF DOLLARS)	2011	2010
Finished goods	$608	$598
Work-in-process	284	241
Raw materials and supplies	171	156

Inventories(a)	$1,063	$995

(a)	The increase in total inventories is primarily due to the acquisition of KAH (see Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

11. Property, Plant and Equipment

The combined balance sheets include the property, plant and equipment specifically identifiable with the animal health operations of Pfizer. The combined statements of operations include all of the depreciation and amortization charges deemed attributable to the animal health operations.

The components of property, plant and equipment follow:

(MILLIONS OF DOLLARS)	Useful Lives (Years)	As of December 31,
		2011	2010
Land	—	$31	$25
Buildings	33 1/3-50	822	759
Machinery and equipment	8-20	1,021	904
Furniture, fixtures and other	3-12 1/2	124	130
Construction-in-progress	—	151	87

		2,149	1,905
Less: Accumulated depreciation		906	757

Property, plant and equipment(a)		$1,243	$1,148

(a)

The increase in total property, plant and equipment is primarily due to the acquisition of KAH (see Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health), capital additions and the impact of foreign exchange, partially offset by depreciation and disposals.

12. Goodwill and Other Intangible Assets

The combined balance sheets include all of the goodwill and other intangible assets directly attributable to the animal health operations of Pfizer. The combined statements of operations include all of the amortization expense and impairment charges associated with these intangible assets.

A. Goodwill

The components and changes in the carrying amount of goodwill follow:

(MILLIONS OF DOLLARS)	U.S.	EuAfME	CLAR	APAC	Total
Goodwill, gross carrying amount	$738	$231	$240	$240	$1,449
Cumulative Impairments(a)	(273)	(85)	(89)	(89)	(536)

Balance, December 31, 2009	465	146	151	151	913
Additions(b)	15	4	5	5	29
Other(c)	(4)	(2)	(1)	(1)	(8)

Balance, December 31, 2010	476	148	155	155	934
Additions(d)	28	9	9	9	55

Balance, December 31, 2011	$504	$157	$164	$164	$989

(a)

As a result of adopting an accounting standard in fiscal 2002 related to the accounting for goodwill after initial recognition, we recorded a goodwill impairment charge of approximately $536 million as the cumulative effect of an accounting change. After recording this impairment charge in fiscal 2002, there was no goodwill associated with any of our operating segments.

(b)	Reflects the acquisitions of Synbiotics and Vetnex (see Note 4C. Acquisitions, Divestitures and Certain Investments: Other Acquisitions).
(c)	Primarily reflects adjustments for foreign currency translation.
(d)

Primarily reflects the acquisition of KAH and the formation of Jilin (see Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health and Note 4E. Acquisitions, Divestitures and Certain Investments: Certain Investments).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

B. Other Intangible Assets

The components of identifiable intangible assets follow:

	As of December 31,
	2011			2010
(MILLIONS OF DOLLARS)	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, Less Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, Less Accumulated Amortization
Finite-lived intangible assets:
Developed technology rights	$755	$(128)	$627	$661	$ (80)	$581
Brands	216	(77)	139	216	(65)	151
Trademarks	54	(30)	24	55	(24)	31
Other	129	(118)	11	134	(116)	18

Total finite-lived intangible assets	1,154	(353)	801	1,066	(285)	781

Indefinite-lived intangible assets:
Brands	39	—	39	39	—	39
Trademarks	67	—	67	67	—	67
In-process research and development	21	—	21	37	—	37

Total indefinite-lived intangible assets	127	—	127	143	—	143

Identifiable intangible assets(a)	$1,281	$(353)	$928	$1,209	$(285)	$924

(a)

Reflects the assets acquired as part of the acquisition of KAH in January 2011 (see Note 4A. Acquisitions, Divestitures and Certain Investments: Acquisition of King Animal Health) and adjustments for foreign currency translation, offset by amortization and impairment charges (see Note 6. Other (Income)/Deductions—Net).

Developed Technology Rights

Developed technology rights represent the amortized cost associated with developed technology, which has been acquired from third parties and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. These assets include technologies related to the care and treatment of cattle, swine, poultry, fish, sheep, dogs, cats and horses.

Brands

Brands represent the amortized or unamortized cost associated with product name recognition, as the products themselves do not receive patent protection. The more significant finite-lived brands are Excenel, Lutalyse and Spirovac and the more significant indefinite-lived brands are the Linco family products and Mastitis.

Trademarks

Trademarks represent the amortized or unamortized cost associated with legal trademarks. The more significant components of indefinite-lived trademarks are various SmithKlineBeecham trademarks. The most significant finite-lived trademark relates to CLS.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

In-Process Research and Development

IPR&D assets represent research and development assets that have not yet received regulatory approval in a major market. The majority of these IPR&D assets were acquired in connection with our acquisition of FDAH.

IPR&D assets are required to be classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development effort. Accordingly, during the development period after the date of acquisition, these assets will not be amortized until approval is obtained in a major market, typically either the U.S. or the EU, or in a series of other countries, subject to certain specified conditions and management judgment. At that time, we will determine the useful life of the asset, reclassify the asset out of in-process research and development and begin amortization. If the associated research and development effort is abandoned, the related IPR&D assets will be written-off, and we will record an impairment charge.

For IPR&D assets, there can be no certainty that these assets ultimately will yield a successful product.

C. Amortization

The weighted-average life of our total finite-lived intangible assets, developed technology rights, and finite-lived brands is approximately 14 years, 14 years and 16 years, respectively. Total amortization expense for finite-lived intangible assets was $70 million in 2011, $58 million in 2010 and $34 million in 2009.

The annual amortization expense expected for the years 2012 through 2016 is as follows:

(MILLIONS OF DOLLARS)	2012	2013	2014	2015	2016
Amortization expense	$66	$62	$62	$62	$62

D. Impairments

For information about intangible asset impairments, see Note 6. Other (Income)/Deductions––Net.

13.   Benefit Plans

The combined statements of operations include all of the benefit plan expenses attributable to the animal health operations of Pfizer, including expenses associated with pension plans, postretirement plans and defined contribution plans. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the animal health operations. The combined balance sheets include the benefit plan assets and liabilities of only those plans that are dedicated to animal health employees. All dedicated benefit plans are pension plans.

A. Pension Plans

Generally, most of our employees are eligible to participate in Pfizer’s pension plans. An employee’s benefits are determined based on a combination of years of service and average earnings, as defined in the specific plans. Participants vest in some of their benefits after five years of service.

Pension expense, associated with the U.S. and certain significant international locations, totaled approximately $64 million in 2011, $64 million in 2010 and $66 million in 2009.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Below, we have provided additional information about the expenses, assets and liabilities of the pension plans in the Netherlands, Germany, India, the Philippines and Korea as these plans are dedicated to animal health employees.

Information about these dedicated pension plans is provided in the tables below.

Net Periodic Benefit Costs and Other Costs––Dedicated Plans

The net periodic benefit cost associated with dedicated pension plans recognized in our combined statements of operations is approximately $3 million in 2011, $2 million 2010 and $0 million in 2009, virtually all of which relate to service cost and interest cost.

The other changes associated with dedicated pension plans recognized in our combined statements of comprehensive income/(loss) are approximately $5 million income in 2011, $8 million expense in 2010 and $2 million expense in 2009. These other changes are primarily due to changes in actuarial assumptions.

The amount in Accumulated other comprehensive loss expected to be amortized into 2012 net periodic benefit cost is $0.2 million attributable to the amortization of previously unrecognized actuarial losses.

Actuarial Assumptions––Dedicated Plans

The following table provides the weighted-average actuarial assumptions for the dedicated pension plans:

	As of December 31,
(PERCENTAGES)	2011	2010	2009
Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.8%	5.1%	6.0%
Rate of compensation increase	2.7	2.7	2.6

Weighted-average assumptions used to determine net benefit cost:
Discount rate	5.1%	6.0%	9.0%
Expected return on plan assets	3.6	4.0	4.5
Rate of compensation increase	2.7	2.6	5.0

The assumptions above are used to develop the benefit obligations at the end of the year and to develop the net periodic benefit cost for the following year. Therefore, the assumptions used to determine the net periodic benefit cost for each year are established at the end of each previous year, while the assumptions used to determine the benefit obligations are established at each year-end. The net periodic benefit cost and the benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. The assumptions are revised based on an annual evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing retirement benefits.

Virtually all of Zoetis’s dedicated pension plan assets are associated with Zoetis’s dedicated pension plan in the Netherlands. The Netherlands plan is financed through an insurance contract for which the insurer is responsible for the investment of the plan assets. The insurance contract covers certain investment and mortality risks in relation to accrued benefits earned in the plan. The assets held in the insurance contract are predominantly fixed income securities. The expected return on assets is determined based on the yields available on those assets.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Actuarial and other assumptions for pension plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

Obligations and Funded Status––Dedicated Plans

An analysis of the changes in our benefit obligations, plan assets and funded status of our dedicated plans follows:

	As of and for the Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010

Change in Benefit Obligation:
Projected benefit obligation, beginning	$39	$34
Changes in actuarial assumptions and other	(5)	9
Adjustments for foreign currency translation	2	(5)
Other––net	1	1

Benefit obligation, ending	37	39

Change in Plan Assets:
Fair value of plan assets, beginning	31	33
Actual return on plan assets	1	2
Company contributions	2	3
Adjustments for foreign currency translation	1	(5)
Other––net	(2)	(2)

Fair value of plan assets, ending	33	31

Funded status—Projected benefit obligation in excess of plan assets at end of year(a)	$(4)	$(8)

(a)	Included in Other noncurrent liabilities.

Actuarial gains/losses totaled approximately $6 million loss at December 31, 2011 and $11 million loss at December 31, 2010. The actuarial gains and losses primarily represent the cumulative difference between the actuarial assumptions and actual return on plan assets, changes in discount rates and changes in other assumptions used in measuring the benefit obligations. These actuarial gains and losses are recognized in Accumulated other comprehensive income/(loss) and are amortized into net periodic benefit costs over an average period of 17.8 years.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Information related to the funded status of selected plans follows:

	As of December 31,
(MILLIONS OF DOLLARS)	2011	2010

Pension plans with an accumulated benefit obligation in excess of plan assets:
Fair value of plan assets	$—	$30
Accumulated benefit obligation	2	33
Pension plans with a projected benefit obligation in excess of plan assets:
Fair value of plan assets	33	31
Projected benefit obligation	37	39

Plan Assets—Dedicated Plans

The components of plan assets follow:

	As of December 31,
(MILLIONS OF DOLLARS)	2011	2010
Cash and cash equivalents	$1	$—
Equity securities: Equity commingled funds	4	6
Debt securities: Government bonds	26	23
Other Investments	2	2

Total(a)	$33	$31

(a)

Fair values are determined based on valuation inputs categorized as Level 1, 2 or 3 (see Note 3D. Significant Accounting Policies: Fair Value). All investment plan assets are valued using Level 2 inputs, except that the equity commingled funds are valued using Level 1 inputs.

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

Specifically, the following methods and assumptions were used to estimate the fair value of our pension assets:

•	Equity commingled funds––quoted market prices.

•

Government bonds and other investments quoted prices for similar assets in active markets or quoted prices for identical or similar assets in markets that are not active or are directly or indirectly observable.

The long-term target asset allocations and the percentage of the fair value of plans assets for dedicated benefit plans follow:

	As of December 31,
	Target allocation percentage	Percentage of Plan Assets
(PERCENTAGES)	2011	2011	2010
Cash and cash equivalents	0-20%	2.7%	1.3%
Equity securities	0-20	13.3	20.2
Debt securities	65-80	78.2	74.8
Other investments	0-20	5.8	3.7

Total	100.0%	100.0%	100.0%

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

The insurer utilizes long-term asset allocation ranges in the management of our plans’ invested assets. Long-term return expectations are developed based on the insurer’s investment strategy, which takes into account historical experience, as well as the impact of portfolio diversification, active portfolio management, and the insurer’s view of current and future economic and financial market conditions. As market conditions and other factors change, the insurer may adjust the targets accordingly and actual asset allocations may vary from the target allocations.

The insurer’s long-term asset allocation ranges reflect its asset class return expectations and tolerance for investment risk within the context of the respective plans’ long-term benefit obligations. These ranges are supported by an analysis that incorporates historical and expected returns by asset class, as well as volatilities and correlations across asset classes and our liability profile. This analysis, referred to as an asset-liability analysis, also provides an estimate of expected returns on plan assets, as well as a forecast of potential future asset and liability balances.

The insurer reviews investment performance with Zoetis on a quarterly basis in total, as well as by asset class, relative to one or more benchmarks.

Cash Flows—Dedicated Plans

Our plans are generally funded in amounts that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax and other laws.

We expect to contribute $2 million to our dedicated pension plans in 2012. The expected benefit payment for each of the next ten years is approximately $1 million per year. These expected benefit payments reflect the future plan benefits projected to be paid from the plans or from the general assets of Zoetis entities in the Netherlands, Germany, India, the Philippines and Korea under the current actuarial assumptions used for the calculation of the projected benefit obligation and, therefore, actual benefit payments may differ from projected benefit payments.

B. Postretirement Plans

Many of our employees are eligible to participate in postretirement plans sponsored by Pfizer. Pfizer does not fund postretirement plans, but contributes to the plans as benefits are paid.

Postretirement benefit expense, associated with the U.S. and certain significant international locations, totaled approximately $17 million in 2011, $19 million in 2010 and $15 million in 2009.

C. Defined Contribution Plans

Our U.S. employees are eligible to participate in Pfizer’s defined contribution plans, whereby employees contribute a portion of their compensation, which is partially matched by Pfizer. Once the contributions have been paid, Pfizer has no further payment obligations.

Contribution expense, associated with the U.S. defined contribution plan, totaled approximately $18 million in 2011, $15 million in 2010 and $15 million in 2009.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

14.  Share-Based Payments

Our compensation programs include grants under Pfizer’s share-based payment programs. The combined statements of operations include all of the share-based payment expenses directly attributable to the animal health operations of Pfizer. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the animal health operations.

Compensation programs can include share-based payments under various Pfizer employee stock and incentive plans. The primary share-based compensation programs and their general terms and conditions are as follows:

•

Stock options, which when vested, entitle the holder to purchase a specified number of shares of Pfizer common stock at a price per share equal to the market price of Pfizer common stock on the date of grant.

•

Restricted Stock Units (RSUs), which when vested, entitle the holder to receive a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs.

•

Total Shareholder Return Units (TSRUs), which when vested, entitle the holder to receive, two years after the end of the three-year vesting term, a number of shares of Pfizer common stock with a value equal to the difference between the defined settlement price and the closing price of Pfizer common stock on the date of grant, plus accumulated dividend equivalents through the payment date, if and to the extent the total value is positive.

•

Performance Share Awards (PSAs), which when vested, entitle the holder to receive a number of shares of Pfizer common stock, within a range of shares from zero to a specified maximum, calculated using a non-discretionary formula that measures Pfizer’s performance relative to an industry peer group. Dividend equivalents accumulate on PSAs and are paid at the end of the vesting term in respect of any shares that are paid.

A. Impact on Net Income

The components of share-based compensation expense and the associated tax benefit follow:

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009

Stock option expense	$8	$7	$7
RSU expense	10	8	8
TSRU/PSA expense	1	1	—

Share-based compensation expense—direct	19	16	15
Share-based compensation expense—allocated	6	6	7

Share-based compensation expense—total	25	22	22
Tax benefit for share-based compensation expense	(6)	(7)	(7)

Share-based compensation expense, net of tax	$19	$15	$15

B. Stock Options

Stock options are accounted for using a fair-value-based method at the date of grant in the combined statements of operations. The values determined through this fair-value-based method generally are amortized on a straight-line basis over the vesting term into Cost of sales, Selling, general and administrative expenses, and Research and development expenses, as appropriate.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

All eligible employees may receive Pfizer stock option grants. In virtually all instances, Pfizer stock options granted vest after three years of continuous service from the grant date and have a contractual term of 10 years. In most cases, Pfizer stock options must be held for at least one year from the grant date before any vesting may occur. In the event of a divestiture or restructuring, Pfizer stock options held by employees are immediately vested and are exercisable for a period from three months to their remaining term, depending on various conditions.

The fair-value-based method for valuing each Pfizer stock option grant on the grant date uses, for virtually all grants, the Black-Scholes-Merton option-pricing model, which incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values:

	Year Ended December 31,
	2011	2010	2009
Expected dividend yield(a)	4.14%	4.00%	4.90%
Risk-free interest rate(b)	2.59%	2.87%	2.69%
Expected stock price volatility(c)	25.55%	26.85%	41.36%
Expected term(d) (years)	6.25	6.25	6.00

(a)	Determined using a constant dividend yield during the expected term of the Pfizer stock option.
(b)	Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
(c)	Determined using implied volatility, after consideration of historical volatility for Pfizer stock.
(d)	Determined using historical exercise and post-vesting termination patterns.

The Pfizer stock option activity for direct Zoetis employees under Pfizer plans follows:

	Shares (THOUSANDS)	Weighted-average Exercise Price Per Share	Weighted-average Remaining Contractual Term (YEARS)	Aggregate Intrinsic Value(a) (MILLIONS)

Outstanding, December 31, 2008	14,791	$31.66
Granted	2,091	12.78
Exercised	—	—
Forfeited	(12)	21.93
Canceled	(1,188)	40.70

Outstanding, December 31, 2009	15,682	28.47
Granted	2,723	17.61
Exercised	—	—
Forfeited	(6)	17.47
Canceled	(620)	32.39

Outstanding, December 31, 2010	17,779	26.67
Granted	3,196	18.97
Exercised	—	—
Forfeited	(11)	18.90
Canceled	(1,347)	41.60

Outstanding, December 31, 2011	19,617	$24.40	5.2	$38
Vested and expected to vest(b), December 31, 2011	19,215	$24.55	5.2	$36
Exercisable, December 31, 2011	11,558	$29.61	3.1	$—

(a)	Market price of underlying Pfizer common stock less exercise price.
(b)	The number of options expected to vest takes into account an estimate of expected forfeitures.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Data related to Pfizer stock option activity for direct Zoetis employees under Pfizer plans follows:

	Year Ended/As of December 31,
(MILLIONS OF DOLLARS, EXCEPT PER STOCK OPTION AMOUNTS)	2011	2010	2009
Weighted-average grant date fair value per stock option	$3.15	$3.24	$3.30
Aggregate intrinsic value on exercise	—	—	—
Cash received upon exercise	—	—	—
Tax benefits realized related to exercise	—	—	—
Total compensation cost related to nonvested stock options not yet recognized, pre-tax	$9	$8	$6
Weighted-average period in years over which stock option compensation cost is expected to be recognized	1.8	1.8	1.8

C. Restricted Stock Units (RSUs)

RSUs are accounted for using a fair-value-based method that utilizes the closing price of Pfizer common stock on the date of grant. In virtually all instances, the units vest after three years of continuous service from the grant date and the values determined using the fair-value-based method are amortized on a straight-line basis over the vesting term into Cost of sales, Selling, general and administrative expenses, and Research and development expenses, as appropriate.

The RSU activity for direct Zoetis employees under Pfizer plans follows:

		Weighted-Average
	Shares	Grant Date Fair Value
	(THOUSANDS)	Per Share
Nonvested, December 31, 2008	1,085	$24.57
Granted	505	13.32
Vested	(166)	26.20
Reinvested dividend equivalents	64	19.34
Forfeited	(2)	23.96

Nonvested, December 31, 2009	1,486	20.53
Granted	599	17.53
Vested	(489)	25.86
Reinvested dividend equivalents	61	17.92
Forfeited	(1)	18.42

Nonvested, December 31, 2010	1,656	17.79
Granted	699	18.83
Vested	(508)	22.91
Reinvested dividend equivalents	75	18.44
Forfeited	(1)	16.59

Nonvested, December 31, 2011	1,921	$16.78

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Data related to all RSU activity for direct Zoetis employees under Pfizer plans follows:

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009
Total grant date fair-value-based amount of shares vested	$12	$13	$4
Total compensation cost related to nonvested RSU awards not yet recognized, pre-tax	$12	$8	$7
Weighted-average period over which RSU cost is expected to be recognized (years)	1.9	1.9	1.6

15.  Commitments and Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business. For a discussion of our tax contingencies, see Note 7C. Tax Matters: Tax Contingencies.

A. Legal Proceedings

Our non-tax contingencies include, among others, the following:

•	Product liability and other product-related litigation, which can include injury, consumer, off-label promotion, antitrust and breach of contract claims.

•	Commercial and other litigation, which can include product-pricing claims and environmental claims and proceedings.

•	Patent litigation, which typically involves challenges to the coverage and/or validity of our patents or those of third parties on various products or processes.

•	Government investigations, which can involve regulation by national, state and local government agencies in the U.S. and in other countries.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, and/or criminal charges, which could be substantial.

We believe that we have strong defenses in these types of matters, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B. Significant Accounting Policies: Estimates and Assumptions.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

The principal matters to which we are a party are discussed below. In determining whether a pending matter is significant for financial reporting and disclosure purposes, we consider both quantitative and qualitative factors in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be a class action and our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader’s judgment about our financial statements in light of all of the information about the company that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters, we consider, among other things, the financial significance of the product protected by the patent.

Roxarsone® (3-Nitro)

We are defendants in nine actions involving more than 137 plaintiffs that allege that the distribution of the medicinal feed additive Roxarsone allegedly caused various diseases in the plaintiffs, including cancers and neurological diseases. Other defendants, including various poultry companies, are also named in these lawsuits. Compensatory and punitive damages are sought in unspecified amounts.

In September 2006, the Circuit Court of Washington County returned a defense verdict in one of the lawsuits, Mary Green, et al. v. Alpharma, Inc. et al. In 2008, this verdict was appealed and affirmed by the Arkansas Supreme Court. Certain summary judgments favoring the poultry company co-defendants in Mary Green, et al. v. Alpharma, Inc. et al. were reversed by the Arkansas Supreme Court in 2008. These claims were retried in 2009 and that trial also resulted in a defense verdict, which was affirmed by the Arkansas Supreme Court in April 2011. The next lawsuit in the group of actions is set for trial in October 2012.

In June 2011, we announced that we would suspend sales in the U.S. of 3-Nitro (Roxarsone) in response to a request by the U.S. FDA and we subsequently stopped sales of 3-Nitro in several international markets.

PregSure®

We have received in total approximately 75 claims in Europe and New Zealand seeking damages related to calves claimed to have died of Bovine Neonatal Pancytopenia (BNP) on farms where PregSure BVD, a vaccine against Bovine Virus Diarrhea (BVD) was used. BNP is a rare syndrome that first emerged in cattle in Europe in 2006. Studies of BNP suggest a potential association between the administration of PregSure and the development of BNP, although no causal connection has been established. The cause of BNP is not known.

In 2010, we voluntarily stopped sales of PregSure BVD, a vaccine against Bovine Virus Diarrhea (BVD) in Europe, and recalled the product at wholesalers while investigations into possible causes of BNP continue. In 2011, after incidences of BNP were reported in New Zealand, we voluntarily withdrew the marketing authorization for PregSure throughout the world.

We have settled approximately 20 of these claims for amounts that are not material individually or in the aggregate. Investigations into possible causes of BNP continue and these settlements may not be representative of any future claims resolutions.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Advocin

On January 30, 2012, Bayer filed a complaint against Pfizer alleging infringement and inducement of infringement of Bayer patent US 5,756,506 covering, among other things, a process for treating bovine respiratory disease (BRD) by administering a single high dose of fluoroquinolone. The complaint was filed after Pfizer’s product Advocin® was approved as a single dose treatment of BRD, in addition to its previous approval as a multi-dose treatment. Bayer seeks a permanent injunction, damages and a recovery of attorney’s fees, and has demanded a jury trial. Discovery is ongoing, and the trial is currently scheduled for October 2012. We believe we have strong defenses against the claim.

Ulianopolis, Brazil

In February 2012, the Municipality of Ulianopolis (State of Para, Brazil) filed a complaint against Fort Dodge Saúde Animal Ltda (FDSAL) and five other large companies alleging that waste sent to a local waste incinerator for destruction, but that was not ultimately destroyed as the facility lost its operating permit, caused environmental impacts requiring cleanup.

The Municipality is seeking recovery of cleanup costs purportedly related to FDSAL’s share of all waste accumulated at the waste incineration facility awaiting destruction, and compensatory damages to be allocated among the six defendants. We believe we have strong arguments against the claim, including defense strategies against any claim of joint and several liability.

At the request of the Municipal prosecutor, in April 2012, the lawsuit was suspended for one year. Since that time, the prosecutor has initiated investigations into the Municipality’s actions in the matter as well as the efforts undertaken by the six defendants to remove and dispose of their individual waste from the local incineration facility.

B. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2011, recorded amounts for the estimated fair value of these indemnifications are not significant.

C. Purchase Commitments

As of December 31, 2011, we have agreements totaling $202 million to purchase goods and services that are enforceable and legally binding and include amounts relating to contract manufacturing and information technology services. Included in this amount are approximately $5 million of potential milestone payments that are deemed reasonably likely to occur.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

16.  Segment, Geographic and Revenue Information

A. Segment Information

The animal health medicines and vaccines industry is characterized by meaningful differences in customer needs across different regions. As a result of these differences, among other things, we manage our operations through four geographic regions. Each operating segment has responsibility for its commercial activities. Within each these regional operating segments, we offer a diversified product portfolio, including vaccines, parasiticides, anti-infectives, medicinal feed additives and other pharmaceuticals, for both livestock and companion animal customers.

Operating Segments

•	The United States (U.S.)

•	Europe/Africa/Middle East (EuAfME)—Includes, among others, the United Kingdom, Germany, France, Italy, Spain, Northern Europe and Central Europe as well as Russia, Turkey and South Africa.

•	Canada/Latin America (CLAR)––Includes Canada, Brazil, Mexico, Central America and Other South America.

•	Asia/Pacific (APAC)––Includes Australia, Japan, New Zealand, South Korea, India, China/Hong Kong, Northeast Asia, Southeast Asia and South Asia.

Our chief operating decision maker uses the revenues and earnings of the four operating segments, among other factors, for performance evaluation and resource allocation.

Other Costs and Business Activities

Certain costs are not allocated to our operating segment results, such as costs associated with the following:

•	Research and Development (R&D), which is generally responsible for research projects.

•

Corporate, which is responsible for platform functions such as business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, among others. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest income and expense.

•

Certain transactions and events such as (i) purchase accounting adjustments, where we incur expenses associated with the amortization of fair value adjustments to inventory, intangible assets and property, plant and equipment; (ii) acquisition-related activities, where we incur costs for restructuring and integration; and (iii) certain significant items, which include non-acquisition-related restructuring charges, certain asset impairment charges and costs associated with cost reduction/productivity initiatives.

Segment Assets

We manage our assets on a total company basis, not by operating segment. Therefore, our chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. As of December 31, 2011 and 2010, total assets were approximately $5.7 billion and $5.3 billion, respectively.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Selected Statement of Operations Information

Selected statement of operations information follows:

(MILLIONS OF DOLLARS)	Revenues(a)	Earnings(b)	Depreciation and Amortization(c)

Year ended December 31, 2011(d):
U.S.	$1,659	$820	$26
EuAfME	1,144	365	25
CLAR	788	275	25
APAC	642	196	15

Total reportable segments	4,233	1,656	91
Other business activities(e)	—	(279)	15
Reconciling Items:
Corporate(f)	—	(504)	31
Purchase accounting adjustments(g)	—	(82)	59
Acquisition-related costs(h)	—	(122)	6
Certain significant items(i)	—	(172)	3
Other unallocated(j)	—	(103)	—

	$4,233	$394	$205

Year ended December 31, 2010:
U.S.	$1,384	$656	$13
EuAfME	1,020	328	25
CLAR	664	203	19
APAC	514	146	14

Total reportable segments	3,582	1,333	71
Other business activities(e)	—	(264)	17
Reconciling Items:
Corporate(f)	—	(533)	34
Purchase accounting adjustments(g)	—	(148)	63
Acquisition-related costs(h)	—	(217)	—
Certain significant items(i)	—	84	—
Other unallocated(j)	—	(77)	—

	$3,582	$178	$185

Year ended December 31, 2009(d):
U.S.	$1,105	$529	$13
EuAfME	880	315	21
CLAR	451	153	15
APAC	324	89	7

Total reportable segments	2,760	1,086	56
Other business activities(e)	—	(224)	12
Reconciling Items:
Corporate(f)	—	(496)	35
Purchase accounting adjustments(g)	—	(40)	21
Acquisition-related costs(h)	—	(247)	—
Certain significant items(i)	—	(157)	—
Other unallocated(j)	—	(70)	—

	$2,760	$(148)	$124

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

(a)	Revenues denominated in euros were approximately $710 million in 2011, $680 million in 2010 and $594 million in 2009.
(b)	Defined as income/(loss) before provision/(benefit) for taxes on income.
(c)	Certain production facilities are shared. Depreciation and amortization is allocated to the reportable operating segments based on estimates of where the benefits of the related assets are realized.
(d)	For 2011, includes KAH commencing from the acquisition date of January 31, 2011. For 2009, includes FDAH commencing from the acquisition date of October 15, 2009.
(e)	Other business activities reflect the research and development costs managed by our Research and Development organization.
(f)	Corporate includes, among other things, administration expenses, allocated interest expense, certain compensation and other costs not charged to our operating segments.
(g)	Purchase accounting adjustments include certain charges related to the fair value adjustments to inventory, intangible assets and property, plant and equipment not charged to our operating segments.
(h)

Acquisition-related costs can include costs associated with acquiring, integrating and restructuring newly acquired businesses, such as allocated transaction costs, integration costs, restructuring charges and additional depreciation associated with asset restructuring (see Note 5. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives for additional information).

(i)

Certain significant items are substantive, unusual items that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis. Such items primarily include restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition, the impact of certain asset impairments, inventory write-offs and divestiture-related gains and losses (see Note 4. Acquisitions, Divestitures and Certain Investments, Note 5. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives, and Note 6. Other (Income)/Deductions—Net, for additional information).

•

For 2011, certain significant items includes: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $62 million, (ii) certain asset impairment charges of $69 million; (iii) certain charges to write-off inventory of $12 million; (iv) charges related to transitional manufacturing purchase agreements associated with divestitures of $27 million; and (v) other costs of $2 million.

•

For 2010, certain significant items includes: (i) net gains on sales of businesses of $104 million, (ii) charges related to transitional manufacturing purchase agreements associated with divestitures of $4 million, (iii) certain charges to write-off inventory of $13 million; and (iv) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $3 million.

•

For 2009, certain significant items includes: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $159 million; and (ii) net gains on sales of businesses of $2 million.

(j)	Includes overhead expenses associated with our manufacturing and commercial operations not directly attributable to an operating segment.

B. Geographic Information

Revenues exceeded $100 million in each of eight countries outside the U.S. in 2011 and 2010, and five countries outside of the U.S. in 2009. The U.S. was the only country to contribute more than 10% of total revenues in each year.

Long-lived assets by geographic region follow:

	As of December 31,
(MILLIONS OF DOLLARS)	2011	2010

Property, plant and equipment, less accumulated depreciation:
U.S.	$787	$722
EuAfME	229	223
CLAR	75	68
APAC	152	135

Property, plant and equipment, less accumulated depreciation	$1,243	$1,148

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

C. Other Revenue Information

Significant Customers

We sell our livestock products primarily to veterinarians and livestock producers as well as third-party veterinary distributors, and retail outlets who generally sell the products to livestock producers. We sell our companion animal products primarily to veterinarians who then sell the products to pet owners. There was no single customer that accounted for 10% or more of our total revenues in 2011 or 2010.

Revenues by Species

Significant species revenues are as follows:

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009

Livestock:
Cattle	$1,617	$1,464	$1,126
Swine	562	433	388
Poultry	501	265	125
Other (Fish and Sheep)	98	71	47

	2,778	2,233	1,686

Companion Animal:
Horses	168	159	80
Dogs and Cats	1,287	1,190	994

	1,455	1,349	1,074

Total revenues(a), (b)	$4,233	$3,582	$2,760

(a)	In accordance with our domestic and international year-ends, 2011 includes approximately eleven months of KAH’s U.S. operations and approximately ten months of KAH’s international operations.
(b)

In accordance with our domestic and international year-ends, 2009 includes approximately two-and-a-half months of FDAH’s U.S. operations and approximately one-and-a-half months of FDAH’s international operations.

Revenues by Major Product Category

Significant revenues by major product category are as follows:

	Year Ended December 31,
(MILLIONS OF DOLLARS)	2011	2010	2009

Anti-infectives	$1,311	$1,117	$983
Vaccines	1,077	1,014	677
Parasiticides	645	602	432
Medicinal feed additives	347	86	85
Other pharmaceuticals	724	653	484
Other non-pharmaceuticals	129	110	99

Total revenues(a), (b)	$4,233	$3,582	$2,760

(a)	In accordance with our domestic and international year-ends, 2011 includes approximately eleven months of KAH’s U.S. operations and approximately ten months of KAH’s international operations.
(b)

In accordance with our domestic and international year-ends, 2009 includes approximately two-and-a-half months of FDAH’s U.S. operations and approximately one-and-a-half months of FDAH’s international operations.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

17.   Related Party Transactions

These financial statements include related party transactions:

•	We did not have sales to Pfizer and its subsidiaries during any of the periods presented.

•	The costs of goods manufactured in manufacturing plants that are shared with other Pfizer business units were approximately $340 million in 2011, $350 million in 2010 and $470 million in 2009.

•

Historically, Pfizer has provided significant corporate, manufacturing and shared services functions and resources to us. Our combined financial statements reflect an allocation of these costs. For further information about the cost allocations for these services and resources, see Note 2. Basis of Presentation. Management believes that these allocations are a reasonable reflection of the services received. However, these allocations may not reflect the expenses that would have been incurred if we had operated as a standalone public company for the periods presented. The costs for these services as a standalone public company would depend on a number of factors, including how we chose to organize as a company, our employee sourcing decisions and strategic decisions in areas such as information technology systems and infrastructure.

Pfizer uses a centralized approach to cash management and financing its operations. During the periods covered by these financial statements, cash deposits were remitted to Pfizer on a regular basis and are reflected within equity in the financial statements. Similarly, Zoetis’s cash disbursements were funded through Pfizer’s cash accounts and are reflected within equity in combined financial statements.

18.   Commitments under Operating Leases

We have facilities, vehicles and office equipment under various non-cancellable operating leases with third parties. Total rent expense, net of sublease rental income was approximately $21 million in 2011 and $19 million in both 2010 and 2009.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2011 follow:

(MILLIONS OF DOLLARS)	2012	2013	2014	2015	2016	After 2016	Total
Minimum lease payments	$16	$12	$9	$7	$4	$14	$62

19.   Subsequent Events

On June 7, 2012, Pfizer announced its intention to file a registration statement in the United States for a potential public offering of a minority ownership stake in our company.

Review Report of Independent Registered Public Accounting Firm

The Board of Directors

Pfizer Inc.:

We have reviewed the accompanying condensed combined balance sheet of Zoetis Inc. (the animal health business unit of Pfizer Inc. (the “Company”)) as of July 1, 2012 and the related condensed combined statements of operations, comprehensive income, equity, and cash flows for the six-month periods ended July 1, 2012, and July 3, 2011. These condensed combined financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed combined financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the combined balance sheet of the Company as of December 31, 2011, and the related combined statements of operations, comprehensive income, equity, and cash flows for the year then ended (presented elsewhere in this prospectus); and in our report dated August 10, 2012, we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying condensed combined balance sheet as of December 31, 2011, is fairly stated, in all material respects, in relation to the combined balance sheet from which it has been derived.

/s/ KPMG LLP

New York, New York

October 10, 2012

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011
Revenues	$2,141	$2,057
Costs and expenses:
Cost of sales(a)	771	835
Selling, general and administrative expenses(a)	682	695
Research and development expenses(a)	194	206
Amortization of intangible assets	32	34
Restructuring charges and certain acquisition-related costs	49	57
Other (income)/deductions––net	(10)	14

Income before provision for taxes on income	423	216
Provision for taxes on income	138	73

Net income before allocation to noncontrolling interests	285	143
Less: Net income attributable to noncontrolling interests	1	1

Net income attributable to Zoetis	$284	$142

(a)	Exclusive of amortization of intangible assets, except as disclosed in Note 8. Goodwill and Other Intangible Assets.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	Six Months Ended
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011
Net income before allocation to noncontrolling interests	$285	$143

Other comprehensive income/(loss), net of taxes:
Foreign currency translation adjustments, net(a)	(128)	136

Comprehensive income before allocation to noncontrolling interests	157	279
Less: Comprehensive income attributable to noncontrolling interests	1	1

Comprehensive income attributable to Zoetis	$156	$278

(a)	Presented net of reclassification adjustments and tax impacts, which are not significant in any period presented.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

CONDENSED COMBINED BALANCE SHEETS

(UNAUDITED)

	As of
(MILLIONS OF DOLLARS)	July 1, 2012	December 31, 2011
Assets
Cash and cash equivalents	$106	$79
Accounts receivable, less allowance for doubtful accounts	889	871
Inventories	1,172	1,063
Current deferred tax assets	88	96
Other current assets	222	202

Total current assets	2,477	2,311
Property, plant and equipment, less accumulated depreciation	1,199	1,243
Identifiable intangible assets, less accumulated amortization	888	928
Goodwill	980	989
Noncurrent deferred tax assets	168	143
Other noncurrent assets	88	97

Total assets	$5,800	$5,711

Liabilities and Equity
Accounts payable	$222	$214
Income taxes payable	32	18
Accrued compensation and related items	103	150
Other current liabilities	384	461

Total current liabilities	741	843
Allocated long-term debt	573	575
Noncurrent deferred tax liabilities	323	311
Other taxes payable	131	122
Other noncurrent liabilities	101	124

Total liabilities	1,869	1,975

Commitments and Contingencies

Business unit equity	4,108	3,785
Accumulated other comprehensive loss	(193)	(65)

Total Zoetis equity	3,915	3,720
Equity attributable to noncontrolling interests	16	16

Total equity	3,931	3,736

Total liabilities and equity	$5,800	$5,711

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

CONDENSED COMBINED STATEMENTS OF EQUITY

(UNAUDITED)

	Zoetis
(MILLIONS OF DOLLARS)	Business Unit Equity	Accumulated Other Comp. Income/ (Loss)	Total Business Unit Equity	Equity Attributable to Noncontrolling Interests	Total Equity
Balance, December 31, 2010	$3,418	$(74)	$3,344	$—	$3,344

Six Months Ended July 3, 2011
Comprehensive income	142	136	278	1	279
Share-based compensation expense	11	––	11	—	11
Dividends declared and paid	(49)	––	(49)	—	(49)
Net transfers between Pfizer and noncontrolling interests	1	––	1	(1)	—
Net transfers—Pfizer	299	––	299	—	299

Balance, July 3, 2011	$3,822	$62	$3,884	$—	$3,884

Balance, December 31, 2011	$3,785	$(65)	$3,720	$16	$3,736

Six Months Ended July 1, 2012
Comprehensive income/(loss)	284	(128)	156	1	157
Share-based compensation expense	12	––	12	—	12
Dividends declared and paid	(62)	––	(62)	—	(62)
Net transfers between Pfizer and noncontrolling interests	1	––	1	(1)	—
Net transfers––Pfizer	88	––	88	—	88

Balance, July 1, 2012	$4,108	$(193)	$3,915	$16	$3,931

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011
Operating Activities
Net income before allocation to noncontrolling interests	$285	$143
Adjustments to reconcile net income before noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization expense	102	99
Share-based compensation expense	12	11
Asset write-offs and impairments	6	10
Net gains on sales of assets	—	(1)
Deferred taxes	(26)	55
Other non-cash adjustments	(3)	2
Other changes in assets and liabilities, net of acquisitions and divestitures	(306)	(117)

Net cash provided by operating activities	70	202

Investing Activities
Purchases of property, plant and equipment	(55)	(57)
Acquisitions, net of cash acquired	(1)	(345)
Other investing activities	(3)	(1)

Net cash used in investing activities	(59)	(403)

Financing Activities
Allocated principal payments on long-term debt	—	(38)
Cash dividends paid(a)	(62)	(49)
Net financing activities with Pfizer	80	337

Net cash provided by financing activities	18	250

Effect of exchange-rate changes on cash and cash equivalents	(2)	1

Net increase in cash and cash equivalents	27	50
Cash and cash equivalents, as of beginning of period	79	63

Cash and cash equivalents, as of end of period	$106	$113

Supplemental cash flow information
Cash paid during the period for:
Income taxes, net	$147	$12
Interest	23	27

(a)	Payments to other non-Zoetis entities.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

We prepared the condensed combined financial statements following the requirements of the Securities and Exchange Commission (SEC) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by accounting principles generally accepted in the United States of America (U.S. GAAP) can be condensed or omitted. Balance sheet amounts and operating results for subsidiaries operating outside the U.S. are as of and for the six-month periods ended May 27, 2012, and May 29, 2011.

Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

We are responsible for the unaudited condensed combined financial statements included in this document. The unaudited condensed combined financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of our financial position and operating results.

The information included in this interim report should be read in conjunction with the combined financial statements and accompanying notes as of December 31, 2011 included elsewhere in this prospectus.

On January 31, 2011 (the acquisition date), Pfizer completed the tender offer for the outstanding shares of common stock of King Pharmaceuticals, Inc. (King), including the King Animal Health business (KAH), and acquired approximately 92.5% of King’s outstanding shares. On February 28, 2011, Pfizer acquired all of the remaining shares of King. Commencing from the acquisition date, our combined financial statements include the assets, liabilities, operations and cash flows associated with KAH. As a result, and in accordance with our domestic and international reporting periods, our unaudited condensed combined financial statements for the six months ended July 3, 2011 reflect approximately five months of the U.S. operations of KAH and approximately four months of the international operations of KAH.

The combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the animal health business of Pfizer. These combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had we operated as a standalone public company during the periods presented.

•

The combined statements of operations include allocations from certain support functions (Enabling Functions) that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, among others. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

•

The combined statements of operations include allocations of certain manufacturing and supply costs incurred by manufacturing plants that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group (collectively, PGS). These costs may include manufacturing variances and changes in the standard costs of inventory, among others. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods, such as animal health identified manufacturing costs, depending on the nature of the costs.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The condensed combined statements of operations also include allocations from the Enabling Functions and PGS for restructuring charges, integration costs, additional depreciation associated with asset restructuring, implementation costs and share-based compensation expense. Pfizer does not routinely allocate these costs to any of its business units. For additional information about allocations of restructuring charges and other costs associated with acquisitions and cost-reduction/productivity initiatives, see Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives.

•

The condensed combined statements of operations include an allocation of certain compensation expense items maintained on a centralized basis within Pfizer, such as certain fringe benefit expenses. Pfizer does not routinely allocate these costs to any of its business units.

•

The condensed combined balance sheets reflect all of the assets and liabilities of Pfizer that are either specifically identifiable or directly attributable to Zoetis and its operations. For benefit plans, the combined balance sheets only include the assets and liabilities of benefit plans dedicated to animal health employees. For debt, see below.

•

The condensed combined financial statements include an allocation of long-term debt that was issued to partially finance the acquisition of Wyeth (including FDAH). The debt and associated interest-related expenses, including the effect of hedging activities, have been allocated on a pro-rata basis using the deemed acquisition cost of FDAH as a percentage of the total acquisition cost of Wyeth. No other allocations of debt have been made as none is specifically related to our operations.

Management believes that the allocations are a reasonable reflection of the services received or the costs incurred on behalf of Zoetis and its operations and that the condensed combined statements of operations reflect all of the costs of the animal health business of Pfizer. The allocated expenses from Pfizer Inc. include the following:

•

Enabling Functions operating expenses—Approximately $152 million in the six months ended July 1, 2012 and $166 million in the six months ended July 3, 2011 ($1 million and $1 million in Cost of sales; $123 million and $133 million in Selling, general and administrative expenses; and $28 million and $32 million in Research and development expenses).

•	PGS manufacturing costs—Approximately $12 million in the six months ended July 1, 2012 and $24 million in the six months ended July 3, 2011 (in Cost of sales).

•

Restructuring charges and certain acquisition-related costs—Approximately $35 million in the six months ended July 1, 2012 and $35 million in the six months ended July 3, 2011 (in Restructuring charges and certain acquisition-related costs).

•

Other costs associated with cost reduction/productivity initiatives—Additional depreciation associated with asset restructuring—Approximately $9 million in the six months ended July 1, 2012 (in Research and development expenses) and $7 million in the six months ended July 3, 2011 ($6 million in Research and development expenses; and $1 million in Selling, general and administrative expenses).

•

Other costs associated with cost reduction/productivity initiatives—Implementation costs—Approximately $2 million in the six months ended July 1, 2012 (in Selling, general and administrative expenses).

•

Share-based compensation expense—Approximately $17 million in the six months ended July 1, 2012 and $14 million in the six months ended July 3, 2011 ($3 million and $3 million in Cost of sales; $11 million and $9 million in Selling, general and administrative expenses; and $3 million and $2 million in Research and development expenses).

•	Transaction costs—Approximately $1 million in the six months ended July 3, 2011 (in Restructuring charges and certain acquisition-related costs).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

•

Compensation-related expenses—Approximately $11 million in the six months ended July 1, 2012 and $9 million in the six months ended July 3, 2011 ($3 million and $2 million in Cost of sales; $5 million and $5 million in Selling, general and administrative expenses; and $3 million and $2 million in Research and development expenses).

•	Interest expense—Approximately $16 million in the six months ended July 1, 2012 and $18 million in the six months ended July 3, 2011 (in Other (income)/deductions—net).

The income tax provision in the combined statements of operations has been calculated as if Zoetis filed a separate tax return.

We participate in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. We also participate in Pfizer’s centralized hedging and offsetting programs. As such, in the condensed combined statements of operations, we include the impact of Pfizer’s derivative financial instruments used for offsetting changes in foreign currency rates net of the related exchange gains and losses for the portion that is deemed to be associated with the animal health operations. Such gains and losses were not material to the combined financial statements for all periods presented.

All balances and transactions among Zoetis and Pfizer and its subsidiaries, which can include dividends as well as intercompany activities, are shown as business unit equity in the combined balance sheets, for all periods presented. As the books and records of Zoetis were not kept on a separate company basis, the determination of the average net balance due to or from Pfizer is not practicable. See also Note 11. Related Party Transactions.

These combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, or cash flows would have been had we operated as a standalone public company during the period.

2. Adoption of New Accounting Policies

As of January 1, 2012, we adopted an amendment to the guidelines on the measurement and disclosure of fair value that is consistent between U.S. GAAP and International Financial Reporting Standards. The adoption of this new standard did not have a significant impact on our combined financial statements.

3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

We incurred significant costs in connection with Pfizer’s cost-reduction initiatives (several programs initiated since 2005) and the acquisitions of FDAH on October 15, 2009 and KAH on January 31, 2011.

For example:

•

in connection with our cost-reduction/productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems; and

•

in connection with our acquisition activity, we typically incur costs and charges associated with executing the transactions, integrating the acquired operations, which may include expenditures for consulting and the integration of systems and processes, and restructuring the combined company, which may include charges related to employees, assets and activities that will not continue in the combined company.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

All operating functions can be impacted by these actions, including sales and marketing, manufacturing and research and development, as well as functions such as business technology, shared services and corporate operations.

The components of costs incurred in connection with our acquisitions and cost-reduction/productivity initiatives follow:

	Six Months Ended
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011
Restructuring Charges and Certain Acquisition-Related Costs:
Integration costs(a)	$9	$9
Restructuring charges:(b)
Employee termination costs	3	13
Asset impairment charges	1	(1)
Exit costs	1	1

Total Direct	14	22

Transaction costs(c)	—	1
Integration costs(a)	12	21
Restructuring charges:(b)
Employee termination costs	14	13
Asset impairment charges	8	—
Exit costs	1	—

Total Allocated	35	35

Total Restructuring charges and certain acquisition-related costs	49	57

Other Costs Associated with Cost-Reduction/Productivity Initiatives:
Additional depreciation associated with asset restructuring—direct(d)	5	1
Additional depreciation associated with asset restructuring—allocated(d)	9	7
Implementation costs—allocated(e)	2	—

Total costs associated with acquisitions and cost-reduction/productivity initiatives	$65	$65

(a)

Integration costs represent external, incremental costs directly related to integrating acquired businesses and primarily include expenditures for consulting and the integration of systems and processes.

(b)

Restructuring charges for the six months ended July 1, 2012 are primarily related to cost-reduction/productivity initiatives. Restructuring charges for the six months ended July 3, 2011 are primarily related to the integration of FDAH and KAH.

    The direct restructuring charges are associated with the following:

•	For the six months ended July 1, 2012––U.S. ($3 million), EuAfME ($1 million income), CLAR ($1 million), and manufacturing/research/corporate ($2 million).

•	For the six months ended July 3, 2011––U.S. ($2 million), EuAfME ($2 million), CLAR ($1 million), APAC ($1 million income) and manufacturing/research/corporate ($9 million).
(c)	Transaction costs represent external costs directly related to acquiring businesses and primarily include expenditures for banking, legal, accounting and other similar services.
(d)

Additional depreciation associated with asset restructuring represents the impact of changes in the estimated lives of assets involved in restructuring actions. In the six months ended July 1, 2012, included in Cost of sales ($5 million), and Research and development expenses ($9 million). In the six months ended July 3, 2011, included in Selling, general and administrative expenses ($2 million), and Research and development expenses ($6 million).

(e)

Implementation costs represent external, incremental costs directly related to implementing cost reduction/productivity initiatives, and primarily include expenditures related to system and process standardization and the expansion of shared services. In the six months ended July 1, 2012, included in Selling, general and administrative expenses ($2 million).

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The components and activity of our direct restructuring charges identified with Zoetis follow:

(MILLIONS OF DOLLARS)	Employee Termination Costs	Asset Impairment Charges	Exit Costs	Accrual
Balance, December 31, 2011	$70	$—	$11	$81
Provision	3	1	1	5
Utilization and other(a)	(21)	(1)	(4)	(26)

Balance, July 1, 2012(b)	$52	$—	$8	$60

(a)	Includes adjustments for foreign currency translation.
(b)	Included in Other current liabilities ($35 million) and Other noncurrent liabilities ($25 million).

4. Other (Income)/Deductions—Net

The components of Other (income)/deductions—net follow:

	Six Months Ended
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011
Interest expense on allocated long-term debt	$16	$18
Royalty-related income	(13)	(12)
Identifiable intangible asset impairment charges(a)	3	9
Certain legal matters, net(b)	(19)	—
Other, net	3	(1)

Other (income)/deductions—net	$(10)	$14

(a)

In 2012, the asset impairment charges include (i) approximately $2 million of finite-lived companion animal developed technology rights; and (ii) approximately $1 million of finite-lived trademarks related to genetic testing services. The intangible asset impairment charges for 2012 reflect, among other things, loss of revenues as a result of negative market conditions. In 2011, the asset impairment charges reflect approximately $9 million related to in-process research and development projects acquired from Vetnex in 2010, as a result of the termination of the development programs due to a re-assessment of economic viability.

(b)

Represents income from a favorable legal settlement related to an intellectual property matter ($14 million) and a change in estimate for an environmental-related reserve due to a favorable settlement ($7 million income), partially offset by litigation-related charges ($2 million).

5. Tax Matters

The income tax provision in the combined statements of operations and the associated tax accounts in the combined balance sheets have been calculated as if Zoetis filed a separate tax return.

A. Taxes on Income

Our effective tax rate was 32.6% for the six months ended July 1, 2012, compared to 33.8% for the six months ended July 3, 2011. The lower effective tax rate in the first six months of 2012 compared to the first six months of 2011 is primarily due to:

•

the change in the jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions and as a result of operating fluctuations in the normal course of business, the impact of non-deductible items and the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

partially offset by:

•

the non-recurrence of approximately $9.5 million reduction in unrecognized tax benefits in 2011, which were recorded as a result of the favorable tax audit settlement pertaining to prior years (see discussion below); and

•	the expiration of the U.S. research and development credit.

During the six months ended July 3, 2011, a settlement was reached with the U.S. Internal Revenue Service (IRS) with respect to the audits of the Wyeth tax returns for the years 2002 through 2005. The settlement resulted in an income tax benefit to Zoetis of approximately $9.5 million for income tax and interest.

B. Tax Contingencies

We are subject to income tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. These tax audits can involve complex issues, interpretations and judgments and the resolution of matters may span multiple years, particularly if subject to negotiation or litigation.

Status of Tax Audits and Potential Impact on Accruals for Uncertain Tax Positions

The United States is one of our major tax jurisdictions and we are regularly audited by the IRS:

•

With respect to Pfizer Inc., tax years 2006-2010 are currently under audit. Tax years 2011-2012 are not yet under audit. All other tax years in the U.S. for Pfizer Inc. are closed under the statute of limitations.

•	With respect to Wyeth, tax years 2006 through the Wyeth acquisition date (October 15, 2009) are currently under audit. All other tax years are closed.

•

With respect to King, tax years 2005-2007 for Alpharma Inc. (an animal health related company acquired through the KAH acquisition) are currently under audit. Tax years 2009 through the date of acquisition (January 31, 2011) are open but not under audit. All other tax years are closed.

In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Canada (2001-2012), Japan (2006-2012), Europe (2002-2012, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany) and Puerto Rico (2007-2012).

6. Accumulated Other Comprehensive Income/(Loss)

Changes, net of tax, in accumulated other comprehensive loss follow:

	Net Unrealized Loss	Benefit Plans
(MILLIONS OF DOLLARS)	Currency Translation Adjustment	Actuarial Losses	Accumulated Other Comprehensive Loss

Balance, December 31, 2011	$ (59)	$(6)	$(65)
Other comprehensive expense	(128)	—	(128)

Balance, July 1, 2012	$(187)	$(6)	$(193)

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

7. Inventories

The components of inventory follow:

	As of
(MILLIONS OF DOLLARS)	July 1, 2012	December 31, 2011
Finished goods	$688	$608
Work-in-process	307	284
Raw materials and supplies	177	171

Inventories	$1,172	$1,063

8. Goodwill and Other Intangible Assets

A. Goodwill

The components and changes in the carrying amount of goodwill follow:

(MILLIONS OF DOLLARS)	U.S.	EuAfME	CLAR	APAC	Total
Balance, December 31, 2011	$504	$157	$164	$164	$989
Other(a)	(4)	(1)	(2)	(2)	(9)

Balance, July 1, 2012	$500	$156	$162	$162	$980

(a)	Primarily reflects adjustments for foreign currency translation.

B. Other Intangible Assets

The components of identifiable intangible assets follow:

	As of
	July 1, 2012			December 31, 2011
(MILLIONS OF DOLLARS)	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, Less Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, Less Accumulated Amortization
Finite-lived intangible assets:
Developed technology rights	$743	$(148)	$595	$755	$(128)	$627
Brands	216	(82)	134	216	(77)	139
Trademarks	53	(33)	20	54	(30)	24
Other	130	(117)	13	129	(118)	11

Total finite-lived intangible assets	1,142	(380)	762	1,154	(353)	801

Indefinite-lived intangible assets:
Brands	39	—	39	39	—	39
Trademarks	67	—	67	67	—	67
In-process research and development	20	—	20	21	—	21

Total indefinite-lived intangible assets	126	—	126	127	—	127

Identifiable intangible assets	$1,268	$(380)	$888	$1,281	$(353)	$928

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

C. Amortization

Amortization expense related to acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property is included in Amortization of intangible assets as it benefits multiple business functions. Amortization expense related to acquired intangible assets that are associated with a single function is included in Cost of sales, Selling, general and administrative expenses and Research and development expenses, as appropriate. Total amortization expense for finite-lived intangible assets was $35 million in the six months ended July 1, 2012 and $34 million in the six months ended July 3, 2011.

9. Commitments and Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business. For a discussion of our tax contingencies, see Note 5B. Tax Matters: Tax Contingencies.

A. Legal Proceedings

Our non-tax contingencies include, among others, the following:

•	Product liability and other product-related litigation, which can include injury, consumer, off-label promotion, antitrust and breach of contract claims.

•	Commercial and other litigation, which can include product-pricing claims and environmental claims and proceedings.

•	Patent litigation, which typically involves challenges to the coverage and/or validity of our patents or those of third parties on various products or processes.

•	Government investigations, which can involve regulation by national, state and local government agencies in the U.S. and in other countries.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, and/or criminal charges, which could be substantial.

We believe that we have strong defenses in these types of matters, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

The principal matters to which we are a party are discussed below. In determining whether a pending matter is significant for financial reporting and disclosure purposes, we consider both quantitative and qualitative factors

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be a class action and our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader’s judgment about our financial statements in light of all of the information about the company that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters, we consider, among other things, the financial significance of the product protected by the patent.

Roxarsone® (3-Nitro)

We are defendants in nine actions involving more than 137 plaintiffs that allege that the distribution of the medicinal feed additive Roxarsone allegedly caused various diseases in the plaintiffs, including cancers and neurological diseases. Other defendants, including various poultry companies, are also named in these lawsuits. Compensatory and punitive damages are sought in unspecified amounts.

In September 2006, the Circuit Court of Washington County returned a defense verdict in one of the lawsuits, Mary Green, et al. v. Alpharma, Inc. et al. In 2008, this verdict was appealed and affirmed by the Arkansas Supreme Court. Certain summary judgments favoring the poultry company co-defendants in Mary Green, et al. v. Alpharma, Inc. et al. were reversed by the Arkansas Supreme Court in 2008. These claims were retried in 2009 and that trial also resulted in a defense verdict, which was affirmed by the Arkansas Supreme Court in April 2011. The next lawsuit in the group of actions is set for trial in October 2012.

In June 2011, we announced that we would suspend sales in the U.S. of Roxarsone in response to a request by the U.S. FDA and subsequently stopped sales in several international markets.

Following our decision to suspend sales of Roxarsone in June 2011, Zhejiang Rongyao Chemical Co., Ltd., the supplier of certain materials used in the production of Roxarsone, filed a lawsuit in the U.S. District Court for the District of New Jersey alleging that we are liable for damages it suffered as a result of the decision to suspend sales.

In September 2012, we were named as defendants in a purported class action in the Circuit Court of Arkansas County, Arkansas. The lawsuit alleges that the distribution of medicinal feed additives, including Roxarsone, caused chickens to produce manure that contains an arsenical compound, which, when used as agricultural fertilizer by rice farmers, degrades into inorganic arsenic and allegedly caused contamination of rice produced by Arkansas farmers. Other defendants, including various poultry companies, are also named in these lawsuits. Compensatory damages, punitive damages, and attorney fees are sought in an unspecified amount.

PregSure®

We have received in total approximately 80 claims in Europe and New Zealand seeking damages related to calves claimed to have died of Bovine Neonatal Pancytopenia (BNP) on farms where PregSure BVD, a vaccine against Bovine Virus Diarrhea (BVD) was used. BNP is a rare syndrome that first emerged in cattle in Europe in 2006. Studies of BNP suggest a potential association between the administration of PregSure and the development of BNP, although no causal connection has been established. The cause of BNP is not known.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

In 2010, we voluntarily stopped sales of PregSure BVD, a vaccine against BVD in Europe, and recalled the product at wholesalers while investigations into possible causes of BNP continue. In 2011, after incidences of BNP were reported in New Zealand, we voluntarily withdrew the marketing authorization for PregSure throughout the world.

We have settled approximately 20 of these claims for amounts that are not material individually or in the aggregate. Investigations into possible causes of BNP continue and these settlements may not be representative of any future claims resolutions.

Advocin

On January 30, 2012, Bayer filed a complaint against Pfizer alleging infringement and inducement of infringement of Bayer patent US 5,756,506 covering, among other things, a process for treating bovine respiratory disease (BRD) by administering a single high dose of fluoroquinolone. The complaint was filed after Pfizer’s product Advocin® was approved as a single dose treatment of BRD, in addition to its previous approval as a multi-dose treatment of BRD. Bayer seeks a permanent injunction, damages and a recovery of attorney’s fees, and has demanded a jury trial. Discovery is ongoing, and the trial is currently scheduled for April 2013. We believe we have strong defenses against the claim.

Ulianopolis, Brazil

In February 2012, the Municipality of Ulianopolis (State of Para, Brazil) filed a complaint against Fort Dodge Saúde Animal Ltda (FDSAL) and five other large companies alleging that waste sent to a local waste incinerator for destruction, but that was not ultimately destroyed as the facility lost its operating permit, caused environmental impacts requiring cleanup.

The Municipality is seeking recovery of cleanup costs purportedly related to FDSAL’s share of all waste accumulated at the waste incineration facility awaiting destruction, and compensatory damages to be allocated among the six defendants. We believe we have strong arguments against the claim, including defense strategies against any claim of joint and several liability.

At the request of the Municipal prosecutor, in April 2012, the lawsuit was suspended for one year. Since that time, the prosecutor has initiated investigations into the Municipality’s actions in the matter as well as the efforts undertaken by the six defendants to remove and dispose of their individual waste from the local incineration facility.

B. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of July 1, 2012, recorded amounts for the estimated fair value of these indemnifications are not significant.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

10.  Segment, Geographic and Revenue Information

A.  Segment Information

Selected statement of operations information follows:

(MILLIONS OF DOLLARS)	Revenues(a)	Earnings(b)	Depreciation and Amortization(c)
Six months ended July 1, 2012
U.S.	$846	$444	$15
EuAfME	558	192	12
CLAR	384	131	12
APAC	353	134	7

Total reportable segments	2,141	901	46
Other business activities(e)	—	(126)	8
Reconciling Items:
Corporate(f)	—	(233)	17
Purchase accounting adjustments(g)	—	(26)	26
Acquisition-related costs(h)	—	(29)	5
Certain significant items(i)	—	(17)	—
Other unallocated(j)	—	(47)	—

	$2,141	$423	$102

Six months ended July 3, 2011(d)
U.S.	$772	$370	$14
EuAfME	578	190	13
CLAR	385	126	12
APAC	322	115	7

Total reportable segments	2,057	801	46
Other business activities(e)	—	(138)	8
Reconciling Items:
Corporate(f)	—	(261)	15
Purchase accounting adjustments(g)	—	(52)	30
Acquisition-related costs(h)	—	(54)	—
Certain significant items(i)	—	(31)	—
Other unallocated(j)	—	(49)	—

	$2,057	$216	$99

(a)	Revenues denominated in euros were $322 million in the six months ended July 1, 2012 and $356 million in the six months ended July 3, 2011.
(b)	Defined as income before provision for taxes on income.
(c)	Certain production facilities are shared. Depreciation and amortization is allocated to the reportable operating segments based on estimates of where the benefits of the related assets are realized.
(d)	For 2011, includes KAH commencing on the acquisition date of January 31, 2011.
(e)	Other business activities reflect the research and development costs managed by our Research and Development organization.
(f)	Corporate includes, among other things, administration expenses, allocated interest expense, certain compensation and other costs not charged to our operating segments.
(g)	Purchase accounting adjustments include certain charges related to the fair value adjustments to inventory, intangible assets and property, plant and equipment not charged to our operating segments.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(h)

Acquisition-related costs can include costs associated with acquiring, integrating and restructuring newly acquired businesses, such as allocated transaction costs, integration costs, restructuring charges and additional depreciation associated with asset restructuring (see Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives, for additional information).

(i)

Certain significant items are substantive, unusual items that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis. Such items primarily include restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition and the impact of divestiture-related gains and losses (see Note 3. Restructuring Charges and Other Costs Associated with Acquisition and Cost-Reduction/Productivity Initiatives, for additional information).

•

In the six months ended July 1, 2012, certain significant items includes: (i) income related to a favorable legal settlement for an intellectual property matter of $14 million; (ii) $5 million income due to a change in estimate related to transitional manufacturing purchase agreements associated with divestitures; and (iii) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $36 million.

•

In the six months ended July 3, 2011, certain significant items includes: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $10 million; (ii) certain charges to write-off inventory of $12 million; and (iii) certain asset impairment charges of $9 million.

(j)	Includes overhead expenses associated with our manufacturing and commercial operations not directly attributable to an operating segment.

B.  Other Revenue Information

Revenues by Species

Significant species revenues are as follows:

	Six Months Ended
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011
Livestock:
Cattle	$771	$780
Swine	285	263
Poultry	250	234
Other (Fish and Sheep)	50	55

	1,356	1,332

Companion Animal:
Horses	95	86
Dogs and Cats	690	639

	785	725

Total revenues(a)	$2,141	$2,057

(a)	In accordance with our domestic and international year-ends, 2011 includes approximately five months of KAH’s U.S. operations and approximately four months of KAH’s international operations.

ZOETIS INC.

(THE ANIMAL HEALTH BUSINESS UNIT OF PFIZER INC.)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Revenues by Major Product Category

Significant revenues by major product category are as follows:

	Six Months Ended
(MILLIONS OF DOLLARS)	July 1, 2012	July 3, 2011
Anti-infectives	$583	$581
Vaccines	546	540
Parasiticides	377	353
Medicinal feed additives	193	155
Other pharmaceuticals	364	351
Other non-pharmaceuticals	78	77

Total revenues(a)	$2,141	$2,057

(a)	In accordance with our domestic and international year-ends, 2011 includes approximately five months of KAH’s U.S. operations and approximately four months of KAH’s international operations.

11.  Related Party Transactions

These financial statements include related party transactions:

•	We did not have sales to Pfizer and its subsidiaries during any of the periods presented.

•

The costs of goods manufactured in manufacturing plants that are shared with other Pfizer business units were approximately $215 million in the six months ended July 1, 2012 and $175 million in the six months ended July 3, 2011.

•

Historically, Pfizer has provided significant corporate, manufacturing and shared services functions and resources to us. Our combined financial statements reflect an allocation of these costs. For further information about the cost allocations for these services and resources, see Note 1. Basis of Presentation. Management believes that these allocations are a reasonable reflection of the services received. However, these allocations may not reflect the expenses that would have been incurred if we had operated as a standalone company for the periods presented. The costs for these services as a standalone company would depend on a number of factors, including how we chose to organize as a company, our employee sourcing decisions and strategic decisions in areas such as information technology systems and infrastructure.

12.  Subsequent Events

On August 13, 2012, we filed a registration statement in the United States for a potential public offering of a minority ownership stake in our company.

             shares

Zoetis Inc.

Class A common stock

Prospectus

J.P. Morgan

BofA Merrill Lynch

Morgan Stanley

                    , 2012

Until                     , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee, the FINRA fee and the stock exchange listing fee.

Payable by the registrant
SEC registration fee		$11,460
FINRA fee		15,500
Stock exchange listing fee		*
Blue Sky fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment

Item 14.	Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any by-laws, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s certificate of incorporation and by-laws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent authorized or permitted by law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation and by-laws provide for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

The registrant will on its own, or in conjunction with its controlling stockholder, maintain industry standard policies of insurance under which coverage is provided to its directors and officers against legal liability for loss which is not indemnified arising from claims made by reason of breach of duty or other wrongful act while acting in their capacity as directors and officers of the registrant.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the registrant by the underwriters against certain liabilities.

Item 15.	Recent sales of unregistered securities

We have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon our formation to our sole stockholder, Pfizer.

Item 16.	Exhibits and financial statements schedules

(a)	Exhibits

Exhibit number	Description

1.1	Form of Underwriting Agreement†

1.2	Form of Debt-for-Equity Exchange Agreement†

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant

3.2	Form of Amended and Restated By-laws of the Registrant

4.1	Specimen Class A Common Stock Certificate†

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP†

10.1	Form of Global Separation Agreement†

10.2	Form of Transitional Services Agreement†

10.3	Form of Tax Matters Agreement†

10.4	Form of Research and Development Collaboration and License Agreement†

10.5	Form of Employee Matters Agreement†

10.6	Form of Screening Services Agreement†

10.7	Form of Registration Rights Agreement†

10.8	Form of Patent and Know-How License Agreement (Zoetis as licensee)†

10.9	Form of Patent and Know-How License Agreement (Pfizer as licensee)†

10.10	Form of Trademark License Agreement†

10.11	Form of Private Instrument of Non-Residential Lease Agreement and Others†

10.12	Form of Private Instrument of Lease Agreement Movable Assets and Others†

10.13	Form of Environmental Matters Agreement†

10.14	Master Manufacturing and Supply Agreement, dated October 1, 2012, by and between Pfizer Inc. and Zoetis Inc. (Pfizer as manufacturer)

10.15	Pfizer Inc. 2004 Stock Plan, as Amended and Restated†

10.16	Pfizer Inc. Amended and Restated Nonfunded Supplemental Retirement Plan, together with all material Amendments†

15.1	Letter regarding unaudited interim financial information

21.1	Subsidiaries of the Registrant†

23.1	Consent of KPMG LLP

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in its opinion filed as Exhibit 5.1 hereto)†

24.1	Powers of Attorney (included on signature page to registration statement)††

†	To be filed by amendment.
††	Previously filed.

(b) Financial Statement Schedules. Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of October 2012.

Zoetis Inc.

By:	/S/ JUAN RAMÓN ALAIX
Name: Juan Ramón Alaix
Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ JUAN RAMÓN ALAIX Juan Ramón Alaix	Chief Executive Officer and Director (Principal Executive Officer)	October 10, 2012

* Richard A. Passov	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 10, 2012

* Frank A. D’Amelio	Chairman and Director	October 10, 2012

* Geno J. Germano	Director	October 10, 2012

* Douglas E. Giordano	Director	October 10, 2012

* Charles H. Hill	Director	October 10, 2012

* Amy W. Schulman	Director	October 10, 2012

*By:	/S/ JUAN RAMÓN ALAIX
Juan Ramón Alaix Attorney-in-fact

Exhibit index

Exhibit number	Description

1.1	Form of Underwriting Agreement†

1.2	Form of Debt-for-Equity Exchange Agreement†

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant

3.2	Form of Amended and Restated By-laws of the Registrant

4.1	Specimen Class A Common Stock Certificate†

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP†

10.1	Form of Global Separation Agreement†

10.2	Form of Transitional Services Agreement†

10.3	Form of Tax Matters Agreement†

10.4	Form of Research and Development Collaboration and License Agreement†

10.5	Form of Employee Matters Agreement†

10.6	Form of Screening Services Agreement†

10.7	Form of Registration Rights Agreement†

10.8	Form of Patent and Know-How License Agreement (Zoetis as licensee)†

10.9	Form of Patent and Know-How License Agreement (Pfizer as licensee)†

10.10	Form of Trademark License Agreement†

10.11	Form of Private Instrument of Non-Residential Lease Agreement and Others†

10.12	Form of Private Instrument of Lease Agreement Movable Assets and Others†

10.13	Form of Environmental Matters Agreement†

10.14	Master Manufacturing and Supply Agreement, dated October 1, 2012, by and between Pfizer Inc. and Zoetis Inc. (Pfizer as manufacturer)

10.15	Pfizer Inc. 2004 Stock Plan, as Amended and Restated†

10.16	Pfizer Inc. Amended and Restated Nonfunded Supplemental Retirement Plan, together with all material Amendments†

15.1	Letter regarding unaudited interim financial information

21.1	Subsidiaries of the Registrant†

23.1	Consent of KPMG LLP

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in its opinion filed as Exhibit 5.1 hereto)†

24.1	Powers of Attorney (included on signature page to registration statement)††

†	To be filed by amendment.
††	Previously filed.